SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

02047939

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

PE 8-1-02

For the month of August, 2002

(Commission File No. 1-15250)

Bradesco

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

Bank Bradesco
(Translation of registrant's name in English)

Cidade de Deus, s/nº, Vila Yara, Osasco, SP, 06029-900
Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F__

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

Bradesco

Report on Economic and Financial Analysis

June 2002


Bradesco

Financial Market Indicators (%)

Index	2001 1st Qtr.	2001 2nd Qtr.	2001 1st Half	2002 1st Qtr.	2002 2nd Qtr.	2002 1st Half
CDI	3.56	3.83	7.53	4.20	4.28	8.67
IBOVESPA - Average	(7.15)	2.65	(4.69)	(2.38)	(15.96)	(17.96)
USD - Commercial rate	10.55	6.63	17.87	0.14	22.41	22.58
IPCA - IBGE	1.42	1.52	2.96	1.49	1.43	2.94
TJLP	2.22	2.24	4.52	2.41	2.29	4.76

Compulsory Deposit Rates (%)

Index	2001 1st Qtr.	2001 2nd Qtr.	2001 1st Half	2002 1st Qtr.	2002 2nd Qtr.	2002 1st Half
Demand Deposits	45	45	45	45	45	45
Time Deposits	–	–	–	10	15	15
Savings Deposits	15	15	15	15	20	20

Rates and Limits (%)

Index	2001 1st Qtr.	2001 2nd Qtr.	2001 1st Half	2002 1st Qtr.	2002 2nd Qtr.	2002 1st Half
Income Tax	25	25	25	25	25	25
Social Contribution	9	9	9	9	9	9
PIS	0.65	0.65	0.65	0.65	0.65	0.65
COFINS	3	3	3	3	3	3
Legal Reserve on Net Income	5	5	5	5	5	5
Max. Fixed Assets (*)	70	70	70	70	60	60
Min. Capital - Basle (*)	11	11	11	11	11	11

(*) On adjusted stockholders' equity.



Highlights for the Period - Consolidated Information

1

Balance Sheet

In millions of reais

	2001		2002	
	March	June	March	June
Total Assets	96,902	101,863	119,224	124,505
Securities and Interbank Investments	35,534	37,152	44,397	43,311
Credit and Leasing Operations	41,134	43,847	49,546	52,576
Total Deposits	35,784	36,868	45,934	50,849
Demand Deposits	7,404	7,090	8,126	10,005
Time Deposits	10,822	12,187	19,385	21,791
Savings Deposits	17,487	17,522	18,337	18,901
Interbank Deposits	71	69	86	152
Subordinated Debt	–	–	1,509	1,990
Technical Reserves for Insurance, Private Pension Plans and Savings Bonds	10,956	11,738	14,524	15,211
Stockholders' Equity	8,739	9,148	9,926	10,119

Statement of Income for the Period

In millions of reais

	2001			2002		
	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half
Net Income	420	622	1,042	425	479	904
Financial Margin	1,975	2,537	4,512	2,666	2,804	5,470
Gross Profit from Intermediation	1,561	2,043	3,604	2,033	2,093	4,126
Commissions and Fees	895	865	1,759	861	926	1,786

Results per Thousand Shares

In reais

	2001			2002		
	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half
Net Income	0.29	0.43	0.72	0.30	0.33	0.63
JCP/Dividends - ON (Before Income Tax)	0.121	0.128	0.249	0.155	0.055	0.210
JCP/Dividends - ON (Net of Income Tax)	0.103	0.109	0.212	0.132	0.046	0.178
JCP/Dividends - PN (Before Income Tax)	0.133	0.141	0.274	0.171	0.060	0.231
JCP/Dividends - PN (Net of Income Tax)	0.113	0.120	0.233	0.145	0.051	0.196

JCP – Interest attributed to own capital (paid and/or declared)
ON – Common stock
PN – Preferred stock

Net Book Value and Market Value (per thousand shares)

In reais

	2001		2002	
	March	June	March	June
Number of Shares - in millions (ON/PN)	1,445,436	1,443,756	1,437,678	1,437,151
Net Book Value (ON/PN)	6.05	6.34	6.90	7.04
Average Last Day Price (ON/PN)	10.46	11.01	12.69	10.21
Average Last Day Price (ON)	9.43	9.95	11.34	9.13
Average Last Day Price (PN)	11.49	12.06	14.04	11.29

Market Value


In millions of reais
6,456
13,275
17,386
15,889
16,249
14,673
31/12/1998
31/12/1999
31/12/2000
30/06/2001
31/12/2001
30/06/2002

Cash Generation

In millions of reais

	2001			2002		
	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half
Net Income	420	622	1,042	425	479	904
(-) Equity in Earnings of Subsidiaries and Associated Companies	2	(1)	1	(2)	(21)	(23)
(-) Exchange Gain/Loss	(129)	(91)	(220)	65	(447)	(382)
(+) Allowance for Loan Losses	414	493	907	633	711	1,344
(+) Technical Reserves for Insurance, Private Pension Plans and Savings Bonds	638	752	1,390	537	633	1,170
(+) Allowance for Mark-to-Market	128	19	147	10	293	303
(+) Depreciation and Amortization	138	130	268	131	188	319
TOTAL	1,611	1,924	3,535	1,799	1,836	3,635

Change in Number of Shares (million)

	Common Stock	Preferred Stock	Total
Number of Shares Held at December 31, 2001	730,599	709,947	1,440,546
(-) Treasury Stock - Acquisition	(1,985)	(1,410)	(3,395)
Number of Shares Held at June 30, 2002	728,614	708,537	1,437,151

Performance Ratios (annualized)

Percentual

	2001			2002		
	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half
Return on Equity (Total)	20.7	30.1	24.1	18.3	20.3	18.7
Return on Average Equity	21.8	31.4	25.6	18.5	20.6	19.1
Return on Assets (Total)	1.7	2.5	2.1	1.4	1.5	1.5

NB: Return on Equity = Net income/final stockholders' equity annualized.
Return on Average Equity = Net income/average (daily) stockholders' equity annualized.

Other Ratios

	Percentual					
	2001			2002		
	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half
Efficiency Ratio (1)	58.4	53.1	55.6	53.4	57.1	55.3
Capital Adequacy Ratio - Financial Consolidated (2)	13.4	-	13.4	15.2	-	14.7
Capital Adequacy Ratio - Total Consolidated (2)	12.2	-	12.2	13.6	-	13.0
Fixed Assets to Stockholders' Equity - Financial Consolidated (3)	55.4	-	54.8	64.2	-	56.1
Fixed Assets to Stockholders' Equity - Total Consolidated (3)	47.8	-	48.9	50.8	-	46.6

(1) The calculation of the efficiency ratio, is presented on page 31.

(2) Minimum requirement = 11% of adjusted stockholders' equity.

(3) At June 30, 2002, fixed assets are limited to 60% of adjusted stockholders' equity. This percentage will be decreased to 50% as from December 31, 2002.

Other Indexes



Total Deposits per Employee (in thousands of reais)
546
564
619
625
633
690
Total Deposits per Branch (in millions of reais)
13.8
14.2
15.8
15.7
15.9
17.4
Total Assets per Employee (in millions of reais)
1,478
1,559
1,642
1,676
1,642
1,690
Total Assets per Branch (in millions of reais)
37.5
39.4
41.8
42.2
41.3
42.5
Personnel Expenses per Employee (in thousands of reais)
12
13
13
14
12
13
Personnel Expenses per Total Assets (%)
0.8
0.8
0.8
0.8
0.7
0.8
Employees per Branch, PAB, PAE (unit)
17.1
16.8
16.9
16.5
16.0
15.9
Administrative Expenses per Total Assets (%)
0.9
0.8
0.8
0.8
0.7
0.8
Net Assets of Managed Funds per Employee (in thousands of reais)
623
612
626
638
652
600
2001
2002
1st Qtr.
2nd Qtr.
3rd Qtr.
4th Qtr.
1st Qtr.
2nd Qtr.

Asset Management and Own Working Capital

	In millions of reais			
	2001		2002	
	March	June	March	June
Asset Management	56,266	55,702	64,452	60,941
Investment Funds	40,814	39,985	47,361	44,232
Customer Portfolios	15,452	15,717	17,091	16,709
Working Capital (Stockholders' Equity (-) Permanent Assets)	4,689	5,080	4,380	4,726

Added Value

	In millions of reais					
	2001			2002		
	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half
ADDED VALUE (A+B+C)	1,486	1,816	3,301	1,675	1,730	3,405
A – Gross Profit from Financial Intermediation	1,561	2,043	3,605	2,033	2,093	4,126
B – Commissions and Fees	895	865	1,759	861	925	1,786
C – Other Operating Expenses	(970)	(1,092)	(2,063)	(1,219)	(1,288)	(2,507)
DISTRIBUTION OF ADDED VALUE (D+E+F+G)	1,486	1,816	3,301	1,675	1,730	3,405
D – Employees	709	749	1,458	768	855	1,623
E – Government	357	445	801	482	396	878
F – JCP/Dividends to Stockholders' (paid and accrued)	182	194	375	235	81	316
G – Reinvestment of profits	238	428	667	190	398	588

Customers – Checking Accounts (million)


5.8
6.3
8.7
10.8
12.0
12.8
3.8
9.1
12.4
19.6
31.3
33.5
1997
1998
1999
2000
2001
1st Half/2002
% of Internet Banking customers

Savings Accounts (millions)


16.0
20.0
23.6
26.5
27.4
27.0
1997
1998
1999
2000
2001
1st Half/2002

Customer Service Network

	2001		2002			
	June		March		June	
	Branches	PABs/PAEs(1)	Branches	PABs/PAEs(1)	Branches	PABs/PAEs(1)
Consolidated	2,588	1,292	2,884	1,654	2,927	1,697
Bradesco	2,218	1,054	2,419	1,299	2,473	1,343
BCN (2)	197	129	208	153	234	169
Baneb	173	109	-	-	-	-
BEA (3)	-	-	36	29	-	-
Continental Banco	-	-	1	-	1	-
Mercantil de São Paulo	-	-	220	173	219	185
Banco Postal	-	-	37	-	1,000	-
ATMs - Bradesco Day and Night (BDN)	18,940		20,429		20,779	
Continental Promotora de Vendas	36		39		40	
Mercantil Credit Salestore	-		9		9	

(1) PABs (Banking Service Post) and PAEs (Electronic Service Outlet) are installed exclusively in companies. PABs have at least one on-site bank clerk.
(2) The increase is a result of the incorporation of the Banco Cidade branch network.
(3) BEA branches were transferred to Bradesco in June 2002.

Credit Cards (millions)

	2001			2002		
	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half
Number of Credit Cards	4.3	-	4.4	5.0	-	5.3
Average Transaction Amount - in reais	1,615	1,638	3,253	1,814	1,945	3,759
Number of Transactions	29.0	29.2	58.2	30.4	32.3	62.7

Investments in Infrastructure, Information Technology and Telecommunications

The investments for expanding functional capacity, infrastructure, IT and telecommunications at the Bradesco Organization are designed to maintain a modern, practical and secure customer service network, characterizing the Bank as one of the world's most contemporary companies and creating added value for its customers and users in both Brazil and abroad.

Investment Growth

In millions of reais

	1997	1998	1999	2000	2001	1st Half 2002
Infrastructure(*)	108	205	215	227	509	377
IT/Telecommunications	165	317	553	617	743	399
Total	273	522	768	844	1.252	776

(*) In 2001 includes acquisition of the right to use Banco Postal (R$ 200 million).

Risk Ratings

Bradesco's risk ratings are among the highest attributed to Brazilian Banks.

Ratings	National	International
Fitch Ratings		
Individual		B/C
Support		4T
Foreign Currency (long-term)		B+
Foreign Currency (short-term)		B
Local Currency (long-term)		B+
Local Currency (short-term)		B
Long Term	AA+(bra)	
Short Term	F1+(bra)	
Atlantic Rating	AAA	
Moody's Investors Service		
Foreign Currency Deposit (long-term)		B2
Foreign Currency Deposit (short-term)		NP
Foreign Currency Debt (long-term)		Ba2
Foreign Currency Debt (short-term)		NP
Local Currency Deposit (long-term)		A3
Local Currency Deposit (short-term)		P2
Deposit (long-term)	Aaa.br	
Deposit (short-term)	BR-1	
Financial Quality		C
Standard & Poor's		
Local Currency Issuer (long-term)		BBpi
Austin Asis		
Financial Soundness	AAA	
SR Rating (1)	brAA+	
Fitch Ratings (1)	AA (bra)	B+
Standard & Poor's (1)		
Local Currency Issuer (long-term)	brAA	
Standard & Poor's (2)	brAA	

(1) Bradesco Seguros
(2) Bradesco Capitalização

Ranking

Source	Criteria	Position
Forbes/Economática	Banks in Brazil Profitability/ Performance	1st (Brazil)
Global Finance	Overall	1st (Brazil)
Global Finance	Brazilian Banks - Best Foreign Exchange	1st Foreigner
The Banker	Stockholders' Equity	88th (World-Wide)
	Stockholders' Equity	1st (Brazil)
Latin Finance "Top 50 Latin Banks"	Total Assets	3rd (Latin America)
Ranking Agência Estado/Economática - Best Brazilian Companies in 1Q02	Performance and Shareholder Returns	3rd (Brazil)
Forbes 200 Platinum/Economática	Brazil's 200 Best Companies	21st (Brazil)
Fortune	Companies - Income	370th (World-Wide)
	Banks - Income	46th (World-Wide)
Euromoney	Stockholders' Equity	110th (World-Wide)
Standard & Poor's	Total Assets	156th (World-Wide)
Forbes "International 500"	Overall	166th (World-Wide)

Awards

The following important awards, honors and distinctions received by Bradesco highlight its industry leadership, its brand strength and the quality of its products and services.

In 2001, Bradesco was elected Best Retail Bank in Brazil in a survey carried out by Austin Asis for the *Conjuntura Econômica* magazine published by Getúlio Vargas Foundation. The survey, published in May 2002, analyzed 150 institutions, focusing on criteria such as profitability, efficiency and market share.

Bradesco was also ranked as Brazil's Best Bank for the second year running by the *Forbes 200 Economática*, published by the *Forbes Brazil* magazine. Their traditional *Platinum List* presents the ranking of Brazil's 200 best publicly held companies in 2001.

For the fourth year running, Bradesco leads the ranking of the 100 largest private sector groups in Brazil by income, published in the 2002 issue of *Exame* magazine's *Guia Melhores e Maiores*, one of the country's most complete business annuals and a benchmark of corporate excellence. In the same issue, Bradesco is also named Brazil's largest public and private sector bank in terms of equity.

In May, 2002, Bradesco received the retail bank category award for transparency "*Maior Transparência 2001*" from *Atlantic Rating*, one of the world's most important risk analysis agencies.

Bradesco was also placed first in the 1Q02 *Agência Estado/Economática* ranking which highlights companies generating the best shareholder returns, reflecting their transparency and corporate governance practice.

The Bank also deserves credit for its inclusion in *infoEXAME*'s list of Brazil's 100 most-wired companies. In the seventh issue of this magazine survey, Bradesco is ranked as one of Brazil's top companies as a result of its privileged structure and capacity for data storage and deployment.

Bradesco Internet Banking was voted best in Brazil by *Business Standard* magazine, which highlighted the quality of its online customer service, among others, revealed in the results of a survey prepared by the Research Institute of *Fundação Getúlio Vargas - SP*.

At the e-finance 2002 awards organized by the *Executivos Financeiros* magazine, Bradesco came first in three categories: Investment Site for its ShopInvest service; Call Center for its phone bank service (Telebanco); and Mobile Bank, for the Bradesco Mobile Banking service.

Quality, innovation and scope were determinant factors in establishing the Bradesco Organization as overall champion of the iBest 2002 internet awards with 11 prizes in the following categories:

- Grand Prix (popular and iBest academy votes) - best among the year's best in all categories: Bradesco
- Security Module/iBest Banks (popular and iBest academy votes): Bradesco
- São Paulo Region (popular vote): Bradesco
- Financial Services (popular vote): ShopInvest
- Insurance Company Services (popular and iBest academy votes): Bradesco Seguros
- Social Activities (popular vote): Bradesco Foundation
- Revelation (popular vote): Bradesco Seguros
- Best Marketing Campaign: Bradesco

With its "Um projeto de formação integral" case, the Bradesco Foundation was the winner of the first "Marketing Best Responsabilidade Social 2002" award given by the *Getúlio Vargas Foundation, Editora Referência* and *MadiaMundoMarketing*. For the second time running, the Foundation also won the *Bem Eficiente 2002* award from *Kanitz & Associados*, one of Brazil's most respected third-sector consulting firms.

The use of the Internet to provide online study opportunities for those who are unable to attend school guaranteed the receipt by the Bradesco Foundation of the ABRH 2002 "Brasil e-Learning" award from the Brazilian Association of Human Resources (ABRH) and MicroPower.

Bradesco Seguros, Bradesco Capitalização and Bradesco Vida e Previdência received the "Mercado de Seguros" insurance market award from *Seguro Total* magazine and *All Time Editora e Eventos*, in the "Excelência em Prêmios Totais" (Total Portfolio Premium Excellence), "Melhores Empresas de Capitalization" (Best Savings Bond Companies) and "Melhor Empresa em Previdência Privada" (Best Private Pension Plan Company) categories, respectively.

For the case "Natal Bradesco Seguros 2001", Bradesco Seguros won the "Top de Marketing 2002" prize awarded by the Brazilian Association of Sales and Marketing Directors - ADVB. This case was also a winner at the National Academy of Insurance and Pension awards, as was Bradesco Capitalização for the "Pé Quente Premium" (Lucky Bond) case.

The variety of awards and distinctions received by Bradesco from both local and foreign organizations reflects its ongoing efforts to successfully penetrate all segments of Brazilian life, i.e. to be competitive in the markets in which it operates. And more importantly is that Bradesco is acknowledged as being always ahead.

Summary of Consolidated Financial Statements - at June 30

Balance Sheet - In millions of reais	2001	2002
ASSETS		
Current and Long-term Receivables	97,641	118,798
Available Funds	1,170	2,131
Short-term Interbank Investments	1,648	5,402
Securities	35,504	37,909
Interbank and Interdepartmental Accounts	4,927	6,979
Restricted Deposits:		
Brazilian Central Bank	3,803	5,744
Other	1,124	1,235
Credit and Leasing Operations	36,264	42,240
Credit and Leasing Operations	38,980	45,703
Allowance for Loan and Leasing Losses	(2,716)	(3,463)
Other Receivables and Assets	18,128	24,137
Foreign Exchange Portfolio	6,898	12,662
Other Receivables and Assets	11,309	11,540
Allowance for Losses	(79)	(65)
Permanent Assets	4,222	5,707
Investments	849	618
Property and Equipment in Use and Leasing Assets	2,062	2,635
Deferred Charges	1,311	2,454
Deferred Charges	378	449
Goodwill on the Acquisition of Subsidiaries, Net of Amortization	933	2,005
TOTAL	101,863	124,505
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current and Long-term Liabilities	81,605	99,881
Deposits	36,868	50,849
Demand Deposits	7,090	10,005
Savings Deposits	17,522	18,901
Interbank Deposits	69	152
Time Deposits	12,187	21,791
Deposits Received under Security Repurchase Agreements	12,679	8,695
Funds from acceptance and Issuance of Securities	4,656	5,123
Securities Issued Abroad	3,857	4,209
Other Funds	799	914
Interbank and Interdepartmental Accounts	557	956
Borrowings and Onlendings	14,079	16,302
Borrowings	8,330	10,003
Onlendings	5,749	6,299
Financial Derivative Instruments	526	552
Other Liabilities	12,240	17,404
Foreign Exchange Portfolio	2,192	5,566
Taxes and Social Security Contributions, Social and Statutory Payables	3,465	3,968
Committed Technical Reserves for Insurance, Savings Bonds and Private Pension Plans	798	1,032
Subordinated Debt	-	1,990
Sundry	5,785	4,848
Technical Reserves for Insurance, Savings Bonds and Private Pension Plans	10,940	14,179
Deferred Income	16	12
Minority Interest in Subsidiaries	154	314
Stockholders' Equity	9,148	10,119
TOTAL	101,863	124,505
Statement of Income - In millions of reais		
Income from Lending and Trading Activities	10,836	13,044
Expenses	(7,231)	(8,918)
Gross Profit from Financial Intermediation	3,605	4,126
Other Operating Income (Expenses), Net	(2,282)	(2,907)
Operating Income	1,323	1,219
Non-operating Income (Expenses), Net	-	(9)
Income Before Taxes on Income and Profit Sharing	1,323	1,210
Income Tax and Social Contribution	(206)	(234)
Employee Profit Sharing	(78)	(64)
Minority Interest in Subsidiaries	3	(8)
Net Income	1,042	904

Historical Data - In millions of reais (unless otherwise indicated)

	Year					
	1997	1998	1999	2000	2001	1st Half 2002
Total Assets	61,135	67,338	80,324	94,878	110,116	124,505
Securities and Interbank Investments	21,802	24,872	31,787	35,428	44,380	43,311
Credit and Leasing Operations	25,201	26,311	27,559	38,872	44,444	52,576
Total Deposits	24,029	28,250	34,724	36,469	41,084	50,849
Demand Deposits	5,275	4,977	6,803	7,501	8,058	10,005
Time Deposits	3,982	6,964	10,207	10,564	14,675	21,791
Savings Deposits	14,643	16,172	17,245	17,836	18,311	18,901
Interbank Deposits	129	137	469	568	40	152
Subordinated Debt	-	-	-	-	970	1,990
Technical Reserves for Insurance, Savings Bonds and Private Pension Plans	3,952	5,270	7,564	10,338	13,854	15,211
Stockholders' Equity	5,573	6,321	6,769	8,092	9,768	10,119
Net Income	831	1,012	1,105	1,740	2,170	904
Return on Stockholders' Equity (%)	14.9	16.0	16.3	21.5	22.2	18.7
Capital Increase through Subscription	-	464	247	466	401	-
Dividends/Interest Attributed to Own Capital (*)	594	688	856	779	849	316
Customer Checking Accounts (million)	5.8	6.3	8.7	10.8	12.0	12.8
Internet Banking Users (%)	3.8	9.1	12.4	19.6	31.3	33.5
Savings Accounts (million)	16.0	20.0	23.6	26.5	27.4	27.0
Customer Service Network - Number of Branches	2,164	2,210	2,431	2,579	2,610	2,927
Average Number of Customers per Branch (thousand)	2.7	2.9	3.6	4.2	4.6	4.4
Commission and Fees	1,446	1,775	2,100	3,043	3,473	1,786
Personnel Expenses	1,906	2,555	2,680	3,109	3,389	1,820
Number of Employees	59,427	61,166	63,511	65,804	65,713	73,688
Commission and Fees Compared to Personnel Expenses – (%)	75.9	72.2	78.4	97.9	102.5	98.1
Commission and Fees Compared to Personnel and Administrative Expenses – (%)	39.6	37.7	40.0	50.0	50.9	48.6
Net Equity of Managed Funds	12,784	17,871	26,520	38,097	41,905	44,232
Internet Banking (thousands of customers)	219	576	1,078	2,126	3,769	4,300
Internet Banking (thousands of transactions)	4,555	18,999	39,663	87,346	184,000	121,800
Number of Cards (million)	2.0	2.1	4.3	4.4	4.7	5.3

(*) 2002 – Paid and Accrued

In millions of reais (unless otherwise indicated)

	Year					
	1997	1998	1999	2000	2001	1st Half 2002
Total Assets	61,135	67,338	80,324	94,878	110,116	124,505
Credit and Leasing Operations	25,201	26,311	27,559	38,872	44,444	52,576
Technical Reserves for Insurance, Savings Bonds and Private Pension Plans	3,952	5,270	7,564	10,338	13,854	15,211
Stockholders' Equity	5,573	6,321	6,769	8,092	9,768	10,119
Customer Checking Account (million)	5.8	6.3	8.7	10.8	12.0	12.8
Customer Service Network - Number of Branches	2,164	2,210	2,431	2,579	2,610	2,927
Number of Employees	59,427	61,166	63,511	65,804	65,713	73,688
Net Assets of Managed Funds	12,784	17,871	26,520	38,097	41,905	44,232
Internet Banking (in thousand of customers)	219	576	1,078	2,126	3,769	4,300
Increase in Number of Credit Cards (million)	2.0	2.1	4.3	4.4	4.7	5.3

Corporate Organization Chart

Major Stockholders


Elo Participações (Directors/ Employees)(*)
53.70% ON
25.85% TOTAL
Nova Cidade de Deus
Bradesco Foundation
46.30% ON
98.35% PN
73.29% TOTAL
42.61% ON
42.61% TOTAL
Aguiar Family
25.11% ON
25.11% TOTAL
Cidade de Deus
32.28% ON
32.28% TOTAL
50.05% ON
25.28% TOTAL
BES
4.20% ON
2.89% PN
3.57% TOTAL
Credit Agricole
3.24% PN
1.60% TOTAL
UFJ Bank Limited
1.28% ON
1.29% PN
1.29% TOTAL
16.71% ON
2.38% PN
9.62% TOTAL
Market
27.72% ON
90.20% PN
58.64% TOTAL
Banco Bradesco
ON = Common Stock
PN = Preferred Stock

(*) No single stockholder has more than 4% of capital.
Source: 12/07/2002

Subsidiary and Associated Companies



Banco Bradesco
99.99% ON 99.99% TOTAL
Banco Bradesco Argentina
99.99% ON 99.99% TOTAL
Bradesco Corretora T.V.M.
89.52% ON 88.68% TOTAL
Banco BEA
100%
Banco Bradesco Luxembourg
100% ON 99.97% TOTAL
Banco BANEB
100.00% ON 100.00% TOTAL
Bradesco Leasing
100.00% ON 100.00% PN 100.00% TOTAL
Banco BCN
100.00%
Boavista D.T.V.M.
99.99% Quotas
BRAM Bradesco Asset Management
Banco Boavista
100.00% ON 100.00 % TOTAL
99.99% Quotas
União de Comércio e Participações
100.00%
Bradesco Securities,
Banco Credireal
99.99% ON 99.99% TOTAL
90.11% ON 82.17% TOTAL
Banco Mercantil de SP
50.10% Quotas
Bradesco Templeton Asset
Bradesco Consórcio
99.99% Quotas
Continental Banco S.A.
100% ON 100% TOTAL
99.94% ON 99.94% TOTAL
BCN Leasing
Agência New York
100.00%
99.98% ON 99.96% TOTAL
Scopus Tecnologia
50.00% ON 50.00% TOTAL
CLSA - BCN Corretora de Tít. e Val. Mob.
Agência Grand Cayman
100.00%
50.00% Quotas
UFJ Bradesco Part. Ltda.
49.00% ON 49.00% TOTAL
100.00%
50.00% ON 81.11% PN 59.74% TOTAL
Bus Holding
Bradesco Services Co.
CPM Holdings
99.66% ON 99.66% TOTAL
Bradesco Seguros
99.99% ON 99.99% TOTAL
99.99% ON 99.99% TOTAL
99.99% ON 99.99% TOTAL
51.00% ON 40.00% TOTAL
99.17% ON 99.17% TOTAL
99.99% ON 99.99% TOTAL
Bradesco Saúde
Bradesco Capitalização
Bradesco Vida e Previdência
Indiana Seguros
Universal Cia. de Seguros Gerais
Atlântica Capitalização
100.00% ON 100.00% TOTAL
99.43% ON 99.43% TOTAL
5.66% ON 5.66% TOTAL
85.84% ON 85.84% TOTAL
99.77% ON 99.77% TOTAL
Brad. Internat. Health Service
A.B.S. Empreend. Imobiliários
União Novo Hamburgo Seguros
Bradesco Argentina de Seguros
55.56% ON 55.56% TOTAL
44.44% ON 44.44% TOTAL
Nova Paiol Part.
24.00% ON 24.00% TOTAL
41.00% ON 41.00% TOTAL
27.00% ON 27.00% TOTAL
8.00% ON 8.00% TOTAL
Finasa Seguradora
ON = Common Stock
PN = Preferred Stock

Analysis of the Consolidated Result

2

Profitability

In the 1st half of 2002, the profitability over the Net Equity was 18.7%, and the return on Total Assets was 1.5%.

In the 1st half of 2002, the net profit decreased 13.2% as compared to the 1st half of 2001.

In the 2nd quarter of 2002, the Net Profit was R$ 479 million, an increase of 12.7% as compared to the 1st quarter of 2002.


NET INCOME (R$ milion)
831
1,012
1,105
1,740
1,339
2,170
1997
1998
1999
2000
2001
622
518
610
425
479
904
2nd Qtr.
3rd Qtr.
4th Qtr.
1nd Qtr.
2nd Qtr.
1st Half
2001
2002
RETURN ON STOCKHOLDER'S EQUITY (%)
14.9
16.0
16.3
17.4
21.5
22.2
30.1
23.8
27.4
18.3
20.3
18.7
RETURN ON ASSETS (%)
1.4
1.5
1.4
1.4
1.8
2.0
2.5
1.9
2.2
1.4
1.5
1.5
Recurring
Total

Comparative Statement of Income - In millions of reais

	1st Qtr. 2001	1st Half 2002	Variation %	1st Qtr. 2002	2nd Qtr. 2002	Variation %
INCOME FROM LEANDING AND TRADING ACTIVITIES	10,835	13,044	20.4	4,517	8,527	88.8
Credit Operations	6,076	6,862	12.9	2,436	4,427	81.7
Leasing Operations	241	207	(14.2)	90	116	28.3
Securities (1)	3,404	4,228	24.2	1,601	2,627	64.1
Foreign Exchange Transactions	1,005	1,606	59.9	329	1,277	287.4
Compulsory Deposits	109	141	28.9	61	80	32.5
EXPENSES	7,230	8,918	23.3	2,484	6,434	159.0
Interest and Charges on:						
Deposits	3,804	4,949	30.1	1,519	3,430	125.8
Borrowings, Credit Assignments and Onlendings	2,520	2,619	4.0	329	2,290	594.9
Leasing Operations	-	6	-	3	3	-
Allowance for Loan Losses	907	1,344	48.1	633	711	12.4
INCOME FROM FINANCIAL INTERMEDIATION	3,604	4,126	14.5	2,033	2,093	(3.0)
OTHER OPERATING INCOME (EXPENSES)	(2,282)	(2,907)	27.4	(1,385)	(1,522)	9.9
Commissions and Fees	1,759	1,786	1.5	861	926	7.6
Insurance Premiuns, Private Pension Plans and Savings Bonds	4,164	4,212	1.2	1,950	2,263	16.1
Change in Technical Reserves for Insurance, Private Pension Plans and Savings Bond	(1,390)	(1,170)	(15.8)	(537)	(633)	17.8
Claims - Insurance Operations	(1,532)	(1,758)	14.7	(862)	(897)	4.0
Savings Bonds Redemptions	(365)	(372)	2.0	(182)	(190)	4.5
Insurance and Pension Plan Selling Expenses	(343)	(321)	(6.5)	(160)	(161)	0.1
Expenses with Pension Plan Benefits and Redemptions	(630)	(760)	20.7	(349)	(411)	17.7
Personnel Expenses	(1,612)	(1,820)	12.9	(857)	(964)	12.5
Other Administrative Expenses	(1,649)	(1,854)	12.4	(844)	(1,011)	19.8
Tax Expenses	(380)	(404)	6.4	(204)	(200)	(1.9)
Equity in the Earnings of Subsidiary and Associated Companies	(1)	23	(1,875.9)	2	21	831.4
Other Operating Revenue	546	635	16.5	254	381	49.8
Other Operating Expenses	(849)	(1,104)	30.1	(457)	(646)	41.7
OPERATING INCOME	1,322	1,219	(7.8)	648	571	(12.0)
NON-OPERATING INCOME (EXPENSES), NET	-	(9)	-	(29)	20	(167.9)
INCOME BEFORE TAXES AND PROFIT SHARING	1,322	1,210	(8.5)	619	591	(4.6)
Provision for Income Tax and Social Contribution	(205)	(234)	14,1	(166)	(69)	(58.7)
Employee Profit Sharing	(78)	(64)	(17,6)	(31)	(32)	2.8
Minority Interest	3	(8)	(354,7)	3	(11)	(432.6)
NET INCOME	1,042	904	(13,2)	425	479	12.7
RETURN ON ANNUALIZED STOCKHOLDERS' EQUITY (%)	24.1	18.7	-	18.3	20.3	-

(1) Including Financial Derivative Instruments.

Analysis of the Statement of Income – In millions of reais

Income from Credit and Lease Operations

1st Half			Quarter/2002		
2001	2002	Variation %	1st Qtr.	2nd Qtr.	Variation %
6,317	7,069	11.9	2,526	4,543	79.8

This growth reflects credit portfolio increases, following acquisitions in 1H02 (Mercantil, BEA, Cidade and Ford), as well as exchange variation increases on a portion of the credit portfolio and in average interest rates compared to the same period in 2001.

The growth reflects exchange variation increases in a portion of the portfolio, as well as the increase in the volume of the credit portfolio following the acquisitions of Banco Cidade in 2Q02 and Mercantil in March/2002.

Income from Securities and Financial Derivative Instruments Transactions

1st Half			Quarter/2002		
2001	2002	Variation %	1st Qtr.	2nd Qtr.	Variation %
3,404	4,228	24.2	1,601	2,627	64.1

This growth rate is mainly derived from the increase in portfolio volume, in particular Technical Reserves, as well as acquisitions and increases in exchange variation and average interest rates.

The growth rate is mainly due to the increase in exchange variation from 0.14% in 1Q02 to 22.41% in 2Q02.

Income from Foreign Exchange Transactions

1st Half			Quarter/2002		
2001	2002	Variation %	1st Qtr.	2nd Qtr.	Variation %
1,005	1,606	59.9	329	1,277	287.4

Growth was mainly due to an increase in exchange variation of 22.58% in 1H02 as compared to 17.87% in 1H01, plus the effect of acquisitions. This account should be analyzed disregarding the expense for foreign funding used to finance import/export transactions, as described in Note 11b, to the financial statements.

Growth was mainly due to a positive exchange variation of 22.41% in 2Q02 as compared to 0.14% in 1Q02. This account should be analyzed disregarding the expense for foreign funding used to finance import/export transactions.

Income from Compulsory Deposits

1st Half			Quarter/2002		
2001	2002	Variation %	1st Qtr.	2nd Qtr.	Variation %
109	141	28.9	61	80	32.5

The growth rate was mainly derived from the increase in the TR reference rate, which is used to remunerate compulsory deposits on savings accounts from 0.83% in 1H01 to 1.16% in 1H02.

The growth rate was mainly derived from the increase in the TR reference rate used to remunerate compulsory deposits on savings accounts which grew from 0.55% in 1Q02 to 0.61% in 2Q02.

Expenses on Market Funds

1st Half			Quarter/2002		
2001	2002	Variation %	1st Qtr.	2nd Qtr.	Variation %
3,804	4,949	30.1	1,519	3,430	125.8

This variation reflects the increase in average market interest rates, as well as the exchange variation impact on foreign funding, and the growth in average volume and as a result of acquisitions in 1H02.

This growth rate reflects exchange variation increases on foreign funding and growth in average volume, as well as from acquisitions.

Analysis of the Statement of Income - In millions of reais

Expenses for Borrowings, Credit Assignments and Onlendings

1st Half			Quarter/2002		
2001	2002	Variation %	1st Qtr.	2nd Qtr.	Variation %
2,520	2,619	4.0	329	2,290	594.9

This growth rate reflects an increase in exchange variation from 17.87% in 1H01 to 22.58% in 1H02, impacting expenses for foreign loans and, to a lesser extent, the increase in the average volume as a result of acquisitions.

This growth rate reflects the increase in exchange variation to 22.41% in 2Q02 as compared to 0.14% in 1Q02, impacting expenses for foreign loans and, to a lesser extent, average volume increase as a result of acquisitions.

Expenses with Allowance for Loan Losses

1st Half			Quarter/2002		
2001	2002	Variation %	1st Qtr.	2nd Qtr.	Variation %
907	1,344	48.1	633	711	12.4

The increase in this expense was generated by average portfolio balance growth as a result of acquisitions and an increase in customer defaults following the economic slowdown.

The increase in this expense was generated mainly by the growth of the average portfolio balance as a result of acquisitions. The increased expense is due to the growth of the average portfolio

Commissions and Fees

1st Half			Quarter/2002		
2001	2002	Variation %	1st Qtr.	2nd Qtr.	Variation %
1,759	1,786	1.5	861	926	7.6

The increase was generated mainly by the acquisition of Mercantil, BEA and Cidade totaling approximately R$ 40 and Credit Cards R$ 42, offset by the decrease in income from managed funds of R$ 31, as a result of market fluctuations.

The increase of R$ 65 was generated mainly by acquisition of Mercantil totaling approximately R$ 40, income on collection R$ 5, checking accounts R$ 5 and credit operations R$ 3.

Insurance Premiums, Private Pension Plans and Savings Bond

1st Half			Quarter/2002		
2001	2002	Variation %	1st Qtr.	2nd Qtr.	Variation %
4,164	4,212	1.2	1,950	2,263	16.1

This growth rate was for the most part due to successful "VGBL" sales, offset by a drop in the Auto insurance portfolio following the implementation of stricter risk acceptance policies.

The growth rate was for the most part due to successful "VGBL" sales, plus an increase in the Health and Auto portfolios and, to a lesser degree, increases in the savings bond portfolio.

Variation in Technical Reserves for Insurance, Private Pension Plans and Savings Bonds

1st Half			Quarter/2002		
2001	2002	Variation %	1st Qtr.	2nd Qtr.	Variation %
(1,390)	(1,170)	(15.8)	(537)	(633)	17.8

The decrease reflects the performance of premiums, private pension plans and savings bonds, considering the specific composition and features of these transactions.

This growth is consistent with the increase in revenue from premiums.

Claims - Insurance Operations

1st Half			Quarter/2002		
2001	2002	Variation %	1st Qtr.	2nd Qtr.	Variation %
(1,532)	(1,758)	14.7	(862)	(897)	4.0

This variation reflects payment of claims in the Life insurance line and an increase in the Health portfolio.

The variation in claims reflects Health portfolio growth, and increases as a result of the acquisition of the investment in Finasa Seguradora.

Analysis of the Statement of Income – In millions of reais

Saving Bond Redemption

1st Half			Quarter/2002		
2001	2002	Variation %	1st Qtr.	2nd Qtr.	Variation %
(365)	(372)	2.0	(182)	(190)	4.5

Savings bond redemptions grew mainly as a result of the volume of plans maturing during the half-year.

Savings bond redemptions grew as a result of the volume of plans maturing during the period.

Insurance and Pension Plan Selling Expenses

1st Half			Quarter/2002		
2001	2002	Variation %	1st Qtr.	2nd Qtr.	Variation %
(343)	(321)	(6.5)	(160)	(161)	0.1

The slight variation is consistent with the performance of revenues from premiums, private pension plans and savings bonds.

The expenses remained stable in the quarter.

Expenses with Pension Plan Benefits and Redemption

1st Half			Quarter/2002		
2001	2002	Variation %	1st Qtr.	2nd Qtr.	Variation %
(630)	(760)	20.7	(349)	(411)	17.7

The variation reflects an increase in the payment of pension plan redemptions especially PGBLs which permit withdrawal by participants at any time.

TThe variation was mainly due to an increase in the payment of pension plan redemptions especially PBBLs which permit withdrawal by participants at any time.

Personnel Expenses

1st Half			Quarter/2002		
2001	2002	Variation %	1st Qtr.	2nd Qtr.	Variation %
(1,612)	(1,820)	12.9	(857)	(964)	12.5

The increase in this expense was generated by a 5.0% increase in salary levels, following the collective labor agreement signed in September/01, an increase in the headcount following the acquisition of Mercantil, BEA and Cidade, consolidated in 2Q02, with an expense of some R$ 90, and an increase in the level of provisions for labor claims of R$ 70. Disregarding the above effects there was a real decrease of 2%.

The growth was generated mainly by an increase in headcount following the acquisition of Mercantil, and Cidade, consolidated in 2Q02, with an expense of some R$ 70, and the increase of R$ 30 in expenses for salaries, as a result of expenses incurred in 1Q02 from the concentration of vacation payments. Disregarding the above effects, this expense remained stable.

Other Administrative Expenses

1st Half			Quarter/2002		
2001	2002	Variation %	1st Qtr.	2nd Qtr.	Variation %
(1,649)	(1,854)	12.4	(844)	(1,011)	19.8

The increase reflects customer service network expansion following the acquisitions in 1H02, of R$ 80, advertising and publicity of R$ 46 and communication expenses (outsourcing of network) totaling R$ 42.

The increase reflects customer service network expansion following the acquisitions in 1H02, of R$ 70, expenses for advertising and publicity of R$ 14 generated by new campaigns, depreciation and amortization of R$ 10, third-party services of R$ 9, communications of R$ 7 and rents of R$ 5.

Analysis of the Statement of Income – In millions of reais

Tax Expenses

1st Half			Quarter/2002		
2001	2002	Variation %	1st Qtr.	2nd Qtr.	Variation %
(380)	(404)	6.4	(204)	(200)	(1.9)

This variation reflects increases in expenses with PIS/COFINS (Social Integration Program/Social Contribution on Billings)and is consistent with income growth for the period.

Tax expenses remained practically stable with a slight decrease in expenses for PIS/COFINS (Social Integration Program/Social Contribution on Billings).

Equity in the Earnings of Subsidiary and Associated Companies

1st Half			Quarter/2002		
2001	2002	Variation %	1st Qtr.	2nd Qtr.	Variation %
(1)	23	(1,875.9)	2	21	831.4

This increase reflects the improved performance of the associated companies accounted for under the equity method as described in Note 14b to the financial statements.

This increase reflects the improved performance of the associated companies accounted for under the equity method.

Other Operating Income (Expenses)

1st Half			Quarter/2002		
2001	2002	Variation %	1st Qtr.	2nd Qtr.	Variation %
(303)	(469)	54.8	(203)	(265)	30.5

The main income and expense items are presented in Notes 25 and 26 to the financial statements.

The variation in net expenses reflects, for the most, an increase in financial expenses of R$ 40 and amortization of goodwill in subsidiary and associated companies of R$ 22.

Non-Operating Income (Expenses), net

1st Half			Quarter/2002		
2001	2002	Variation %	1st Qtr.	2nd Qtr.	Variation %
–	(9)	–	(29)	20	(167.9)

The variation between the periods is presented in Note 27.

This variation reflects less expense for the provision for losses on non-operating assets and also profits on sale of assets and investments.

Income Tax and Social Contribution

1st Half			Quarter/2002		
2001	2002	Variation %	1st Qtr.	2nd Qtr.	Variation %
(205)	(234)	14.1	(166)	(69)	(58.7)

The variation in income tax and social contribution expense reflects tax charges on pre-tax income, adjusted by permanent additions and exclusions, as described in Note 29 to the financial statements.

The quarterly variation was mainly generated by taxable income.

Results by Activity – In millions of reais

	June/2002								
	Financial		Insurance		Pension	Savings	Other	Amount	Total
	Local	Foreign	Local	Foreign	Plan	Bond	Activities	Eliminated	Consolidated
Income from Financial Intermediation	2,970	81	143	(16)	804	120	29	(4)	4,127
Other Operating Income (Expenses)	(2,399)	(77)	(83)	(3)	(605)	(53)	(7)	4	(3,223)
Commissions and Fees	1,641	3	-	-	37	-	237	(132)	1,786
Personnel Expenses	(1,590)	(10)	(115)	-	(32)	(7)	(66)	-	(1,820)
Other Administrative Expenses	(1,667)	(22)	(152)	(1)	(60)	(23)	(75)	146	(1,854)
Other Operating Revenue (Expenses), Net	(783)	(48)	184	(2)	(550)	(23)	(103)	(10)	(1,335)
Net Income	571	4	60	(19)	199	67	22	-	904

Increase in the main items of the Statement of Income in relation to the Previous Year - In millions of reais



1,042
Net Income 30/06/2001
959
Financial Margin
Allowance for Loan Losses Expenses
(437)
27
Commissions and Fees
Personnel Expenses
(208)
Other Administrative Expenses
(205)
Insurance Premiums
(73)
Income Tax and Social Contribution
(29)
Other
(172)
904
Net Income 30/06/2002

Increase in the items that make up the Financial Margin with the adjustment of Foreign Exchange in relation to the Previous Year - In millions of reais



4,511
Financial Margin 30/06/2001
678
Credit Operations
Deposits and Borrowings
(568)
818
Securities
31
Foreign Exchange
5,470
Financial Margin 30/06/2002

Analysis of the Financial Margin and Average Rate

Credit Operations x Income


Average Balance - In millions of reais
1st Half/01 40,826
1st Half/02 48,294
2nd Qtr./01 42,057
1st Qtr./02 46,420
2nd Qtr./02 50,448
Average Rate - % p.a.
1st Half/01 39.1
1st Half/02 39.1
2nd Qtr./01 40.3
1st Qtr./02 26.9
1st Qtr./02 54.7

	1st Half/01	1st Half/02	2nd Qtr./01	1st Qtr./02	2nd Qtr./02
Credit Operations	34,753	41,129	35,870	39,770	42,749
Leasing Operations	2,025	1,771	2,011	1,728	1,811
Advances on Foreign Exchange	4,048	5,395	4,176	4,923	5,889
1 – Total – Average Balance	40,826	48,294	42,057	46,420	50,448
2 – Income of Credit, Leasing and Foreign Exchange Transactions	7,322	8,669	3,715	2,853	5,816
3 – Average Rate Annualized (2/1)	39.1%	39.1%	40.3%	26.9%	54.7%

Securities x Income


Average Balance - In millions of reais
1st Half/01 23,459
1st Half/02 31,468
2nd Qtr./01 23,529
1st Qtr./02 30,169
2nd Qtr./02 32,331
Average Rate - % p.a.
1st Half/01 22.0
1st Half/02 21.5
2nd Qtr./01 25.1
1st Qtr./02 14.7
2nd Qtr./02 29.6

	1st Half/01	1st Half/02	2nd Qtr./01	1st Qtr./02	2nd Qtr./02
Securities	34,098	38,736	34,586	39,150	38,139
Short-Term Interbank Investments	1,691	4,904	1,383	4,656	5,423
Subject to Repurchase Agreements	(12,330)	(11,989)	(12,440)	(13,637)	(10,955)
Financial Derivative Instruments	-	(184)	-	-	(276)
4 – Total – Average Balance	23,459	31,468	23,529	30,169	32,331
5 – Income on Securities Transactions	2,456	3,217	1,355	1,054	2,163
6 – Average Rate Annualized (5/4)	22.0%	21.5%	25.1%	14.7%	29.6%

Total Assets x Income from Financial Intermediation


Average Balance - In millions of reais
1st Half/01 97,881
1st Half/02 117,948
2nd Qtr./01 99,383
1st Qtr./02 114,670
2nd Qtr./02 121,865
Average Rate (Allowance for Loan Losses) - % p.a.
1st Half/01 23.4
1st Half/02 23.3
2nd Qtr./01 24.6
1st Qtr./02 16.7
2nd Qtr./02 31.1

	1st Half/01	1st Half/02	2nd Qtr./01	1st Qtr./02	2nd Qtr./02
7 - Total Assets - Average Balance	97,881	117,948	99,383	114,670	121,865
8 - Income from Financial Intermediation	10,835	13,044	5,611	4,517	8,527
9 - Average Rate Annualized (8/7)	23.4%	23.3%	24.6%	16.7%	31.1%

Funding x Expenses


Average Balance - In millions of reais
1st Half/01 41,516
1st Half/02 51,739
2nd Qtr./01 41,479
1st Qtr./02 49,145
2nd Qtr./02 54,189
Average Rate - % p.a.
1st Half/01 13.7
1st Half/02 15.2
2nd Qtr./01 13.6
1st Qtr./02 7.6
2nd Qtr./02 23.1

	1st Half/01	1st Half/02	2nd Qtr./01	1st Qtr./02	2nd Qtr./02
Deposits	36,374	45,956	36,326	43,509	48,391
Funds from Acceptance and Issuance of Securities	4,483	4,922	4,669	4,822	4,983
Interbank and Interdepartmental Accounts	659	861	483	814	815
10 - Total Funding - Average Balance	41,516	51,739	41,479	49,145	54,189
11 - Expenses (*)	2,746	3,797	1,343	911	2,886
12 - Average Rate Annualized (11/10)	13.7%	15.2%	13.6%	7.6%	23.1%

(*) Expenses = Funding expenses - expenses from deposits received under security repurchase agreements - income from compulsory deposits.

Borrowings and Onlending (Local and Foreign) x Expenses



Average Balance - In millions of reais
1st Half/01
12,803
1st Half/02
15,017
2nd Qtr./01
13,371
1st Qtr./02
14,374
2nd Qtr./02
15,508
Average Rate - % p.a.
1st Half/01
43.2
1st Half/02
37.9
2nd Qtr./01
40.6
1st Qtr./02
9.5
2nd Qtr./02
73.5

	1st Half/01	1st Half/02	2nd Qtr./01	1st Qtr./02	2nd Qtr./02
Borrowings	7,266	8,855	7,668	8,281	9,339
Onlendings	5,537	6,162	5,703	6,093	6,169
13 – Total Borrowings and Onlendings - Average Balance	12,803	15,017	13,371	14,374	15,508
14 – Expenses	2,519	2,619	1,190	329	2,290
15 – Average Rate Annualized (14/13)	43.2%	37.9%	40.6%	9.5%	73.5%

Total Assets x Financial Margin



Average Balance - In millions of reais
1st Half/01
97,881
1st Half/02
117,948
2nd Qtr./01
99,383
1st Qtr./02
114,670
2nd Qtr./02
121,865
Average Rate - % p.a.
1st Half/01
9.4
1st Half/02
9.5
2nd Qtr./01
10.6
1st Qtr./02
9.6
2nd Qtr./02
9.5

	1st Half/01	1st Half/02	2nd Qtr./01	1st Qtr./02	2nd Qtr./02
16 – Total Assets - Average Balance	97,881	117,948	99,383	114,670	121,865
17 – Financial Margin (*)	4,511	5,470	2,537	2,666	2,804
18 – Average Rate Annualized (17/16)	9.4%	9.5%	10.6%	9.6%	9.5%

(*) income from financial intermediation excluding allowance for loan losses.

Financial Market Indicators


Dollar - %
1st Half/01
17.9
1st Half/02
22.6
2nd Qtr./01
6.6
1st Qtr./02
0.1
2nd Qtr./02
22.4
CDI (Interbank Deposit Certificate)- %
1st Half/01
7.5
1st Half/02
8.7
2nd Qtr./01
3.8
1st Qtr./02
4.2
2nd Qtr./02
4.3

Analysis of the Financial Margin Adjusted and of the Average Rates

Bradesco´s performance should be seen compared to the economic situation of the quarter, characterized by instabilities and uncertainties, directly impacting on the investments and consumption, reducing the demand for credits.

The reflection of these oscillations can be identified, more clearly, through the expressive exchange variation in the second quarter of 2002, as demonstrated in the table below:

Variation of interest rate and dollar

	2nd Qtr./01	1st Qtr./02	2nd Qtr./02	1st Half/01	1st Half/02
Dólar	6.6%	0.1%	22.4%	17.9%	22.6%
CDI	3.8%	4.2%	4.3%	7.5%	8.7%

CDI - Interbank Deposit certificate

Despite the unstable situation, Bradesco maintained its competitiveness strategy in the market, by reducing the cost with gain of scale, productivity increase and customer service enhancement. To achieve that, Bradesco kept performing expressive investments. These are the highlights of the period:

Acquisitions: Banco Mercantil, Banco Cidade, Banco do Estado do Amazonas;

The increase of the distribution channels of products: Postal Bank (1,000 branches installed in 03 months only – March/02 to June/02 - out of a total of 5,320); besides the inauguration of new branches and points for customer service.

The strategic partnership with Ford, by means of affiliated companies, involving assets of R$ 1 billion, consolidated the leadership in the vehicle financing market in Brazil.

Giving the expressive difference of the exchange variation, the individual average rates, both applications and funding rates are not comparable in the periods presented, however the financial margin on the total assets can be compared, once Bradesco operates with a high level of hedge in the currency transactions, with the exposure tending to zero. By evaluating this rate, it is observed a small reduction of 0.1 % in the last quarter, from 9,6% in the 1st quarter of 2002 to 9.5% in the 2nd quarter of 2002.

This performance is the result of the strategy adopted by Bradesco on the selection for credit extension. It is possible to notice such positioning by observing the evolution of the balances of credit transactions by activity sector, in which credits with individuals with the greatest spreads reduced its participation from 28.8% to 27.1%, as compared to the portfolio total, while industries and service, which demonstrated a tendency to smaller spreads, presented greater gains in the portfolio participation.


1st Qtr/02
28.8%
31.2%
21.0%
15.1%
3.8%
2nd Qtr/02
27.1%
33.1%
21.7%
3.1%
14.9%
Industry
Pessoa Física
Serviços
Comércio
Outros

In the quarter the financial margin increased to R$ 138.2 million as compared to the previous quarter, a growth of 5.2%. The main figures, which contributed for the evolution, are described below:

The Credit Portfolio presented an increase of 6.1% as compared to the last two quarters. The highlights are the industry segment, which presented a growth of 12.6% in the same period and services, with an increase of 9.7% in the quarter.

It is worth to mention Bradesco's growth in the foreign trade transactions, achieving the leadership of the segment in this half. This increase was the result of the policy adopted by the institution to the finance export companies, in which the export volume confirmed in only one month (June, 2002) reached US$ 1.4 billion. This performance reflects the effort and commitment to conquer new profitable clients, with reduced risk.

Allowance for Loan Losses

Movement of allowance for loan losses - In millions of reais

	2001			2002		
	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half
Credit Operations	41,134	43,847	43,847	49,546	52,576	52,576
Opening Balance	2,507	2,593	2,507	2,941	3,480	2,941
Amount Recorded During the Period	414	493	907	633	711	1,344
Write-off During the Period	(328)	(291)	(619)	(296)	(694)	(990)
Balance of Institutions Purchased	-	-	-	202	32	234
Closing Balance	2,593	2,795	2,795	3,480	3,529	3,529
Specific Provisions	1,530	1,656	1,656	2,113	2,231	2,231
Generic Provisions	965	1,042	1,042	1,124	1,009	1,009
Additional Provisions	98	97	97	243	289	289
Credit Recoveries	99	93	192	88	49	137

Allowance for Loan Losses (PDD) on Credit and Leasing Operations - In million of reais

	December					2002	
	1997	1998	1999	2000	2001	March	June
Allowance for Loan Losses (A)	1,058	1,215	1,908	2,507	2,941	3,480	3,529
Credit Operations (B)	24,614	25,095	27,559	38,872	44,444	49,546	52,576
Allowance for Loan Losses on Credit Operatioon (A/B)	4.3%	4.8%	6.9%	6.5%	6.6%	7.0%	6.7%

Expenses with Allowance for Loan Losses on Income from Credit and Leasing Operations - In million of reais

	December					2002		
	1997	1998	1999	2000	2001	1st Qtr.	2nd Qtr.	1st Half
Expenses with Allowance for Loan Losses (A)	826	1,593	2,028	1,452	2,010	633	711	1,344
Income from Credit and Leasing Operations (B)	4,560	7,049	10,219	8,301	12,032	2,526	4,543	7,069
Allowance for Loan Losses on Income from Credit and Leasing Operations (A/B)	18.1%	22.6%	19.8%	17.5%	16.7%	25.1%	15.7%	19.0%

Commissions and Fees - In millions of reais

	2001			2002		
	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half
Checking Accounts	206	200	406	195	207	402
Collections	133	135	268	128	137	265
Funds Under Management	151	134	285	124	130	254
Credit Cards	128	122	250	146	149	295
Credit Operations	77	83	160	87	97	184
Interbank Fees	53	56	109	56	65	121
Collection of Taxes	37	35	71	36	42	77
Other	110	99	210	89	99	188
TOTAL	895	864	1,759	861	926	1,786

Administrative and Personnel Expenses - In millions of reais

	2001			2002		
	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half
Communications	88	90	178	118	133	251
Transport	58	76	133	68	73	142
Third Party Services	112	126	239	141	176	317
Financial System Services	77	77	154	74	84	158
Depreciation and Amortization	97	100	196	90	108	198
Publicity and Advertising	40	53	94	63	77	140
Rents	41	38	79	39	48	87
Maintenance and Assets Repairs	46	55	102	48	56	104
Data Processing	55	51	106	53	59	112
Materials	33	36	69	32	37	69
Other	185	115	300	117	158	276
Administrative Expenses	832	817	1,649	844	1,011	1,854
Personnel Expenses	776	836	1,612	857	964	1,820
Total	1,608	1,653	3,261	1,701	1,975	3,674

Currency Integrated Management

Concept

This is a new methodology of currency weekly planning, which determines dynamically, based on the Branch demand history, the quantity of shipments (supply/collection), as well as stipulates the overnight limits and average balance of overnight, in accordance with demand needs, security and compulsory rules.

Benefits

Data supplied on a daily basis by a support system to the Model of Currency Integrated Management will allow the Branch to:

- plan on a weekly basis its activities of currency, for a 5-day period, based on historic data of demand of the last 13 months.

- make decisions on when and how much currency should be supplied and/or collected, in accordance with the foreseen needs.

- perform a better usage of the collected currency to achieve a cost reduction with transportation, processing and custody.

Results

The System of Currency Integrated Management implemented in 1,092 branches, provided an economy of R$ 8 million from January to May of 2002, totalling an accumulated benefit of R$ 21 million, since the beginning of the project (May of 2000).

The Bank saved R$ 9.8 million from January to May of 2002, due to negotiation of contracted services to send mail to the clients' home.

Human Resources

On June 30, 2002, Bradesco comprised an employee base of 73,688, including its controlled companies. The growth in relation to December 2001 was due to the acquisition of Banco BEA, Banco Mercantil de São Paulo, Scopus Tecnologia S.A. and Banco Cidade - whose activities were transferred to BCN, creation of new call centers and the inauguration of new branches. The table below illustrates the evolution of the employee base.

	Period Ended					
	1997	1998	1999	2000	2001	1º Sem. 2002
Banco Bradesco	42,943	47,233	47,521	49,177	51,633	52,836
Bradesco Subsidiaries	10,462	7,501	7,301	6,575	6,943	8,057
Subtotal Bradesco	53,405	54,734	54,822	55,752	58,576	60,893
Banco BCN	5,277	5,024	4,784	4,780	5,857	6,388
BCN Subsidiaries	745	1,408	1,099	1,172	1,280	1,265
Subtotal BCN	6,022	6,432	5,883	5,952	7,137	7,653
Banco Baneb	-	-	2,756	2,514	-	-
Baneb Subsidiaries	-	-	50	-	-	-
Subtotal Baneb	-	-	2,806	2,514	-	-
Banco Boavista	-	-	-	1,564	-	-
Boavista Subsidiaries	-	-	-	22	-	-
Subtotal Boavista	-	-	-	1,586	-	-
Banco Mercantil	-	-	-	-	-	4,677
Mercantil Subsidiaries	-	-	-	-	-	465
Subtotal Mercantil	-	-	-	-	-	5,142
Total	59,427	61,166	63,511	65,804	65,713	73,688

Among the benefits Bradesco offers to its employees are health insurance and dental assistance as well as the supplementary pension plan. On June 30, 2002, these benefits represented to Bradesco an accumulated spending of R$ 352 million.

Human Resources - June/2002

BY AGE		BY SEX	EDUCATIONAL BACKGROUND		BY TIME IN THE ORGANIZATION		BY MANAGERIAL POSITION	
Under 30 years	46%		Secondary	38%	Under 5 years	40%		
From 31 to 40 years	39%	Men 56%	Higher	61%	From 6 to 10 years	12%	Non Managerial	54%
From 41 to 50 years	13%	Women 44%	Other	1%	From 11 to 20 years	39%	Managerial	46%
Over 50 years	2%				Over 20 years	9%		

Personal Expenses

On June 30, 2002, Bradesco's personnel expenses totaled R$ 1,820 million, including expenses with remuneration, benefits, charges and training.

The chart below displays the percentage of each item in relation to the total spending with personnel of Bradesco:

Composition of Personnel Expenses - June/2002


Social Charges
19%
Salary
61%
Benefits
19%
Trainning
1%

Personnel Expenses by Entity - June/2002


Insurance Group
8.5%
Others
3.6%
Financial Institutions
87.9%

Training

Based on integrated actions to the strategies and innovations of the Organization, Bradesco develops a comprehensive training program for its personnel focusing the constant quality improvement to meet clients' needs and the organizational effectiveness, counting on internal instructors, external consultants and universities.

The training program uses distinguished methodologies, with regular courses and self-training. In the 1st half of 2002, 656 courses were conducted which resulted in 4,387 groups, participation of 93,536 employees, 1,766,061 training hours and investments of R$ 20.7 million.

The TreiNet – Internet-based Training, is a tool that allows the participation of a large number of employees and can be accessed from any equipment connected to the Internet. This half 18,394 employees took part in programs such as Basic Banking Integration, Financial Mathematics, Financial Market and Investments, Loans and Financing, Corporate Accounting and Balance Sheet Analysis, Businness Support Platform, Convenience Services, Internal Control Systems – Compliance and Special Savings. New courses will be available soon.

For the implementation of the new SPB - Sistema de Pagamentos Brasileiro (Brazilian System of Payments) and to render good service to the client – a video training and a guideline manual were made available to all employees of the Organization for distance training, with the concepts of the changes that will be processed and its implications for the products and services offered by the Organization. The regular training started on January, 2002 and 7,941 employees took part this half.

To reinforce the culture of Internal Controls – Compliance of the Organization, the Training Department developed a guideline manual and a course, via TreiNet, available to all employees of the Organization.

Growth in Training Participants


thousand
71
86
91
177
214
94
1997
1998
1999
2000
2001
1st Half/2002

Total Amount invested in Training - In millions of reais



27
26
17
29
37
21
1997
1998
1999
2000
2001
1st Half/2002

Main Institutions to where employees are sent to post-graduation courses, MBA and Master Degree:

- FIA – Fundação Instituto de Administração – USP
- FGV – Fundação Getúlio Vargas
- FIPE – Fundação Instituto de Pesquisas Econômicas – USP
- FAAP – Fundação Armando Álvares Penteado
- FIPECAFI – Fund. Inst. de Pesquisas Contábeis, Atuariais e Financeiras - FEA – USP
- IBMEC – Inst. Bras. de Mercado de Capitais
- MACKENZIE – Instituto Presbiteriano Mackenzie
- PUC – Pontifícia Universidade Católica de São Paulo

Operating Efficiency - In millions of reais

	Year						2002		
	1997	1998	1999	2000	2001	1st Half/01	1st Qtr.	2nd Qtr	1st Half
Personnel Expenses	1,906	2,555	2,680	3,109	3,389	1,612	857	964	1,820
Other Administrative Expenses	1,745	2,159	2,567	2,978	3,436	1,649	844	1,011	1,854
Total (1)	3,651	4,714	5,247	6,087	6,825	3,262	1,701	1,975	3,674
Financial Margin = Income from Financial Intermediation (-) P.D.D.	4,146	6,087	7,380	7,839	10,109	4,511	2,666	2,804	5,470
Comissions and Fees	1,446	1,775	2,100	3,043	3,473	1,759	861	926	1,786
Special Savings, Insurance and Private Pension Plan Premiuns	4,065	5,015	5,975	6,920	8,959	4,164	1,950	2,263	4,212
Variation in Tech. Reserves for Insurance, Private Pension Plans and Special Savings	(906)	(1,392)	(2,342)	(3,001)	(3,492)	(1,390)	(537)	(633)	(1,170)
Claims and Matured Special Savings	(2,437)	(2,631)	(2,844)	(2,866)	(3,996)	(1,897)	(1,044)	(1,086)	(2,130)
Insurance and Private Pension Plan Selling Expenses	(309)	(518)	(635)	(645)	(689)	(343)	(160)	(161)	(321)
Expenses With Private Pension Plan Benefits	(247)	(423)	(558)	(913)	(1,370)	(630)	(349)	(411)	(760)
Results of Investments in Associated Companies	29	157	127	156	71	(1)	2	21	23
Other Operating Expenses	(496)	(813)	(1,181)	(1,376)	(1,831)	(849)	(457)	(646)	(1,104)
Other Operating Income	499	560	1,070	903	1,326	545	254	381	635
Total (2)	5,790	7,817	9,092	10,060	12,560	5,871	3,186	3,457	6,641
Efficiency Ratio (%)=(1/2)	63.1	60.3	57.7	60.5	54.3	55.6	53.4	57.1	55.3

The efficiency rate of the 1st half of 2002 has improved as compared to the 1st half of 2001, due to the increase of the drop of the Financial Margin of 21.3% - this reduction reflects the drop of the interest rate in the quarter.

Operating Efficiency Index (%)


63.1%
60.3%
57.7%
60.5%
54.3%
55.3%
1997
1998
1999
2000
2001
1st Half 2002

Activity-Based Costing

The focus on cost optimization permanently developed by Organização Bradesco has greatly contributed to the achievement of successful results. In this sense, the methodology used is the one related to the ABC System (Activity-Based Costing).

This method is intended to identify and quantify activities from several processes, turning them into the main focus of the costing system. By means of this methodology, costs are assigned to the activities based on the resources required and then, they are added to the products and services.

The Methodology is intended to basically answer three questions: where, how much and how was the spending. This way, it can measure profitability based on different angles, optimise processes and drive cost reduction actions for the activities that consume more resources or where these resources can be better considered.

Therefore, activities are analysed and restructured without prejudice to quality. Besides, new routine works are put in action with task rationalization aimed at assuring gains of scale, which contributes to add greater competitive advantages to the Organization. So, all costs are considered in the processes, both direct and indirect, whether they are fixed or variable.

Based on this Methodology, the Bank steps forward with the aim at providing better measurement of products and services profitability and consequently of the clients, turning the Departments into Result-oriented Centers.

Equity Analysis

3

Balance Sheet by Currency

	In millions of reais CONSOLIDATED June 30, 2002		
		CURRENCY	
ASSETS	BALANCE	LOCAL	FOREIGN
Funds Available	2,131	1,146	985
Short-term Interbank Investments	5,402	4,974	428
Open Market Investments	4,450	4,205	245
Interbank Investments	952	769	183
Securities and Financial Derivative Instruments	37,909	28,073	9,836
Interbank and Interdepartmental Accounts	6,979	6,972	7
Credit operations and Leasing operations	42,240	32,422	9,818
Other Assets	24,137	13,871	10,266
Foreign Exchange Portfolio	12,662	2,697	9,965
Other	11,475	11,174	301
Permanent Assets	5,707	5,693	14
Investments	618	618	-
Property and Equipment in Use and Leased Assets	2,635	2,623	12
Deffered Charges	2,454	2,452	2
TOTAL ASSETS	124,505	93,151	31,354
Derivatives - Long Position			
Future			3,502
Swap			1,119
Forward			161
Option			-
TOTAL ASSETS ADJUSTED			36,136

	In millions of reais CONSOLIDATED June 30, 2002		
		CURRENCY	
LIABILITIES	BALANCE	LOCAL	FOREIGN
Deposits	50,849	47,958	2,891
Demand deposits	10,005	9,855	150
Saving deposits	18,901	18,901	-
Interbank deposits	152	152	-
Time Deposits	21,791	19,050	2,741
Funds obtained in the open market	8,695	8,693	2
Funds from Acceptance and Issuance of Securities	5,123	914	4,209
Interbank and Interdepartmental Account	956	411	545
Borrowings	10,003	25	9,978
Onlendings	6,299	5,225	1,074
Financial derivative instruments	552	118	434
Other Liabilities	17,404	13,120	4,284
Foreign exchange portfolio	5,566	2,423	3,143
Subordinated debt	1,990	1,179	811
Other	9,848	9,518	330
Technical insurance, premium bond and pension fund provisions	14,179	14,179	-
Deferred Income	12	12	-
Minority Interest subsidiries	314	314	-
Stockholders' Equity	10,119	10,119	-
Capital and reserves	9,215	9,215	-
Net income for the period	904	904	-
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	124,505	101,088	23,417
Derivatives - Short Position			
Future			4,286
Swap			5,309
Forward			102
TOTAL LIABILITIES ADJUSTED			33,114
NET EXCHANGE POSITION			3,022

NB: Excluding derivatives operations maturing in D+1 to be settled in the currency amount of June 28, 2002.

Securities (in millions of reais)

Summary of the Classification of Securities - June 30, 2002

	Financial	Insurance/ Savings Bond	Pension Plan	Other Activities	Total	%
Trading securities	9,987	203	8,892	94	19,266	50.8
Securities available for sale	10,074	2,728	2,257	68	15,127	39.9
Securities held to maturity	1,534	-	1,982	-	3,516	9.3
Total	21,595	2,931	13,221	162	37,909	100.0

Composition by Maturity

	June/2002						
	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Market/ Book value	Cost	Unrealized gain/loss
TRADING SECURITIES	4,045	6,540	870	7,811	19,266	19,509	(243)
Financial Treasury Notes	1,500	903	731	7,111	10,245	10,425	(180)
National Treasury Notes	1,421	4,790	102	12	6,325	6,341	(16)
Central Bank Notes	409	644	-	8	1,061	1,063	(2)
Debentures	35	11	-	504	550	552	(2)
Shares (Funds)	328	-	-	-	328	328	-
Brazilian Foreign Debt Notes	178	53	19	94	344	361	(17)
Federal Treasury Bonds	102	45	-	-	147	151	(4)
Fixed Rate Notes	8	50	16	48	122	126	(4)
Other	64	44	2	34	144	162	(18)
SECURITIES AVAILABLE FOR SALE	6,113	6,158	285	2,571	15,127	15,600	(473)
Central Bank Notes	2,275	2,752	54	7	5,088	5,191	(103)
Federal Treasury Notes	999	2,138	-	174	3,311	3,387	(76)
Financial Treasury Bonds	170	75	181	1,560	1,986	2,068	(82)
Shares (Funds)	1,774	-	-	-	1,774	1,944	(170)
Mortgage Notes	567	579	7	11	1,164	1,164	-
Debentures	100	34	10	394	538	571	(33)
National Treasury Bonds	64	357	-	-	421	422	(1)
Derivatives	60	160	21	109	350	349	1
Certificate of Bank Deposit	49	61	8	58	176	176	-
Privatization Certificate	-	-	-	156	156	156	-
Other	55	2	4	102	163	172	(9)
SECURITIES HELD TO MATURITY	44	-	102	3,370	3,516	4,066	(550)
Federal Treasury Notes	-	-	4	1,982	1,986	1,986	-
Central Bank Notes	-	-	97	736	833	992	(159)
Brazilian Foreign Debt Notes	44	-	1	652	697	1,088	(391)
TOTAL	10,202	12,698	1,257	13,752	37,909	39,175	(1,266)

Credit Operations

Below we present the composition of the portfolio per operation type and economic activity sector.

In millions of reais

	2001		2002	
	March	June	March	June
Discount of Trade Receivables and Other Loans	17,921	19,834	22,676	23,928
Financing	13,911	14,129	16,027	16,616
Rural and Agribusiness Loans	2,911	3,034	2,948	3,303
Leasing Operations	2,042	1,984	1,792	1,881
Advances on Foreign Exchange Contracts	3,949	4,403	5,439	6,339
Foreign Currency Advanceds Granted	-	-	116	-
Total Credit Operations	40,734	43,384	48,998	52,067
Other Credits	400	463	548	509
Total for Period	41,134	43,847	49,546	52,576
Sureties and Guarantees Pledged, Recorded in Memorandum Accounts	2,255	2,500	3,037	3,434

Credit Portfolio Exhibit per Activity Sector - in millions of reais

	2002			
	March	%	June	%
Public Sector	202	0.4	216	0.4
Private Sector	49,344	99.6	52,360	99.6
Manufacturing	15,467	31.2	17,423	33.2
Commerce	7,491	15.1	7,823	14.9
Financial Intermediation	808	1.6	474	0.9
Services	10,418	21.1	11,425	21.7
Agriculture, Livestock Raising, Fishing, Forest Development and Managment	886	1.8	960	1.8
Individuals	14,274	28.8	14,255	27.1
TOTAL	49,546	100.0	52,576	100.0

Credit Portfolio by Activity Sector (%)


March 31, 2002
Public sector
0.4
Manufacturing
31.2
Commerce
15.1
Financial intermediaries
1.6
Services
21.1
Agribussines, livestock raising, fishing, and
forest developement and management
1.8
Individuals
28.8
June 30, 2002
Public sector
0.4
Manufacturing
33.2
Commerce
14.9
Financial intermediaries
0.9
Services
21.7
Agribussines, livestock raising, fishing, and
forest developement and management
1.8
Individuals
27.1

By the end of June 2002, around 99.6% of the credit portfolio was directed to the private sector, and there were no significant changes to be registered regarding the prior quarter. In regards to the economic activity segment, the largest credit volume was directed to the industry, with a 33.2% share of the total of the operations, highlighting steel and iron, metallurgy, mechanics, food and beverage sectors. Credits intended to the services sector, including finance intermediates, represented 22.6%, while trade and farming/cattle raising participated respectively with 14.9% and 1.8%. In regards to the loans to individuals, they corresponded to 27.1% of the portfolio, and its balance remained practically stable in the quarter.

Portfolio Performance

The volume of the credit operations showed moderated increase between April and June. This tendency is compatible with the decrease of the recuperation rhythm of the economical activity in the period. The most cautious attitude demonstrated by companies and consumers, associated to the selectivity in the resource offers by financial institutions, turned that the behavior of the bank loans was influenced basically by punctual factors. The main factors to be highlighted are the increase in the seasonal demand regarding the celebration of commemorative dates and the exchange variation on the portfolios based on foreign currency.

In this scenario, the total volume of the Bradesco credit operations in the 2nd quarter showed an increase of 6.1% (4.5% if it is not considered the asset incorporations effect that happened in 2002), with a consolidated balance of R$ 52.6 billion in June.

	In millions of reais		
BASE DATE	31/03/2002	30/06/2002	Variance
Consolidated without Acquisitions	44,598	46,591	+4.5%
Consolidated with Acquisitions (*)	49,546	52,576	+6.1%

(*) Includes Banco Mercantil de São Paulo, Banco BEA,the portfolio acquired from Banco Ford and Banco Cidade, acquired in first six months of 2002

Regarding the perspectives until the year end, we believe that credit behavior will be directly related to the economy performance, which seasonally presents a higher increase in the 2nd Semester.

Credit Portfolio Composition Distributed by Risk Levels

Considering Bradesco's portfolio distribution by risk levels, which reflects the credit assets quality, in June 2002 it was observed an improvement compared to March. The operations concentrated among "AA" and "C", classified by Central Bank as normal course operations totaled 91.1% of the accumulated balance (90.2% in March), while 2.4% were considered administration risk, looking forward its reduction or making efforts to put together more liquidity, and only 6.5% were considered an abnormal course, that could possibly generate partial losses after the usual recovery efforts.

The total volume of the provisions for allowance for loan losses in June 2002 reached R$ 3,529 million, representing 6.7% (7.0% in March) of the credit operations amount. Out of this amount, only 63.2% effectively refers to delayed operations (past due and to due), being the other part constituted in a prevention way, giving the internal classification attributed to the client.

In millions of reais

Risk Level	Portfolio Balance	Accumulated Percentage(1)	June 30, 2002 Minimum Required Provision Specific (2) Overdue	Specific (2) Due	Generic (3)	Total	Additional Provision (4)	Provision
AA	16,677	31.7%	-	-	-	-	-	-
A	18,371	66.7%	-	-	92	92	2	94
B	5,020	76.2%	1	5	44	50	2	52
C	7,826	91.1%	7	21	207	235	19	254
D	1,277	93.5%	17	35	76	128	114	242
E	461	94.4%	39	52	47	138	39	177
F	380	95.1%	67	69	54	190	29	219
G	524	96.1%	96	84	187	367	84	451
H	2,040	100.0%	1,122	616	302	2,040	-	2,040
TOTAL IN 30/06/2002	52,576	-	1,349	882	1,009	3,240	289	3,529
TOTAL IN 31/03/2002	49,546	-	1,257	856	1,124	3,237	243	3,480

(1) Of total portfolio.
(2) For operation with installments more than 14 days overdue.
(3) Recorded in accordance with the customer/transaction classification.
(4) The additional provision has been recorded based on management experience and the expected recoverability of the credit portfolio, in order to determine the total provision considered sufficient to cover and global credit risks, associated to the provision calculated in accordance with the risk level classifications and the corresponding minimum provision requirements established by National Monetary Council Resolution 2682. The additional provision by client was classified in the above table and in the corresponding risk levels.

In this context, it is worth to mention that credit transactions of the acquired banks specifically in the 2nd quarter of the year, including Banco Cidade and the remaining balance of Banco Ford portfolio, totaled R$ 682 million, representing only 1.3% of the consolidated portfolio, which does not result, if isolated, in any significant change in this analysis.

Movement of Portfolio Between June/2001 and June/2002 (in millions of reais)


Total Credit at June 30, 2001
43,847
Collected Loans
(7.5)%
(3,293)
Write-offs
(4.4)%
(1,947)
Accrual and new debtor loans at June 30, 2001
6.7%
2,927
Balance of Remaining Debtors at June 30, 2001
5.3%
41,534
New Debtors
11.5%
5,057
New Debtors Resulting from Acquisitions
13.6%
5,985
Total Credit at June 30, 2002
19.9%
52,576

Data indicating the credit portfolio movement consolidated in the last 12 months, ended in June 2002 are an evidence to the quality improvement of assets, basically due to the new debtors, which represented an increment of 25.1% out of the total of loans for the period, 13.6% arising from the acquisitions.

Movement of Portfolio between June/2001 and June/2002

Risk Level	Remaining Debtors June 2001		New Debtors Between June 2001 and June 2002		New Debtors Due to Acquisitions at June 2002		Total Assets at June 2002	
	R$ millions	%	R$ millions	%	R$ millions	%	R$ millions	%
AA – C	37,448	90.2	4,858	96.1	5,588	93.4	47,894	91.1
D – H	4,086	9.8	199	3.9	397	6.6	4,682	8.9
TOTAL	41,534	100.0	5,057	100.0	5,985	100.0	52,576	100.0

Besides, it is important to point out that the percentage of credit operations classified in normal course (between AA and C) showed an overall improvement, maintaining high levels both in relation to new debtors as well as to the remaining stock itself and reaching 91.1% in the position as of June 2002 against 87.6% registered by the Financial System, as per data published by the Central Bank on July 24, 2002.

Concentration of Credit Portfolio

In regards to the portfolio concentration, no significant changes were observed in June 2002 in the position of the biggest debtors.

	2001		2002			
	June		March		June	
Especification	R$ million	%	R$ million	%	R$ million	%
Largest Borrowers	510	1.2	799	1.6	963	1.8
Ten Largest Borrowers	3,522	8.0	4,304	8.7	4,718	9.0
Twenty Largest Borrowers	5,548	12.7	6,733	13.6	7,231	13.8
Fifty Largest Borrowers	9,379	21.4	10,888	22.0	11,875	22.6
Hundred Largest Borrowers	12,677	28.9	14,085	28.4	15,436	29.4

Indicators of the Credit Portfolio

In order to allow an evolution follow-up of the Bank credit portfolio, we present a consolidated comparative summary of the relevant parameters, according to the provision rules established by BACEN (Brazilian Central Bank).

In millions of reais

	2001	2002	
Items	June	March	June
Total Credit Operations	43,847	49,546	52,576
- Private	12,284	14,274	14,255
- Corporate	31,563	35,272	38,321
Existing Provision	2,795	3,480	3,529
- Specific	1,656	2,113	2,231
- Generic	1,042	1,124	1,009
- Additional	97	243	289
Existing Provision / Specific Provision (%)	168.8	164.7	158.2
Existing Provision / Total Credit Operations (%)	6.4	7.0	6.7
Performing Operations (Levels of Between AA - C) / Total Credit Operations (%)	90.7	90.2	91.1
Operating under Risk Management (Level D) / Total Credit Operations (%)	2.8	2.8	2.4
Non Performing Operations (Levels of Between E - H) / Total Credit Operations (%)	6.5	7.0	6.5
Credit Operations (Level D)	1,232	1,366	1,277
Allocated Provision	152	237	242
Provision/Credit Operations (%)	12.3	17.4	19.0
Credit Operations (Levels of Between E and H)	2,848	3,485	3,406
Allocated Provision	2,303	2,868	2,887
Provision/Credit Operations (%)	80.9	82.3	84.8

The figure behavior up to June 2002 indicates a credit portfolio growth of 19.9% in one year. The main indicators confirm the low risk of credit in our portfolio, based on the comfort that coverage indexes offer. Therefore, it is demonstrated that the strategy of credit assets expansion, including the incorporations performed, is being conducted safely and consistently.

Funding

Deposits by Maturity - in millions of reais

	2001 March	2002 June				
Days to Maturity	Total	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Total
Demand	8,126	10,005	-	-	-	10,005
Savings	18,337	18,901	-	-	-	18,901
Interbank	86	133	6	12	1	152
Time	19,385	2,506	5,573	4,134	9,578	21,791
TOTAL	45,934	31,545	5,579	4,146	9,579	50,849

Demand Deposits (in billions of reais)



5.3
5.0
6.8
7.5
8.1
10.0
1997
1998
1999
2000
2001
1st Half/2002

Savings Account

We register that due to the actions taken by Bradesco in relation to Banco BEA S.A., which belongs to the Organization and whose accounts were incorporated on June 10, 2002, we optimize the customer service quality for approximately 200 thousand customers in the state of Amazonas. The clients are now enjoying the comfort offered by our self-service network throughout Brazil, especially holders of savings account who can rely on the advantages of the Electronic Card to access the savings account, a service that was not available before the privatization.

The balance of the Savings Account of Organização Bradesco closed the first half of 2002 with R$ 18.9 billion in deposits, representing 18.3% of market share of SBPE - Sistema Brasileiro de Poupança e Empréstimos

Savings Account Deposits - in billions of reais


14.6
16.2
17.2
17.8
18.3
18.9
1997
1998
1999
2000
2001
1st Half/2002

Savings Account Deposits - Market Share


Participacion in S.B.P.E (%)
17.0
18.1
18.9
19.4
18.8
18.3
1997
1998
1999
2000
2001
1st Half/2002

Operating Structure

4

Corporate Banking

Bradesco Corporate ISO 9001

Three years after the creation of the corporate banking area, Bradesco confirms the success of its segmentation strategy in this market.

Bradesco Corporate Banking is currently responsible for the Bank's relationship with 1,000 economic groups, developing solutions and generating new business for the areas relating to Corporate Finance, Project Finance, Capital Market, Risk Management, Overseas Trade, Cash-Management, Asset Management, Insurance, Private Pension Plan and HR Solutions.

The corporate structure includes industry experts, who are dedicated to understanding risk management and the needs and opportunities of Brazil's most important economic sectors, with teams working in São Paulo, Campinas, Rio de Janeiro, Paraná, Santa Catarina, Rio Grande do Sul, Belo Horizonte, Brasília, Salvador and Recife.

The strategy under focus and the high level of expertise of the team over this period has significantly enhanced relationships and results. The corporate banking area is presently responsible for approximately R$ 35 billion in managed funds.

Private Banking

Bradesco Private ISO 9001

Bradesco Private Banking provides personalized services in the domestic and international markets through its team of specialized professionals, with maximum confidentiality and discretion.

As well as the exclusive nature of its customer relationships, the activities carried out by this area are accredited with ISO9001 Certification.

At present, operating in the states of São Paulo and Rio de Janeiro, this area will soon be providing services nationwide.

Capital Market

Underwriting Transactions

Bradesco coordinated stock and fixed income transactions up to July 2002, which totaled R$ 8.5 billion, comprising 73.2% of all issues registered at the Brazilian Securities Commission (CVM) for the same period. Special emphasis should also be given to Bradesco's role in coordinating the Secondary Public Offer of the Common Stock of Companhia Vale do Rio Doce, held in March, which totaled R$ 4.5 billion.


Stocks (*)
Bradesco
2
(66%)
Total
transactions: 3
Debentures
Bradesco
6
(46%)
Total
transactions: 13
Promissory
Notes
Bradesco
2
(25%)
Total
transactions: 8

*Primary and secondary issues

Of the total number of floating and fixed-return transactions registered at CVM up to June 2002, Bradesco participated in 66% of the primary and secondary stock issues, in 46% of the debenture issues and in 25% of promissory notes issues.

Bradesco's Share of the Issues Market (in billions of reais)


2.870
18.3
5.479
30.7
2.340
17.3
5.619
2.358
0.901
11.5
1997
1998
1999
2000
2001
June/2002
% of Total Market Volume
Source: ANBID

Origination and Distribution - ANBID Ranking - June/2002

Origination

Stock Ranking (1)		Fixed Income Ranking (2)		General Ranking (1+2)	
2001	June/2002	2001	June/2002	2001	June/2002
1st BES	CEF	1st Unibanco	Unibanco	1st Unibanco	Unibanco
2nd Bradesco	UBS Warburg	2nd Bradesco	Bradesco	2nd Bradesco	Bradesco
3rd Citibank	Itaú	3rd Itaú	Santander	3rd Itaú	Itaú
4th Deutsche	Banco do Brasil	4th Banco do Brasil	Itaú	4th Banco do Brasil	Banco do Brasil

Distribution

Stock Ranking (1)		Fixed Income Ranking (2)		General Ranking (1+2)	
2001	June/2002	2001	June/2002	2001	June/2002
1st BES	CEF	1st Unibanco	Unibanco	1st Unibanco	Unibanco
2nd Bradesco	UBS Warburg	2nd Bradesco	Bradesco	2nd Bradesco	Bradesco
3rd Citibank	Merril Lynch	3rd Itaú	Santander	3rd Banco do Brasil	Santander
4th Deutsche	Bradesco	4th Banco do Brasil	Itaú	4th Itaú	Itaú

Structured Transactions

Bradesco continues actively prospecting for new business in the structured operations segment, advising companies in merger, acquisition, project finance, corporate restructuring and privatization operations.

As a result of its outstanding performance in 2001, Bradesco was placed 3rd in the ANBID Merger and Acquisition ranking. Up to June 2002, some 7 operations had been concluded.

Bradesco's presence is also notable in Project Finance transactions, in which it acts as financial advisor to companies with investments in electric power generation and related projects such as the construction of oil and gas pipelines. These projects currently amount to some R$ 7 billion.

ANBID Merger and Acquisition Ranking - Number of Operations

December/2001

Classification	Institution	Number of Operations
1st	JP Morgan	13
2nd	CSFB Garantia	10
3rd	Bradesco	7
3rd	Salomon Smith Barney	7

Foreign Exchange

Structure

The Organization has 18 specialized units operating in Brazil (Bradesco - 12, BCN - 5 and Mercantil - 1), 2 Branches in New York (Bradesco and Mercantil), 4 Branches in Grand Cayman (Bradesco, BCN, Boavista and Mercantil), 1 Branch in Nassau (Boavista), 2 Branches in London (Mercantil), 1 subsidiary in Buenos Aires, Banco Bradesco Argentina S.A., 1 subsidiary in Nassau, Boavista Banking Limited and 2 subsidiaries in Luxembourg, Banco Mercantil de São Paulo International S.A. and Banco Bradesco Luxembourg S.A., 1 subsidiary in Tokyo, Bradesco Services Co., Ltd. and 1 subsidiary in New York Bradesco Securities Inc.

In the Exchange Area, emphasis should be given to the traditionally important support offered by the Bradesco Organization to foreign trade, with a balance of R$ 6 billion recorded in the foreign exchange trading portfolio for financing imports and exports, as well as for onlending to customers.

Foreign exchange trading for exports in the first six months of 2002 totaled US$ 6.2 billion, a growth rate of 31.5% compared to June 2001, and for imports US$ 2 billion.

We also highlight in first half of 2002 Advances on Foreign Exchanges Contracts, which totaled a volume of US$ 6.3 billion, significant increase of 44% compared with the same period in 2001, for an Export Financing Portfolio of some US$ 3.1 billion, a growth rate of 26% compared to June 2001. Foreign Currency Import transactions totaled a volume of US$ 704 million at the end of the six-month period.

Volume of Foreign Currency Trade (in billions of U.S. dollars)


7.3
6.1
9.2
9.7
6.2
1998
1999
2000
2001
1st Half/2002
Year
Export
2.5
2.1
3.1
3.8
2.0
1998
1999
2000
2001
1st Half/2002
Year
Import

Export Market


15.2%
Bradesco
1998
14.1%
Bradesco
1999
17.2%
Bradesco
2000
16.4%
Bradesco
2001
21.4%
Bradesco
Jan. to May/2002

Import Market


6.0%
Bradesco
1998
6.5%
Bradesco
1999
6.7%
Bradesco
2000
8.1%
Bradesco
2001
9.8%
Bradesco
Jan. to May/2002

We present below the composition of the foreign trade portfolio at June 30, 2002:

	In millions of U.S. dollars	In millions of reais
Export financing		
Advance on Foreign Exchange Contracts (ACC)	2,216	6,301
Advance on Export Contracts (ACE)	513	1,459
Prepayments	359	1,021
Loans according to Export Incentive Program (Proex)	1	3
Onlending of funds borrowed from BNDES/EXIM	40	114
Documentary drafts and bills of exchange	20	57
Total export financing	*3,149*	*8,955*
Import financing		
Foreign currency import loans	693	1,971
Open import credit	49	139
Financed imports	11	31
Total import financing	*753*	*2,141*
Total export and import financing	3,902	11,096

Except for funds obtained through the Commercial Paper program in the United States, the portfolio is financed by credit lines obtained from correspondent Banks. At the end of the period, approximately 130 American, Asian and European Banks had extended credit lines to Bradesco.

	June 30, 2002	
	Assets In millions of U.S. dollars	Stockholders' equity In millions of U.S. dollars
Foreign Branches and Subsidiaries		
Bradesco New York	706	134
Bradesco Grand Cayman	3,034	313
BCN Grand Cayman	526	118
Boavista Grand Cayman, Nassau and Banking	751	36
Mercantil New York	15	14
Mercantil Grand Cayman	200	72
Mercantil London	47	19
Banco Bradesco Argentina	19	15
Banco Bradesco Luxembourg S.A.	39	34
Banco Mercantil S.P. International S.A.	301	78

The core objective of the foreign branches is to obtain funds in the international market for onlending to customers, principally through the financing of Brazilian foreign trade.

The main activity of the subsidiary Banco Bradesco Luxembourg is to provide additional services to private banking customers and to increase foreign trade operations.

In the first six months of 2002, as well as the short-term loans obtained from international banks, earmarked for foreign trade financing, an amount of US$ 483 million was raised through public and private, medium and long-term placements in the international capital market, which will be earmarked for working capital loans and foreign trade financing.

Profile of Public and Private Placements Abroad - Bradesco

Funds Obtained Abroad

ISSUES	CURRENCY	AMOUNT	DATE ISSUED	MATURITY
2000 - PUBLIC ISSUES - US$ 950m				
FxRN	US$	200,000,000.00	8/2/2000	8/2/2002
FxRN	US$	100,000,000.00	12/5/2000	13/5/2002
USCP	US$	300,000,000.00	19/6/2000	18/6/2001
FxRN	US$	200,000,000.00	10/7/2000	10/7/2001
FxRN	US$	150,000,000.00	17/11/2000	18/11/2002
- PRIVATE ISSUES - US$ 250m				
2001 - PUBLIC ISSUES - US$ 1,075bn				
FxRN	US$	175,000,000.00	22/2/2001	22/2/2002
FxRN	US$	100,000,000.00	25/4/2001	25/10/2002
FxRN	US$	100,000,000.00	18/6/2001	18/6/2003
USCP	US$	250,000,000.00	18/6/2001	17/6/2002
FxRN	US$	100,000,000.00	24/7/2001	24/7/2002
FxRN	US$	200,000,000.00	24/10/2001	18/10/2002
SUBORDINATED DEBT	US$	150,000,000.00	17/12/2001	15/12/2011
- PRIVATE ISSUES - US$ 150m				
2002 - PUBLIC ISSUES - US$ 433m				
FxRN	US$	150,000,000.00	5/3/2002	5/3/2004
SUBORDINATED DEBT	US$	133,181,126.13	25/4/2002	17/4/2012
USCP	US$	150,000,000.00	17/6/2002	16/6/2003
- PRIVATE ISSUES - US$ 50m				

SPREAD OVER TBILL


Basis Points
243 (3 years)
148 (1 year)
213 (3 years)
435 (3 years)
170 (2 years)
711 (1 year)
499 (1 year)
418 (18 months)
335 (18 months)
277 (2 years)
203 (2 years)
209 (1 year)
215 (2 years)
208 (1 year)
217 (18 months)
287 (2 years)
230 (1 year)
322* (1 year)
550 (10 years)
291 (2 years)
506 (10 years)
Jan/97
Aug/97
Oct/97
Feb/98
May/98
Apr/99
May/99
Oct/99
Dec/99
Jan/00
May/00
Jun/00
Nov/00
Feb/01
Apr/01
Jun/01
Jul/01
Oct/01
Dec/01
Mar/02
Apr/02
* Over Libor

Bradesco has the following programs:

Type	Currency	Amount
EURO CP PROGRAM (Grand Cayman)	US$	300,000,000
EURO CD PROGRAM (Grand Cayman)	US$	100,000,000
MNT PROGRAM	US$	1,500,000,000
USCP	US$	150,000,000
TERM LOAN FACILITY	US$	100,000,000
Total	US$	2,150,000,000

Checking Accounts

Number of Personal and Corporate Checking Accounts June/2002


Personal
Corporate
In thousands of customers
11,135
722
453
131
335
72
11,923
925
(1)
BCN (2)
TOTAL

(1) Includes Banco BEA customers.
(2) Includes Banco Cidade customers.

Increase in Checking Accounts


Million
10.8
11.1
11.2
12.0
12.7
12.8
December
March
June
December
March
June
2000
2001
2002

Fund and Portfolio Management

ISO 9001

BRAM - Bradesco Asset Management Ltda. - A Company Specialized in the Management of Third-party Funds

Since 2001, when its operations began, BRAM - Bradesco Asset Management Ltd. has managed third-party funds administered by Banco Bradesco and distributed by BCN and Bradesco, with the purpose of offering products and services that meet the needs and objectives of its customers. BRAM is a result of the consolidation of the professionals and funds administered by Bradesco's Fund and Investment Portfolio Department, BES - Boavista Espírito Santo Distribuidora de Títulos e Valores Mobiliários S.A., BCN Alliance Capital Management S.A., and Bradesco Templeton Asset Management Ltda., whose joint expertise has enabled the company to achieve greater return to scale and efficiency gains.

In the first half of 2002, as well the third-party funds administered by BRAM, the company also managed the funds and investment portfolios acquired from Deutsche Bank Investments DTVM, Banco Mercantil de São Paulo, Banco do Estado do Amazonas (BEA) and Banco Cidade S.A.

BRAM's specialized structure in third-party portfolio management is totally segregated, guaranteeing a 'Chinese Wall' and serving various market segments, including Retail, Corporate, Private and Institutional Investors.

BRAM receives ISO9001/2000 accreditation

At the 206th Meeting of the Accreditation Commission of Fundação Carlos Alberto Vanzolini, on June 28, 2002, approval was given for the Quality System Accreditation of BRAM-Bradesco Asset Management Ltda., in accordance with the following regulations and scope:

Regulation: NBR ISO9001/2000
Scope: Third-party Fund Management (Funds and Portfolio) - Retail
Regulation: NBR ISO9001/2000
Scope: Third-party Fund Management (Funds and Portfolio) - Exclusive

Net Assets - In millions of reais

	2001		2002	
	March	June	March	June
Fixed income funds	**39,270**	**38,391**	**45,659**	**42,325**
Bradesco	36,414	35,647	45,308	42,001
BCN	2,001	2,057	-	-
Baneb	86	82	-	-
Boavista	462	281	-	-
FAPI (Bradesco Previdência e Seguros)	307	324	351	324
Floating rate funds	**1,544**	**1,594**	**1,702**	**1,907**
Bradesco	1,295	1,356	1,702	1,907
BCN	201	197	-	-
Baneb	-	-	-	-
Boavista	48	41	-	-
Total net assets of Funds	**40,814**	**39,985**	**47,361**	**44,232**
Fixed income customer portfolios	**10,346**	**10,744**	**13,450**	**13,141**
Bradesco	9,841	10,469	13,450	13,141
BCN	484	267	-	-
Boavista	21	8	-	-
Floating rate customer portfolios	**5,106**	**4,973**	**3,641**	**3,568**
Bradesco	4,939	4,798	3,641	3,568
BCN	33	25	-	-
Boavista	134	150	-	-
Total net equity of portfolios	**15,452**	**15,717**	**17,091**	**16,709**
Total	**56,266**	**55,702**	**64,452**	**60,941**

Assets under Management


In millions of reais
12,784
17,871
26,520
38,097
41,905
44,232
1997
1998
1999
2000
2001
June/2002

Funds

Institution	Numbers of Funds: Fixed Income Securities	Numbers of Funds: Equipy Securities	Numbers of Funds: Total (fixed income + equity securities)	Number of Quotaholders: Fixed Income Securities	Number of Quotaholders: Equity Securities	Number of Quotaholders: Total (fixed income + equity securities)
Bradesco	235	53	288	1,152,949	1,297,242	2,450,191

Portfolio

Institution	Number of Portfolios: Total	Number of Portfolio Customers: Total
Bradesco	172	170

Collection and Tax and Utility Collections

Corporate Collection

Bradesco Collections strengthens its position yearly as an authentic partner in the management of corporate business. Combining high standards of efficiency with latest-generation IT resources, Bradesco collection services are an efficient and secure tool for use by a universe of corporate entities.

Bradesco Computer-recorded Collection, transmitting and receiving data on a direct computer-to-computer basis, relies on one of the most advanced banking technology systems available, offering important productivity gains to companies by permitting the streamlining of services. The available services include electronic collection (computer-recorded), which permit user companies to consult information online. This system processes approximately 97% of all documents recorded in the Bradesco collection portfolio.

Pag-for Bradesco facilitates the management of Trade Accounts Payable for more than 32 thousand companies.

Tax and Utility Collections

Developed based on high standards of efficiency and quality, Bradesco's tax and utility collections serve a dual purpose. On the one hand, they seek to provide customer satisfaction with appropriate and innovative solutions for the settlement of taxes, duties and contributions. On the other, they effectively interact with the different Government Departments in the federal, state and municipal spheres, and with the public utility concessionaires.

Bradesco's tax and utility collection services are noted for the speed and security of the data transmitted and amounts collected.

In billions of reais

	2001 1st Qtr.	2001 2nd Qtr.	2001 1st Half	2002 1st Qtr.	2002 2nd Qtr.	2002 1st Half
Corporate collections (*)	145.9	152.1	297.9	144.4	137.3	281.7
Pag-for	29.0	34.0	63.1	42.2	50.7	92.9
Corporate collections + Pag-for	174.9	186.1	361.0	186.6	188.1	374.7
Taxes	14.2	15.2	29.4	17.3	16.5	33.8
Water, Electric Power (a), Telephone, Gas (a)	2.6	2.7	5.2	2.8	3.0	5.8
Social Security payments	2.4	2.6	5.0	2.9	3.0	5.9
Tax and utility collections	19.2	20.5	39.6	23.0	22.5	45.5

	Number of transactions (million)					
		2001			2002	
	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half
Corporate collections (*)	165.0	165.5	330.5	158.6	160.7	319.4
Pag-for	10.5	12.0	22.5	14.1	15.8	29.9
Corporate collections + Pag-for	**175.5**	**177.5**	**353.0**	**172.7**	**176.6**	**349.3**
Taxes	13.3	12.1	25.4	13.7	11.3	25.0
Water, Electric Power (a), Telephone, Gas (a)	25.3	24.8	50.1	25.6	26.2	51.8
Social Security payments	10.5	11.1	21.7	11.7	11.6	23.3
Tax and utility collections (b)	**49.1**	**48.0**	**97.2**	**51.0**	**49.1**	**100.1**

(*) Total movement (funds obtained, write-offs, credits, etc.).

(a) Payment via direct debit.

23.259 million - January to June/2001

24.610 million - January to June/2002

(b) Total beneficiaries: more than 3.379 thousand retirees and pensioners (corresponding to 16.8% of all those registered with the Brazilian Institute of Social Security - INSS).

Growth in Collections and Pag-for


214.1
328.5
414.4
583.6
738.0
374.7
1997
1998
1999
2000
2001
1st Half 2002
451.0
486.0
516.0
666.7
708.0
349.3
1997
1998
1999
2000
2001
1st Half 2002
Volume (in billions of reais)
Number of transactions (million)

Growth in Tax and Utility Collections/Payments


42.6
47.5
57.0
72.7
84.9
49.1
1997
1998
1999
2000
2001
1st Half 2002
110.2
144.3
156.4
186.8
196.6
100.1
1997
1998
1999
2000
2001
1st Half 2002
Volume (in billions of reais)
Number of transactions (million)

Cards (million)

ISO 9002

		2001			2002	
	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half
Number of Cards	25.2	26.6	26.6	30.6	31.8	31.8
Credit	4.3	4.4	4.4	5.0	5.3	5.3
Debit	20.9	22.2	22.2	25.6	26.5	26.5
Avg. transaction amount - R$	2,098.0	2,188.0	4,286.1	2,609.8	2,802.3	5,412.1
Credit	1,615.0	1,637.6	3,252.8	1,814.6	1,945.3	3,759.9
Debit	483.0	550.3	1,033.3	795.2	857.0	1,652.2
Number of transactions	41.6	43.7	85.3	51.3	54.9	106.2
Credit	29.0	29.2	58.2	30.4	32.3	62.7
Debit	12.6	14.5	27.1	20.9	22.6	43.5

Bradesco is the largest Visa card issuer in Brazil, with 43.5% of the card base and 24.8% of sales, and is also one of the country's largest independent Credit Card issuers. Its portfolio includes different types of products and services under the Visa and MasterCard banners designed to serve all income brackets of the Brazilian population. Bradesco provides products and services across various market segments, offering from the "Visa Fácil" Card to the recently launched Bradesco Infinity Card, with credit limits in line with the specific needs of each segment.

BCN and Finasa also provide VISA and MasterCard products and services and, in addition, BCN offers products and services under the American Express banner.

The process to transform all Bradesco Instant Banking cards into Multiple Banking cards offering both debit and credit functions began in 1999, facilitating the payment of purchases made in establishments comprising the Visa Electron network in Brazil and withdrawals from the Visa Plus Network abroad.

The Debit Card Electron function offers a number of advantages for the market, including decreased operating-area costs resulting from the substitution of checks by electronic transactions, fewer ATM withdrawals and reduced credit risk for establishments. Bradesco gains the benefit of the interchange rate on purchases.

Billings for the period from January through June 2002 totaled R$ 5.4 billion, corresponding to an increase of 26% over the same period in 2001 and a growth rate of 24% in the number of transactions.

In keeping with its strategy of ongoing technological innovation, Bradesco is substituting its magnetic-strip cards for chip-embedded smart cards which contain a microcircuit guaranteeing holders greater security and speed in their transactions and offering an increased range of functions, including Visa Cash (an electronic wallet).

Visa Vale

Bradesco, together with Visa and other banks who are also Visanet partners, signed a Statement of Principles for the incorporation of "Visa Vale", a joint venture that will operate in the benefits voucher business (meal vouchers, food vouchers and others) providing new and alternative market products.

Fidelity-building Programs

Smart Club - this is a multi-fidelity program developed in association with Brazil's major companies, through which Smart Club members are awarded points which can be transformed into prizes. When members purchase products and/or services from accredited companies and make the corresponding payments using a Bradesco Credit Card, they receive a double reward from both the accredited company and from Bradesco.

Smiles - this is a rewards program, in which members accumulate miles whenever they pay bills using the Bradesco Gold Credit Card, which can be exchanged for VARIG airline tickets and those of other program partner companies.

TAM - this is a co-branded program, managed by BCN, which accumulates points (miles) based on the use of the BCN Credit Card.

Continental Airlines - this is a co-branded program, managed by Banco Mercantil Finasa, which accumulates points (miles) based on the use of the Finasa Credit Card.

The network of commercial establishments accredited by the Visa system in Brazil is administered by Companhia Brasileira de Meios de Pagamentos - Visanet, in which Bradesco has an indirect capital holding of 39.2%. In the first six months of 2002, Visanet posted sales of R$ 18.4 billion.

Bradesco and BCN Credit Cards are accepted throughout the International Visa Network, comprising more than 19 million establishments and electronic cash-points in 249 countries.

Historical Data:

- 1968 - Bradesco Credit Card launched - the first Credit Card in Brazil.
- As from 1991, already associated with Visa International, Bradesco began to issue cards that were also valid abroad.
- In 1993, Bradesco launched the first Visa Affinity and Co-branded Cards. Presently, it has more than 76 Bradesco, Affinity and Co-Bradesco Credit Card Groups.
- In 1995 - Acquire Visanet was launched, together with other Banks and Visa.
- In September 1996, Bradesco also began issuing the Bradesco Card with the Mastercard brand.
- In June 1999 - *Bradesco launched the Bradesco Visa Electron card.*
- In August 1999, Bradesco issued the first chip Visa Cards in Brazil, the so-called Smart Cards, demonstrating its commitment to constant innovation.
- In May 2001, Bradesco launched the chip Mastercard.
- In November 2001, Bradesco launched the "Bradesco Infinity" card.

Stock, Custody and Controllership Services

With an appropriate infrastructure and specialized personnel, Bradesco offers its customers the following services: custody of securities, controllership, DR - Depositary Receipt and BDR - Brazilian Depositary Receipt, as well as bookkeeping services for stocks, Debentures and Investment Fund Quotas.

178	companies comprise the Bradesco Computer-registered Share System, with 5.6 million stockholders;
28	companies with Computer-registered Debentures, issued in a total of R$ 8.8 billion;
295	customers use the Bradesco Custody services, with total assets of R$ 56.9 billion;
468	Investment Funds and Managed Portfolios, with Controllership services and equity of R$ 71.1 billion
12	Computer-registered Investment Funds, with a market value of R$ 1 billion;
10	Registered DR Programs, with a market value of R$ 9 billion; and
02	Registered BDR Programs, with a market value of R$ 822.1 million.

Customers using custody services x assets under custody


295
280
250
Customers
59.1
56.9
53.1
Assets under custody (in billions of reais)
Dec./2001
Mar./2002
Jun./2002

Distribution Channels

5

Internet and Web-based Products

Internet Banking - Users


Thousands of users
219
576
1,078
2,126
3,769
4,300
1997
1998
1999
2000
2001
1st Half/2002

Internet Banking - Transactions


Thousands of transactions
1997
4,555
1998
18,999
1999
39,663
2000
87,346
2001
184,000
1st Half/2002
121,800

Bradesco Online

Background

Recognized as one of the world's most innovative companies (Bill Gates, Business @ the Speed of Thought), Bradesco is renowned for predicting trends and anticipating its customers' demand for new products and services.

Cutting-edge technology is a constant presence in the Bank's day-to-day business. Bradesco was the first Brazilian bank to use magnetic-strip cards, introducing the concept of technology as a means of adding convenience to people's everyday lives.

The use of new technologies to provide quicker, more reliable and efficient banking services is an integral part of its present strategy, with the internet as the vanguard of these efforts.

In 1995, the Bank launched Brazil's first dot.com and, in 1996, it became the first Brazilian bank to carry out online banking transactions.

In 1998, Bradesco terminated its direct access Home Banking service, providing account access via the Internet for all its personal banking customers.

And these pioneer actions didn't stop there. The strategy is to continue innovating, ensuring that Bradesco is always first off the mark.

Bradesco Internet Banking

Online since May 31, 1996, Bradesco Internet Banking (www.bradesco.com.br) soon became a worldwide reference for Home Banking and is currently ranked third largest digital bank in the world.

Bradesco online services were created to facilitate the day-to-day life of its customers, offering access to the transactions available through the branch network from any point on the globe.

The internet is an important and profitable customer relations channel, adding value to both customers and stockholders.

Since it was first launched, Bradesco has focused on innovating and deploying the largest number of online services possible for its customers.

At present, Bradesco Internet Banking offers its customers more than 203 different services, which can be accessed 24 hours a day, seven days a week.

Main Available Services

Balances and Statements	– Current Account/Saving Accounts – Statements: Summarized, or in Detail by Period – Credit Card: Consultations, Statements, Revolving Credit – Investments
Payments/Scheduling of payments	– Dockets – Public Utility Bills – Taxes, Fees and Contributions – Mobile Phone Credits – Micropayments – Direct Debit
Transfers	– Between Bradesco Accounts – Other Banks – DOC D and DOC E – Donations
Requests	– Checkbooks – Copies of Documents
Other	– Income Tax Return – Financial Planning – Financial Investments – Re-issue of payment receipts – Travellers Checks – Toll Cards (Chip Card Credits) – Personal loans

Bradesco Internet Banking - Individual Customers reported the following results at the end of 1st half of 2002:

- 4.3 million registered customers.
- 121.8 million transactions.
- 46% increase in the number of transactions compared to first-half results for 2001.
- R$ 4.7 billion in financial volume.

ShopInvest Bradesco

In March 1999, Bradesco launched ShopInvest (www.shopinvest.com.br), the first Brazilian retail bank broker to operate in Bovespa's online Home Broker.

Through ShopInvest, investors can access pertinent information and trade shares in BOVESPA, even if they are not Bradesco account holders. All of these services are provided free of charge and comply with the same rules applicable to bricks and mortar trading.

Customers demand for new options in the financial market, following the launching of Banco Bradesco's Investment site, resulted in the incorporation of all of the Bank's products into this new business channel.

ShopInvest is characterized by its diversity of investments. Today there are nine Investment Rooms:

Shares	As well as advice on the capital market, customers can trade in Bovespa, carrying out simulations or purchase and sale transactions with access to indices and prices.
Saving Bonds	Customers or non-customers can purchase Savings Bonds and keep track of lottery results, lists of winners, as well as viewing the online Comparative Bonds Table.
CDB - Certificate of Bank Deposite	Time deposit certificates, issued by investment and commercial banks earning pre or post-fixed remuneration. Profitability on the one hand and liquidity on the other.
Funds	Fixed, variable or mixed-income funds to satisfy all types of customer profiles, from conservative to aggressive, with easy monitoring of current and accrued earnings. The service offers funds with daily liquidity, DI-60 days, DI-90 days, Mixed Funds, Overseas Investment Funds and share funds among others.
Real State	Among the various investment options available, the real-estate room provides information on a number of Bradesco Real Estate Financing plans, plan simulations and advice on home purchasing, financing terms, proposals and related FAQ, as well as online access to Bradesco properties available for sale. In this room, the purchase of available properties can be made by completing an online proposal which is then sent directly to the Bank.

BM&F - Futures and Commodities Exchange	Offers information on the history of the derivatives market, the principles of the futures market, on how to operate in this market, strategies, contracts, indexes and current prices.
Savings Accounts	In this room, investors can check indices and profitability and learn how to invest the advantages of "Poupança Fácil Bradesco" (Bradesco Easy Savings), "Poupança Programada Bradesco" (Bradesco Programmed Savings), "PoupCard" (Savings Card) and consult the FAQ on Savings Accounts and Profitability.
(Life and Pensions) "Vida e Previdência"	Everything investors need to know about planning a care-free retirement. Customers can purchase the Bradesco FAPI plan and verify its advantages.
Insurance	This room offers information on Auto, Home, Life, Health and Property insurance as well as online prices, etc.

As a result of these strategic investment options, ShopInvest recorded the following significant results at the end of the first six-month period of 2002:

• 498 thousand registered users.
• 142 thousand transactions corresponding to a 39.3% increase over the results recorded at the end of the same period in 2001.
• R$ 674 million in financial volume.

ShopCredit

In May 2001, Bradesco launched ShopCredit (www.shopcredit.com.br), a Financing and Loan website which offers a complete portfolio of Bradesco's credit lines. The products are grouped together for purchase by individual or corporate customers with full details on each option and visitors can use a simulator to calculate amounts and terms in the Personal Credit, Direct Consumer Credit, Leasing, Housing loans and Finame (Moderfrota, Prefixado and Proleite) modes.

Visitors to this site can also request personal loans quickly and securely.

ShopCredit results for the 1st 2002 half were as follows:

• 180 thousand transactions/operations carried out.
• R$ 51 million in financial volume.

Bradesco Net Empresa

On September 18, 2001, Bradesco launched its new corporate banking website. With Bradesco Net Empresa, companies gained a new ally for optimizing the financial management of their businesses. Through this site, companies can operate bank accounts, make payments and collections and perform other transactions without having to visit a bricks and mortar branch. The transactions are conducted on-line via Internet.

At the end of the first six-month period of 2002, Net Empresa posted the following results:

• 37,726 registered companies, with 24,196 in operation.
• 598 thousand transactions/operations conducted.
• R$ 1.1 billion in financial volume.

Considering the total volume of transactions carried out via dial-up corporate systems, 332 thousand companies used Bradesco in a total number of 172 million transactions.

B2C (Business to Consumer)

Bradesco Electronic Trade was created in 1998 and soon became a successful hallmark. In the wake of this success, ShopFácil was launched in 2000, offering, among other services, "Meios de Pagamento Eletrônico Bradesco" (Bradesco Online Payment Methods) - the safest, most practical and economic online shopping method.

Bradesco is the only Bank in the world to date to receive ISO9000 accreditation for its Online Commercial Payment Methods.

Bradesco Electronic Payment Methods comprise: Electronic Wallet (Bradesco Debit Cards, PoupCard and Bradesco Visa and MasterCard Credit Cards), Pagamento Fácil (Easy Payment) and Boleto Bancário (Online Dockets).

There are currently 1,227 stores operating with Bradesco Online Payment Methods.

At the end of the first half of 2002, B2C posted the following results:

- 6.8 million transactions/sales recorded.
- R$ 521 million in financial volume.

B2B (Business to Business)

In the B2B area, emphasis should be given to the business solution offered by Bradesco, comprising the following: a security and limits module, B2B payment methods, management tools (buyer, seller and bank) and a financial reconciliation module for the seller.

At present, the Bank offers the following Bradesco B2B Payment Methods:

- Online Docket.
- Electronic Wallet (Credit Cards).
- Financing Lines.

Through its B2B process partnerships, Bradesco will operate via Bradespar as financial intermediary in the following portals:

- ProMedical.
- Estrutura.net.

Events that Marked the First Six Months of 2002

Site Nikkei (www.bradescocambio.com.br /index_dekassegui.html) 	Visitors to this site can obtain information on the services provided by Bradesco Services Co. Ltda. to Brazilians who live and work in Japan. Money order forms can be viewed and a summary of the latest foreign exchange rates is available for download. Visitors can also consult the status of money orders sent to account and non-account holders in Brazil. The site also informs Japanese Post Office business hours, the address of the Brazilian Embassy in Tokyo and other information of interest in Portuguese or English.
"Vale do Rio Doce" ShopInvest Funding Campaign	In March, Bradesco launched a campaign to stimulate its Internet Banking and ShopInvest users to increase their capital through the purchase of shares issued by Vale do Rio Doce. The campaign was a success and increased the volume of ShopInvest transactions by more than 80%.

Business Standard Magazine Awards - April 2002	Bradesco Internet Banking was considered best in Brazil according to a survey carried out for Business Standards magazine by the Research Institute of the Getúlio Vargas Foundation - SP.
IBest 2002 - May 2002	Bradesco received 11 prizes at the iBest 2002 internet awards and was voted overall champion at the awards ceremony with the following winning sites: Fourth time champion in the category iBest Grand Prix - Brazil's most important internet site: Bradesco - Popular vote and iBest Academy vote Sixth time champion in the Bank site category: Bradesco - Popular vote and iBest Academy vote iBest SP Regional: Bradesco - Popular vote Third time champion in the Financial Services category: ShopInvest - Popular vote Social Activities Category: Bradesco Foundation - Popular vote Insurance Companies: Bradesco Seguros - Popular vote and iBest Academy vote iBest Revelation: Bradesco Seguros - Popular vote iBest Marketing Campaign: Bradesco
Executivos Financeiros magazine Awards - June 2002	Best Investment site - ShopInvest Best Mobile Banking project - Bradesco Mobile Banking
Online Sale of Travelers Checks in Yens (www.bradesco.com.br)	In June, Bradesco was the first Brazilian Bank to offer the sale of Travelers Checks in Yens via Bradesco Internet Banking.
Launching of the new Online Account Opening Option(www.bradesco.com.br) 	In May, Bradesco presented its new online Account Opening system. This is a modern and user-friendly module whereby proposals can be completed and forwarded online to the branch chosen by the customer. The new layout offers a choice of the type of account to be opened (personal or corporate) location of the visitor's nearest branch by zip code search and an online proposal form ready for completion. In just one month 5 thousand proposals have been received.
First Property Auction for Major Investors	In May and June, Bradesco carried out its first Property Auction via ShopInvest (www.shopinvest.com.br) for Major Investors. The website announcing the auction recorded 23 thousand hits over a one-month period. Results were significant with 100% of the properties sold for amounts above the required minimum bid and the majority were sold at sight.

Bradesco, a symbol of innovation in Brazil

1995	1996	1997	1999	2000	2001	2002
1st dot.com in Brazil	1st Internet Banking service outside of the USA	1st Brazilian Online Commerce Service (B2C/C2C)	1st Brazilian Bank to offer free online internet access	1st WAP WEB Point 1st ISO9002 ShopInvest	3rd Largest Bank on the Internet in the World (*)	1st Bank to offer the Online Sale of Travellers Checks in Yens
	1st to offer Investments (Funds)	1st to offer State tax payment services in Brazil	Internal Procurement System	1st ISO9002 Online Payments Methods (B2C) 1st ISO9002 Internet Banking for the Visually Impaired	1st Micropayment service	

(*) Source: Cluster Consulting

Other Services

Bradesco Internet Banking for the Visually Impaired

This product permits visually impaired costumers to operate the computer by themselves and interact with Bradesco online, carrying out consultations and transactions, including even the most complex transfer and bill payments. At the end of the first half of 2002, Internet Banking for the Visually Impaired had 2,590 registered users.

Web Point

Web Point is a self-service terminal designed to provide access to the services offered by Bradesco Interbank Banking. The service targets large-sized companies, such as business centers and hotels, reducing the need for employees and clients without internet access to visit a bricks and mortar post or branch. At present, there are 120 web point terminals installed.

Bradesco Net Express

Bradesco Net Express uses Internet resources to connect corporate networks to Bradesco's Internet Banking service. The Bradesco Net Express software consists of a browser with a cryptographic key ensuring that all data transmissions are secure. The product provides controlled direct access to Bradesco Internet Banking services in 15-minute sessions designed to maximize the security and speed of the information transmitted. At the end of the first half of 2002, Bradesco Net Express posted the following results:

- 5.1 million transactions.
- 2.6 million accesses.
- 1,734 companies connected.

Infoemail

Infoemail is a free service through which customers can schedule the receipt by e-mail, of balance information, account statements, financial market news and stock prices. At the end of the first half of 2002, this service had 100,950 registered users.

Infocelular

Using the free Infocelular service, customers can set up their text-enabled digital mobile phones to display account balance information as required. At the end of the first half of 2002, this service had 2,571 registered users.

Customized Internet Banking

Bradesco Internet Banking users can customize access as desired, establishing at what time and on which days they wish to use the service, maximizing the system's security and credibility.

Alô Bradesco

The Bradesco website offers an online communication channel through which customers can clarify doubts and send suggestions or complaints relating to all Bradesco's products and services.

Donations

With the social area in mind, Bradesco's Internet Banking site offers customers the opportunity to make donations to a number of different philanthropic entities and institutions.

WEBTA

Through this system launched on September 15, 2000, data files can be transmitted over the internet with maximum security.

Easy Payment System

Customers can use the Bradesco free Infoemail service to receive bills for payment by e-mail, as well as balance information, financial market news and other interesting information. The payment documents are sent to customers via Infoemail on registration with Bradesco, based on the customers' taxpayer identification number (CPF/CNPJ).

WAP Mobile Banking

Bradesco customers can access and interact with Bradesco via text-enabled digital mobile phone carrying out a number of transactions with maximum speed and security. At the end of the first half of 2002, this service registered 700 thousand transactions.

WAP Micropayments

Through this service launched on January 23, 2001, Bradesco customers can make small payments via their WAP mobile handsets. At the end of the period, this service had 4,520 registered users.

Other Bradesco Organization Websites

Investor Relations
(www.ri.bradesco.com.br)

This website presents information on all of Banco Bradesco's data, operations and results. The site also provides real time prices for Bradesco papers listed in the following Stock Exchanges: Bovespa (São Paulo), Nyse and Latibex, as well as charts illustrating the stock performance of Bradesco stock. Visitors can also listen to audio file Conference Call recordings.

Bradesco Foreign Exchange
(www.bradescocambio.com.br)

This site presents a complete portfolio of Bradesco's foreign market products, services and operations. Visitors can locate branches that buy and sell foreign currency, use the Bradesco communication channel and download forms for Import and Export operations. Other highlights include a currency converter, comparative curves, interest rate tables and the main foreign exchange rate indexes.

Bradesco Corporate Banking
(www.corporatebradesco.com.br)

The Corporate Banking website, which is structured to serve major companies with high value annual billings, offers personalized advice and a diversified portfolio of exclusive products and services. In addition, the site is both flexible and practical offering the biggest and best banking service infrastructure in Brazil, with tailor-made solutions adapted to fit each company's profile.

The Bradesco Foundation
(www.fb.org.br)

This is an institutional website where visitors can read all about Brazil's largest philanthropic entity, the Bradesco Foundation. The site describes Bradesco's important actions in the social area and presents the Bradesco Foundation projects, education-related activities, history and evolution over the years.

Bradesco Seguros
(www.bradescoseguros.com.br)

This website presents the institution and gives a clear and objective description of the portfolio of products and services offered by Bradesco's insurance area, as well as provides online plan calculations and simulations.

Bradesco Vida e Previdência (www.bradescoprevidencia.com.br)	This Bradesco Group institutional website gives an account of the history and importance of private pension plans in Brazil, describing all of the plans offered and those which are most appropriate for each customer profile. Visitors can use the simulator to determine which plans are most profitable. Investors can consult balances and statements and transfer amounts in the site's transaction area.
Financial Channel (www.canal.bradesco.com.br)	This website is designed to offer online investors up-to-date money market information, including, among others, latest financial news, indices and stock exchange quotations.
Bradesco Card Website (www.bradescocartoes.com.br/)	The Bradesco Card website presents a complete portfolio of all products and services offered, as well as promotions and service center information, information by e-mail and others. Account holders and non-account holders can access the following online services: Statement and Balance Consultations, Card Validations, Purchase and Cash Withdrawal Limits, Revolving Credit, Protected Cards, and others. Non-account holders can apply for a Bradesco Card using the online Card Issuance Proposal Application.
Personal Finance Portal (www.bradesco.com.br/indexpf.html)	Structured to serve Individual Customers, this portal offers information on all Bradesco Organization products and services, as well as an area highlighting important news items and a user-friendly information searching system.
Corporate Finance Portal (www.bradesco.com.br/indexpj.html)	Structured to serve micro, small and medium-sized companies, this portal offers information on all Bradesco Organization corporate products and services, as well as an area highlighting important news items and a user-friendly information searching system.
Portal for the Visually Impaired (www.bradesco.com.br/indexdvisual.html)	This portal is structured to provide our visually impaired visitors with information and related support on all our products. Among other new features, customers can request a Virtual Vision kit online, find out where courses are being held and access the Bradesco communication channel.
Online Shopping Portal - Individuals (www.bradesco.com.br/index_comerciopf.html)	This portal is structured to serve Individual Customers informing visitors everything they need to know about the Online Shopping Payment methods offered by Bradesco, as well as to provide direct access to Brazil's major online Shopping Portal – ShopFácil.
Online Shopping Portal - Companies (www.bradesco.com.br/index_comerciopj.html)	This portal is structured to serve Corporate Customers informing visitors everything they need to know about the Online Shopping Payment methods offered by Bradesco, as well as to provide an online Term of Acceptance and Contract for Use of the Payment Systems.
University Student Portal (www.bradesco.com.br/index_conta_universitaria.html)	Focusing on the needs of the younger public, Bradesco uses this portal to present its specific university student account, which provides credit at lower rates and exclusive products for account holders. The portal also provides Free Internet access, an Investment Guide, Career Opportunities, a Communications Channel, among other new features.

Websites, Products/Services Under Construction

Corporate Banking (new version)	In addition to personalized assistance and a diversified portfolio of exclusive products and services designed to meet the needs of companies with high volume billings, this new version of the Corporate Banking website will provide internal areas with economic bulletins, customized news alerts and a personalized corporate customer service.
Private Banking (new version)	This new version of the Private Banking website will offer personalized assistance and a diversified portfolio of exclusive products and services focused on high income individuals. The website is designed to satisfy the individual needs of Private Banking customers, providing all the technology and experience required for planning and implementing wealth protection strategies.
MultiChannel CRM	Bradesco is developing a CRM system integrating all the customer service methods used by the various Bradesco channels. This system will facilitate the sale of targeted products and services tailored to the needs of each type of customer.
Wide Band (A Bradesco, Globo Cabo and Scopus partnership)	In partnership with Globo Cabo and Scopus, Bradesco is conducting studies into the implementation of Wide Band solutions to provide customers with high speed internet access.
B2B Buyer and Vendor Financing	Bradesco is developing a system to extend financing to purchasers (corporate entities) using B2B portals, facilitating transactions for the buyer, who will have a determined period in which to effect payment, and for the vendor, who will receive payment at sight.
B2B Payment Method System	Bradesco is developing a system to include the following B2B Payment Methods: Online dockets, with and without registration, payable via the Bradesco Net Empresa corporate site.
Interactive TV (transactional version)	In partnership with DirecTV, Bradesco is developing the 2nd version of its TVBanking, which will offer Home Banking transactions.

Bradesco Day and Night (BDN)

ISO 9002

BDN ATM Network Evolution

	2001			2002		
	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half
Accumulated Volume of Transactions (Millions)	316	327	643	364	392	756
Number of BDN Network Terminals	18,580	-	18,940	20,429	-	20,779
Number of Banking Service Outlets in the BDN Nationwide Network	4,323	-	4,386	5,104	-	5,376
Number of Outplaced Terminals (excluding Branches, PAB and PAE)	1,100	-	1,113	1,386	-	1,560
Number of BDN Network Cash Withdrawals Transactions (Millions)	86.2	84.8	171.0	83.3	83.2	166.5
Number of Deposit Transactions (Millions)	50.6	52.4	103.0	48.5	50.4	98.9
Number of Transfers between Accounts (Millions)	4.6	4.7	9.3	4.4	4.3	8.7
Number of Checkbooks issued (Millions)	2.7	2.8	5.5	2.6	2.6	5.2
Number of Balance Consultations (Millions)	82.5	88.8	171.3	89.3	90.4	179.7
Number of Accounts Statements Issued (Millions)	64.8	65.0	129.8	103.9	120.9	224.8
Financial Volume of BDN Network Transactions (Billions)	15.4	15.6	31.0	18.3	18.5	36.8

BDN's Competitive Edge

- The Bradesco Day and Night ATM Network is Brazil's largest private self-service network with 22,394 terminals (Bradesco - 20,779, BCN - 987 and Mercantil de São Paulo - 628).

- The Bradesco Day and Night ATM Network is accredited by the NBR ISO9001/2000 Quality Management System.

- Strategically present in areas of important economic agglomeration, including shopping malls, hypermarkets, supermarkets, airports, service stations, etc.

- The Bradesco Day and Night ATM Network terminals were responsible for more than 756 million transactions up to June 2002, a daily average of 5.1 million transactions. A 17.61% growth rate over the same period in 2001.

- The Bank collected R$ 30.2 million in (charges on transactions) made through the BDN Network for the first six-month period of 2002.

- The number of loans grew by 20.94% for the 2002 first half, compared to the same period in 2001, and financial volume increased by 14.49%.

- In the first half of 2002, the financial volume transacted by Bradesco Day and Night ATM Network terminals surpassed R$ 36 billion, an 18.71% increase over the amount recorded for the same period in 2001.

- The Bradesco Day and Night ATM Network can also be used by the customers of BCN and Mercantil de São Paulo.

- In June 2002, Banco do Estado da Amazônia was incorporated by Banco Bradesco and 134 ATMs were installed on its premises.

Volume of Transactions per Six-month Period (millions)



355
401
12.9
459
14.5
555
20.9
643
15.8
756
17.6
1997
1998
1999
2000
2001
1st Half/2002
Transactions
Growth Rate (%)

Number of BDN Network ATMs



15,334
16,204
17,539
18,000
20,078
20,779
1997
1998
1999
2000
2001
1st Half/2002
On average, 6 ATMs were installed daily during the first six months of 2002

Volume of IPVA(*) Payments



159,392
270,939
1st Half/2001
1st Half/2002
A growth rate of 69.98%

(*) Automobile Ownership Tax

BDN Network Distribution


NORTH
BDN Total Machines: 749
Productivity: 3.9 million transactions
NORTHEAST
BDN Total Machines: 2,561
Productivity: 18.0 million transactions
CENTRAL-WEST
BDN Total Machines: 1,383
Productivity: 7.7 million transactions
SOUTHEAST
BDN Total Machines: 13,625
Productivity: 88.8 million transactions
SOUTH
BDN Total Machines: 2,461
Productivity: 10.3 million transactions
Base: June/2002

Telebanco (Call Center) ISO 9001

Integrated Call Centers: Bank, Cards, Pension Plans, Alô Bradesco, BCN and Continental

Increase in Number of Calls (million)


TOTAL CALLS
55.4
56.9
56.5
56.9
57.4
57.2
ELECTRONIC RESPONSE CALLS
46.2
47.7
47.0
46.7
46.8
45.4
PERSONALIZED CALLS
9.2
9.2
9.5
10.2
10.6
11.8
1st Quarter
2nd Quarter
3rd Quarter
4th Quarter
2001
2002

Evolution of Telebanco Transactions


In millions of reais
FINANCIAL VOLUME
939
985
1,106.1
1,210.3
1,179.7
1,186.4
1st Quarter
2nd Quarter
3rd Quarter
4th Quarter
2001
1st Quarter
2nd Quarter
2002

Highlights

- 15.4 million electronic response calls per month.
- 3.7 million personalized service calls per month.
- 2.4 million customers access Telebanco per month.
- R$ 394 million in financial volume from transactions per month.
- First Bank to launch a voice recognition system in Brazil and, in December 2001, in line with this innovative market strategy, the first Bank to launch a voice authentication system, which increases the security of transactions carried out via Call Center, using the caller's voice to confirm the PIN used to access the system.
- 96% of Personalized Service call queries are resolved during the first contact.
- 353 call-center representatives were trained and designated to other areas of the Organization, particularly the sales areas, up to June 2002.
- First financial industry call center to be accredited by the new ISO9001/2000 quality standard certificate.
- A record 3.7 million products were sold through June 2002.
- In June 2002, Bradesco received the *e-finance* award from the *Executivos Financeiros* magazine in the **Best Call Center** category.

Customer Service Network (Branches)

Bradesco and Financial System

REGION	BRADESCO	BCN	MERCANTIL	TOTAL CONSOLIDATED BRANCHES	TOTAL BRANCHES[1] IN SYSTEM	BRADESCO'S PERCENTAGE PARTICIPATION
North						
Acre	3	-	1	4	24	16.7
Amazonas	57	2	1	60	128	46.9
Amapá	3	-	-	3	15	20.0
Pará	44	1	1	46	251	18.3
Rondônia	17	-	1	18	73	24.7
Roraima	1	-	-	1	13	7.7
Tocantins	11	1	2	14	68	20.6
Total	136	4	6	146	572	25.5
Southeast						
Espírito Santo	35	2	1	38	305	12.5
Minas Gerais	260	15	7	282	1,850	15.2
Rio de Janeiro	216	38[2]	18	272	1,665	16.3
São Paulo	866	121	129	1,116	5,503	20.3
Total	1,377	176	155	1,708	9,323	18.3
Central West						
Distrito Federal	22	5	1	28	283	9.9
Goiás	88	5	5	98	530	18.5
Mato Grosso	58	1	1	60	211	28.4
Mato Grosso do Sul	50	3	4	57	218	26.1
Total	218	14	11	243	1,242	19.6
Northeast						
Alagoas	7	2	1	10	111	9.0
Bahia	225	3	2	230	722	31.9
Ceará	24	3	2	29	336	8.6
Maranhão	23	1	2	26	247	10.5
Paraíba	15	-	2	17	151	11.3
Pernambuco	51	3	2	56	435	12.9
Piauí	7	-	1	8	104	7.7
Rio Grande do Norte	11	1	1	13	130	10.0
Sergipe	10	1	1	12	147	8.2
Total	373	14	14	401	2,383	16.8
South						
Paraná	142	11	15	168	1,268	13.2
Rio Grande do Sul	135	10	14	159	1,363	11.7
Santa Catarina	92	6	4	102	797	12.8
Total	369	27	33	429	3,428	12.5
Total Brazil	2,473	235	219	2,927	16,948	17.3

(1) Source: CADINF-DEORF/COPEC – June/2002.
(2) Includes 1 Branch of Continental Banco.

Customer Service Network (Branches)


2,164
2,210
2,431
2,579
2,610
2,927
1997
1998
1999
2000
2001
1st Half/2002

Customer Service Network (Branches) - Market Share - June/2002


NORTH
25.5%
NORTHEAST
16.8%
CENTRAL WEST
19.6%
SOUTHEAST
18.3%
SOUTH
12.5%
TOTAL
17.3%

Customer/Branch Ratio - Thousand


2.7
2.8
3.6
4.2
4.6
4.4
1997
1998
1999
2000
2001
1st Half/2002

Banco Postal

On August 22, 2001, Bradesco was officially announced as winner of the public bidding process conducted by the Brazilian Postal and Telegraph Company (ECT), for the exclusive right to use ECTs branches to provide banking services under the Correspondent Bank method, devised by the National Monetary Council and disseminated in Resolution 2,707/2000 of the Brazilian Central Bank. The first service unit was opened on March 25, 2002 in São Francisco de Paula, Minas Gerais, inaugurating a project which will install Banco Postal facilities in all 5,561 of Brazil's municipalities by ECT Post Office branches.

Pursuant to the agreement, which is valid for approximately 7 years, ECT will provide all the necessary infrastructure, including the technology platform, clerks and security system, and in exchange will be remunerated based on the transactions carried out. The Banco Postal will operate during normal Post Office business hours offering added convenience for customers.

The Post Office branch operating systems communicate with an authorizing site at ECT's operations' center in Brasília, which in turn is connected to Bradesco's central main frames and, accordingly, transactions are carried out in real time.

On June 28, 2002, just three months after the first service unit was opened, and in line with Bradesco and ECT's aggressive implementation plan, Banco Postal's unit 1,000 was opened to the public in Mimoso de Goiás, a town with a population of 2,801, 231 km from Goiânia, which up till then had been ignored by the Brazilian Financial System.

Benefits

The general public, business people and local authorities in the towns and neighboring districts where Banco Postal branches are installed have applauded the project with enthusiasm and others have requested that opening dates be anticipated considering the excellent results already obtained in these regions. Banco Postal ensures that financial resources remain in the town, increasing the speed of cash circulation and the amount of tax collected, as well as growing direct and indirect employment and the possibility of new investments. The local population in these areas can now enjoy the convenience and high-quality services of Brazil's largest private-sector bank.

The expansion of the customer service network fuelled by Banco Postal has also increased Bradesco's business opportunities. This is evidenced by the increase in the number of consultations regarding bill payment services particularly because 735 of the first 1,000 service units were installed in towns which had had no previous access to banking services. This has undoubtedly given Bradesco a significant advantage, particularly considering the corresponding city hall and corporate payroll service opportunities, which have been contracted in significant number.

Banco Postal has also been useful in towns or regions which already have a Bradesco branch since the expansion of service outlets ensures that Bradesco customers can be served closer to their work places or homes without having to travel to their branch.

Segmentation

The delivery of basic financial services to lower income groups is a worldwide challenge. In Brazil, this challenge is particularly urgent considering the enormous differences in income, economic opportunities and access to basic services which in general are limited to a small percentage of Brazil's population.

Banco Postal has undoubtedly broadened the base of this segmentation, presenting a simple alternative which permits access to citizens and companies who until now have been unable to enjoy these services.

The Correspondent Bank method adopted in partnership with ECT stands out in comparison with other models used in Brazil, as a result of its focus on the retail sector, the versatility of the product and services offered, the remote self-service channels and its integration with Brazil's largest branch and ATM bank network, plus access to technology systems, which are vanguard in the national banking system.

This partnership confirms Bradesco's traditional commitment with Brazilians from all income brackets.

Available Products and Services

Banking services are provided directly by ECT employees, who are trained by a team of instructors from Bradesco to offer the following basic services:

Services available at present:

- Receipt and remittance of account opening proposals.
- Cash withdrawals.
- Deposits.
- Account balances and statements.

- Receipt of bill payments.
- Receipt of public utility bill payments (water, electricity, telephone, etc).
- Payment of retirement benefits and pensions from the National Institute of Social Security (INSS).
- Receipt and remittance of credit proposals.

Under implementation:

- Collection of INSS contributions.
- Collection of federal, state and municipal taxes.
- Investment fund applications and redemptions.

Performance

The performance of the first service units installed evidences the business potential to be exploited in the regions where Banco Postal branches are operating.

Accounts Opened via Banco Postal - 2002


99,451
52,952
23,596
March
April
May
June

Transactions - 2002


490,382
264,760
117,980
1,470
March
April
May
June

Units Installed* - 2002


June
1,000
May
515
April
99
March
1

* Accumulated number.

Geocodification - Bradesco e ECT

The project will provide important business opportunities for the Organization since, via the ECT service units, Bradesco will be present in and able to serve 100% of Brazil's municipalities.


Bradesco
CORREIOS

Risk Management

6

Structure

The economic stability brought by the Real Plan has stimulated the development of sophisticated risk management policies within the Brazilian financial sector. An increasingly sophisticated market, globalization and advanced technology motivated the creation of specific procedures for monitoring and controlling risks.

Bradesco, permanently alert to these changes, has developed a number of mechanisms over the years designed to plan, control and manage the risks inherent to its banking activities and which include the following: credit, market, operating and liquidity.

The Risk Management area is independent from other operating areas, reporting directly to the president:


PRESIDENT
EXECUTIVE BOARD - RISK MANAGEMENT AND COMPLIANCE
RISK MANAGEMENT AND COMPLIANCE DEPARTMENT

An independent process for monitoring, controlling and managing risks is critical to effective management. The area's activities are governed by a standing committee, which evaluates positions and ratifies decisions involving control and limit policies.

During the 1st half, the activities carried out by other areas relating to controls over compliance, operating risks, information security and money laundering prevention were incorporated by the Risk Management area, which is now known as the Risk Management and Compliance Department.

The new organizational structure is designed to facilitate a greater focus on these critical activities and confirms the Organization's commitment to best corporate governance practice.

Credit Risk Management

Credit risk is the risk arising from the possibility of loss due to the non-receipt of amounts contracted with counterparties and related creditors. Credit risk management requires a strictly disciplined control over all analyses and transactions carried out, safeguarding process integrity and independence.

Credit Policy and Limits

Bradesco's Credit Policy is designed to ensure maximum security, quality and liquidity in the investment of assets and speedy profitable business, minimizing risks inherent to this type of operation and directing the establishment of operating limits and the granting of credit.

The Credit Department and Committees located at the Bank's Headquarters are critical to policy implementation since they are responsible for gearing and managing this core strategic activity.

The branches operate within varying limits, depending on their size and the type of guarantee offered, based on a centralized rating and, accordingly, in compliance with the Organization's general credit and risk management policy. Operations involving less significant amounts are subject to specialized automated Credit Scoring systems, maximizing the speed and security of the approvals process based on strict protection standards.

Operations are diversified, non-selective and focused on Consumer and Corporate customers with sound payment capacity and proven creditworthiness. Care is taken to ensure that related guarantees are sufficient to cover the risks assumed, considering the purpose and terms of the credit granted.


CREDIT GRANTING
BRANCHES
CREDIT DEPARTMENT
DAILY CREDIT COMITEE
EXECUTIVE CREDIT COMITEE
Delegation of power to make grants depends on the size of the branch, the level of client commitment, and the client's credit risk rating. (score/rating)
Responsible for the technical analysis and report on all of the business proposals, whose risks are above the branchs approval limits, approving amounts of up to R$ 6 millions.
The Comitee analyses individual consultations and/or limits attributed to clients, approving amounts between R$ 6 and R$ 20 millions.
Responsible for analyzing individual consultations and/ or limits attributed to clients, approving amounts in excess of R$ 20 millions.

Market Segmentation

Bradesco operates on a segmented service basis, seeking to match its different products and services to the different profiles and sizes of its target public.


Private (Individual)
Available Funds for Investments of over R$1 million
Corporate
Annual sales over R$180 million
Individuals
Middle Market
(Small and Mid-sized)

While Bradesco Corporate Banking serves major companies with revenues in excess of R$ 180 million, high-income consumer customers with funds for investment of more than R$ 1 million are served by Bradesco Private Banking. Other customers are classified on a retail basis as companies or consumers.

Bradesco is now implementing another phase of its segmentation process, this time focusing on middle-market companies. Bradesco Empresas (Bradesco Companies) is designed to offer a quality service tailored to the specific financial needs of this segment, in the same way as major corporations are attended by Bradesco Corporate Banking.

Methodology Used for Credit Portfolio Classification

In addition to supporting the establishment of minimum parameters for granting credit and managing risk, the credit risk scoring system established by the Brazilian Central Bank also facilitates the definition of differentiated credit policies based on the customer's specific characteristics and size, providing a basis for the correct pricing of operations and for establishing the most appropriate guarantees for each situation.

In accordance with internal policy, Bradesco customer risk ratings are carried out on a corporate basis and are permanently reviewed to maintain the quality of the credit portfolio. These ratings are segmented as follows:

Classification - Corporate

Rating	Bradesco	Provision-%	Concept
AA	Excelent	0.0	Premium company/group, with size, tradition and market leadership, with excellent economic and financial concept and position.
A	Very Good	0.5	Company/group with size, sound economic and financial position, acting in markets with good prospects and/or potential for expansion.
B	Good	1.0	Company/group which, regardless of size, has a good economic and financial position.
C	Acceptable	3.0	Company/group with a satisfactory economic and financial situation but with performance subject to economic variations.
D	Fair	10.0	Company/group with economic and financial position in decline or unsatisfactory accounting information, under risk management.
E	Deficient	30.0	Abnormal course credit operations, classified based on expected loss as per percentage shown.
F	Bad	50.0	
G	Critical	70.0	
H	Uncollectible	100.0	

In the case of consumer customers, the above risk ratings are mainly defined based on their registered reference variables which include: income, equity, restrictions and indebtedness, as well as conduct and past relationship with the Bank.

Market Risk Management

Market risk is related to the possibility of the loss of income from fluctuating rates caused by mismatched maturities, currencies and indices of the Institution's asset and liability portfolio. This risk is monitored on a strict basis by the financial market to avoid losses for institutions.

At Bradesco, market risks are managed through methodologies and models which are consistent with local and international market reality, ensuring that the Organization's strategic decisions are implemented with speed and a high level of reliability.

The Organization adopts a conservative policy regarding market risk exposure; VaR (Value at Risk) limits are defined by Senior Management, and compliance is monitored daily by an area which is independent from portfolio management. The methodology used to determine VaR has a reliability level of 97.5%. The volatilities and correlations used by the models are calculated on statistical bases, and future prospects are calculated based on economic studies. The methodology applied and current statistical models are validated daily using backtesting techniques.

We present below the VaR of the Consolidated Own Portfolio positions (Treasury):

In thousands of reais

Risk Factors	2001		2002	
	September	December	March	June
Prefixed	10,227	4,185	3,548	4,881
Exchange Coupon	49,000	21,616	10,488	48,259
Foreign Currency	8,873	9,733	3,197	8,422
Floating Rate	116	104	183	14
Correlated Effect	(16,146)	(13,554)	(6,665)	(15,809)
VaR	52,070	22,084	10,751	45,767

In addition, a daily Gap Analysis is performed to measure the effect of the movement in the internal interest rate and foreign exchange coupon curves (interest spread paid above the foreign exchange variation) on the portfolio.

Complementing the market risk monitoring, control and management structure and in accordance with Central Bank regulations, a daily verification is made of the values at risk for the fixed and foreign exchange positions of the Organization's entire portfolio and of minimum capital requirements.

Operating Risk Management

Operating risks are those inherent to the activities which provide support for transactions in which the Organization participates and may occur as a result of the interruption of business, system failures, errors, omissions, fraud or external events which affect its activities and impact the institution's results.

Operating risks arising from information processing, data communications and the online transmission and recording of data are evaluated by a system, subject to periodic review, which was developed to ensure that risks are compatible with the range of services offered, specific operating features and criteria. In 2000, the Audit Committee was formed by members of the Organization's Board of Directors and Board of Executive Officers to monitor Bradesco's operating systems.

Bradesco's main computer facilities are located at two operating centers, in Osasco and Alphaville (Barueri), in the State of São Paulo. Critical systems can be operated from either center in the event one of them has to be shut down or experiences a significant technical problem. Neither situation has occurred to date. In order to ensure the continuity of our operations in the event of a blackout, all our branches and operating centers are self sufficient in terms of electric power, as follows:

- 4 hours, on average, in the case of branches.
- 20 hours, in the case of the Regional Clearance and Telecommunications Centers.
- 60 hours, on average, in the case of the Osasco Alphaville-Barueri operating centers.

Liquidity Risk Management

Liquidity risk management is designed to control the different mismatched liquidation terms of the Institution's rights and obligations.

Knowledge and monitoring of this risk are critical since its enables the Organization to settle transactions on a timely and secure basis.

At Bradesco, liquidity risk management involves a series of controls, mainly the establishment of technical limits and an ongoing assessment of the positions assumed.

Capital Risk Management

The Organization's capital is managed to optimize the risk-return ratio, minimizing losses through the implementation of well-defined business strategies and maximizing efficiency in the combination of factors which impact the Capital Adequacy Ratio (Basle).

Capital Adequacy Ratio (Basle) - June 2002 - In millions of reais

Calculation

CALCULATION BASIS	Consolidated Financial	Consolidated Total
Adjusted Stockolders' Equity	11,594	11,514
Total Weighted Risk	79,143	88,863
Weighted Assets	76,540	86,243
Weighted Memorandum Accounts	2,603	2,620
Capital Adequacy Ratio	14.65%	12.96%

Movement - %

Ratio at June 2001	13.39	12.18
Subordinated Debt	2.77	2.46
• Local	1.67	1.48
• Foreign	1.10	0.98
Increase in Assets	(2.64)	(2.44)
Other (Results and Acquisition of Treasury Stock, J.C.P., Minority Interest and Risks)	1.13	0.76
Ratio at June 2002	14.65	12.96

JCP - Interest Attributed to own capital

Internal Controls

Complementing its operating risk control and management activities, the Organization has developed a number of systems, policies and internal controls, over the years, to reduce possible potential losses generated by this type of risk.

Aware of the importance of these controls, Bradesco implemented, among other actions, an internal control system (Compliance) as well as procedures for the prevention of money laundering and for guaranteeing information security which are subject to ongoing improvements. The validation of the activities, controls and systems which support the Organization's banking transaction infrastructure also falls within this context, permitting active participation in the new Brazilian Payments System (SPB).

Banks and Other Financial Subsidiaries

7

BCN

Consolidated Balance Sheet - In millions of reais

	2001		2002	
	March	June	March	June
ASSETS				
Current Assets and Long-Term Receivables	15,243	18,476	19,063	20,575
Available Funds	169	278	588	761
Short-Term Interbank Investments	262	215	245	298
Securities	5,643	6,928	5,947	5,993
Interbank and Interdepartmental Accounts	308	605	487	503
Credit and Leasing Operations	6,692	8,113	9,470	10,636
Other Receivables and Other Assets	2,169	2,337	2,326	2,384
Permanent Assets	310	326	337	556
Total	15,553	18,802	19,400	21,131
LIABILITIES				
Current and Long-Term Liabilities	14,424	17,638	18,084	19,745
Demand, Time and Interbank Deposits	5,570	7,061	8,952	10,192
Savings Account Deposits	581	654	678	710
Securities Received under Security Repurchase Agreements and Funds from the Issuance of Securities	3,946	5,109	3,722	3,471
Interbank and Interdepartmental Accounts	84	44	21	55
Borrowings and Onlendings	2,334	2,536	2,690	3,247
Financial Derivative Instruments	-	-	-	242
Other Liabilities	1,909	2,234	2,021	1,828
Deferred Income	1	1	2	5
Stockholders' Equity	1,128	1,163	1,314	1,381
Total	15,553	18,802	19,400	21,131

Statement of Income - In millions of reais

	2001			2002		
	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half
Income from Lending and Trading Activities	822	974	1,796	996	1,514	2,510
Expenses	(589)	(690)	(1,279)	(609)	(1,123)	(1,732)
Gross Profit from Financial Intermediation	233	284	517	387	391	778
Other Operating Income (Expenses), Net	(152)	(212)	(364)	(273)	(296)	(569)
Operating Income	81	72	153	114	95	209
Non-Operating Income (Expenses), Net	3	33	36	5	7	12
Income before Taxes on Income and Profit Sharing	84	105	189	119	102	221
Income Tax and Social Contribution	(18)	(27)	(45)	(43)	(17)	(60)
Employee Profit Sharing	(3)	(4)	(7)	(4)	(5)	(9)
Net Income	63	74	137	72	80	152

BCN, part of the Bradesco Organization since December 1997, registered important increases in its first half results and in the strengthening of its corporate brand. Operating as a financially independent institution, BCN's strategy is focused on a highly selective public, comprising medium and small-sized companies with annual revenues up to R$ 180 million, as well as consumer customers with monthly income in excess of R$ 1,500.00. Seeking greater interaction with its customers and at the same time market competitiveness, BCN relies principally on its vocation as a relationship bank to grow its share of bank account holders.

The Bank's determination to provide top-quality customer relationships also served as a basis for the implementation of initiatives in connection with the new Brazilian Payments System (SPB). Under the Bradesco Organization's leadership, BCN's internal teams implemented a number of actions designed to provide across-the-board, in-depth information to its employees and customers on the new system, which became effective in April this year. These actions included communication efforts and training of the Bank's administrative and customer service teams, as well as the specifically developed delivery of presentations and material to customers and the implementation of a toll-free phone line and a channel on the Bank's website for clarification of doubts.

First Half Increases

The Bradesco Organization entered into a strategic partnership with Ford through the following associated companies, as part of its plan to increase customer base and retail market share, involving assets of some R$ 1 billion and consolidating its leadership of Brazil's auto financing market: through Banco BCN S.A., acquisition of the total capital of Ford Leasing S.A. - Arrendamento Mercantil, now called Potenza Leasing Arrendamento Mercantil S.A.; through Continental Banco S.A., acquisition of credits and other rights of the direct consumer credit loan portfolio of Banco Ford S.A., and finally through Continental Promotora de Vendas Ltda., via an operating agreement to serve Ford Dealership Network customers.

On February 24, 2002, through the intermediation of Banco BCN S.A., the Bradesco Organization entered into a purchase and sale agreement for all shares of Banco Cidade S.A. This transaction was finalized on June 7, 2002, subsequent to ratification by the corresponding authorities.

The acquisition included the subsidiaries Bancocidade Administradora de Cartões, Negócios e Serviços Ltda., Bancocidade Corretora de Valores Mobiliários e de Câmbio Ltda., Bancocidade Distribuidora de Títulos e Valores Mobiliários Ltda., Bancocidade Leasing Arrendamento Mercantil S.A., Cidade Capital Markets Limited, Cidade Asset Management Ltda. and Cidade Seguros Administradora e Corretora S/C Ltda.

BCN merged with Banco Cidade, based on the positions recorded at May 31, 2002, and by June 24, 2002 the Bank's 24 Branches were offering customers all BCN's products and services.

At the end of the period, BCN had served approximately 712 thousand customers of which 573 thousand individuals customers and 139 thousand corporate customers of which 584 thousand are checking account holders of comprising 453 thousand of individuals and 131 thousand of corporates. Customers served by Continental Banco also totaled approximately 712 thousand, credit card holders amounted to 166 thousand and the number of savings accounts increased to 599 thousand.

At June 30, 2002, the BCN Customer Service Network comprised 445 service points, comprising 235 branches in Brazil, 1 foreign branch in Grand Cayman and 169 conventional and electronic service centers and outlets, as well as 40 branches of Continental Promotora de Vendas. The Self-service Network has 987 terminals operating in BCN Branches and Service Posts, and also includes the Bradesco Day and Night ATM Network, with 9,449 terminals, which can be used by BCN customers for cash withdrawals, as well as the 24-Hour Bank Network, with 2,176 terminals.

In the first half of the year, BCN opened the following new Branches: BCN Digital - RJ, Centro da Barra - RJ, Mauá- SP, Mogi-Mirim - SP, Bady Bassitt - SP and Vila Formosa - SP. Continental Promotora de Vendas opened a new branch in Aracaju - SE and is also present in 10,831 new and used vehicle dealerships throughout Brazil and in 1,295 stores selling consumer durables, furniture, mobile phones and home decor.

Performance

Net Income and Stockholders' Equity

Net Income for the first half of 2002 was R$ 152 million, a 10.7% increase rate over the same period in 2001 and corresponding to an annualized return of 23.2% on Stockholders' Equity of R$ 1.381 million.

Assets and Liabilities

Total Assets amounted to R$ 21.1 billion, a 12.4% growth rate over the same period in 2001, with total Credit Operations including Leasing and Advances on foreign exchange contracts (ACC), less of the allowance for loan losses, comprising 56.8% and Securities corresponding to 28.4% of this total. Total

Credit Operations also presented growing rates, particularly the Direct Consumer Credit (CDC) portfolio, which includes the credits acquired and the new business generated as a result of the operating agreement signed with Ford. Results were also bolstered by an increase in working capital financing for companies and by the Banco Cidade portfolio incorporated by BCN.

Overall funds obtained at the end of the half-year totaled R$ 22.1 billion, an 11.8% growth rate over the same period in 2001, with Deposits, including Savings Accounts, comprising the main source of the Bank's funds and which presented a closing balance for the period of R$ 10.9 billion, a growth rate of 41.3%. Interbank deposits, with a balance of R$ 4.8 billion and Time deposits with a balance of R$ 4.5 billion increased by 57.6% and 30%, respectively. Total funds also include an amount of R$ 3.3 billion in Investment Funds and Customer Portfolios raised by the BCN Branches and managed by BRAM - Bradesco Asset Management Ltda.

Relationship

Customer Service - BCN's Commitment

BCN continues to concentrate its efforts on improving customer service, enhancing its relationships through the customer service network and creating areas, services and products capable of guaranteeing maximum financial benefit.

Products and Services

BCN Relationship Account - Consumer Customers

The BCN Relationship Account, offering its holders Brazil's most comprehensive rewards program, has undergone constant improvement since it was launched in 1997. Through this account, BCN customers are awarded points, which are automatically converted into rewards, such as an interest-free period of 12 to 18 days per month on special check account overdraft facilities or a reduction of up to 60% of the interest rates charged on overdrafts which overrun the interest-free period; free choice of repayment dates for interest on authorized overdrafts; decreases of up to 100% in bank charges; Smart Club Program points which can be converted into prizes; and weekly draws for cash prizes of up to R$ 60 thousand. Through BCN Net Internet Banking customers can simulate the amounts received in awards based on the volume of their business with BCN, enabling them to plan new savings.

BCN Cards

Already a source of points for the Relationship Account, when payments are made via Direct Debit, BCN Credit Cards gained a new option with the launching of the BCN Visa Nacional Credit Card which targets lower-income customers.

BCN Digital

BCN Digital, an excellent example of the BCN's vocation for forging strong customer relationships, ensures that a team of specifically trained managers are permanently on call to attend to customers' financial needs during 7 days a week, including bank holidays, from 8 a.m. to 10 p.m. This virtual service confirms the Digital Bank's mission to serve as an first-class business alternative for customers seeking maximum convenience and quality in their banking relationships.

During the first half of the year, BCN opened another Digital unit in the city of Rio de Janeiro - RJ.

Self-service Channels

The remote services available to consumer customers have received particular attention from BCN in its pursuit to form truly efficient relationships through the Bank's electronic channels. Supporting these efforts, emphasis should also be given to the ongoing training program for employees who assist, instruct and advise customers on how to use the BCN's Self-service Channels.

- BCNNet Internet Banking

Launched in July 1998 and available around the clock, seven days a week, the BCNNet Internet Banking website www.bcn.com.br is consolidating its image as an efficient remote service channel. Online innovations include CPMF checkbook delivery requests; a sign on InformEmail service for receipt of product statements; consultation of cleared checks; printing of electronic payment slips; new web servers to increase the speed of customer access; statistics on customers registered to receive the InformEmail service; the possibility of branches to consult and/or authorize commitments scheduled by customers who have not yet been authorized by BCNNet Internet Banking, as well as a search engine through which customers can easily locate BCN network branches.

- Linha Viva BCN - Customer Call Center

Launched in the second half of 1994, BCN's Live Line attends customer calls under two different systems, which are designed to provide customers with maximum convenience and support. The first is a personalized service available from 8 a.m. to 10 p.m. and the second operates via interactive voice response (URA) and is available 24 hours a day, every day of the week.

- Customer Self-Service in BCN Branches and Service Outlets

Operating through a number of different networks, including Brazil's largest ATM network, the Bradesco BDN, BCN's own network with units installed in all of its Branches and Service Outlets and the 24-Hour Bank Network, the Bank is able to offer its customers a unique self-service system, available nationwide.

Corporate Customer Service - Relationship Development

With a solid track record in serving companies of different sizes and in different industry segments, BCN is steadily increasing its operations in all corporate business fields. Operating on a segmented basis, the branch network receives full support from the Bank's management areas and is recording steady growth in its corporate customer relationships.

BCN Collection

During the half-year, 21 million notes corresponding to R$ 19 billion in business were collected from the third party collection portfolio, a growth rate of 4.3% and 16.5%, respectively, over the results for the second half of 2001.

The collection portfolio volume attained some R$ 4 billion with approximately 8 million of registered notes, exceeding second half results in 2001 by 38.9%.

BCNPag

In line with its policy for increasing customer fidelity and rationalizing its services, maximizing efficiency, automation, speed and security, BCNPag Supplier Payments recorded a significant increase in its user base, with a record of 6,816 customers served, a growth rate of 33.6% for the first six-month period.

The volume of transactions also attained a record 3.956 million commitments paid with a financial volume of R$ 18 billion, an increase of 7.7% and 15.7%, respectively, compared to the second six-month period of 2001.

New payment methods were implemented to meet customer needs following the introduction of the New Brazilian Payments System (SPB), in April 2002, such as the payment of state taxes and deployment of TED (Cleared Funds Online Transfer).

BCN Office Banking

This is a cutting-edge online banking service offered to BCN's Corporate customers which operates with efficiency, speed and security using a variety of latest generation web tools.

BCN Office Banking reached the mark of 31,404 users at June 30, 2002, with a financial volume of more than R$ 2.7 billion for the quarter, corresponding to 2.032 million transactions.

Linha Viva & BCNNet Internet Banking Empresa

The performance of these channels was also significant with 43,775 registered users in June 2002 and some 37 thousand transactions carried out during the first six-month period.

Payroll Service

Companies using BCN's payroll service, one of the Bank's most successful corporate products, ensure that their employees take advantage of the BCN Relationship Account, which offers the most comprehensive rewards program in the market. The BCN payroll service plays an increasingly important role in BCN's production strategy.

In the first six-month period, BCN provided payroll services to 1,254 companies, with a total of 80,466 salary accounts.

BCN Cheque Bom

This new service available in São Paulo was launched in May 2002 and is designed to decrease the number of defaults and costs for the handling and transport of checks. The service facilitates real time management and maximum operating speed through systems used to update and consult customer credit status.

BCN's Associated Companies Support Differentiated Services

Acquired by BCN at the end of 1998, Continental Banco S.A. is mainly focused on retail market business, especially Direct Consumer Credit (CDC) and Leasing. With a strong role in auto financing, the company has achieved a leadership position among the auto financing companies operating in Brazil, further strengthened by the recent agreements entered into with Banco Ford S.A. and the Ford Vehicle Dealership Network. At the Extraordinary General Meeting held on July 8, 2002, approval was given to change the name of Continental Banco S.A. to Banco Finasa S.A.

Another major market player, BCN Leasing Arrendamento Mercantil S.A. continued its strategy to diversify its activity segments and increase the implementation of operating agreements with Brazil's most important equipment manufacturers. As part of its plan to strengthen its market share, BCN Leasing provides the support required to meet the needs of BCN network customers throughout Brazil, including companies from various market segments. In the first half, expenditure for new business totaled R$ 255 million.

The joint venture between Banco BCN S.A. and Crédit Lyonnais Cayman Island Branch, from which CLSA-BCN Corretora de Títulos e Valores Mobiliários S.A., originated and which was in operation for 3 years, was terminated, since as part of its strategy, Banco Crédit Lyonnais Cayman Island Branch decided to terminate its activities in Latin America and the East European countries.

Continental Banco

Consolidated Balance Sheet - In millions of reais

	2001		2002	
	March	June	March	June
ASSETS				
Current Assets and Long-Term Receivables	1,600	1,746	2,876	3,092
Available Funds	-	1	1	1
Short-Term Interbank Investments	2	-	3	46
Securities	18	18	12	11
Interbank Accounts	5	-	9	11
Credit and Leasing Operations	1,388	1,530	2,615	2,816
Other Receivables and Other Assets	187	197	236	207
Permanent Assets	5	6	6	6
Total	1,605	1,752	2,882	3,098
LIABILITIES				
Current and Long-Term Liabilities	1,475	1,617	2,719	2,924
Demand and Interbank Deposits	1,262	1,408	2,490	2,636
Securities Received under Security Repurchase Agreements and Funds from the Issuance of Securities	2	4	3	13
Interbank Accounts	4	1	25	1
Borrowings and Onlendings	-	-	-	2
Financial Derivative Instruments	-	-	-	55
Other Liabilities	207	204	201	217
Deferred Income	-	-	-	3
Stockholders' Equity	130	135	163	171
Total	1,605	1,752	2,882	3,098

State of Income - In millions of reais

	2001			2002		
	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half
Income from Lending and Trading Activities	213	55	268	257	267	524
Expenses	(152)	10	(142)	(158)	(167)	(325)
Gross Profit from Financial Intermediation	61	65	126	99	100	199
Other Operating Income (Expenses), Net	(44)	(47)	(91)	(81)	(76)	(157)
Operating Income	17	18	35	18	24	42
Non-Operating Income (Expenses), Net	-	-	-	(1)	-	(1)
Income before Taxes on Income and Profit Sharing	17	18	35	17	24	41
Income Tax and Social Contribution	(6)	(6)	(12)	(6)	(9)	(15)
Employee Profit Sharing	-	(1)	(1)	-	-	-
Net Income	11	11	22	11	15	26

Continental Banco, purchased by Banco BCN in October 1998, operates through the intermediation of its sales promotion company Continental Promotora de Vendas Ltda., which is responsible for prospecting customers and preparing credit proposals. Focused on the retail market sector, it now leads the sector, operating in new and used auto financing via direct consumer credit (CDC) and leasing. In January 2002, Continental Banco S.A. acquired the credits and other rights of the Banco Ford S.A.'s CDC loan portfolio, as well as its new financing business, and at the same time, through Continental Promotora de Vendas Ltda. entered into an operating agreement for the deployment of financing products to be commercialized in the Ford Dealership Network

Continental operates in this segment through more than 10,800 outlets distributed nationwide and can also be found on the Internet at the following address: http://www.continentalbanco.com.br. Services are also provided at 1,295 stores specialized in the sale of furniture, home decor, mobile telephony and IT related equipment. A number of different instruments are used to fuel its financial market headway, including: credit simulation calculators, prize-winning loans, Smart Club and similar fidelity building programs and other related products, such as Savings Bonds and Insurance, as well as quick and efficient credit approval process.

Continental Promotora de Vendas opened a new branch in Aracaju - SE during the half year and now has 40 branches installed in all of Brazil's core cities.

Customers served at Continental Banco during the period totaled some 712 thousand.

Performance

Income and Stockholders' Equity

Net income for the first six months was R$ 26 million, a growth rate of 19.9% over the same period in 2001, corresponding to an annualized return of 33.2% on Stockholders' Equity of R$ 171 million.

Assets

Total Assets attained R$ 3.1 billion, a 76.8% growth rate compared to the results at June 30, 2001. The CDC portfolio totaled R$ 2.8 billion, an increase of 118%, including the credits acquired and new business generated as a result of the agreement entered into with Ford during the period.

Banco Mercantil de São Paulo

Consolidated Balance Sheet - In millions of reais

	2002	
	March	June
ASSETS		
Current Assets and Long-Term Receivables	6,958	7,183
Available Funds	72	68
Short-Term Interbank Investments	830	650
Securities	873	876
Interbank and Interdepartmental Accounts	566	553
Credit and Leasing Operations	3,252	3,376
Other Receivables and Other Assets	1,365	1,660
Permanent Assets	805	539
Total	7,763	7,722
LIABILITIES		
Current and Long-Term Liabilities	6,974	6,956
Demand and Interbank Deposits	3,690	4.162
Savings Account Deposits	535	542
Securities Received under Security Repurchase Agreements and Funds from the Issuance of Securities	1,286	945
Interbank and Interdepartmental Accounts	220	264
Borrowings and Onlendings	697	568
Financial Derivative Instruments	–	9
Other Liabilities	546	466
Deferred Income	1	1
Minority Interests	53	53
Stockholders' Equity	735	712
Total	7,763	7,722

Statement of Income - In millions of reais

	2nd Qtr. 2002
ASSETS	
Income from Lending and Trading Activities	716
Expenses	(643)
Gross Profit from Financial Intermediation	73
Other Operating Income (Expenses), Net	(140)
Operating Income	(67)
Non-Operating Income (Expenses), Net	24
Income before Taxes on Income and Profit Sharing	(43)
Income Tax and Social Contribution	44
Employee Profit Sharing	(1)
Total	0

Integrated to the Bradesco's Group since the 1st half of 2002, Banco Mercantil de São Paulo S.A., under its new management, resumed the strategy designed to grow its operations, personalize its customer service and intensify its partner relationships. As a result, the Bank's capacity to deliver increasingly comprehensive and specialized services was maintained and extended to an even wider public through the Bradesco Customer Service Network.

Performance/Achievements in the First Half of 2002

Branches and Services

At the end of the first six-month period of 2002, the Bank's nationwide network was formed by 219 branches strategically distributed. The 407 thousand individual and corporate checking account holders can use 188 Banking Service Outlets and 9 Consumer Credit Shops. The Self-service Network operates with 750 terminals installed in the Bank's own Branches and Banking Service Posts, and also through the 24Hour Bank Network with its 2,176 Service Outlets, 20,555 Shared Network units and some 9,500 BDN Network terminals.

The Bank's overseas branches in New York, London and Grand Cayman and an affiliated Bank in Luxembourg maintained their typical international financial market activities, focusing particularly on foreign trade financing.

The Brazilian Payments System (SBP)

Banco Mercantil de São Paulo S.A. has been preparing its systems since 2000 for the changes which took place from April 22, 2002 and will continue to take place in the way of individual and corporate customers handle their banking business. The Bank made investments of more than R$ 14 million in improvements designed to boost the speed and security of customer transactions. As well as improving its internal systems, a special training and communications program was developed for the Bank's Branch Network and Telefinasa customer service teams and employees in general, as well as the dissemination of information necessary to continue training through the Banks Intranet.

Further details on the new payments system can be obtained at the Bank's website - http://www.finasa.com.br through the exclusive e-mail address - spb@finasa.com.br; and from the toll-free help line 0800 701 18 44.

As part of its strategy to anticipate trends and meet customers' needs, the Bank has developed a number of products and services which facilitate the control and management of the changes introduced by SPB implementation. For example:

- Cash Management Finasa;
- Caixa Único Finasa;
- Novo Módulo de Pagamentos Finasa;
- Caixa Postal Finasa; and
- Cartão Finasa Visa Electron Business.

Products

Finasa Credit Cards

The special treatment given by Banco Mercantil de São Paulo S.A. to this product produced sales in the first six months of the year of 43.7 thousand cards in a total portfolio of 215.6 thousand units (85% under the Visa banner and 15% under the MasterCard banner), corresponding to an increase of 29%, compared to sales for the first half of 2001. Revenues also increased by 4% during the half-year compared to the same prior-year period and totaled R$ 116.7 million.

New Management Approach Regarding Branch Revenue

New sales actions and tools are also being developed to stimulate and facilitate increases in the Bank's customer base and consumption of products and services per customer by the branches.

As a result, the Bank's network offers cutting-edge banking technology facilitating the opening of accounts at banking posts (PABs), as well as appropriate support for mass account openings, facilitating the day-to-day activities of the branches and in turn customer service quality.

Self-service Channels

• Telefinasa: seeking excellence in customer service, the Finasa call-center received 1,839 thousand interactive voice response calls (URA) during the period, with a total 2,059 thousand transactions and consultations.

• Finasa Internet Banking: Finasa Internet Banking for Individuals Customers was launched in August 2001, and has 21.7 thousand registered accounts, corresponding to a 6.2% share of the account base for the period.

• Relationship Accounts: at the end of the period, Banco Mercantil de São Paulo S.A. had served 335 thousand individual checking account holders, corresponding to 348 thousand accounts. 33.53% of all individual customer checking accounts were Special Check accounts with authorized overdraft facilities. 26.2 thousand were opened during the period.

At June 30, 2002, the corporate customer portfolio had 71.8 thousand checking account customers, corresponding to 94.9 thousand accounts. Of these, 6.6 thousand were opened during the first half of 2002.

The Traditional and Mobile Savings Portfolio registered a record of 107.4 thousand accounts up to June 30, 2002.

The Finasa Easy Account service package (Conta Fácil Finasa) giving priority to customer relationships and offering a range of differentiated and competitive products had 184.7 thousand registered customers at June 30, 2002, and the Progressive Scale Advantages Relationship account (Vantagens Progressivas) had a total of 20.3 thousand customers enjoying the system's excellent benefits.

Finasa: Top-of-Mind Brand Awareness

Market studies carried out in the financing segment revealed high memory recall levels for the Finasa brand, prompting the Bradesco Organization to developing a specific plan for integrating all of its finance companies.

The intention is to group together all the financing activities carried out by Mercantil de São Paulo, Bradesco and the other recently acquired banks under a single Finasa brand.

Accordingly, a specific administrative and sales structure is now at the final development stage and will soon come into operation in the vehicle resales area and in shops and stores all over the country. The start-up of operations in the new company Finasa Promotora de Vendas is forecast for the second half of this year.

Bradesco Products: Aggregating to Increase Benefits for Customers

Banco Mercantil de São Paulo is aggregating its personalized products and customer service with the facilities and other services offered by Banco Bradesco.

As a result, customers now have access to the market's most complete self-service network: as well as the self-service network of Mercantil de São Paulo and the 24Hour Bank kiosks, customers also have access to the extensive BDN Bradesco Day and Night ATM network.

The Bank's acquisition has stimulated its entry into new activity areas, such as savings bonds, which will undoubtedly boost its customer fidelity building program and increase branch revenue.

In May, the Bank's branches commenced the sale of a new savings bond from the Pé Quente Verde Amarelo which has a 60-month term and, based on its success and excellent returns, other new products, such as the Easy Fly (Voe Fácil) awards program, which is specifically targeted to Finasa Card holders, are now under analysis, as well as other differentiated alternatives for each of the Bank's customer service channels: Telefinasa, Banking Service Posts and Finasa Internet Banking.

The Bank's corporate and individual customers in the health insurance area now have access to all Bradesco Saúde products.

The options available to customers in the private pension plan area have also been extended to include Bradesco Vida e Previdência. Initially, five products are being sold, meeting the needs of the Bank's different customer profiles.

There are two PGBL (PGBL Proteção Familiar and Prev Jovem PGBL) plans, one of which specifically targets the younger public, the VGBL (VGBL Proteção Familiar) plan, a conventional plan with special features (Conta Vip de Rendas Programadas) and a Redeemable Family Coverage (Cobertura Familiar Resgatável) plan.

These are just a few of the many improvements made to the exceptional service already received by the customers of Banco Mercantil de São Paulo, maintaining the Bank's capacity to provide increasingly comprehensive and specialized services and increasing the range of its activities throughout Brazil.

Bradesco S.A. - Corretora de Títulos e Valores Mobiliários

Balance Sheet - In millions of reais

	2001		2002	
	March	June	March	June
ASSETS				
Current Assets and Long-Term Receivables	169	160	119	140
Short-Term Interbank Investments and Securities	59	58	68	69
Other Receivables and Other Assets	110	102	51	71
Permanent Assets	19	19	18	17
Total	188	179	137	157
LIABILITES				
Current and Long-Term Liabilites	126	114	60	80
Other Liabilites	126	114	60	80
Stockholders' Equity	62	65	77	77
Total	188	179	137	157

State of Income - In millions of reais

	2001			2002		
	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half
Income from Lending and Trading Activities	1	-	1	3	3	6
Gross Profit from Financial Intermediation	1	-	1	3	3	6
Other Operating Income (Expenses), Net	4	3	7	2	(1)	1
Operating Income	5	3	8	5	2	7
Non-Operating Income (Expenses), Net	-	(1)	(1)	-	-	-
Income before Taxes on Income and Profit Sharing	5	2	7	5	2	7
Income Tax and Social Contribution	(2)	-	(2)	(2)	(1)	(3)
Net Income	3	2	5	3	1	4

Bradesco Corretora closed the first half of 2002 maintaining its outstanding position in the Capital Market.

We present below a summary of the main activities for the six-month period:

Bradesco Corretora was placed 2nd in the half-year ranking of the Mercantile and Futures Exchange (BM&F), with 5.5 million contracts negotiated for a financial volume of R$ 590.2 billion. The consolidation of the company's position in this market is a result of its policy to attract important customers, particularly treasury operations at Brazil's major banks. As part of its effort to expand activities in the agricultural area, Bradesco Corretora continued its scheduled visits program in 2002. The company also hosted visits from farmers, teachers, important opinion-makers and brokers from the physical commodities market. This expansion policy is designed to disseminate the futures market and increase transactions.
Bradesco Corretora ended the first half of 2002 among the 10 most important brokerage firms operating in the São Paulo Stock Exchange (Bovespa). During the period services were provided to 29,826 investors and 80,466 buy and sell orders were carried out for a total financial volume of R$ 4.5 billion.

Online web trading totaled 44,229 orders with a volume of R$ 238.6 million, representing 7.1% of all Home-Broker operations carried out in Bovespa. The customer base increased by 24.8% with more than 2,348 new customers registered for the first half of 2002 and more than 9,309 e-mails received.

As a result of its important role in Public Offerings of Share Purchases, Special Operations, Stock Swapping Auctions and Privatization Auctions, Bradesco Corretora continued in its important market position, with financial volume of R$ 217.4 million for the six-month period.

Net income recorded for the period totaled R$ 4.3 million.

Stockholders' equity at the end of the first half grew to R$ 76.7 million, corresponding to 48.8% of total assets, which amounted to R$ 157 million.

Information - Trading at BM&F and BOVESPA

	2001			2002		
	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half
BM&F						
Ranking	1st	1st	1st	1st	6th	2nd
Contracts Traded (million)	9.2	5.3	14.5	3.5	2.0	5.5
Financial Volume (in billions of reais)	941.8	707.0	1,648.8	387.9	202.3	590.2
Stock Exchange						
Ranking	5th	10th	10th	7th	10th	9th
Number of Investors	24,946	16,550	41,496	16,172	17,164	29,826
Number of Orders Executed	45,264	41,768	87,032	38,604	41,862	80,466
Volume Traded (in billions of reais)	2.8	2.4	5.2	2.5	2.0	4.5
Home Broker						
Registered Customers	7,384	8,061	8,061	11,091	11,821	11,821
Orders Executed	21,635	21,044	42,679	21,993	22,236	44,229
Volume Traded (in millions of reais)	87.1	84.7	171.8	128.4	110.2	238.6

Bradesco Securities, Inc.

Balance Sheet - In thousands of reais

	2001		2002	
	March	June	March	June
ASSETS				
Current Assets and Long-Term Receivables	3,946	3,776	2,887	3,150
Available Funds	696	381	467	568
Securities	3,250	3,382	2,405	2,564
Other Receivables and Other Assets	–	13	15	18
Permanent Assets	143	150	124	138
Total	4,089	3,926	3,011	3,288
LIABILITIES				
Current and Long-Term Liabilities	187	63	62	61
Other Liabilities	187	63	62	61
Stockholders' Equity	3,902	3,863	2,949	3,227
Total	4,089	3,926	3,011	3,288

Statement of Income - In thousands of reais

	2001			2002		
	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half
Income from Lending and Trading Activities	55	47	102	22	26	48
Gross Profit from Financial Intermediation	55	47	102	22	26	48
Other Operating Income (Expenses), Net	(367)	(366)	(733)	(313)	(475)	(788)
Operating Income	(312)	(319)	(631)	(291)	(449)	(740)
Income before Taxes on Income and Profit Sharing	(312)	(319)	(631)	(291)	(449)	(740)
Loss	(312)	(319)	(631)	(291)	(449)	(740)

Bradesco Securities, Inc., a wholly owned subsidiary of Bradesco, operates as a broker dealer in the United States. The company's activities are focused on the intermediation of share purchases and sales, with emphasis on ADR operations. It is also authorized to operate, among others, with Bonds, Commercial Paper and Certificates of Deposit and to provide Investment Advisory services. This Bradesco initiative was motivated by more than 80 programs involving ADRs of Brazilian companies traded in New York and by the growing interest of foreign investors in the emerging markets and is designed to offer support for global economy investors who invest part of this flow in countries such as Brazil.

Leasing[1]

Balance Sheet - In millions of reais

	2001		2002	
	March	June	March	June
ASSETS				
Current Assets and Long-Term Receivables	1,867	1,846	2,532	2,800
Available Funds	7	8	2	9
Short-Term Interbank Investments	-	-	668	806
Securities	18	18	18	34
Credit and Leasing Operations	1,539	1,541	1,515	1,606
Other Receivables and Other Assets	303	279	329	345
Permanent Assets	12	11	48	44
Total	1,879	1,857	2,580	2,844
LIABILITIES				
Current and Long-Term Liabilitites	1,214	1,173	1,700	1,904
Demand, Time and Interbank Deposits	582	534	265	356
Securities Received under Security Repurchase Agreements and Funds Received from Issuance of Securities	-	-	97	144
Borrowings and Onlendings	192	202	244	330
Other Liabilities	440	437	1,094	1,074
Stockholders' Equity	665	684	880	940
Total	1,879	1,857	2,580	2,844

Statement of Income - In millions of reais

	2001			2002		
	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half
Income from Lending and Trading Activities	70	84	154	100	173	273
Expenses	(55)	(42)	(97)	(52)	(173)	(225)
Gross Profit from Financial Intermediation	15	42	57	48	-	48
Other Operating Income (Expenses), Net	(13)	(5)	(18)	(11)	(7)	(18)
Operating Income	2	37	39	37	(7)	30
Non-Operating Income	11	7	18	3	3	6
Income Before Taxes on Income and Profit Sharing	13	44	57	40	(4)	36
Income Tax and Social Contribution	(4)	(13)	(17)	(13)	(1)	(14)
Net Income	9	31	40	27	(5)	22

(1) Includes: Bradesco Leasing, BCN Leasing, Boavista S.A. Arrendamento Mercantil, Finasa Leasing, Potenza Leasing and Bancocidade Leasing.

Bradesco's leasing operations are carried out through its subsidiaries Bradesco Leasing S.A. Arrendamento Mercantil, BCN Leasing Arrendamento Mercantil S.A., Continental Banco S.A. Arrendamento Mercantil, Boavista S.A. Arrendamento Mercantil, Finasa Leasing Arrendamento Mercantil S.A., Bancocidade Arrendamento Mercantil S.A. and Potenza Leasing S.A. Arrendamento Mercantil.

At June 30, 2002, Bradesco's leasing operations totaled R$ 1,897 million (present value), with 73,855 contracts.

In accordance with the Brazilian Association of Leasing Companies (ABEL), Bradesco is one of the leaders in the national ranking of leasing companies, with a 18.6% market share (May/2002).

Bradesco leases different types of assets, including light vehicles (cars) and heavy vehicles (busses and trucks), airplanes, machinery, equipment and computers.

The following pie graph presents the composition of Bradesco's consolidated leasing portfolio by types of asset.

Portfolio by Types of Asset at June 30, 2002


(%)
Machinery and Equipment
23.6
Computers
12.5
Other
3.9
Vehicles
60.0



8

Insurance, Private Pension Plans and Savings Bonds

Insurance[1]

Balance Sheet - In millions of reais

	2001		2002	
	March	June	March	June
ASSETS				
Current and Long-term Assets	2,916	3,122	3,052	3,237
Securities	1,417	1,408	1,589	1,512
Insurance Transactions and Other Accounts Receivable	1,499	1,714	1,463	1,725
Permanent Assets	1,849	1,982	1,986	2,084
Total	4,765	5,104	5,038	5,321
LIABILITIES				
Current and Long-term Liabilities	1,268	1,367	1,345	1,582
Tax and Social Security Contributions	418	485	463	528
Insurance-related Payables	222	286	188	258
Other Liabilities	628	596	694	796
Technical Reserves	1,419	1,516	1,353	1,478
Minority Interest	129	85	40	85
Stockholders' Equity of the Parent Company	1,949	2,136	2,300	2,176
Total	4,765	5,104	5,038	5,321

Statement of Income - In millions of reais

	2001			2002		
	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half
Earned Premiums	1,006	1,098	2,104	1,156	1,263	2,419
Retained Claims	(713)	(818)	(1,531)	(861)	(918)	(1,779)
Selling Expenses	(146)	(144)	(290)	(131)	(144)	(275)
Other Operating Income (Expenses)	4	12	16	1	(6)	(5)
Contribution Margin	151	148	299	165	195	360
Administrative Costs	(122)	(140)	(262)	(136)	(168)	(304)
Taxes	(19)	(18)	(37)	(18)	(10)	(28)
Financial Results	53	74	127	85	71	156
Operating Income	63	64	127	96	88	184
Non-operating Income	(23)	(6)	(29)	(23)	(8)	(31)
Results on Investments in Subsidiary and Associated Companies	104	137	241	125	115	240
Profit Sharing	(4)	(2)	(6)	(2)	(3)	(5)
Minority Interest	(4)	-	(4)	-	(5)	(5)
Income Before Income Tax and Social Contribution	136	193	329	196	187	383
Income Tax and Social Contribution	(7)	2	(5)	(27)	(11)	(38)
Net Income	129	195	324	169	176	345

N.B.: Includes insurance premiums issued by Bradesco Previdência e Seguros S.A. (with VGBL).

(1) Includes: Bradesco Seguros, Indiana Seguros, Bradesco Saude, União Novo Hamburgo de Seguros, Finasa Seguradora S.A. (from 1st Half/2002) and Universal Companhia de Seguros Gerais (from 1st Half/2002).

Performance Ratios (annualized)

	%			
	2001		2002	
	March	June	March	June
Claims Ratio (1)	70.9	72.8	71.8	70.9
Selling Ratio (2)	14.5	13.8	11.4	11.4
Combined Ratio (3)	99.0	100.0	99.0	98.8
Expanded Combined Ratio (4)	94.1	94.3	92.2	92.8
Administrative Expenses Ratio (5)	12.1	12.5	11.7	12.6

(1) Retained Claims (from 2002, excluding withdrawals on life insurance)/Earned Premiums
(2) Selling Expenses/Earned Premiums
(3) (Retained Claims + Selling Expenses + Administrative Costs + Taxes + Other Operating Expenses)/Earned Premiums
(4) (Retained Claims + Selling Expenses + Administrative Costs + Taxes + Other Operating Expenses)/(Earned Premiums + Financial Result on Earned Premiums)
(5) Administrative Expenses/Earned Premiums

The company's stable performance in comparison to the prior period, with a trend for improvement, demonstrates that Bradesco Seguros is using an appropriate pricing policy and consistent risk acceptance criteria. The claims ratio fell by 1.9 percentage points and the selling index by 2.4 percent compared to the same period in 2001.

Insurance Premiuns - Market Share (%)


Unibanco
6.4
AGF
3.9
Itaú
6.9
Porto Seguro
7.2
Other
36.6
Sul América
17.7
Bradesco
21.3
Source: SUSEP and ANS - May/2002

The company's continued use of a more appropriate auto portfolio pricing policy and stricter risk acceptance criteria in the automotive and basic insurance line portfolios maintained the claims ratios at satisfactory levels.

Growth in Technical Reserves - In million of reais


763
1,156
1,354
1,369
1,395
1,478
1997
1998
1999
2000
2001
1st Half/2002

Growth in Technical Reserve Guaranteeing Assets - In millions of reais


1,050
1,169
1,544
1,497
1,502
1,656
1997
1998
1999
2000
2001
1st Half/2002

Earned Premiuns by Insurance Line - In millions of reais

Insurance	Accumulated 2001 1st Qtr.	2nd Qtr.	1st Half	2002 1st Qtr.	2nd Qtr.	1st Half
Health	460	529	989	557	582	1,139
Auto/RCF	263	277	540	274	313	587
Life/AP/VGBL	161	230	391	223	255	478
Housing	4	7	11	6	6	12
Transport	23	30	53	22	24	46
Property Risks	44	18	62	32	49	81
DPVAT	41	6	47	36	25	61
Other Lines	10	1	11	6	9	15
Total	1,006	1,098	2,104	1,156	1,263	2,419

Earned Premiuns by Insurance Line - Accumulated - June/2002 (%)


Insurance
Health
47.0
47.1
Auto/RCF
25.7
24.3
Life/AP/VGBL
18.6
19.8
Housing
0.5
0.5
Transports
2.5
1.9
Property Risks
2.9
3.3
DPVAT
2.2
2.5
Other Lines
0.6
0.6
2001
2002

Total Claims Ratio - % (prior 12 Months) - Average


70.8
71.0
71.6
71.9
71.6
72.9
72.7
73.0
73.2
72.9
72.9
72.6
Jul/01
Aug/01
Sept/01
Oct/01
Nov/01
Dec/01
Jan/02
Feb/02
Mar/02
Apr/02
May/02
Jun/02

Number of Policyholders - Thousands


2,313
2,347
2,318
2,325
Health and Dental
4,558
4,558
4,583
4,533
Life/AP
880
922
897
1,003
Auto/RCF
422
450
610
600
Property
8,173
8,277
8,408
8,461
Total
March/2001
June/2001
March/2002
June/2002

Bradesco Insurance Group June/2002


Policyholders: > 8,461,000
Brokers: > 23,000
Employees: 5,807
Branches and Offices: 343
Doctors, Hospitals and Clinics: 38,548
Dentists: 10,004

Bradesco Saúde maintained the leadership of its market segment, particularly in the business insurance industry. Brazilian consumers are increasingly looking to Health and Dental Insurance as the best alternatives for their healthcare and dental treatment needs. Bradesco Saúde has more than 2.3 million policyholders.

The increasing numbers of beneficiaries employed by micro, small and even large-sized corporations that have contracted Bradesco Saúde demonstrates the company's high level of expertise and personalization in Business Insurance services, a distinct advantage in the Health Insurance market.

Approximately 13,000 companies in Brazil have acquired Bradesco Health Insurance. From the 100 largest companies in Brazil, 35 are Bradesco clients in the Health and Dental Health lines and of the country's 10 largest companies, 60% are Bradesco Saúde clients.

Emphasis should also be given to the practical nature of the Bradesco Saúde Portal (http://www.bradescosaude.com.br), which, in addition to information on available products, also offers various types of services to policyholders, prospects and brokers.

The number of policyholders and the growth in sales verified in the Life and Personal Accident lines, compared to the same period in 2001, confirms Bradesco Seguros' unquestionable leadership of these lines. The company's ongoing investments in the training of its distributors were undoubtedly an important factor in the achievement of these results.

The Automotive and RCF (Optional Third Party Liability) line posted a growth in the number of vehicles insured and the technically correct pricing policy and use of stricter risk acceptance criteria were maintained.

In the Basic Insurance Line area, we maintained our leadership position in the Brazilian market, with a substantial share in the insurance-related business of the majority of the country's 100 largest companies.

In the mass market insurance segment, our company recorded a significant evolution in the number of policies, with Bradesco Seguros e Residencial Simplificado (Bradesco Simplified Residential Insurance) as our leading sales product.

Finally, we stress that our business portfolio has increased without jeopardizing our results policy, as a result of the use of strict risk acceptance criteria and the preparation of appropriate technical specifications consistent with market needs.

Awards

1. The Bradesco Seguros website won three prizes at the iBEST 2002 awards - Brazil's equivalent to the internet *Oscar*. In the "Insurance Companies" category, it was twice victorious, voted best site by Popular vote and by the iBEST Academy vote. In the "Revelation" category it was the most voted site by Popular vote.

2. Insurance Market award in the category "Excelência em Prêmios Totais" (Seguro Total magazine and All Time Editora e Eventos) for economic and financial performance, outstanding initiatives focusing consumers and improved products and services.

3. Distinction in the Insurance Company category (ANSP) for the case "Natal Bradesco Seguros 2001".

4. Top of Marketing (ADVB) for the case "Natal Bradesco Seguros 2001".

Private Pension Plans

Balance Sheet - In millions of reais

	2001		2002	
	March	June	March	June
ASSETS				
Current and Long-term Assets	8,524	9,228	12,866	13,655
Avaiable Funds	11	11	19	32
Short-term Interbank Investments	15	15	16	17
Securities	8,242	9,023	12,453	13,231
Insurance Operations and Other Accounts Receivable	256	179	378	375
Permanent Assets	937	929	301	315
Total	9,461	10,157	13,167	13,970
LIABILITIES				
Current and Long-term Liabilities	418	401	686	635
Tax and Social Security Contributions	174	203	190	285
Commited Technical Reserves	35	38	247	183
Operating Liabilities for Insurance and Private Pension Plans	85	95	92	73
Other Liabilities	124	65	157	94
Technical Reserves	8,244	8,887	11,435	12,158
Stockholders' Equity	799	869	1,046	1,177
Total	9,461	10,157	13,167	13,970

Statement of Income - In millions of reais

	2001			2002		
	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half
Retained Premiums	22	33	55	222	572	794
Variation in Premiun Reserves	1	(2)	(1)	(10)	(354)	(364)
Earned Premiuns	23	31	54	212	218	430
Retained Claims	(10)	(15)	(25)	(120)	(108)	(228)
Selling Expenses - Insurance	(3)	(12)	(15)	(46)	(49)	(95)
Other Operating Income (Expenses)	12	13	25	19	17	36
Income from Net Contributions	269	347	616	298	389	687
Expenses with Benefits/Matured Plans	(277)	(353)	(630)	(349)	(344)	(693)
Selling expenses - Pension Plans	(29)	(27)	(56)	(30)	(23)	(53)
Administrative Expenses	(31)	(35)	(66)	(43)	(47)	(90)
Tax Expenses	(4)	(4)	(8)	(5)	(8)	(13)
Financial Income	323	400	723	475	360	835
Financial Expenses	(208)	(286)	(494)	(274)	(254)	(528)
Equity Income and Expenses	1	2	3	3	2	5
Non-operating Income (loss)	36	31	67	(1)	(2)	(3)
Income before Taxes and Profit Sharing	102	92	194	139	151	290
Taxes and Profit Sharing	(33)	(27)	(60)	(46)	(45)	(91)
Net Income	69	65	134	93	106	199

Income from Plans - Market Share (%)


Other
27.7
Caixa Vida e Previdência
3.6
Unibanco AIG Prever
8.0
ItaúPrev
9.9
BrasilPrev
12.0
Bradesco Vida e Previdência
38.8
Source: ANAPP - National Private Pension Plan Associate
Data accumulated up to 30/06/2002

Since its foundation in 1981, Bradesco Vida e Previdência has recorded consistently high levels of growth, confirming its leadership of a sector which, from the early nineties, has shown considerable potential for expansion.

Income from its private pension plans has grown some 50% per year over the last five years, enabling the company to maintain its leadership position with 38.8% of the market, the result of a sound product development policy structured around innovative and flexible options.

Products bearing the Bradesco Vida e Previdência hallmark reflect the company's efforts to remain ahead of its time, sensitive to future trends.

Growth in Technical Reserves - In millions of reais


2,607
3,618
5,459
7,829
11,107
12,006
1997
1998
1999
2000
2001
1st Half/2002

Providing a safe option for both participants and beneficiaries, Bradesco Vida e Previdência has recorded increasing growth in the volume of its Technical Reserves. In the first six-month period of 2002, Technical Reserves presented an increase of 8.1% over the same period in 2001, highlighting the company's capacity to meet the commitments assumed.

Bradesco Vida e Previdência's unquestionable commitment to providing a care-free future for its participants has ensured its ranking as Brazil's largest listed private pension plan company.

Guaranteeing Assets - Market Share (%)


Other
18.9
ItaúPrev
6.9
Caixa Vida e Previdência
5.1
Unibanco AIG Prever
6.7
BrasilPrev
11.2
Bradesco Vida e Previdência
51.2

Source: ANAPP - National Private Pension Plan Association
Data accumulated up to 30/06/2002

Reflecting the growth in income from private pension plans, Bradesco Previdência closed the period with a high level of capitalization. The investment portfolio presents an ongoing evolution of amounts and results, well above the required volume of Technical Reserves.

The company's success and commitment to the implementation of its policies are confirmed by its 51.2% share of this segment, one of most important market indicators.

Growth in Guaranteeing Assets - In millions of reais


13,302
12,526
9,097
6,683
4,207
3,344
1997
1998
1999
2000
2001
1st Half/2002

Increase in number of Participants - Thousands


1,160
1,101
928
657
525
403
1997
1998
1999
2000
2001
1st Half/2002

During the first six months of 2002, Bradesco Vida e Previdência signed new contracts for individual and company plans, which accounted for a 5.4% growth rate in the number of participants compared to the performance recorded for the same period in 2001. Total plan participants surpassed the 1.160 million mark.

VGBL Bradesco: a success since its lauching

In the first quarter of 2002, Bradesco Vida e Previdência commenced the sale of its tax-assisted savings and Individuals' life insurance plan, the VGBL - Vida Gerador de Benefício Livre. From the date it was launched, this plan has occupied an important position in the company's product portfolio as a result of its enormous growth potential. The product's estimated market potential for the next five years is approximately R$ 15 billion in assets for a target public of 20 million participants.

Since it has the same features as PGBL and differs only in respect of its tax treatment, the information presented above also includes the amounts relating to VGBL.

Savings Bonds[2]

ISO 9002

Balance Sheet - In millions of reais

	2001		2002	
	March	June	March	June
ASSETS				
Current and Long-term Receivables	1,151	1,247	1,563	1,532
Securities	1,109	1,175	1,479	1,446
Accounts Receivable and Other Accounts Receivables	42	72	84	86
Permanent Assets	515	502	305	366
Total	1,666	1,749	1,868	1,898
LIABILITIES				
Current and Long-term Liabilities	141	165	165	215
Tax and Social Security Contributions	134	161	155	169
Other Liabilities	7	4	10	46
Technical Reserves	1,246	1,285	1,337	1,365
Stockholders' Equity	279	299	366	318
Total	1,666	1,749	1,868	1,898

Statement of Income - In millions of reais

	2001			2002		
	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half
Income from Saving Bonds	180	305	485	192	230	422
Variation in Technical Reserves	(58)	(39)	(97)	1	(30)	(29)
Redemption of Bonds	(111)	(253)	(364)	(181)	(191)	(372)
Bonds Redeemed	(98)	(244)	(342)	(166)	(184)	(350)
Winning Bonds	(13)	(9)	(22)	(15)	(7)	(22)
Financial Income	25	64	89	55	56	111
Administrative Expenses	(15)	(15)	(30)	(16)	(18)	(34)
Equity Results	18	5	23	11	16	27
Non-operating Income	12	6	18	-	-	-
Income Before Taxes and Profit Sharing	51	73	124	62	63	125
Income Tax and Social Contribution	(11)	(22)	(33)	(17)	(15)	(32)
Net Income	40	51	91	45	48	93

(2) Includes: Bradesco Capitalização and Atlântica Capitalização (formerly BCN Capitalização).

Bradesco Capitalização has sustained its growth rates as a result of its transparent operating policy, which is focused on deploying products in line with potential consumer demand and, as a result, has consolidated its leadership position in the savings bond market.

The company's significant performance was also based on the success of the "Pé Quente" (Lucky Bond) savings bond series, which marked the beginning of a new phase, bringing the company closer to the general public through the creation of specific products in line with their different profiles and which fit into the family budget.

Bradesco Capitalização is the first private savings bond company in Brazil to receive ISO9002 accreditation from Fundação Vanzolini. This Certificate attests to the management quality of Bradesco's savings bonds and confirms the principles on which their creation was based: good products, good services and continuous growth.

Plans maturing during the period increased the number of redemptions recorded.

Income from Plans - Market Share (%)


Bradesco Capitalização
17.4
Brasilcap
22.0
Itaú Capitalização
13.8
Other
17.6
Sul América Capitalização
5.7
Icatu Capitalização
12.3
Federal Capitalização
11.2
Source: SUSEP - May/2002

Technical Reserves - Market Share (%)


Brasilcap
20.4
Bradesco Capitalização
20.9
Liderança Capitalização
5.2
Itaú Capitalização
13.1
Icatu Capitalização
13.7
Federal Capitalização
13.0
Other
13.7
Source: SUSEP - May/2002

Growth in Technical Reserves - In millions of reais


516
487
762
1,126
1,336
1,365
1997
1998
1999
2000
2001
1st Half/2002

With its fast-growing volume of technical reserves, Bradesco Capitalização is consolidating its market leadership achieved in January 2001. At present, the company has a 20.9% market share of the total volume of technical reserves and in the first half of 2002 presented a growth rate of 6.1% as compared to the same period in 2001. This result conveys confidence and highlights the company's capacity to honor commitments assumed with its customers.

Growth in Technical Reserves Guaranteeing Assets - In millions of reais


611
489
905
1,183
1,458
1,460
1997
1998
1999
2000
2001
1st Half/2002

Number of Customers - Thousands


1,592
1,693
1,927
2,097
March/2001
June/2001
March/2002
June/2002

Number of Savings Bonds - Thousands


4,743
4,962
5,741
6,049
March/2001
June/2001
March/2002
June/2002

Based on its fidelity building policy, focused on customer service quality and the ongoing supply of differentiated products, Bradesco Capitalização achieved important results in the portfolio of outstanding savings bonds and its customer base volume. As a result of this strategy, the number of customers increased by 23.8% in the first six months of 2002 compared with the same period in 2001, exceeding the mark of 2 million customers. The outstanding savings bond portfolio also presented a significant growth rate of some 21.9%, over the same period in 2001, attaining a total of 6 million bonds.

Awards

In the first half of 2002, Bradesco Capitalização received two important awards from entities specialized in recognizing successful initiatives:

01. Insurance and Risk Trophy - ANSP 2002 Award - Savings Bond Category; and

02. Insurance Market Award 2002 (Seguro Total magazine) - Best market companies.

Social Activities

9

Bradesco Foundation - The Bradesco Organization's Social Arm

Background

The Bradesco Foundation, a non-profit entity headquartered in Cidade de Deus, Osasco (SP), was founded in 1956 and declared to be of 'Public Utility' by Decree 86,238 on July 30, 1981.

Convinced that education lies at the basis of equal opportunity and self-fulfillment on both a personal and collective basis, the Foundation maintains 38 schools to date, installed primarily in regions which are both socially and economically deprived, in 25 of Brazil's 26 states and in the Federal District.

Objectives and Goals

A pioneer in privately funded social investment, the Bradesco Foundation's chief mission is to provide formal and quality education for children, teenagers and adults prompting self-fulfillment through their careers and effective participation as community dwellers.

Extending the range of these activities year by year, Bradesco has increased the number of students attending its Foundation schools from 13,080 to 102,762 over the last 22 years. The Foundation offers free schooling at infant, junior and middle school levels, as well as basic professional and technical education in areas which include IT, electronics, management, farming and husbandry. Youth and Adult education is also available through distance learning courses.

Significant Events

Construction of the **Bradesco Foundation's 39th school** is now underway in the city of Boa Vista, Roraima. The school will have modern facilities and the capacity to receive more than 1,200 students as from 2003.

The Public TV Network is currently broadcasting a new Rá Tim Bum series, "**Ilha Rá Tim Bum**" (Rá Tim Bum Island). The result of a co-production between Bradesco Foundation and Fundação Padre Anchieta - TV Cultura, this all-time favorite children's program is alternative quality entertainment option for the infant and juvenile segment.

Awards

Leading the ranking of Brazil's 400 Largest Philanthropic Entities according to **Guia da Filantropia** published by Kanitz & Associados, the Bradesco Foundation was once again amongst the winners of the **Prêmio Bem Eficiente** ('Very Efficient' Award) given to the 50 Best Managed Philanthropic Entities in Brazil. Nominated together with 351 other institutions, the Foundation's activities received recognition based on criteria which measured efficiency in organization, finance, operations, transparency and social impact.

The Bradesco Foundation was commended for its educational efforts by the Marília City Council who offered their **Official Congratulations** for "the outstanding services provided in the social area to the community of Marília, and whose advanced technology and highly qualified personnel are an example of best educational management practice, focusing permanently on qualifying its students for future job opportunities, as well as on the ethical and citizenship values which have earned the Institution such excellent repute."

The Foundation's School in Rio de Janeiro received the **Prêmio Geração Capaz** (Capable Generation Award) given by CIEE (Center for Company-School Integration) in the Best Educational Institution category for its teaching activities focusing on the insertion of young people into the employment market. Developed by CIEE-Rio, the Capable Generation program is designed to train socially and economically active citizens, as well as to stimulate community action in the partner companies and educational institutions, such as Bradesco Foundation, which contribute towards the professional development of thousands of young people every year.

The Foundation's website at www.fundacaobradesco.org.br was also rated as one of the best sites on the World Wide Web in the social action category at the **iBest** internet awards.

A 2nd year middle school student from the Foundation's school in Maceió won 1st prize in the "Short Story" category of the **Concurso Arnon de Melo de Literatura** literary awards, out of a total of 735 stories submitted. An eighth grader from the same school came 2nd in the **31st Concurso Epistolar para Jovens**, organized by the Brazilian Postal and Telegraph Company - Correios.

The **e-Learning Brasil** awards given by ABRH (Brazilian Association of Human Resources) and Micropower acknowledged 10 Brazilian benchmarks in Distance Leaning. The Bradesco Foundation was recognized for its action in the Educational Technology area for the development of projects including Virtual Classroom and Port for the Physically Challenged, among other initiatives.

The Franco-Brazilian Chamber of Commerce conferred the **LIF - Liberty, Equality and Fraternity prize** for best social action of companies in the Environmental, Social Responsibility and Community Support areas. Among the 32 different projects nominated, Bradesco Foundation was finalist in the Education, Health and Culture category for its 'complete education' project.

The essays of three students from the Foundation's school in Caucaia were classified to compete in the **1st Concurso de Redação e Desenho** (Drawing and Composition competition) organized by the Environment Week held by the Parque Botânico do Ceará.

In São Luís, Maranhão, an eighth grade student from the Foundation's school came 2nd in the Essay Competition organized by the National and State Folklore Commissions.

Bradesco, a true example of an organization which considers, respects, promotes and demonstrates its social responsibility, won this year's **Marketing Best Responsabilidade Social** (Social Responsibility Marketing Best) award, through the Foundation, from among 22 companies, foundations, institutes and associations who dedicate efforts to the benefit of the community, organized by the *Fundação Getúlio Vargas (FGV-SP), Editora Referência and MadiaMundoMarketing.*

School Locations

The majority of the Foundation's educational units are located on the outskirts of major cities or in rural areas where there is a significant lack of educational and welfare assistance. Thousands of students in all four corners of Brazil are given the opportunity to study at the Foundation schools.

School	Students
Aparecida de Goiânia - GO	2,266
Bagé - RS	2,028
Bodoquena - MS	1,289
Cacoal - RO	1,781
Campinas - SP	3,527
Canuanã - TO	1,355
Caucaia - CE	2,195
Ceilândia - DF	3,058
Cidade de Deus - Osasco - SP	
• Unit I	3,875
• Unit II	2,816
• Supplementary Education Teleposts - Companies	11,800
• Professional Training Nuclei	9,135
Conceição do Araguaia - PA	1,886
Cuiabá - MT	1,855
Feira de Santana - BA	835
Garanhuns - PE	627
Gravataí - RS	2,934
Irecê - BA	1,868
Itajubá - MG	1,861
Jaboatão - PE	1,913
João Pessoa - PB	2,096
Laguna - SC	2,384
Macapá - AP	2,155
Maceió - AL	2,291
Manaus - AM	3,098
Marília - SP	2,498
Natal - RN	2,090

School	Students
Paragominas - PA	1,929
Paranavaí - PR	2,159
Pinheiro - MA	1,975
Propriá - SE	2,166
Registro - SP	2,076
Rio Branco - AC	2,082
Rio de Janeiro - RJ	4,081
Rosário do Sul - RS	756
Salvador - BA	2,068
São João Del Rei - MG	2,248
São Luís - MA	2,222
Teresina - PI	2,129
Vila Velha - ES	1,761
Basic Professional Education. Rural Area - Artificial Insemination	
Cáceres - MT	
Campinas - SP	
Campo Grande - MS	
Colider - MT	
Goiânia - GO	
Gurupi - TO	
Igarapé - MG	
Ilhéus - BA	
Imperatriz - MA	
Uberaba - MG	
	2,180
TOTAL	103,168

The Bradesco Foundation - An Education Project the Size of Brazil


in construction
RORAIMA
AMAPÁ
AMAZONAS
PARÁ
MARANHÃO
CEARÁ
RIO GRANDE DO NORTE
PARAÍBA
PIAUÍ
PERNAMBUCO
ACRE
ALAGOAS
SERGIPE
RONDÔNIA
MATO GROSSO
TOCANTINS
BAHIA
GOIÁS
DISTRITO FEDERAL
MATO GROSSO DO SUL
MINAS GERAIS
ESPÍRITO SANTO
RIO DE JANEIRO
SÃO PAULO
PARANÁ
SANTA CATARINA
RIO GRANDE DO SUL

Total Students Qualified

Over its 45 years of existence, the Bradesco Foundation has qualified 454,902 students: 103,618 at school certificate level and 351,284 on other courses.

Financing

The Bradesco Foundation activities are funded exclusively by resources from its own income and donations made by the Bradesco Organization Companies.

Investments in 2001	R$ 112.1 million
Investments Forecast in 2002	R$ 119.8 million

Courses - Number of Students per Level of Schooling Forecast for 2002

	Nº of Students	% of Total
Infant	3,298	3.20
Junior and Middle	29,087	28.19
High School and Technical Training	16,007	15.52
Youth and Adult Education	22,835	22.13
Basic Professional Training	31,941	30.96
Total	103,168	100.0

Student Profiles


9.7%
Bradesco Organization employees and children of employees
90.3%
Students from the Community

Increase in Student Numbers


120,000
100,000
80,000
60,000
40,000
20,000
0
13,080
14,586
17,550
22,100
26,000
33,000
36,250
40,000
44,000
53,000
68,500
70,225
78,000
85,000
92,204
95,321
95,726
95,857
97,368
98,134
100,772
102,762
103,168*
1980
1981
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
*Forecast

Sociocultural Events

The Bradesco Organization is a benchmark in the undertaking of corporate actions focused on social responsibility, facilitating the promotion of sociocultural projects and events to the benefit of society and highlighting citizenship values.

As well as the intense work carried out by the Bradesco Foundation, which places Bradesco as Brazil's largest private investor in basic education, the Organization also takes part in a number of other activities which contribute to Brazil's development. Effective action, promoting the convergence of culture, information and education.

During the first half of the year, Bradesco gave support to a number of socially significant projects throughout Brazil, without distinction of geographical or thematic criteria, bringing prestige to initiatives which added value to society. In line with this approach, Bradesco was present at 305 regional, sector and professional venues, including trade fairs, seminars, congresses and community events.

Bradesco has always been interested in promoting the expression of popular culture, folklore and celebrations which are deeply rooted in regional tradition. As a result, it was a sponsor of the Parintins Folklore Festival which attracted more than 100 thousand visitors over three days of festivities. The dispute between the two schools Garantido and Caprichoso, with their traditional red and blue colors, is the most important folklore festival in the North of Brazil and one of Brazil's most famous, with its colorful parades, typical music and dance and participants dressed as mythical figures from Brazil's interior and the Amazon forest.

Bradesco was also one of the Summer Festival sponsors in Salvador, an enormously successful event which gathered crowds of more than 50 thousand. It also sponsored the Expresso 2222 Trio Elétrico road show at the Bahia State Carnival, undoubtedly one of the most important expressions of Brazilian popular festivity.

The Organization was present again this year at the 'Festa da Uva', a traditional grape festival organized by the descendants of Italian immigrants in Caxias do Sul, Rio Grande do Sul, which receives more tourists from all over the country every year, attracted by the cultural traditions which unite Brazilians and Italians.

Special attention was also given to the conservation of Brazil's historical and architectural heritage. Continuing the activities which commenced last year, Bradesco renewed its commitment to the restoration of the Sé Cathedral in São Paulo and the Chapel of Our Lady of the Rosary in Conceição do Mato Dentro, in Minas Gerais; to the renovation of the Roman Catholic Basilica at Aparecida (SP), the Carlos Costa Pinto Museum in Salvador and the Museum of Modern Art in São Paulo (MAM-SP).

Independent auditors' report on supplementary information

To
The Administrative Council and Stockholders
Banco Bradesco S.A.
Osasco - SP

We have examined, in accordance with auditing standards generally accepted in Brazil, the financial statements of Banco Bradesco S.A. and the consolidated financial statements of Banco Bradesco S.A. and its subsidiaries as of and for the semesters ended June 30, 2002 and 2001 and have issued our report, without exception, thereon dated August 2, 2002.

Our examinations were made for the purpose of forming an opinion on the basic financial statements of Banco Bradesco S.A., and on the consolidated financial statements of Banco Bradesco S.A. and its subsidiaries taken as a whole. The supplementary account information included in the Report on Economic and Financial Analysis is prepared for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements.

The supplementary account information related to the subsidiaries described in Note 3e (item 4) to periods before March 31, 2002, as well all supplementary account information related to the periods before March 31, 2001, were reviewed/examined by other independent auditors who issued their reports, without exception.

In our opinion, based in our examinations and on the reports of the other independent auditors, the aforementioned financial statement present fairly, in all material respects, in relation to the basic financial statements taken as a whole.

As mentioned in Note 8 to the financial statements, the Bank adopted, in this semester, the new criteria for recording and evaluation of the securities and derivative financial instruments, determined by the Brazilian Central Bank.

The Report on Economic and Financial Analysis and this report are intended solely for the information of the Administrative Council, and others who have received the financial statements referred to in the first paragraph, for use in analyzing those financial statements and should not to be used for any other purpose.

August 2, 2002

KPMG

KPMG Auditores Independentes
CRC 2SP014428/O-6

José Marcelo Bessan
Accountant
CRC 1SP129705/O-0

Alberto Spilborghs Neto
Accountant
CRC1SP167455/O-0

Consolidated Balance Sheet and Statement of Income - 1997 to 2002

10

Consolidated Balance Sheet - In thousands of reais

				DECEMBER		
	06/2002	2001	2000	1999	1998	1997
ASSETS						
CURRENT AND LONG TERM ASSETS	118,797,651	105,767,892	90,693,025	75,136,910	62,635,794	56,845,356
CASH AND CASH EQUIVALENTS	2,131,331	3,085,787	1,341,653	827,329	709,803	1,407,697
INTERBANK INVESTMENTS	5,402,247	3,867,319	2,308,273	2,590,599	5,167,038	9,953,212
Money market	4,449,842	2,110,573	1,453,461	1,890,828	4,449,356	9,676,011
Interbank deposits	965,571	1,760,850	854,815	699,771	718,125	277,975
Valuation Allowance	(13,166)	(4,104)	(3)	-	(443)	(774)
SECURITIES	37,909,325	39,931,519	33,119,843	29,196,857	19,705,200	11,849,104
Own porfolio	28,604,234	27,493,936	21,743,924	20,950,342	12,821,409	9,470,356
Subject to repurchase agreements	5,102,541	9,922,036	10,822,637	5,987,713	5,759,959	2,214,409
Subject to negotiaton and intermediation of securities	-	526,219	9,394	157	295	13,560
Restricted deposits - Brazilian Central Bank	3,566,857	1,988,799	421,727	2,359,466	1,214,811	1,980
Privatization securities	17,762	25,104	9,526	7,241	5,839	402
Pledged as guarantees	818,330	715,858	783,501	449,536	108,200	302,386
Instrumentos Financeiros Derivados	349,332	-	-	-	-	-
Valuation allowance	(549,731)	(740,433)	(670,866)	(557,598)	(205,313)	(153,989)
INTERBANK ACCOUNTS	6,699,325	5,141,940	5,060,628	6,454,553	5,536,959	4,324,880
Unsettled payments and receipts	547,193	10,118	6,920	7,635	189,329	4,798
Restricted deposits:						
- Brazilian Central Bank	5,744,456	4,906,502	4,848,668	6,184,959	5,194,724	4,163,383
- National Treasury - Rural Funding	578	712	660	599	779	490
- National Housing System - SFH	397,274	217,518	197,191	142,653	149,826	156,193
Interbank onlendings	11	-	2,024	116,733	1	-
Correspondent banks	9,813	7,090	5,165	1,974	2,300	16
INTERDEPARTMENTAL ACCOUNTS	279,189	176,073	111,636	49,018	38,661	62,175
Third-party funds in transit	-	-	-	-	-	57
Internal transfer of funds	279,189	176,073	111,636	49,018	38,661	62,118
CREDIT OPERATIONS	40,542,316	35,131,359	30,236,106	21,535,633	20,794,541	20,228,436
Credit Operations:						
- Public sector	215,751	199,182	275,479	154,266	111,141	164,415
- Private sector	43,631,720	37,689,671	32,244,482	22,848,128	21,553,453	20,780,634
Allowance for loan losses	(3,305,155)	(2,757,494)	(2,283,855)	(1,466,761)	(870,053)	(716,613)
LEASING OPERATIONS	1,697,380	1,567,927	1,914,081	1,712,343	1,688,761	1,354,994
Leasing receivables:						
- Public sector	84	138	160	800	1,667	7,857
- Private sector	3,599,984	3,248,050	3,813,369	3,515,396	3,410,990	2,878,675
Unearned lease income	(1,744,078)	(1,557,642)	(1,760,305)	(1,490,803)	(1,485,780)	(1,307,532)
Allowace for losses	(158,610)	(122,619)	(139,143)	(313,050)	(238,116)	(224,006)
OTHER RECEIVABLES	23,214,200	16,266,602	16,226,725	12,420,787	8,491,994	7,356,633
Receivables on guarantees honored	1,189	1,131	2,020	-	645	1,942
Foreign exchange portfolio	12,661,696	5,545,527	6,417,431	3,375,563	2,488,263	2,526,731
Income receivable	228,740	187,910	191,873	109,734	113,814	57,230
Securities clearing accounts	253,161	1,342,923	497,655	839,758	320,821	393,659
Specifc credits	184,682	146,919	124,776	206,952	164,770	196,551
Insurance premiums receivable	1,035,516	995,662	818,773	994,718	825,162	588,155
Sundry	8,914,054	8,107,714	8,258,402	7,021,988	4,685,384	3,709,543
Allowance for losses	(64,838)	(61,184)	(84,205)	(127,926)	(106,865)	(117,178)
OTHER ASSETS	922,338	599,366	374,080	349,791	502,837	308,225
Other assets	694,698	415,484	409,771	406,910	513,407	382,331
Allowance for losses	(226,386)	(164,290)	(171,876)	(166,447)	(199,753)	(106,423)
Prepaid expenses	454,026	348,172	136,185	109,328	189,183	32,317
PERMANENT ASSETS	5,707,251	4,348,014	4,185,458	5,186,682	4,702,082	4,289,406
INVESTMENTS	617,961	884,773	830,930	2,453,425	2,306,500	1,911,096
Investments in associated companies:						
- Domestic	477,261	742,586	689,002	2,044,120	1,400,144	665,542
Other investments	658,565	452,871	525,316	753,901	1,148,977	1,374,584
Allowance for losses	(517,865)	(310,684)	(383,388)	(344,596)	(242,621)	(129,030)
FIXED ASSETS	2,596,733	2,152,680	2,017,093	1,683,069	1,562,430	1,556,057
Buildings in use	1,903,188	1,475,581	1,491,847	1,415,720	1,395,530	1,375,339
Other fixed assets	3,322,079	2,988,088	2,705,577	2,285,918	2,169,300	2,114,687
Accumulated depreciation	(2,628,534)	(2,310,909)	(2,180,331)	(2,018,569)	(2,002,400)	(1,933,969)
LEASED ASSETS	38,409	46,047	10,688	17,026	22,351	23,322
Leased assets	49,151	51,214	19,421	18,451	38,860	38,863
Accumulated depreciation	(10,742)	(5,167)	(8,733)	(1,425)	(16,509)	(15,541)
DEFERRED CHANGES	2,454,148	1,264,514	1,326,747	1,033,162	810,801	798,931
Organization and expansion costs	973,267	874,970	731,717	477,058	553,354	548,166
Accumulated amortization	(523,756)	(481,127)	(391,417)	(190,510)	(207,627)	(211,763)
Premium on the acquisition of subsidiaries, net of amortization	2,004,637	870,671	986,447	746,614	465,074	462,528
TOTAL	124,504,902	110,115,906	94,878,483	80,323,592	67,337,876	61,134,762

Consolidated Balance Sheet - In thousands of reais

				DECEMBER		
	06/2002	2001	2000	1999	1998	1997
LIABILITIES AND STOCKHOLDERS' EQUITY						
CURRENT AND LONG TERM LIABILITIES	99,880,804	87,352,076	77,006,572	66,345,011	56,020,611	51,557,700
DEPOSITS	50,848,356	41,083,979	36,468,659	34,723,630	28,249,838	24,029,394
Demand deposits	10,005,046	8,057,627	7,500,518	6,803,429	4,976,836	5,275,471
Saving deposits	18,901,203	18,310,948	17,835,745	17,244,520	16,171,727	14,642,601
Interbank deposits	151,508	40,446	568,416	468,950	136,955	128,983
Time deposits	21,790,599	14,674,958	10,563,980	10,206,731	6,964,320	3,982,339
MONEY MARKET REPURCHASE COMMITMENTS	8,695,119	14,057,327	12,108,350	7,814,288	9,307,113	10,683,286
Own portfolio	5,070,217	12,178,855	10,696,199	5,973,260	5,729,892	2,221,910
Third-party portfolio	3,624,902	1,878,472	1,412,151	1,841,028	3,577,221	8,461,376
DEBT SECURITIES	5,123,452	4,801,410	4,111,171	4,628,344	2,067,118	901,262
Funds from foreign exchange acceptances	37,396	-	-	-	2	20,722
Mortgage backed securities	701,216	780,425	741,248	452,379	262,165	47,306
Debentures	175,759	48,921	1,039	1,043,125	44,800	-
Securities issued abroad	4,209,081	3,972,064	3,368,884	3,132,840	1,760,151	833,234
INTERBANK ACCOUNTS	158,711	192,027	107,129	59,607	42,839	75,988
Unsettled payments receipts	-	-	-	-	-	130
Interbank onlendings	4,313	4,519	1,059	10,016	28,191	63,249
Correspondent banks	154,398	187,508	106,070	49,591	14,648	12,609
INTERDEPARTMENTAL ACCOUNTS	797,367	762,505	904,188	879,592	573,526	455,333
Third-party funds in transit	797,367	762,505	904,188	879,592	573,501	454,945
Internal transfer of funds	-	-	-	-	25	388
BORROWINGS	10,003,147	7,887,154	6,463,555	4,864,414	4,035,313	5,378,545
Domestic borrowings - official institutions	3,146	2,979	9,737	10,178	5,147	5,483
Domestic borrowings - other institutions	230,362	230,468	170,775	138,279	31,932	73,975
Foreign currency borrowings	9,769,639	7,653,707	6,283,043	4,715,957	3,998,234	5,299,087
DOMESTIC ONLENDINGS - OFFICIAL INSTITUTIONS	6,246,491	5,830,633	5,096,604	4,123,486	3,571,562	2,800,143
Tesouro Nacional	1,028	-	-	-	-	-
Developmental (BNDES)	3,252,452	3,067,220	2,589,284	1,650,243	987,997	598,024
Federal Savings Bank (CEF)	442,689	433,381	405,264	388,109	331,010	298,163
Financing (FINAME)	2,541,815	2,321,508	2,090,374	2,064,153	2,238,674	1,899,966
Other institutions	8,507	8,524	11,682	20,981	13,881	3,990
FOREIGN ONLENDINGS	52,587	316,283	108,178	185,774	1,094,207	1,169,267
Foreign onlendings	52,587	316,283	108,178	185,774	1,094,207	1,169,267
FINANCIAL DERIVATIVES INSTRUMENTS	552,073	-	-	-	-	-
OTHER LIABILITIES	17,403,501	12,420,758	11,638,738	9,065,876	7,079,095	6,064,482
Collection of taxes and other contributions	902,322	181,453	128,785	113,693	135,394	81,946
Foreign exchange portfolio	5,565,678	1,343,769	2,439,657	1,029,963	1,045,553	513,469
Social and statutory contributions	394,506	572,265	560,533	603,405	382,676	398,922
Taxes and social security contributions	3,573,066	3,371,127	3,094,628	2,665,681	2,168,827	1,696,022
Securities clearing accounts	321,009	1,418,985	592,395	914,127	506,767	667,688
Commited technical reserves for insurance, private pension plans and special savings	1,032,273	1,005,793	689,891	659,450	529,288	501,624
Subordinated Debt	1,989,581	969,842	-	-	-	-
Sundry	3,625,066	3,557,524	4,132,849	3,079,557	2,310,590	2,204,811
TECHNICAL RESERVES FOR INSURANCE, PRIVATE PENSION PLANS AND SPECIAL SAVINGS	14,179,286	12,847,633	9,648,174	6,904,469	4,740,741	3,451,051
DEFERRED INCOME	11,907	9,020	34,632	17,543	33,195	8,904
Deferred income	11,907	9,020	34,632	17,543	33,195	8,904
MINORITY INTERESTS	314,346	139,231	96,903	287,350	222,330	544,362
STOCKHOLDERS' EQUITY	10,118,559	9,767,946	8,092,202	6,769,219	6,320,999	5,572,745
Capital:						
- Local residents	4,808,350	4,940,004	5,072,071	4,206,644	3,659,692	3,235,167
- Foreign residents	391,650	259,996	74,429	58,856	50,626	44,833
Unrealized capital	-	-	(400,500)	(465,500)	(246,000)	(280,000)
Capital reserves	7,435	7,435	19,002	5,643	11,756	151
Revenue reserves	5,221,851	4,560,511	3,327,200	2,963,576	2,844,925	2,572,594
Mark-to-market Adjustments Securities and Derivatives	(310,727)					
STOCKHOLDERS' EQUITY MANAGED BY THE PARENT COMPANY	10,432,905	9,907,177	8,189,105	7,056,569	6,543,329	6,117,107
TOTAL	124,504,902	110,115,906	94,878,483	80,323,592	67,337,876	61,134,762

Consolidated Statements of Income - In thousands of reais

	Exercise				
	2001	2000	1999	1998	1997
INCOME FROM FINANCIAL INTERMEDIATION	21,411,673	15,519,008	18,286,815	11,935,162	7,613,065
Credit operations	11,611,236	7,787,745	9,602,701	6,623,789	4,420,168
Leasing operations	420,365	512,962	730,929	425,321	140,105
Securities	7,182,422	6,122,486	5,875,823	3,823,626	2,327,882
Financial Derivative Instruments	(85.394)	-	-	-	-
Foreign exchange transactions	2,045,092	872,234	1,776,925	572,104	391,598
Compulsory deposits	237,952	223,581	300,437	490,322	333,312
EXPENSES FROM FINANCIAL INTERMEDIATION	13,312,726	9,132,137	12,821,198	7,441,180	4,292,920
Deposits and money market funds	6,986,027	5,521,407	4,954,854	4,430,881	2,397,929
Borrowings and onlendings	4,316,682	2,158,725	5,819,063	1,414,272	1,059,761
Leasing operations	-	93	18,852	2,985	8,811
Allowance for loan losses	2,010,017	1,451,912	2,028,429	1,593,042	826,419
GROSS PROFIT FROM FINANCIAL INTERMEDIATION	8,098,947	6,386,871	5,465,617	4,493,982	3,320,145
OTHER OPERATING INCOME (EXPENSES)	(5,164,463)	(4,535,910)	(4,300,792)	(3,303,216)	(2,237,672)
Commissions and fees	3,472,560	3,042,699	2,099,937	1,774,624	1,445,500
Insurance premiums, private pension plans and special savings	8,959,259	6,919,942	5,975,488	5,014,830	4,064,826
Variance in technical reserve for insurance, private pension plans and special savings	(3,492,217)	(3,001,118)	(2,341,648)	(1,392,136)	(906,061)
Claims and special savings redemptions	(3,996,108)	(2,866,389)	(2,844,171)	(2,631,300)	(2,436,886)
Insurance and private pension plans selling expenses	(689,352)	(645,020)	(635,351)	(518,390)	(308,682)
Expenses with private pension plans benefits	(1,369,424)	(912,784)	(557,608)	(422,756)	(247,191)
Personnel expenses	(3,389,102)	(3,109,476)	(2,680,049)	(2,554,922)	(1,905,623)
Administrative expenses	(3,435,759)	(2,977,665)	(2,566,657)	(2,158,685)	(1,745,006)
Tax expenses	(790,179)	(670,138)	(651,801)	(319,537)	(230,202)
Results on investments in associated companies	70,764	156,300	127,100	157,223	28,660
Other operating income	1,326,459	902,807	1,069,562	560,319	498,855
Other operating expenses	(1,831,364)	(1,375,068)	(1,295,594)	(812,486)	(495,862)
OPERATING RESULTS	2,934,484	1,850,961	1,164,825	1,190,766	1,082,473
NON-OPERATING RESULTS	(83,720)	(123,720)	(224,874)	(263,696)	61,267
INCOME BEFORE TAXES AND PROFIT SHARING	2,850,764	1,727,241	939,951	927,070	1,143,740
INCOME TAX AND SOCIAL CONTRIBUTION	(502,257)	(258,776)	307,186	240,203	(198,710)
NON-RECURRING/EXTRAORDINARY RESULTS	-	400,813	-	-	-
EMPLOYEE PROFIT SHARING	(159,703)	(111,131)	(103,578)	(86,879)	(71,464)
MINORITY INTERESTS	(18,674)	(17,982)	(38,753)	(67,974)	(43,054)
NET INCOME	2,170,130	1,740,165	1,104,806	1,012,420	830,512
RETURN ON STOCKHOLDERS' EQUITY	22.22%	21.50%	16.32%	16.02%	14.90%

Consolidated Statements of Income - In thousands of reais

	2002		2001				2000	
	2nd Qtr.	1st Qtr.	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.	4th Qtr.	3rd Qtr.
INCOME FROM FINANCIAL INTERMEDIATION	8,526,934	4,517,326	2,604,301	7,972,096	5,611,218	5,224,058	4,534,442	3,858,777
Credit operations	4,426,505	2,435,822	1,189,535	4,345,353	3,091,410	2,984,938	2,478,580	1,968,321
Leasing operations	116,028	90,409	62,021	117,633	125,032	115,679	146,513	111,864
Securities	3,746,263	1,270,024	446,383	2,898,308	2,035,443	1,802,288	1,532,771	1,503,525
Financial Derivative Instruments	(1,118,846)	330,972	739,742	(391,720)	(195,978)	(237,438)	-	-
Foreign exchange transactions	1,276,756	329,544	103,954	936,425	498,643	506,070	325,099	219,936
Compulsory deposits	80,228	60,555	62,666	66,097	56,668	52,521	51,479	55,131
EXPENSES FROM FINANCIAL INTERMEDIATION	6,433,745	2,484,197	182,949	5,898,611	3,567,772	3,663,394	2,843,263	2,272,419
Deposit and money market funds	3,430,308	1,518,935	53,292	3,128,332	1,884,421	1,919,982	1,667,429	1,429,905
Borrowing and onlendings	2,289,540	329,469	(489,948)	2,287,172	1,190,093	1,329,365	826,432	514,324
Leasing operations	3,071	3,114	-	-	-	-	-	25
Allowance for loan losses	710,826	632,679	619,605	483,107	493,258	414,047	349,402	328,165
GROSS PROFIT FROM FINANCIAL INTERMEDIATION	2,093,189	2,033,129	2,421,352	2,073,485	2,043,446	1,560,664	1,691,179	1,586,358
OTHER OPERATING INCOME (EXPENSES)	(1,522,336)	(1,384,603)	(1,471,893)	(1,410,462)	(1,264,422)	(1,017,686)	(1,212,774)	(1,135,148)
Commissions and fees	925,649	860,568	874,001	839,110	864,576	894,873	819,365	802,148
Insurance premiums, private pension plans and special savings	2,262,775	1,949,544	2,641,322	2,153,652	2,278,909	1,885,376	1,955,088	1,728,312
Variance in technical reserves for insurance, private pension plans and special savings	(632,624)	(537,148)	(1,310,005)	(792,203)	(751,756)	(638,253)	(877,449)	(722,089)
Claims and special savings redemptions	(1,086,640)	(1,043,613)	(1,068,032)	(1,030,772)	(1,073,029)	(824,275)	(765,261)	(735,153)
Insurance and private pension plans selling expenses	(160,390)	(160,169)	(169,032)	(177,561)	(168,893)	(173,866)	(167,471)	(157,395)
Expenses with private pension plans benefits	(411,115)	(349,295)	(415,859)	(323,815)	(352,583)	(277,167)	(236,566)	(213,353)
Personnel expenses	(963,800)	(856,576)	(896,163)	(880,516)	(836,562)	(775,861)	(850,795)	(790,714)
Administrative expenses	(1,010,760)	(843,661)	(896,004)	(890,377)	(817,135)	(832,243)	(825,494)	(763,942)
Tax expenses	(200,145)	(204,070)	(209,624)	(200,828)	(190,253)	(189,474)	(179,745)	(162,589)
Results on investments in associated companies	20,864	2,240	55,230	16,835	1,058	(2,359)	66,526	1,434
Other operating income	381,044	254,312	435,891	345,155	218,669	326,744	309,362	194,736
Other operating expenses	(647,194)	(456,735)	(513,618)	(469,142)	(437,423)	(411,181)	(460,334)	(316,543)
OPERATING RESULTS	570,853	648,526	949,459	663,023	779,024	542,978	478,405	451,210
NON-OPERATING RESULTS	19,901	(29,327)	(36,188)	(47,426)	14,619	(14,725)	(31,259)	(27,278)
INCOME BEFORE TAXES AND PROFIT SHARING	590,754	619,199	913,271	615,597	793,643	528,253	447,146	423,932
INCOME TAX AND SOCIAL CONTRIBUTION	(68,457)	(165,862)	(261,664)	(35,152)	(142,009)	(63,432)	(8,076)	(65,135)
NON-RECURRING/EXTRAORDINARY RESULTS	-	-	-	-	-	-	46,292	-
EMPLOYEE PROFIT SHARING	(32,305)	(31,426)	(40,356)	(41,985)	(35,886)	(41,476)	(36,673)	(26,510)
MINORITY INTERESTS	(10,960)	3,295	(1,412)	(20,271)	5,987	(2,978)	456	(1,699)
NET INCOME	479,032	425,206	609,839	518,189	621,735	420,367	449,145	330,588

Financial Statements and Independent Auditors' Report

11

Directors' Report for the Six-month Period

To Our Stockholders,

We are pleased to present the consolidated financial statements of **Banco Bradesco S.A.** and subsidiaries, prepared in accordance with the requirements of Brazilian corporate legislation for the six-month period ended June 30, 2002.

On a national level, the importance of the economic principles built up over recent years was heightened during the first half of the year: the floating exchange rate system which motivated a reduction in the current account deficit and the good fiscal results were key factors in cushioning, at least partially, the turbulence experienced by the financial markets. However, the continuing downslide in the Brazil risk perception prompted the economic authorities to reaffirm their commitment to maintaining macroeconomic policies in line with economic stability, a critical base for the country's return to sustainable medium-term economic growth.

At Bradesco, the six-month period was marked by a succession of important events among which we highlight the following:

• **Acquisition of the share control of Banco Mercantil de São Paulo S.A.** and its subsidiaries, including Finasa Seguradora S.A., Finasa S.A. Crédito, Financiamento e Investimento and Banco Mercantil de São Paulo International (Luxembourg) S.A.

• **Acquisition of the share control of Banco do Estado do Amazonas S.A., now named Banco BEA S.A.** at a privatization auction, an institution with 36 Branches, 49 Banking Service Posts and 131 thousand customers. Its customer service network was integrated with the Bradesco network on June 10.

• **Acquisition by Banco BCN S.A. of the share control of Banco Cidade S.A.**, headquartered in São Paulo (SP) with 24 Branches in Brazil, 53 Banking Service Posts, Assets of some R$ 2.085 billion, Stockholders' equity of R$ 242 million and more than 49 thousand customers. The institution was incorporated by BCN on June 24.

• **Strategic partnership entered into with Ford:** Banco BCN S.A. acquired the total capital stock of Ford Leasing S.A. - Arrendamento Mercantil; Continental Banco S.A. acquired the credits and other rights of the direct consumer credit (CDC) loan portfolio of Banco Ford S.A., as well as the financing of new business; and Continental Promotora de Vendas Ltda., which entered into an operating agreement to serve Ford Dealership Network customers.

• **Acquisition of Deutsche Bank Investimentos DTVM S.A.** and its Investment Fund Administration and Management Portfolio, with assets of R$ 2.16 billion, now under BRAM - Bradesco Asset Management Ltda. administration.

• **Increase of percentage ownership in Banco Espírito Santo, S.A. to 3%**, Portugal's second largest private sector bank, headquartered in Lisbon, Portugal.

• **First Banco Postal post office banking branch opened on March 25, in São Francisco de Paula, Minas Gerais.** By June 30, 1000 of the 3 thousand units forecast for installation this year were in operation, out of a total of 5,320 units to be installed in the Post Office Network (Correios). These units are used by Bradesco as local correspondent banks bringing banking services to the population in remote areas of Brazil.

• **Constitution of Bradesco Consórcios Ltda.**, created to sell consortium group plans for the acquisition of national and imported, light and heavy vehicles and real estate which is forecast to commence activities in the second half of the year.

1 - Results for the First Six Months

During the first half, Bradesco recorded net income of R$ 904.238 million, equivalent to R$ 0.63 per thousand shares and a return of 8.94% on stockholders' equity, or 18.67% annualized.
Taxes and contributions, including social security contributions, payable or accrued, on the main

Directors' Report for the Six-month Period

activities carried out by the Bradesco Organization, amounted to R$ 1.238 billion, 136.96% of net income for the half year.

Interim and supplementary interest attributed to own capital distributed to the Bank's 2,338,689 stockholders totaled R$ 212.900 million. This represents R$ 0.1552980 (R$ 0.1320033 net of withholding tax), including the additional 10%, per thousand preferred shares and R$ 0.1411800 (R$ 0.1200030 net of withholding tax) per thousand common shares. These amounts were paid as an advance on the interest and/or dividends payable for the full year, which pursuant to the Bank's statutes correspond to at least 30% of adjusted annual net income.

2 - Capital and Reserves

At the end of the first half, paid-up capital totaled R$ 5.200 billion and paid-up capital plus reserves of R$ 4.919 billion comprised the total stockholders' equity of R$ 10.119 billion. Net equity per thousand shares was equivalent to R$ 7.04.
Managed stockholders' equity is equivalent to 8.38% of consolidated assets which totaled R$ 124.505 billion, a 22.23% growth rate compared to June 2001. The capital adequacy ratios attained 14.65% on a consolidated financial basis and 12.96% on a consolidated economic financial basis, accordingly, above the 11% required minimum established by National Monetary Council Resolution 2,099 of August 17, 1994, in conformity with the Basle Accord. The ratio of fixed assets to stockholders' equity at the end of the six-month period was 46.57% on a total consolidated basis and 56.14% on a consolidated financial basis, well within the maximum 60% limit. In compliance with the provisions of Article 8 of Brazilian Central Bank Circular 3068, of November 8, 2001, Bradesco has declared that it has both the financial capacity and the intention to hold to maturity the securities classified in the 'securities held up to maturity' category.

3 - Funding and Portfolio Administration

With a 19.33% growth rate over the same period in 2001, overall funding obtained by the Bradesco Organization amounted to R$ 170.306 billion at June 30, 2002 and comprised the following:

• R$ 59.543 billion in demand, time and interbank deposits, open market and savings deposits accounts.

• R$ 60.941 billion in managed assets, comprising investment funds and customer portfolios.

• R$ 29.590 billion in foreign exchange portfolio, borrowings and onlendings, working capital funds, collections and tax and utility collections and similar and funds from issuance of securities and local subordinated debt.

• R$ 15.212 billion recorded in technical reserves for insurance, savings bonds and private pension plans, a growth rate of 29.45% compared to the same period in 2001.

• R$ 5.020 billion in foreign resources through public and private issues and subordinated debt, corresponding to a total of US$ 1.765 billion.

4 - Credit Operations

At June 30, 2002, the balance of consolidated credit operations amounted to R$ 52.576 billion, growing to 19.91% as compared to June 2001, and comprising the following:

• R$ 6.339 billion in advances on foreign exchange contracts, which registered a significant increase of 44% compared to the same period in 2001, for a portfolio of US$ 3.089 billion in export financing, a growth rate of 26% compared to June 2001.

• US$ 703.766 million in foreign currency import financing.

• R$ 1.897 billion in leasing.

Directors' Report for the Six-month Period

- R$ 3.303 billion in rural loans.
- R$ 8.521 billion in foreign and domestic onlendings, mainly comprising funds from the National Bank for Economic and Social Development (BNDES).

In the property loan area, Bradesco provided funds for the construction and purchase of homes during the six-month period in the amount of R$ 342.758 million, comprising 5,986 properties.

5 - Capital Market

In its ongoing pursuit to strengthen private enterprise, offering the support required for increasing corporate capitalization, Bradesco acted as intermediary in the public placement of shares, debentures and promissory notes, with a volume of R$ 8.474 billion, corresponding to 73.15% of all issues registered with the Brazilian Securities Commission (CVM) during the six-month period. The Bank also played an important role in this area as an advisor in structured operations focusing on mergers and acquisitions, project finance and the financial restructuring of companies.

6 - Corporate Governance

The forward-looking corporate governance practices adopted by the Organization are designed to ensure ongoing performance improvements and to secure the best possible results. The numbers recorded to date assure us that this goal is being attained, in terms of both increased operating efficiency and expansion of the Institution's funding capacity in Brazil and abroad. We present below the main guidelines on which our business administration is geared.

6.1 - Risk Management

At the Bradesco Organization, the analysis and control of market risks, focused on the enhancement of process management, is directly subordinated to the Board of Executive Officers and the Bank's President. The management of market risks, involves a series of controls relating to the exposure of financial positions to interest, exchange and liquidity rates, based for the most part on technical limits and the constant monitoring of the positions assumed. Bradesco follows a conservative policy in terms of exposure to market risks and VaR (Value at Risk) limits are defined by Senior Management with compliance monitored on daily basis by a completely separate area, as are also the risks directly affecting the financial economic conglomerate's minimum capital requirement.

6.2 - Internal Control System

Bradesco's internal control system (compliance) ensures that its activities, policies and normative instructions are always in compliance with legal and regulatory requirements. Activities in this area are supervised by the Audit Committee formed by internal and external auditors and representatives from the Bank's top-level management. The Internal Controls Compliance Report for the 1st six-month period, prepared by the Internal Controls Advisory Committee was approved by the Bank's Board of Directors.

6.3 - Money Laundering Prevention

Pursuant to Law 9,613, of March 3, 1998 and complementary legislation, the Organization implemented anti-money laundering procedures designed to prevent crimes relating to money laundering or concealment of assets and rights, through the careful monitoring of transactions and specific orientation which is disseminated throughout the Branch network

6.4 - Brazilian Payments System (SPB)

SPB management activities are conducted at the Bradesco Organization in accordance with the regulations issued by the corresponding regulatory bodies and internal standards, identifying and establishing processes, facilitating adaptation to the new operating model and guaranteeing that the transactions carried out are processed and settled correctly. Parallel to this management, the Organization also monitors the SPB transaction

Directors' Report for the Six-month Period

process through its Transaction Validation area, ensuring a higher level of security and lower operating risk.

6.5 - Operating Risk

Operating risk is managed at Bradesco based on the dissemination of policies and the development of its own risk management methodologies and tools, ensuring compliance with the provisions of the New Basle Accord and with regulatory authority requirements.

6.6 - Information System Security

The Information Security System used by the Bradesco Organization is a key business success factor. The Corporate Information Security Policy and Guidelines cover the data base, all its IT environments, documents, files and other tools. Restricted data and information which is of the exclusive interest of customers is treated internally with strict secrecy and fully protected by PIN and password systems. To maintain procedure compliance, independent reviews and updates are carried out periodically, as well as specific staff training programs designed to ensure maximum efficiency.

6.7 - Credit Policy

As well as seeking security, quality and liquidity in the investment of assets, minimizing risks inherent to this type of operation, the Organization's credit policy is also designed to offer speedy and profitable business and to guide the setting of operating limits and granting of credit. The Credit Committees, credit limit model and specialized credit scoring systems are critical to policy implementation. Operations are diversified, non-selective and focused on Consumer and Corporate customers with sound payment capacity and proven creditworthiness, ensuring that underlying guarantees are sufficient to cover the risks assumed, considering the purpose and terms of the credit granted.

6.8 - Activity-Based Costing Program

The new ABC Activity Based Costing System methodology implemented by the Bradesco Organization in an effort to decrease costs has made a successful contribution to results. As well as the use of the ABC system, the Organization seeks return to scale through the restructuring of its activities, based on the rationalization of duties and aggregating greater competitive value. The series of procedures adopted to control and restrict costs seeks to answer three basic questions: where, how, and how much was expenditure. Accordingly, the Bank, from different viewpoints, is able to assess profitability, optimize processes and steer its control actions to activities which consume more resources or to where they are able to yield the best returns.

6.9 - Information Transparency and Dissemination Policies

In line with market trends and expectations, Bradesco has improved the level of information disclosed through the publication of its Financial Statements, Report on Economic and Financial Analysis, at meetings and conferences with capital market analysts and on its Investor Relations website. As a result of its information transparency and dissemination policy, Bradesco was recently awarded the "Maior Transparência 2001" (most transparent) prize in the retail bank category given by Atlantic Rating, a traditional rating agency specialized in risk analysis.

7 - Bradesco Customer Service Network

Combining cutting-edge technologies and professional expertise, efficiency and security in the ongoing pursuit to provide top-quality standards, the Bradesco Customer Service Network offered its customers and other users 7,248 service facilities at June 30, 2002:

2,927 Branches in Brazil (Bradesco - 2,473 Banco BCN - 234, Banco Mercantil - 219 and Continental Banco - 1).

Directors' Report for the Six-month Period

9 Branches abroad, 2 in New York (Bradesco and Mercantil), 4 in Grand Cayman (Bradesco, BCN, Mercantil and Banco Boavista), 2 in London (Mercantil) and 1 in Nassau, Bahamas (Boavista).

6 Subsidiaries abroad, Banco Bradesco Argentina S.A. in Buenos Aires, Banco Bradesco Luxembourg S.A. and Banco Mercantil de São Paulo International S.A., both in Luxembourg, Boavista Banking Ltd. in Nassau, Bradesco Services Co., Ltd. in Tokyo and Bradesco Securities, Inc. in New York.

1,000 Banco Postal branches.

1,697 Banking service posts and outlets in companies (Bradesco - 1,343, BCN - 169 and Mercantil - 185).

1,560 Outplaced terminals in the BDN – Bradesco Day and Night Network.

9 Credit sale outlets of Mercantil.

40 Branches of Continental Promotora de Vendas, present in 12,100 vehicle dealerships and stores selling furniture and home decor, mobile phones and computers.

20,779 ATMs in the BDN – Bradesco Day and Night Self-service Network, 9,493 of which also operating at weekends and on bank holidays.

8 – Bradesco Insurance Group

Leading the Brazilian market, the Bradesco Insurance Group operates in the insurance, private pension plan and savings bond areas. At June 30, 2002, net income totaled R$ 345.036 million, corresponding to an annualized return of 32.63%. The overall premium income attained R$ 4.563 billion, a growth rate of 3.38% in comparison to the same period in 2001.

Emphasis should also be given to the results presented by Bradesco Vida e Previdência S.A., in its Private Pension and VGBL (Vida Gerador de Benefício Livre) products which achieved a record 1.160 million participants in Brazil and R$ 13.302 billion in the investment portfolio. The company has a 38.77% market share, permanently increasing its positions and offering products and services with flexibility and transparency.

9 - The Bradesco Organization's Social Activities

In the social area, the Organization develops extensive educational work through the Bradesco Foundation. The Foundation offers through its 38 schools, installed as a priority in Brazil's underprivileged areas, in 25 of 26 Brazilian states and in the Federal District, basic education completely free of charge. This year there are more than 103 thousand students enrolled, including pupils on in its youth and adult education and basis professional training courses. The Foundation also provides free meals, uniforms, school materials and medical/dental care to its more than 48 thousand infant, junior, middle and technical school pupils.

10 - Human Resources

Training and qualification play a major role in this area, ensuring that the Organization's staff are permanently in tune with an increasingly demanding and competitive market. The specialized skills of the Bradesco work force are maintained up to date through permanent professional education programs. During the first six months of the year, 656 courses were given, with an enrollment of 93,536 employees trained to provide the support required for improving the products and services offered by the Organization, permanently focused on improving customer service quality.

At the same time, Bradesco continued to dedicated special attention to improving the quality of life, well

Directors' Report for the Six-month Period

being and security of its employees and their dependents through benefit plans covering 183,048 persons in the six-month period.

11 - Acknowledgements

First half results evidence the Bradesco Organization's healthy relationship with the economy as a whole, in its multiple segments. Signaling justified optimism, these results encourage us to continue with our firm disposition to conquer new positions, in an environment which combines the support and trust of our stockholders and customers and the dedication of our employees and stakeholders. To all of them we express our sincere gratitude.

Cidade de Deus, August 2, 2002

Board of Directors and
Board of Executive Officers

Balance Sheet at June 30 - In thousands of reais

(A free Translation of the original in portuguese prepared in accordance with accounting principles determined by Brazilian corporate Law)

	BRADESCO		CONSOLIDATED BRADESCO	
ASSETS	2002	2001	2002	2001
CURRENT ASSETS (Note 3b)	65,560,069	51,682,900	95,893,565	73,325,123
FUNDS AVAILABLE	1,181,744	848,143	2,131,331	1,169,931
SHORT-TERM INTERBANK INVESTMENTS (Note 7)	10,678,366	8,083,404	5,281,050	1,513,076
Open Market Investments	5,135,646	4,345,503	4,449,842	362,275
Interbank Deposits	5,545,996	3,739,384	834,788	1,153,469
Loss Accrual	(3,276)	(1,483)	(3,580)	(2,668)
SECURITIES AND FINANCIAL DERIVATIVE INSTRUMENTS (Notes 8, 22b and 30)	8,372,810	4,598,978	31,974,718	25,274,788
Own Portfolio	2,978,311	1,501,138	23,330,841	18,125,752
Subject to Repurchase Agreements	2,765,181	1,953,360	4,629,586	5,915,800
Subject to Negotiation and Intermediation of Securities	-	1,905	-	5,903
Restricted Deposits - Brazilian Central Bank	2,230,183	340,196	3,115,224	345,427
Privatization Currencies	-	-	1,619	2,298
Subject to Collateral Provided	333,923	692,879	656,428	1,054,900
Financial Derivative Instruments (Note 30)	65,212	319,013	241,020	305,998
Allowance for Mark-to-Market	-	(209,513)	-	(481,290)
INTERBANK ACCOUNTS	8,057,684	6,338,678	6,392,046	4,602,327
Unsettled Payments and Receipts	2,915,668	2,819,871	547,193	737,290
Restricted Deposits:				
- Brazilian Central Bank	5,127,360	3,461,995	5,744,456	3,802,864
- National Treasury - Rural Funding	578	134	578	693
- National Housing System - SFH	14,054	56,674	89,995	56,994
Interbank Onlendings	-	-	11	-
Correspondent Banks	24	4	9,813	4,486
INTERDEPARTMENTAL ACCOUNTS	245,575	155,193	279,189	164,837
Internal Transfer of Funds	245,575	155,193	279,189	164,837
CREDIT OPERATIONS (Notes 10 and 22b)	20,456,295	19,791,019	28,533,247	24,698,036
Credit Operations:				
- Public Sector	3,426	83,826	18,650	84,215
- Private Sector	22,199,102	20,992,038	30,878,877	26,286,181
Allowance for Loan Losses (Notes 10f and 10g)	(1,746,233)	(1,284,845)	(2,364,280)	(1,672,360)
LEASING OPERATIONS (Notes 3e, 10 and 22b)	-	-	1,055,176	1,072,377
Leasing Receivables:				
- Public Sector	-	-	84	166
- Private Sector	-	-	2,227,468	2,200,468
Unearned Lease Income	-	-	(1,062,208)	(1,007,902)
Allowance for Losses (Notes 10f and 10g)	-	-	(110,168)	(120,355)
OTHER RECEIVABLES	16,311,992	11,659,797	19,663,081	14,433,635
Receivables on Guarantees Honored (Note 10a-3)	1,099	1,557	1,189	2,032
Foreign Exchange Portfolio (Note 11)	11,482,153	6,491,734	12,661,696	6,898,230
Income Receivable (Note 12a)	711,944	798,503	228,740	259,580
Negotiation and Intermediation of Securities (Note 30)	160,839	1,283,710	253,161	1,727,504
Specific Credits	153,562	-	153,562	-
Insurance Premiums Receivable	-	-	1,035,516	1,054,020
Sundry (Note 12b)	3,828,206	3,111,070	5,389,897	4,543,013
Allowance for Losses (Notes 10f and 10g)	(25,811)	(26,777)	(60,680)	(50,744)
OTHER ASSETS	255,603	207,688	583,727	396,116
Other Assets	357,459	265,148	625,750	457,654
Allowance for Losses	(139,431)	(123,423)	(191,524)	(178,777)
Prepaid Expenses	37,575	65,963	149,501	117,239
LONG-TERM RECEIVABLES (Note 3b)	12,120,649	15,916,575	22,904,086	24,316,015
INTERBANK INVESTMENTS (Note 7)	116,151	92,134	121,197	134,451
Interbank Deposits	124,952	100,941	130,783	145,671
Loss Accrual	(8,801)	(8,807)	(9,586)	(11,220)
SECURITIES AND FINANCIAL DERIVATIVE INSTRUMENTS (Notes 8, 22b and 30)	2,188,550	6,634,396	5,934,607	10,228,808
Own Portfolio	1,718,569	2,438,122	5,273,393	5,237,172
Subject to Repurchase Agreements	283,818	4,256,867	472,955	5,098,876
Restricted Deposits - Brazilian Central Bank	376,398	142,672	451,633	154,991
Privatization Currencies	29,453	-	16,143	12,118
Subject to Collateral Provided	133,922	-	161,902	-
Financial Derivative Instruments (Note 30)	96,653	6,627	108,312	18,386
Allowance for Mark-to-Market	(450,263)	(209,892)	(549,731)	(292,735)

Balance Sheet at June 30 – In thousands of reais

(A free Transalation of the original in portuguese prepared in accordance with accounting principles determined by Brazilian corporate Law)

	BRADESCO		CONSOLIDATED BRADESCO	
ASSETS	2002	2001	2002	2001
INTERBANK ACCOUNTS	142,384	104,268	307,279	159,752
Restricted Deposits:				
- National Housing System - SFH	142,384	104,268	307,279	159,752
CREDIT OPERATIONS (Notes 10 and 22b)	8,286,515	7,647,995	12,009,069	9,745,367
- Public Sector	62,673	74,666	197,101	195,700
- Private Sector	8,930,901	8,280,428	12,752,843	10,431,370
Allowance for Loan Losses (Notes 10f and 10g)	(707,059)	(707,099)	(940,875)	(881,703)
LEASING OPERATIONS (Notes 3e, 10 and 22b)	-	-	642,204	748,883
Leasing Receivables:				
- Public Sector	–	–	–	74
- Private Sector	–	–	1,372,516	1,513,035
Unearned Lease Income	–	–	(681,870)	(721,922)
Allowance for Losses (Notes 10f and 10g)	–	–	(48,442)	(42,304)
OTHER RECEIVABLES	1,113,930	1,408,945	3,551,119	3,252,561
Income Receivable (Note 12a)	–	–	–	251
Specific Credits	762	125,026	31,120	134,573
Sundry (Note 12b)	1,114,525	1,311,234	3,524,157	3,145,545
Allowance for Losses (Notes 10f and 10g)	(1,357)	(27,315)	(4,158)	(27,808)
OTHER ASSETS	273,119	28,837	338,611	46,193
Other Assets	–	–	68,948	34
Allowance for Losses	–	–	(34,862)	–
Prepaid Expenses (Note 13)	273,119	28,837	304,525	46,159
PERMANENT ASSETS (Note 3c)	14,142,834	10,657,825	5,707,251	4,221,760
INVESTMENTS (Notes 3e, 14 and 22b)	12,750,826	9,376,843	617,961	848,869
Investments in Subsidiary and Associated Companies:				
- Local (Notes 14b, 14d and 30)	12,522,704	9,470,956	477,261	682,377
- Foreign (Note 14b)	209,661	74,239	–	–
Other Investments (Notes 14d, 22b and 30)	225,453	52,294	658,565	579,791
Allowance for Losses (Notes 14d, 22b and 30)	(206,992)	(220,646)	(517,865)	(413,299)
PROPERTY AND EQUIPMENT IN USE (Note 15)	1,108,105	1,033,768	2,596,733	2,052,629
Buildings in Use	581,362	670,656	1,903,188	1,502,178
Other Fixed Assets (Note 30)	2,160,757	1,889,077	3,322,079	2,804,326
Accumulated Depreciation (Note 30)	(1,634,014)	(1,525,965)	(2,628,534)	(2,253,875)
LEASED ASSETS (Note 3e and 10a-1)	-	-	38,409	9,728
Leased Assets	–	–	49,151	19,026
Accumulated Depreciation	–	–	(10,742)	(9,298)
DEFERRED CHARGES	283,903	247,214	2,454,148	1,310,534
Organization and Expansion Costs (Note 30)	617,885	505,642	973,267	822,189
Accumulated Amortization (Note 30)	(333,982)	(258,428)	(523,756)	(444,161)
Goodwill on the Acquisition of Subsidiaries, Net of Amortization (Notes 3e and 14c)	–	–	2,004,637	932,506
TOTAL	91,823,552	78,257,300	124,504,902	101,862,898

Balance Sheet at June 30 – In thousands of reais

(A free Transalation of the original in portuguese prepared in accordance with accounting principles determined by Brazilian corporate Law)

	BRADESCO		CONSOLIDATED BRADESCO	
LIABILITIES AND STOCKHOLDERS' EQUITY	2002	2001	2002	2001
CURRENT LIABILITIES (Note 3d)	67,411,310	60,185,615	78,650,605	67,778,852
DEPOSITS (Note 16a)	35,828,419	29,740,631	41,269,339	33,409,724
Demand Deposits	8,770,599	6,228,730	10,005,046	7,090,314
Savings Deposits	17,666,453	16,553,676	18,901,203	17,521,891
Interbank Deposits	161,167	61,054	150,125	62,900
Time Deposits (Note 22b)	9,230,200	6,897,171	12,212,965	8,734,619
DEPOSITS RECEIVED UNDER SECURITY REPURCHASE AGREEMENTS (Note 16a)	7,874,017	10,897,557	8,688,651	11,592,316
Own Portfolio	3,082,101	6,552,105	5,063,749	11,232,288
Third-party Portfolio	4,791,916	4,345,452	3,624,902	360,028
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 16a and 22b)	2,744,644	2,420,135	4,314,956	2,985,911
Exchange Acceptances	–	–	37,396	–
Mortgage Notes	255,064	144,749	641,378	384,369
Debentures	–	–	45,442	868
Securities Issued Abroad (Note 16b)	2,489,580	2,275,386	3,590,740	2,600,674
INTERBANK ACCOUNTS	2,511,526	3,561,027	158,711	117,357
Unsettled Receipts and Payments	2,283,508	3,365,225	–	–
Interbank Onlendings	76,728	103,655	4,313	24,375
Correspondent Banks	151,290	92,147	154,398	92,982
INTERDEPARTAMENTAL ACCOUNTS	719,537	390,629	797,367	439,439
Third-party Funds in Transit	719,537	390,629	797,367	439,439
BORROWINGS (Notes 16a and 22b)	7,573,826	6,370,923	9,024,869	7,660,202
Local Borrowings - Official Institutions	–	–	3,146	1,525
Local Borrowings - Other Institutions	–	–	130,631	126,439
Foreign Currency Borrowings	7,573,826	6,370,923	8,891,092	7,532,238
LOCAL ONLENDINGS - OFFICIAL INSTITUTIONS (Notes 16a and 22b)	1,176,089	1,221,970	1,674,191	1,557,912
National Treasury	–	–	1,028	–
National Bank for Economic and Social Development (BNDES)	664,428	675,621	747,548	752,373
Federal Savings Bank (CEF)	1,732	283	20,372	15,829
Government Agency for Machinery and Equipment Financing (FINAME)	501,422	538,837	896,736	782,226
Other Institutions	8,507	7,229	8,507	7,484
FOREIGN ONLENDINGS (Notes 16a and 22b)	38,872	291,901	39,237	292,529
Foreign onlendings	38,872	291,901	39,237	292,529
FINANCIAL DERIVATIVE INSTRUMENTS (Notes 22c and 30)	287,946	384,461	397,426	473,652
OTHER LIABILITIES	8,656,434	4,906,381	12,285,858	9,249,810
Collection of Taxes and Other Contributions	757,922	578,733	902,322	689,672
Foreign Exchange Portfolio (Note 11)	5,526,055	2,221,995	5,565,678	2,192,119
Social and Statutory Payables	319,097	351,550	394,506	360,681
Taxes and Social Security Contributions (Notes 18 and 29c)	255,075	184,939	958,963	646,466
Negotiation and Intermediation of Securities	219,789	135,236	321,009	1,893,050
Committed Technical Reserves for Insurance, Savings Bonds and Private Pension Plans (Note 4)	–	–	1,032,273	798,024
Subordinated Debt (Note 19)	12,517	–	38,920	–
Sundry (Note 17)	1,565,979	1,433,928	3,072,187	2,669,798
LONG-TERM LIABILITIES (Note 3d)	14,288,218	8,919,450	21,230,199	13,825,067
DEPOSITS (Note 16a)	7,215,659	2,193,265	9,579,017	3,458,697
Interbank Deposits	622,903	–	1,383	6,629
Time Deposits (Note 22b)	6,592,756	2,193,265	9,577,634	3,452,068
DEPOSITS RECEIVED UNDER SECURITY REPURCHASE AGREEMENTS (Note 16a)	6,468	1,101,321	6,468	1,086,476
Own Portfolio	6,468	1,101,321	6,468	1,086,476
FUNDS FROM ISSUANCE OF SECURITIES (Notes 16a and 22b)	407,153	1,154,047	808,496	1,669,731
Mortgage Notes	49,870	123,753	59,838	366,324
Debentures	–	–	130,317	47,475
Securities Issued Abroad (Note 16b)	357,283	1,030,294	618,341	1,255,932
BORROWINGS (Notes 16a and 22b)	863,181	555,353	978,278	669,818
Local Borrowings - Official Institutions	–	–	–	7,694
Local Borrowings - Other Institutions	–	–	99,731	85,222
Foreign Currency Borrowings	863,181	555,353	878,547	576,902

Balance Sheet at June 30 – In thousands of reais

(A free Transalation of the original in portuguese prepared in accordance with accounting principles determined by Brazilian corporate Law)

	BRADESCO		CONSOLIDATED BRADESCO	
LIABILITIES AND STOCKHOLDERS' EQUITY	2002	2001	2002	2001
LOCAL ONLENDINGS - OFFICIAL INSTITUTIONS (Notes 16a and 22b)	**3,333,028**	**2,872,098**	**4,572,300**	**3,867,656**
National Bank for Economic and Social Development (BNDES)	2,360,755	1,853,335	2,504,904	1,988,558
Federal Savings Bank (CEF)	-	1,646	422,317	397,680
Government Agency for Machinery and Equipment Financing (FINAME)	972,273	1,014,119	1,645,079	1,477,489
Other Institutions	-	2,998	-	3,929
FOREIGN ONLENDINGS (Notes 16a and 22b)	**13,208**	**30,113**	**13,350**	**30,459**
Foreign Onlendings	13,208	30,113	13,350	30,459
FINANCIAL DERIVATIVE INSTRUMENTS (Notes 22c and 30)	**25,940**	**3,425**	**154,647**	**51,850**
OTHER LIABILITIES	**2,423,581**	**1,009,828**	**5,117,643**	**2,990,380**
Taxes and Social Security Contributions (Notes 18 and 29c)	918,569	894,965	2,614,103	2,457,412
Subordinated Debt (Note 19)	1,350,661	-	1,950,661	-
Sundry (Note 17)	154,351	114,863	552,879	532,968
TECHNICAL RESERVES FOR INSURANCE, SAVINGS BONDS AND PRIVATE PENSION PLANS (Note 4)	-	-	**14,179,286**	**10,940,274**
DEFERRED INCOME	**5,465**	**4,187**	**11,907**	**16,321**
Deferred Income	5,465	4,187	11,907	16,321
MINORITY INTEREST IN SUBSIDIARY AND ASSOCIATED COMPANIES (Note 3e)	-	-	**314,346**	**154,336**
STOCKHOLDERS' EQUITY (Notes 8d and 20)	**10,118,559**	**9,148,048**	**10,118,559**	**9,148,048**
Capital:				
- Local Residents	4,808,350	5,108,698	4,808,350	5,108,698
- Foreign Residents	391,650	91,302	391,650	91,302
Capital Reserves	7,435	7,435	7,435	7,435
Revenue Reserves	5,227,701	3,959,387	5,227,701	3,959,387
Mark-to-Market Adjustment - Securities and Derivatives (Note 8c)	(310,727)	-	(310,727)	-
Treasury Stock (Note 22b)	(5,850)	(18,774)	(5,850)	(18,774)
STOCKHOLDERS' EQUITY MANAGED BY THE PARENT COMPANY	-	-	**10,432,905**	**9,302,384**
TOTAL	**91,823,552**	**78,257,300**	**124,504,902**	**101,862,898**

Statement of Income for the Six-month Periods Ended at June 30 - In thousands of reais

(A free Transalation of the original in portuguese prepared in accordance with accounting principles determined by Brazilian corporate Law)

	BRADESCO		CONSOLIDATED BRADESCO	
	2002	2001	2002	2001
INCOME FROM LENDING AND TRADING ACTIVITIES	8,205,352	6,270,405	13,044,260	10,835,276
Credit Operations (Note 30)	4,746,247	3,901,072	6,862,327	6,076,348
Leasing Operations	-	-	206,437	240,711
Securities	2,615,893	1,626,054	5,016,287	3,837,731
Financial Derivative Instruments (Note 30)	(575,943)	(229,853)	(787,874)	(433,416)
Foreign Exchange Transactions (Note 11b)	1,301,541	871,098	1,606,300	1,004,713
Compulsory Deposits	117,614	102,034	140,783	109,189
EXPENSES	6,668,427	4,852,325	8,917,942	7,231,166
Interest and charges on:				
Deposits	3,434,980	2,467,257	4,949,243	3,804,403
Borrowings, Credit Assignments and Onlendings	2,174,950	1,604,413	2,619,009	2,519,458
Leasing Operations	-	-	6,185	-
Allowance for Loan Losses (Note 10f and 10g)	1,058,497	780,655	1,343,505	907,305
INCOME FROM FINANCIAL INTERMEDIATION	1,536,925	1,418,080	4,126,318	3,604,110
OTHER OPERATING INCOME (EXPENSES)	(685,287)	(396,212)	(2,906,939)	(2,282,108)
Commission and Fees (Note 23)	1,325,846	1,366,725	1,786,217	1,759,449
Retained Insurance Premiums, Private Pensions Plans and Savings Bonds (Note 4)	-	-	4,212,319	4,164,285
Change in Technical Reserves for Insurance, Private Pension Plans and Savings Bonds (Note 4)	-	-	(1,169,772)	(1,390,009)
Claims - Insurance Operations (Note 4)	-	-	(1,758,061)	(1,532,270)
Saving Bond Redemption (Note 4)	-	-	(372,192)	(365,034)
Insurance and Pension Plan Selling Expenses (Note 4)	-	-	(320,559)	(342,759)
Expenses with Pension Plan Benefits and Redemption (Note 4)	-	-	(760,410)	(629,750)
Personnel Expenses	(1,295,588)	(1,135,205)	(1,820,376)	(1,612,423)
Other Administrative Expenses (Notes 24 and 30)	(1,293,637)	(1,149,002)	(1,854,421)	(1,649,378)
Tax Expenses	(218,077)	(205,311)	(404,215)	(379,727)
Equity in the Earnings of Subsidiary and Associated Companies (Notes 14a and b)	925,990	926,084	23,104	(1,301)
Other Operating Income (Note 25)	218,603	190,248	635,356	545,413
Other Operating Expenses (Notes 26 and 30)	(348,424)	(389,751)	(1,103,929)	(848,604)
OPERATING INCOME	851,638	1,021,868	1,219,379	1,322,002
NON-OPERATING INCOME (EXPENSES) Net (Note 27)	(38,585)	(18,009)	(9,426)	(106)
INCOME BEFORE TAXES AND PROFIT SHARING	813,053	1,003,859	1,209,953	1,321,896
PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION (Note 29)	136,397	94,142	(234,319)	(205,441)
EMPLOYEE PROFIT SHARING	(45,212)	(55,899)	(63,731)	(77,362)
MINORITY INTEREST (Note 3e)	-	-	(7,665)	3,009
NET INCOME (Note 8d)	904,238	1,042,102	904,238	1,042,102
Interest attributed to own capital	(316,249)	(375,417)		
Number of outstanding shares	1,437,151,301,837	1,443,756,601,837		
Net income per thousand shares - (in reais)	0.63	0.72		

(A free Transalation of the original in portuguese prepared in accordance with accounting principles determined by Brazilian corporate Law)

Statement of Changes in Stockholders' Equity – In thousands of reais

EVENTS	PAID-UP CAPITAL		REVENUE RESERVES					MARK-TO-MARKET ADJUSTMENT - SECURITIES AND DERIVATIVES				
	CAPITAL	CAPITAL RESERVES	LEGAL	STATUTORY	STATUTORY FOR CAPITAL INCREASE	STATUTORY FOR PAYMENT OF DIVIDENDS	STATUTORY FOR INVESTIMENTS	OWN	SUBSIDIARIES	TREASURY STOCK	RETAINED EARNINGS	TOTAL
At December 31, 2000	4,746,000	19,002	584,071	-	1,977,593	432,663	408,693	-	-	(75,820)	-	8,092,202
CAPITAL INCREASE THROUGH SUBSCRIPTION OF SHARES	400,500	-	-	-	-	-	-	-	-	-	-	400,500
CAPITAL INCREASE WITH RESERVES	53,500	(19,002)	-	-	(34,498)	-	-	-	-	-	-	-
TREASURY STOCK	-	-	-	-	-	-	-	-	-	(18,774)	-	(18,774)
CANCELATION OF TREASURY STOCK	-	-	-	-	(75,820)	-	-	-	-	75,820	-	-
PREMIUM ON SUBSCRIPTION OF SHARES	-	7,435	-	-	-	-	-	-	-	-	-	7,435
NET INCOME	-	-	-	-	-	-	-	-	-	-	1,042,102	1,042,102
APPROPRIATION OF NET INCOME:												
- Reserves	-	-	52,105	-	614,580	-	-	-	-	-	(666,685)	-
- Interest attributed to own capital	-	-	-	-	-	-	-	-	-	-	(375,417)	(375,417)
At June 30, 2001	5,200,000	7,435	636,176	-	2,481,855	432,663	408,693	-	-	(18,774)	-	9,148,048
At December 31, 2001	5,200,000	7,435	692,577	-	3,080,177	432,663	408,693	-	-	(53,599)	-	9,767,946
PRIOR-YEAR ADJUSTMENT - TRADING SECURITIES	-	-	-	-	-	-	-	-	-	-	21,146	21,146
PRIOR-YEAR ADJUSTMENT SECURITIES AVAILABLE FOR SALE-GAIN	-	-	-	-	-	-	-	125,571	71,532	-	-	197,103
PRIOR-YEAR ADJUSTMENT - SECURITIES AVAILABLE FOR SALE-LOSS	-	-	-	-	-	-	-	(5,606)	(85,358)	-	90,964	-
TRANSFER OF PRIOR-YEAR ADJUSTMENT TO RESERVES	-	-	5,606	106,504	-	-	-	-	-	-	(112,110)	-
TRANSFER OF RESERVES	-	-	-	3,921,533	(3,080,177)	(432,663)	(408,693)	-	-	-	-	-
TREASURY STOCK	-	-	-	-	-	-	-	-	-	(38,759)	-	(38,759)
CANCELLATION OF OWN SHARES	-	-	-	(86,508)	-	-	-	-	-	86,508	-	-
MARK-TO-MARKET ADJUSTMENT SECURITIES AND DERIVATIVES	-	-	-	-	-	-	-	(221,212)	(195,654)	-	-	(416,866)
NET INCOME	-	-	-	-	-	-	-	-	-	-	904,238	904,238
APPROPRIATION OF NET INCOME:												
- Reserves	-	-	45,212	542,777	-	-	-	-	-	-	(587,989)	-
- Interest attributed to own capital	-	-	-	-	-	-	-	-	-	-	(316,249)	(316,249)
At June 30, 2002	5,200,000	7,435	743,395	4,484,306	-	-	-	(101,247)	(209,480)	(5,850)	-	10,118,559

Statement of Changes in Financial Position
Six-month Periods Ended June 30 – In thousands of reais

(A free Translation of the original in portuguese prepared in accordance with accounting principles determined by Brazilian corporate Law)

	BRADESCO		CONSOLIDATED BRADESCO	
	2002	2001	2002	2001
FINANCIAL RESOURCES WERE PROVIDED BY:				
OPERATIONS	19,878,033	16,147,128	23,305,225	9,413,258
NET INCOME	904,238	1,042,102	904,238	1,042,102
ADJUSTMENTS TO NET INCOME	(709,139)	(593,577)	494,196	282,271
Depreciation and Amortization	190,442	169,322	319,626	267,541
Increase (decrease) in Provision for Investments	(81,545)	3,290	201,445	22,789
Equity in the Earnings of Subsidiary and Associated Companies	(925,990)	(926,084)	(23,104)	1,301
Other	107,954	159,895	(3,771)	(9,360)
Technical reserve for Insurance, Savings Bonds and Private Pension Plans	-	-	1,331,653	1,292,100
Change in Deferred Income	(629)	156	2,887	(18,311)
Change in Minority Interest	-	-	175,116	57,433
Mark-to-Market Adjustments - prior years	218,249	-	218,249	-
Trading Securities	21,146	-	21,146	-
Securities available for sale	197,103	-	197,103	-
Mark-to-Market - securities available for sale	(416,866)	-	(416,866)	-
Stockholders	-	407,935	-	407,935
Capital Increase	-	400,500	-	400,500
Share Premium	-	7,435	-	7,435
THIRD PARTIES				
- Increase in Liabilities	14,379,617	13,255,907	17,924,252	5,062,096
Deposits	5,511,298	868,438	9,764,377	399,762
Deposits Received under Security Repurchase Agreements	-	5,360,174	-	570,442
Funds From Acceptance and Issuance of Securities	-	566,856	322,042	544,471
Interbank Accounts	2,320,267	3,372,126	-	10,228
Interdepartmental Accounts	18,644	-	34,862	-
Borrowings and Onlendings	1,546,119	2,547,844	2,268,155	2,410,239
Financial Derivative Instruments	313,886	-	552,073	-
Committed Technical Reserves for Insurance, Savings Bonds and Private Pension Plans	-	-	26,480	108,133
Other Liabilities	4,669,403	540,469	4,956,263	1,018,821
- Decrease in Assets	4,602,060	-	2,150,733	1,049,274
Short-term Interbank Investments	-	-	-	660,746
Securities and Financial Derivative Instruments	4,602,060	-	2,150,733	-
Interbank Account	-	-	-	298,549
Leasing Operations	-	-	-	89,979
- Sale (write off) of Assets and Investments	253,946	1,988,278	503,281	230,562
Non-operating Assets	38,472	27,934	50,175	67,513
Property and Equipment in Use	34,909	9,627	86,473	52,946
Leased Assets	-	-	1,505	441
Investments	70,254	1,950,384	362,316	100,711
Mark-to Market Adjustment – Securities and Derivatives	110,180	-	-	-
Deferred Charges	131	333	2,812	8,951
- Interest Attributed to Own Capital and Dividends received from Associated and Subsidiary Companies	646,557	46,327	17,486	7,796
TOTAL FUNDS PROVIDED	21,147,234	16,408,632	24,259,681	9,584,980
INTEREST ATTRIBUTED TO OWN CAPITAL AND DIVIDENDS PAID AND/OR DECLARED	316,249	375,417	316,249	375,417
ACQUISITION OF OWN SHARES	38,759	18,774	38,759	18,774
INVESTMENTS IN	2,091,976	3,098,079	1,259,571	400,138
Non-operating assets	63,676	54,579	123,801	107,480
Property and Equipment in Use	163,747	83,786	715,777	217,358
Leased Assets	-	-	15	1,058
Investments	1,864,553	2,959,714	419,978	74,242
DEFERRED CHARGES	57,095	67,624	1,373,367	129,540
INCREASE IN ASSETS	12,343,736	12,416,480	15,876,211	8,196,362
Short-term Interbank Investments	2,505,572	4,153,132	1,534,928	-
Securities and Financial Derivative Instruments	-	252,014	-	2,123,692
Interbank Accounts	3,426,998	1,831,985	1,557,385	-
Interdepartmental Accounts	76,591	51,082	103,116	53,201
Credit Operations	322,272	3,668,925	5,410,957	4,207,297
Leasing Operations	-	-	129,453	-
Other Receivables	5,945,549	2,443,794	6,907,744	1,548,608
Insurance Premiums Receivable	-	-	39,854	235,247
Other Assets	66,754	15,548	192,774	28,317
DECREASE IN LIABILITIES	6,299,419	432,258	5,395,524	464,749
Deposits Received Under Security Repurchase Agreements	5,568,980	-	5,362,208	-
Funds from Acceptance and Issuance of Securities	730,439	-	-	-
Interbank Accounts	-	-	33,316	-
Interdepartmental Accounts	-	432,258	-	464,749
DECREASE IN FUNDS AVAILABLE	(1,269,201)	(261,504)	(954,456)	(171,722)
CHANGES IN FINANCIAL POSITION — At the Beginning of Six-month Period	2,450,945	1,109,647	3,085,787	1,341,653
At the End of Six-month Period	1,181,744	848,143	2,131,331	1,169,931
DECREASE IN FUNDS AVAILABLE	(1,269,201)	(261,504)	(954,456)	(171,722)

Notes to the Financial Statements

(A free Translation of the original in portuguese prepared in accordance with accounting principles determined by Brazilian corporate Law)

1. OPERATIONS

Banco Bradesco S.A., operating as a multiple bank, carries out all types of authorized banking activities, including foreign exchange transactions, through its commercial, investment, consumer credit and housing loan portfolios. The Bank also operates through its associated and subsidiary companies in leasing, insurance, savings bond and private pension plan activities.

2. PRESENTATION OF THE FINANCIAL STATEMENTS

The financial statements of Banco Bradesco S.A. (Bradesco) are presented together with the consolidated financial statements of the Bank and its subsidiaries and its jointly controlled investments (Consolidated Bradesco) and were prepared based on accounting principles determined by Brazilian Corporation Law for the recording of operations, as well as rules and instructions of the Brazilian Central Bank (BACEN) and the Brazilian Securities Commission (CVM), which include accounting practices and estimates addressing the recording of provisions.

3. SIGNIFICANT ACCOUNTING POLICIES

a) Determination of net income

Net income is determined on the accrual basis of accounting.

b) Current assets and long-term receivables

These are stated at their realizable values, including, where applicable related income and exchange variations and monetary correction on a daily pro rata basis including provisions when deemed appropriate.

The accrual of credit operations past due up to 60 days is accounted for in income from credit operations and subsequent to the 61th day in unearned income.

In the case of mortgage loans, the contractual capitalization period (monthly or quarterly) for income appropriation purposes complies with applicable legislation and end-borrower financings are adjusted to the present value of the installments receivable.

Securities and Financial Derivative Instruments - Through its Circulars 3068/2001 and 3082/2002, BACEN established new accounting policies for recording and classifying securities and financial derivative instruments as follows:

- **Trading securities** - securities which are acquired for the purpose of being actively and frequently traded are appraised at market value as a counter-entry to results for the period;

- **Securities available for sale** - securities which are not specifically intended for trading purposes or to be held in portfolio up to maturity are appraised at market value as a counter-entry to a specific account in stockholders' equity, at amounts net of tax effects;

- **Securities held to maturity** - securities for which there exists intention and financial capacity for maintenance in portfolio up to maturity are recorded at restated cost as a counter-entry to results for the period; and

- **Financial derivative instruments** - these are recorded at market value as a counter-entry to results for the period.

The allowance for loan losses is recorded at an amount considered sufficient to cover estimated losses and is based upon current economic conditions, past loan loss experience, specific and general portfolio risks and on BACEN requirements and instructions. (Notes 10f, g).

Deferred tax assets are stated at their expected realizable values and comprise mainly income tax and social contribution benefits from tax losses and temporary differences (Notes 29 b, c).

c) Permanent assets

These are stated at cost plus restatements through December 31, 1995 less of the provision for losses and take into consideration the following:

• Significant investments in subsidiaries, associated companies and jointly controlled investments are recorded under the equity method and the financial statements of the branches and foreign subsidiaries are adjusted to comply with the accounting criteria effective in Brazil and translated into reais;
• Depreciation of property and equipment in use is calculated on the straight-line method at annual rates which take into consideration the economic useful lives of the assets as follows: land and buildings in use - 4%; furniture and fixtures and machinery and equipment - 10%; data processing system (CPD) - 20% to 50%; and transport system - 20%;
• Deferred expenses are amortized at a rate of 20% to 50% per annum;
• Goodwill on the acquisition of investments in subsidiary and associated companies, based on expected future results is amortized at rates of 10%to 20% per annum and presented in deferred charges on a consolidated basis and under investments in Bradesco.

Notes to the Financial Statements

d) Current and long-term liabilities

The amounts shown include known or estimated liabilities and related expenses, exchange variations and monetary correction on a daily pro rata basis. The provision for federal income tax is calculated at the standard rate of 15% of taxable income, plus an additional rate of 10% for income over established limits. The provision for social contribution is recorded at the rate of 9% of pre-tax income. Provisions were recorded for other taxes and social contributions in accordance with applicable legislation.

e) Consolidated financial statements

The consolidated financial statements were prepared in conformity with the consolidation principles of Brazilian Corporation Law, including the jointly controlled investments, in compliance with BACEN and CVM instructions and comprise the financial statements of the leasing companies based on the financial method of accounting.

Accordingly, upon consolidation, intercompany investments, account balances, revenue, expenses and unrealized income were eliminated from the financial statements and in the case of investments which are jointly controlled with other stockholders, asset, liability and income components are included in the consolidated financial statements in proportion to the parent company's percentage capital ownership of each investee.

Goodwill on the acquisition of investments is presented in deferred expenses and minority interests in net income and stockholders' equity are separately disclosed.

Notes to the Financial Statements

These consolidated financial statements include those of Banco Bradesco S.A., its subsidiary and associated companies, including its foreign branches and its direct and indirect jointly controlled investments as follows:

	Activity area	Ownership	
		2002	2001
Financial area - Local			
Banco Baneb S.A. (4)	Banking	99.97%	99.97%
Banco BCN S.A. (4)	Banking	100.00%	100.00%
Banco BEA S.A. (1) (2) (4)	Banking	88.68%	-
Banco Boavista Interatlântico S.A. (4)	Banking	100.00%	100.00%
Banco das Nações S.A. (4)	Banking	100.00%	100.00%
Banco de Crédito Real de Minas Gerais S.A. (4)	Banking	99.99%	99.99%
Banco Finasa de Investimento S.A. (1) (4)	Banking	77.35%	-
Banco Mercantil de São Paulo S.A. (1) (4)	Banking	79.73%	-
BCN Leasing - Arrendamento Mercantil S.A. (4)	Leasing	99.94%	99.94%
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	99.99%	99.99%
BRAM - Bradesco Asset Management Ltda and subsidiary	Asset Management	99.99%	99.99%
Companhia Brasileira de Meios de Pagamento – VISANET (3) and subsidiary	Services	38.97%	38.97%
Continental Banco S.A.	Banking	100.00%	100.00%
Finasa Leasing Arrendamento Mercantil S.A. (1) (4)	Leasing	79.72%	-
Financial area - Foreign			
Banco Bradesco Argentina S.A.	Banking	99.99%	99.99%
Bradesco Securities, Inc.	Brokerage	100.00%	100.00%
Banco Mercantil de São Paulo International S.A. (1)	Banking	79.73%	-
BCN Grand Cayman	Banking	100.00%	100.00%
Boavista Grand Cayman	Banking	100.00%	100.00%
Bradesco Grand Cayman	Banking	100.00%	100.00%
Bradesco New York	Banking	100.00%	100.00%
Mercantil Grand Cayman (1)	Banking	79.73%	-
Mercantil Londres (1)	Banking	79.73%	-
Mercantil New York (1)	Banking	79.73%	-
Insurance, Pension Plan and Saving Bonds Area			
Atlântica Capitalização S.A. (4)	Saving Bonds	99.66%	99.81%
Aurea Seguros S.A. (3)	Insurance	27.41%	27.45%
BCN Seguradora S.A. (4) (5)	Insurance	-	98.28%
Bradesco Argentina de Seguros S.A. (4)	Insurance	99.43%	99.58%
Bradesco Capitalização S.A. (4)	Saving Bonds	99.65%	99.80%
Bradesco Saúde S.A. (4)	Insurance	99.66%	99.81%
Bradesco Seguros S.A. (4)	Insurance	99.66%	99.81%
Bradesco Vida e Previdência S.A. (4) (12)	Pension Plan/Insurance	99.65%	99.80%
Finasa Seguradora S.A. (1) (6)	Insurance	99.37%	-
Indiana Seguros S.A. (4)	Insurance	39.86%	39.92%
Novo Hamburgo Companhia de Seguros Gerais (4) (7)	Insurance	-	84.45%
Prudential - Bradesco Seguros S.A. (4) (8)	Insurance	-	48.25%
Seguradora Brasileira de Crédito à Exportação S.A. (3) (4)	Insurance	12.05%	13.72%
União Novo Hamburgo Seguros S.A. (4) (9)	Insurance	91.19%	79.89%
Other Activities			
ABS - Empreendimentos Imobiliários, Participações e Serviços S.A.	Real Estate	99.09%	99.24%
Bradescor Corretora de Seguros Ltda.	Insurance Brokerage	99.99%	99.99%
Cibrasec - Companhia Brasileira de Securitização (3) and subsidiary	Credit Acquisition	10.00%	10.00%
CPM Holdings Limited (3) and subsidiary	Holding	49.00%	49.00%
Latasa S.A. (3) (10) and subsidiary	Metal Products	39.12%	39.04%
Pevê Prédios S.A. (1)	Real Estate	70.19%	-
Scopus Tecnologia S.A. e suas controladas (11)	Information Technology	99.99%	25.00%
SERASA S.A. (3) (11) (13)	Services	20.42%	16.61%
Smart Club do Brasil Ltda. (3)	Services	20.00%	20.00%
União de Comércio e Participações Ltda.	Holding	99.99%	99.99%

(1) Acquired in first six months of 2002; (2) New name of Banco do Estado do Amazonas S.A. – BEA; (3) Proportionally consolidated in accordance with CMN Resolution 2723 and CVM Instruction 247; (4) Companies audited by other independent auditors in 2001; (5) BCN Seguradora S.A. was merged into Bradesco Seguros S.A. in November 2001; (6) Company became a subsidiary of Bradesco Seguros S.A. in May 2002; (7) Novo Hamburgo Cia. de Seguros Gerais was merged into Cia. União de Seguros Gerais in October 2001; (8) Sold in July 2002; (9) New name of Cia. União de Seguros Gerais; (10) New name of Latasa – Latas de Alumínio S.A.; (11) Percentage ownership increased through acquisition of shares; (12) New name of Bradesco Previdência e Seguros S.A.; (13) New name of SERASA Centralização de Serviços dos Bancos S.A.

Notes to the Financial Statements

f) During the first half of 2002, Bradesco acquired the share control of Banco BEA S.A., through a privatization process, of Banco Cidade S.A. and subsidiaries and of Banco Mercantil de São Paulo S.A. and subsidiaries. These acquisition processes were ratified by the Brazilian Central Bank on May 31, 2002 and March 25, 2002, respectively.

We present below the main adjusted account balances of these companies:

In thousands of reais

	Banco Mercantil de São Paulo S.A. and Subsidiaries	Banco BEA S.A. (1)	Banco Cidade S.A. and Subsidiaries (2)
	June 30, 2002	May 31, 2002	May 31, 2002
ASSETS			
Current assets and long-term receivables	6,955,525	696,008	1,181,832
Funds available	68,189	17,756	48,629
Short-term interbank investments	650,361	115,501	159,917
Securities	875,595	310,339	249,617
Interbank and interdepartmental accounts	338,493	43,690	43,887
Credit and leasing operations	3,375,570	179,044	528,800
Other receivables and other assets	1,647,317	29,678	150,982
Permanent assets	539,382	14,268	38,107
- Investments	24,452	4	19,877
- Property and equipment	409,461	14,264	17,400
- Deferred charges	105,469	-	830
Total	7,494,907	710,276	1,219,939
LIABILITIES			
Current and long-term liabilities	6,703,533	569,252	1,029,241
Demand, time and interbank deposits	4,162,626	225,635	404,761
Savings account deposits	541,533	38,508	-
Deposits received under security repurchase agreements and funds from acceptance and issuance of securities	943,993	251,966	231,434
Interbank and interdepartmental accounts	48,915	54	3,003
Borrowings and onlendings	568,535	10,886	269,053
Other liabilities	437,931	42,203	120,990
Deferred income	826	-	141
Minority interest	53,450	-	-
Stockholders' equity	737,098	141,024	190,557
Total	7,494,907	710,276	1,219,939

In thousands of reais

	Banco Mercantil de São Paulo S.A. and Subsidiaries	Banco BEA S.A.
	April 1 to June 30, 2002	January 1 to June 30, 2002
STATEMENT OF INCOME		
Income from lending and trading activities	511,326	70,665
Expenses from lending and trading activities	525,770	19,744
Gross profit from financial intermediation	(14,444)	50,921
Other operating income (expenses), net	(13,446)	(15,594)
Operating income	(27,890)	35,327
Non-operating income (expenses), net	23,641	(684)
Income before taxes on income	(4,249)	34,643
Income tax and social contribution	31,312	(6,676)
Adjusted net income	27,063	27,967

(1) On June 10, 2002, Banco Bradesco S.A. and Banco BEA S.A. entered into an agreement for the assignment of assets and rights and assumption of liabilities in which Bradesco assumes at book value assets in the amount of R$ 227,233 thousand (mainly, credit operations and interbank accounts), liabilities in the amount of R$ 307,706 thousand (mainly deposits) and memorandum accounts in the amount of R$ 418,178 thousand.

(2) Banco Cidade S.A. was merged into Banco BCN S.A. in June 2002 with no impact on results.

Notes to the Financial Statements

4. ADJUSTED BALANCE SHEET AND STATEMENT OF INCOME BY BUSINESS SEGMENT

The consolidated balance sheet and statement of income at June 30, 2002, by business segment, are presented below in accordance with the Chart of Accounts for National Financial System Institutions (COSIF).

Balance Sheet

In thousands of reais

	Financial (1) (6)		Insurance (6)		Pension Plan	Savings Bond (6)	Other Activities (6)	Amounts eliminated (2)	Total Consolidated
	Local	Foreign (3) (4)	Local	Foreign (3)					
ASSETS									
Current assets	78,006,100	10,017,167	2,167,581	46,408	10,711,127	1,258,804	646,661	(6,960,283)	95,893,565
Funds available	1,938,095	173,854	13,555	13,970	31,898	388	14,285	(54,714)	2,131,331
Short-term interbank investments	4,936,826	343,696	14,235	–	16,874	–	625	(31,206)	5,281,050
Securities and financial derivative instruments	18,338,633	2,523,194	1,015,216	27,501	10,318,633	1,227,793	244,918	(1,721,170)	31,974,718
Interbank accounts	6,382,196	10,101	–	–	–	–	–	(251)	6,392,046
Credit and leasing operations	27,078,629	6,911,374	–	–	–	–	–	(4,401,580)	29,588,423
Other receivables and other assets	19,331,721	54,948	1,124,575	4,937	343,722	30,623	386,833	(751,362)	20,525,997
Long-term receivables	16,585,730	2,323,322	987,007	284	2,946,914	272,984	195,374	(407,529)	22,904,086
Short-term interbank investments	121,197	–	–	–	–	–	–	–	121,197
Securities and financial derivative instruments	1,829,479	613,192	485,824	–	2,912,709	218,142	56,222	(180,961)	5,934,607
Interbank accounts	307,279	–	–	–	–	–	–	–	307,279
Credit and leasing operations	11,289,900	1,581,721	–	–	–	–	–	(220,348)	12,651,273
Other receivables and other assets	3,037,875	128,409	501,183	284	34,205	54,842	139,152	(6,220)	3,889,730
Permanent assets	8,904,432	12,969	1,942,126	1,584	314,689	366,124	874,676	(6,709,349)	5,707,251
Investments (5)	5,530,183	–	1,765,559	–	150,767	348,076	170,476	(7,347,100)	617,961
Property and equipment in use and leased assets	2,464,022	11,657	129,897	349	125,668	18,048	624,311	(738,810)	2,635,142
Deferred charges	910,227	1,312	46,670	1,235	38,254	–	79,889	1,376,561	2,454,148
Total	103,496,262	12,353,458	5,096,714	48,276	13,972,730	1,897,912	1,716,711	(14,077,161)	124,504,902
LIABILITIES									
Current liabilities	73,936,766	8,236,681	1,778,622	36,106	460,205	215,990	451,856	(6,465,621)	78,650,605
Deposits	38,780,040	2,658,266	–	–	–	–	–	(168,967)	41,269,339
Deposits received under security re-purchase agreements	8,686,550	2,101	–	–	–	–	–	–	8,688,651
Funds from the acceptance and issuance of securities	3,257,912	1,497,808	–	–	–	–	13,350	(454,114)	4,314,956
Interbank accounts	154,649	4,313	–	–	–	–	–	(251)	158,711
Borrowings and onlendings	11,331,524	4,016,130	–	–	–	–	85,522	(4,694,879)	10,738,297
Financial derivative instruments	481,050	137	–	–	–	–	4,568	(88,329)	397,426
Other liabilities	11,245,041	57,926	1,778,622	36,106	460,205	215,990	348,416	(1,059,081)	13,083,225
Long-term liabilities	20,289,120	1,905,197	360,013	-	177,068	137,948	224,947	(1,864,094)	21,230,199
Deposits	9,382,935	236,968	–	–	–	–	–	(40,886)	9,579,017
Deposits received under security re-purchase agreements	6,468	–	–	–	–	–	–	–	6,468
Funds from the acceptance and issuance of securities	2,363,293	35,792	–	–	–	–	47,643	(1,638,232)	808,496
Borrowings and onlendings	4,673,189	893,544	1,127	–	–	–	90,402	(94,334)	5,563,928
Financial derivative instruments	179,303	–	–	–	–	–	–	(24,656)	154,647
Other liabilities	3,683,932	738,893	358,886	–	177,068	137,948	86,902	(65,986)	5,117,643
Technical reserves for insurance, private pension plans and savings bonds	-	-	794,626	255	12,158,758	1,225,647	-	-	14,179,286
Deferred income	11,535	-	-	-	52	-	320	-	11,907
Minority interest and net equity of the subsidiaries	(859,718)	2,211,580	2,163,453	11,915	1,176,647	318,327	1,039,588	(5,747,446)	314,346
Stockholders' equity of the parent company	10,118,559	-	-	-	-	-	-	-	10,118,559
Total	103,496,262	12,353,458	5,096,714	48,276	13,972,730	1,897,912	1,716,711	(14,077,161)	124,504,902

Notes to the Financial Statements

Adjusted Statement of Income

Six-month periods ended June 30 - In thousands of reais

	Financial (1) (6)		Insurance (6)		Pension	Savings Bond	Other	Amounts	Total
	Local	Foreign (3)	Local	Foreign (3)	Plan	(6)	Activities (6)	Eliminated (2)	Consolidated
Income from lending and trading activities	11,128,164	1,818,125	142,500	(15,822)	803,616	120,120	29,777	(982,220)	13,044,260
Credit operations	6,543,450	1,098,979	-	-	-	-		(780,102)	6,862,327
Leasing operations	206,526	-	-	-	-	-	-	(89)	206,437
Security transactions	3,454,741	692,451	142,500	(15,822)	803,616	120,120	29,777	(211,096)	5,016,287
Financial derivative instruments	(789,115)	1,096	-	-	-	-	-	145	(787,874)
Foreign exchange transactions	1,571,779	25,599	-	-	-	-	-	8,922	1,606,300
Compulsory deposits	140,783	-	-	-	-	-	-	-	140,783
Expenses	8,158,389	1,736,595	-	-	-	-	618	(977,660)	8,917,942
Interest and charges on:									
Deposits received under security repurchase agreements	4,199,453	1,112,469	-	-	-	-	-	(362,679)	4,949,243
Borrowings and onlendings	2,609,401	624,589	-	-	-	-	-	(614,981)	2,619,009
Leasing operations	6,185	-	-	-	-	-	-	-	6,185
Allowance for loan losses	1,343,350	(463)	-	-	-	-	618	-	1,343,505
Gross profit from financial intermediation	2,969,775	81,530	142,500	(15,822)	803,616	120,120	29,159	(4,560)	4,126,318
Other operating income (expenses)	(2,301,018)	(50,704)	(25,339)	(3,362)	(507,708)	(21,403)	(1,828)	4,423	(2,906,939)
Commissions and fees	1,641,135	3,589	-	-	36,853	-	236,923	(132,283)	1,786,217
Retained insurance premiums, private pension plans and saving bonds	-	-	1,941,822	1,105	1,847,474	421,918	-	-	4,212,319
Change in technical reserves for insurance, private pension plans and saving bonds	-	-	879	113	(1,141,965)	(28,799)	-	-	(1,169,772)
Claims - insurance operations	-	-	(1,524,298)	(6,027)	(227,736)	-	-	-	(1,758,061)
Savings bond redemptions	-	-	-	-	-	(372,192)	-	-	(372,192)
Insurance and pension plan selling expenses	-	-	(175,476)	(1,266)	(146,724)	-	-	2,907	(320,559)
Expenses with pension plan benefits and redemptions	-	-	-	-	(760,410)	-	-	-	(760,410)
Personnel expenses	(1,589,531)	(10,430)	(114,956)	(121)	(32,170)	(7,289)	(65,879)	-	(1,820,376)
Other administrative expenses	(1,666,394)	(22,531)	(151,990)	(1,220)	(59,650)	(23,496)	(75,465)	146,325	(1,854,421)
Tax expenses	(314,446)	(614)	(27,129)	(206)	(26,348)	(3,061)	(32,411)	-	(404,215)
Equity in the earnings of subsidiary and associated companies (5)	-	-	21,889	-	-	-	1,215	-	23,104
Other operating revenue	334,104	99,216	87,686	(5,449)	16,862	1,820	113,818	(12,701)	635,356
Other operating expenses	(705,886)	(119,934)	(83,766)	9,709	(13,894)	(10,304)	(180,029)	175	(1,103,929)
Operating income	668,757	30,826	117,161	(19,184)	295,908	98,717	27,331	(137)	1,219,379
Non-operating income (expenses), net	(9,452)	3,098	(9,249)	-	(5,120)	-	11,160	137	(9,426)
Income before taxes and profit sharing	659,305	33,924	107,912	(19,184)	290,788	98,717	38,491	-	1,209,953
Provision for income tax and social contribution	(23,306)	(29,480)	(38,807)	(73)	(91,486)	(31,811)	(19,356)	-	(234,319)
Employee profit sharing	(54,795)	-	(6,396)	-	(488)	-	(2,052)	-	(63,731)
Minority interest	(9,818)	-	(2,969)	-	-	-	5,122	-	(7,665)
Net income	571,386	4,444	59,740	(19,257)	198,814	66,906	22,205	-	904,238

(1) The financial area comprises financial institutions and holding companies which are mainly responsible for managing financial resources, as well as and credit card administration and asset management companies.

(2) Amounts eliminated between companies from different segments.

(3) Includes exchange gains/loss from foreign branches and subsidiaries.

(4) Permanent investments are presented net of excess provision in the amount of R$ 54,254 thousand.

(5) Investments and equity in earnings of associated companies are allocated to the segment to which the companies pertain.

(6) Account balances and revenue and expenses between companies in the same segment were eliminated.

Notes to the Financial Statements

5. BALANCE SHEET BY CURRENCY AND EXCHANGE EXPOSURE

We present below the account balances by currency and exchange exposure at June 30, 2002:

			In thousands of reais
	CONSOLIDATED BRADESCO		
	Balance Sheet	Currency	
Balance Sheet by Currency		Local	Foreign (1)
ASSETS			
Funds available	2,131,331	1,145,873	985,458
Short-term interbank investments	5,402,247	4,974,448	427,799
Open market investments	4,449,842	4,205,342	244,500
Interbank deposits	952,405	769,106	183,299
Securities and financial derivative instruments	37,909,325	28,073,661	9,835,664
Interbank and interdepartmental accounts	6,978,514	6,971,269	7,245
Credit and leasing operations	42,239,696	32,421,198	9,818,498
Other assets	24,136,538	13,870,512	10,266,026
Foreign exchange portfolio	12,661,696	2,696,920	9,964,776
Other	11,474,842	11,173,592	301,250
Permanent assets	5,707,251	5,692,698	14,553
Investments	617,961	617,961	-
Property and equipment and leased assets	2,635,142	2,623,136	12,006
Deferred charges	2,454,148	2,451,601	2,547
Total in 2002	124,504,902	93,149,659	31,355,243
LIABILITIES			
Deposits	50,848,356	47,957,658	2,890,698
Demand deposits	10,005,046	9,855,691	149,355
Savings account deposits	18,901,203	18,901,203	-
Interbank deposits	151,508	151,508	-
Time deposits	21,790,599	19,049,256	2,741,343
Deposits received under security repurchase agreements	8,695,119	8,693,018	2,101
Funds from acceptance and issuance of securities	5,123,452	914,371	4,209,081
Interbank and interdepartmental accounts	956,078	410,661	545,417
Borrowings	10,003,147	25,375	9,977,772
Onlendings	6,299,078	5,225,217	1,073,861
Financial derivative instruments	552,073	117,871	434,202
Other liabilities	17,403,501	13,119,634	4,283,867
Foreign exchange portfolio	5,565,678	2,422,824	3,142,854
Subordinated debt	1,989,581	1,178,564	811,017
Other	9,848,242	9,518,246	329,996
Technical reserves for insurance, savings bond and private pension plans	14,179,286	14,179,031	255
Deferred income	11,907	11,907	-
Minority interest in subsidiaries	314,346	314,346	-
Stockholders' equity	10,118,559	10,118,559	-
Capital and reserves	10,435,136	10,435,136	-
Mark-to-market adjustment - Securities and derivatives	(310,727)	(310,727)	-
Treasury stock	(5,850)	(5,850)	-
Total in 2002	124,504,902	101,087,648	23,417,254
Net position of assets and liabilities in 2002	-	-	7,937,989
Net position of derivatives in 2002 (2)	-	-	(4,915,710)
Net exchange position in 2002	-	-	3,022,279
• Investments abroad	-	-	2,610,307
• Other	-	-	411,972

(1) Amounts expressed and/or mainly indexed in U.S. dollars.

(2) *Excluding derivative operations maturing in D + 1, to be settled in currency at June 28, 2002 price levels.*

Notes to the Financial Statements

6. BALANCE SHEETS BY MATURITY

a) We present below the consolidated balance sheet at June 30, 2002, by days to maturity, based on accounting classification:

CONSOLIDATED BRADESCO — In thousands of reais

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Indeterminate	TOTAL
ASSETS						
Current assets and long-term receivables	62,907,099	22,497,570	10,488,896	22,904,086	-	118,797,651
Funds available	2,131,331	-	-	-	-	2,131,331
Short-term interbank investments	4,717,487	377,993	185,570	121,197	-	5,402,247
Securities and financial derivative instruments (1)	24,700,991	6,976,974	296,753	5,934,607	-	37,909,325
Interbank accounts	6,380,990	4,948	6,108	307,279	-	6,699,325
Interdepartmental accounts	279,189	-	-	-	-	279,189
Credit operations	9,228,196	13,707,906	5,597,145	12,009,069	-	40,542,316
Leasing operations	135,865	463,099	456,212	642,204	-	1,697,380
Other receivables	14,867,484	932,252	3,863,345	3,551,119	-	23,214,200
Other assets	465,566	34,398	83,763	338,611	-	922,338
PERMANENT ASSETS	-	-	-	-	5,707,251	5,707,251
Investments	-	-	-	-	617,961	617,961
Property and equipment in use and leased assets	-	-	-	-	2,635,142	2,635,142
Deferred charges	-	-	-	-	2,454,148	2,454,148
TOTAL ASSETS	62,907,099	22,497,570	10,488,896	22,904,086	5,707,251	124,504,902
LIABILITIES						
Current and long-term liabilities	55,124,425	14,500,424	9,025,756	21,230,199	-	99,880,804
Demand deposits (2)	10,005,046	-	-	-	-	10,005,046
Savings account deposits (2)	18,901,203	-	-	-	-	18,901,203
Interbank deposits	133,235	5,106	11,784	1,383	-	151,508
Time deposits	2,506,254	5,572,803	4,133,908	9,577,634	-	21,790,599
Deposits received under security repurchase agreements	8,197,050	386,177	105,424	6,468	-	8,695,119
Funds from acceptance and issuance of securities	1,130,306	2,742,534	442,116	808,496	-	5,123,452
Interbank accounts	158,711	-	-	-	-	158,711
Interdepartmental accounts	797,367	-	-	-	-	797,367
Borrowings	2,308,237	3,696,876	3,019,756	978,278	-	10,003,147
Onlendings	292,162	665,687	755,579	4,585,650	-	6,299,078
Financial derivative instruments	48,292	240,747	108,386	154,648	-	552,073
Other liabilities	10,646,562	1,190,494	448,803	5,117,642	-	17,403,501
TECHNICAL RESERVES FOR INSURANCE, PRIVATE PENSION PLANS AND SAVINGS BONDS	-	-	-	14,179,286	-	14,179,286
DEFERRED INCOME	11,340	412	155	-	-	11,907
MINORITY INTEREST	-	-	-	-	314,346	314,346
STOCKHOLDERS' EQUITY	-	-	-	-	10,118,559	10,118,559
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	55,135,765	14,500,836	9,025,911	35,409,485	10,432,905	124,504,902
ACCUMULATED NET ASSETS	7,771,333	15,768,068	17,231,053	4,725,654	-	-

(1) Investment fund applications are classified under terms of 1 to 30 days.

(2) Demand and savings account deposits are classified on a conservative basis under terms of 1 to 30 days without considering the average historical balance.

Notes to the Financial Statements

7. SHORT-TERM INTERBANK INVESTMENTS

Short-term interbank investments are stated at cost of acquisition plus accrued income, less of the provision for adjustment to probable realization value and are presented below with their corresponding days to maturity:

In thousands of reais

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	TOTAL Consolidated	TOTAL Bradesco
Securities purchased under resale agreements:						
- Own portfolio position	786,981	-	-	-	786,981	303,670
• National Treasury Bonds	121,743	-	-	-	121,743	-
• Financial Treasury Notes	312,813	-	-	-	312,813	196,207
• Central Bank Notes	18,763	-	-	-	18,763	15,094
• Federal Treasury Notes	96,371	-	-	-	96,371	92,369
• Other	237,291	-	-	-	237,291	-
Third-party portfolio position	3,660,741	2,120	-	-	3,662,861	4,831,976
• National Treasury Bonds	2,612,621	-	-	-	2,612,621	2,416,968
• Financial Treasury Notes	159,961	-	-	-	159,961	485,585
• Central Bank Notes	515,937	2,120	-	-	518,057	1,505,583
• Federal Treasury Notes	372,222	-	-	-	372,222	423,840
Total	4,447,722	2,120	-	-	4,449,842	5,135,646
Interbank deposits:						
• Interbank deposits	269,769	376,450	188,569	130,783	965,571	5,670,948
• Provison for loss	(4)	(577)	(2,999)	(9,586)	(13,166)	(12,077)
Total	269,765	375,873	185,570	121,197	952,405	5,658,871
Total in 2002	4,717,487	377,993	185,570	121,197	5,402,247	10,794,517
%	87.3	7.0	3.5	2.2	100.0	100.0
Total in 2001	1,268,790	145,138	99,148	134,451	1,647,527	8,175,538
%	77.0	8.8	6.0	8.2	100.0	100.0

8. SECURITIES AND FINANCIAL DERIVATIVE INSTRUMENTS

a) New recording and classification policies

Through its Circulars 3068/2001 and 3082/2002, BACEN established new accounting policies for recording and classifying securities and financial derivative instruments, introducing the mark-to-market concept and classification based on whether management intends to trade a particular security or financial derivative instrument in the future or not. The securities must be classified and recorded based on the new policies as follows:

- Trading securities: securities which are acquired for the purpose of being actively and frequently traded. These securities are recorded based on market value as a counter-entry to results for the period;

- Securities available for sale: securities which are not specifically intended for trading purposes or to be held in portfolio up to maturity. These securities are recorded based on market value as a counter-entry to a specific account in stockholders' equity named "Mark-to-market adjustment - Securities and Derivatives", at amounts net of tax effects; and

- Securities held to maturity: securities for which there exists intention and financial capacity for maintenance in portfolio up to maturity. These securities are recorded at their corresponding cost of acquisition, plus accrued income in results for the period.

b) Transition criteria for implementation of the new rules (Circular Letter 3026/2002 of BACEN)

The effects of the change in accounting policy were determined pursuant to the requirements of Circular Letter 3026/2002, and consisted of the application of new criteria be applied for the purposes of calculating the portfolio at December 31, 2001, remaining at June 30, 2002, directly in stockholders' equity, adjusted for tax effects. The new criteria are summarized below:

- Trading securities - When market value is higher than book value, the difference in assets are recorded as a counter-entry to retained earnings. When market value is lower than book value, no adjustment is required since prior criteria determined that an allowance for mark-to-market should be recorded.

- Securities available for sale - When market value is higher than book value, the difference in assets are recorded as a counter-entry to a specific account in stockholders' equity named "Mark-to-market adjustment - Securities and Derivatives", at amounts net of tax effects. When market value is lower than book value, the negative amount is recorded in a specific account in stockholders' equity named "Mark-to-market adjustment - Securities and Derivatives", as a counter-entry to the retained earnings account, net of tax effects.

Notes to the Financial Statements

- Securities held to maturity - When market value is higher than book value, no adjustment is required. When market value is lower than book value, the allowance for mark-to-market of the security is reversed in accordance with prior rules, as a counter-entry to retained earnings in stockholders' equity, net of tax effects.

Financial derivative instruments – The difference between market value and corresponding book value is recorded in retained earnings, net of tax effects.

c) The application of the new rules generated effects in stockholders' equity: in retained earnings and in the "Mark-to-market adjustment -

	In thousands of reais
IN RETAINED EARNINGS	
• Derivatives	21,146
Total adjustment of trading securities	21,146
• Shares	35,086
• Debentures	20,678
• Central Bank Notes	23,037
• Federal Treasury Notes	3,643
• Other	8,520
Total Adjustment of securities avaliable for sale	90,964
Total adjustment in retained earnings	112,110

In "Mark-to-market adjustment - Securities and Derivatives":

In thousands of reais

	December/2001			Movement for six-month period		June/2002
	Positive adjustment (1)	Negative adjustment (2)	Balance	(3)	(4)	Balance
Total adjustment of securities avaliable for sale						
• Shares	108,382	(53,160)	55,222	(108,382)	(116,516)	(169,676)
• Debentures	-	(31,330)	(31,330)	-	(2,052)	(33,382)
• Central Bank Notes	138,000	(34,905)	103,095	(138,000)	(67,275)	(102,180)
• Federal Treasury Notes	52,259	(5,520)	46,739	(52,259)	(69,897)	(75,417)
• Financial Treasury Notes	-	(541)	(541)	-	(85,111)	(85,652)
• Other	-	(12,368)	(12,368)	-	7,877	(4,491)
Total	**298,641**	**(137,824)**	**160,817**	**(298,641)**	**(332,974)**	**(470,798)**
• Tax Effects	(101,538)	46,860	(54,678)	101,538	113,211	160,071
Total net of tax effects	**197,103**	**(90,964)**	**106,139**	**(197,103)**	**(219,763)**	**(310,727)**

(1) Adjustment to account "Mark-to-market adjustment – Securities and derivatives" relating to prior-year gains on securities available for sale as a counter-entry to assets.

(2) Adjustment to account "Mark-to-market adjustment – Securities and derivatives" of prior-year losses with securities available for sale as a counter-entry to retained earnings.

(3) *Absorption of gain relating to the prior-year positive adjustment described in item one above.*

(4) Recognition of negative adjustment for the six-month period.

Notes to the Financial Statements

d) We present below the amounts of net income and of stockholders' equity for the six-month period ended June 30, 2002, without the effects produced by the application of BACEN Circulars 3068/2001 and 3082/2002:

In thousands of reais

	Net Income	Stockholders' Equity
Balance Presented	904,238	10,118,559
• Adjustment to market value o securities available for sale (1)	(332,974)	(41,154)
• Adjustment market value of securities held to maturity (2)	(474,731)	(474,731)
• Positive Mark-to-market adjustment of trading securities (3)	-	-
• Adjustment to market value of financial derivative instruments (4)	(46,237)	(46,237)
• Absortion of excess provision for market risk fluctuation (5)	801,574	801,574
• Tax effects	17,805	(81,414)
Total net of tax effects	869,675	10,276,597

(1) The negative mark-to-market adjustment of securities available for sale recorded in stockholders' equity pursuant to Circular 3068/2001, would be recorded income based on prior criteria and the positive mark-to-market of certain securities would not be recorded in stockholders' equity.

(2) The negative mark-to-market adjustment of securities held to maturity, not required pursuant to Circular 3068/2001, would be recorded as a provision based on prior criteria. This effect, disclosed separately in this line for presentation purposes, is effectively offset against "absorption of additional provision", described below, since Bradesco recorded this provision in accordance with its prudent and conservative approach.

(3) No gains on the mark-to-market adjustment of trading securities were recorded for the six-month period.

(4) Gains on the mark-to-market adjustment of financial derivative instruments required by Circular 3082/2002 the disclosure of which was required pursuant to prior criteria.

(5) Excess provision for market risk fluctuation presented at June 30, 2002 (Note 9) comprises the provision for securities held to maturity and accordingly offsets the effect of item "2" described above and the remaining provision should be addressed based on the general context of the application of the new mark-to-market criteria.

e) Summary of the classification of securities at June 30, 2002

In thousands of reais

	Financial	Insurance/ Saving Bonds	Private Pension Plan	Other Activities	Total	%
Trading securities	9,987,530	203,263	8,982,018	93,699	19,266,510	50.8
Securities available for sale	10,074,035	2,727,481	2,256,811	68,817	15,127,144	39.9
Securities held to maturity	1,533,548	-	1,982,123	-	3,515,671	9.3
Total	21,595,113	2,930,744	13,220,952	162,516	37,909,325	100.0

Notes to the Financial Statements

f) Consolidated classification by category and days to maturity:

In thousands of reais

SECURITIES	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More Than 360 days	Mark to Market/ Recorded (1)	Cost	Unreleased/ Gain (Loss)
I. TRADING SECURITIES	4,045,194	6,540,261	870,313	7,810,742	19,266,510	19,509,715	(243,205)
- FINANCIAL	1,075,285	4,740,878	167,091	4,004,276	9,987,530	10,212,640	(225,110)
Financial Treasury Notes	76,961	884,924	29,108	3,335,736	4,326,729	4,487,975	(161,246)
National Treasury Books	665,545	3,413,679	102,236	9,712	4,191,172	4,207,209	(16,037)
Debentures	6,073	-	23	482,853	488,949	490,774	(1,825)
Central Bank Notes	11,098	297,973	38	1,410	310,519	312,115	(1,596)
Brazilian Foreign Debt Notes	178,639	52,833	19,002	93,280	343,754	360,521	(16,767)
Fixed Rate Note	8,202	49,673	16,107	47,495	121,477	126,039	(4,562)
Other	128,767	41,796	577	33,790	204,930	228,007	(23,077)
- INSURANCE AND SAVING BONDS	119,959	7,850	16,739	58,715	203,263	203,263	-
Shares (Funds)	100,866	-	-	-	100,866	100,866	-
Financial Treasury Notes	13,064	5,303	16,445	57,486	92,298	92,298	-
Other	6,029	2,547	294	1,229	10,099	10,099	-
- PRIVATE PENSIONS PLANS	2,789,617	1,789,431	678,985	3,723,985	8,982,018	9,000,113	(18,095)
Financial Treasury notes	1,385,820	12,202	677,801	3,695,083	5,770,906	5,789,001	(18,095)
National Treasury Bonds	754,139	1,373,956	-	2,270	2,130,365	2,130,365	-
Central Bank Notes	394,351	345,839	283	6,028	746,501	746,501	-
Shares (Funds)	190,999	-	-	-	190,999	190,999	-
Federal Treasury Notes	34,244	43,567	-	-	77,811	77,811	-
Debentures	27,922	11,294	14	19,273	58,503	58,503	-
Other	2,142	2,573	887	1,331	6,933	6,933	-
- OTHER ACTIVITIES	60,333	2,102	7,498	23,766	93,699	93,699	-
Other Funds	23,269	-	242	-	23,511	23,511	-
Financial Treasury Notes	24,454	627	7,253	23,063	55,397	55,397	-
Certificate of Bank Deposit	7,910	1	-	-	7,911	7,911	-
Other	4,700	1,474	3	703	6,880	6,880	-
II. SECURITIES AVALIABLE FOR SALE	6,112,460	6,158,358	285,220	2,571,106	15,127,144	15,599,943	(472,799)
- FINANCIAL	3,220,988	5,657,392	95,854	1,099,801	10,074,035	10,399,168	(325,133)
Central Bank Notes	2,206,122	2,707,031	53,488	6,256	4,972,897	5,075,237	(102,340)
Federal Treasury Notes	81,405	2,119,512	-	173,038	2,373,955	2,449,344	(75,389)
Mortgage Notes	556,433	579,477	6,890	11,196	1,153,996	1,154,034	(38)
Debentures	3,092	31,135	10,403	359,570	404,200	419,084	(14,884)
Financial Derivative Instruments (Funds)	55,842	159,931	20,597	109,029	345,399	345,399	-
Financial Treasury Notes	-	-	-	292,055	292,055	320,479	(28,424)
Shares	303,359	-	-	-	303,359	398,433	(95,074)
Certificate of bank deposit	4,895	58,310	-	57,260	120,465	120,465	-
Other	9,840	1,996	4,476	91,397	107,709	116,693	(8,984)
- INSURANCE AND SAVING BONDS	761,844	498,520	183,737	1,283,380	2,727,481	2,831,488	(104,007)
Financial Treasury Notes	103,130	75,139	180,880	1,267,491	1,626,640	1,680,649	(54,009)
Shares	500,593	-	-	-	500,593	532,556	(31,963)
National Treasury Bonds	59,074	357,440	2	-	416,516	416,516	-
Central Bank Notes	67,642	44,834	-	-	112,476	112,476	-
Debentures	2,199	2,372	-	12,990	17,561	35,596	(18,035)
Other	29,206	18,735	2,855	2,899	53,695	53,695	-
- Private Pension Plans	2,071,121	-	-	185,690	2,256,811	2,300,470	(43,659)
Shares	968,452	-	-	-	968,452	1,011,879	(43,427)
Federal Treasury Notes	915,253	-	-	-	915,253	915,253	-
Privatization Certificates	-	-	-	135,493	135,493	135,493	-
Debentures	92,790	-	-	21,642	114,432	114,664	(232)
Financial Treasury Notes	66,624	-	-	-	66,624	66,624	-
Other	28,002	-	-	28,555	56,557	56,557	-
- OTHER ACTIVTIES	58,507	2,446	5,629	2,235	68,817	68,817	-
Certificate of bank deposit	41,770	2,446	5,629	29	49,874	49,874	-
Other	16,737	-	-	2,206	18,943	18,943	-
III. SECURITIES HELD TO MATURITY (2)	43,928	-	101,210	3,370,533	3,515,671	4,065,402	(549,731)
- FINANCIAL	43,928	-	101,210	1,388,410	1,533,548	2,083,279	(549,731)
Central Bank Notes	-	-	96,600	736,118	832,718	992,216	(159,498)
Brazilian Foreign Debt Notes	43,928	-	1,108	652,292	697,328	1,087,398	(390,070)
Federal Treasury Notes	-	-	3,502	-	3,502	3,665	(163)
- PRIVATE PENSION PLANS	-	-	-	1,982,123	1,982,123	1,982,123	-
Federal Treasury Notes	-	-	-	1,982,123	1,982,123	1,982,123	-
TOTAL	10,201,582	12,698,619	1,256,743	13,752,381	37,909,325	39,175,060	(1,265,735)

Notes to the Financial Statements

Investment fund applications: stated based on the paper comprising their portfolios. The date of maturity was considered for the purpose of distribution, regardless of accounting classification.

(1) This column presents book value subsequent to mark-to-market adjustment, except the investment in Federal Treasury Notes under Private Pension Plans, classified in securities available for sale, the market value of which exceeds book value by an amount of R$ 46,361 thousand.
(2) Even though pursuant to BACEN Circular 3068/2001, securities classified in the "held to maturity" category are not required to be marked to market and are not characterized as permanent loss, Bradesco Management adopting a prudent and conservative approach, recorded an allowance for mark-to-market relating to these securities in the amount R$ 549,731 thousand, of which an amount of R$ 474,731 thousand was recorded calculated on corresponding market prices at June 28, 2002.

g) Composition of the portfolio and days to maturity:

In thousands of reais

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Total Consolidated	Total Bradesco
Own Portfolio	7,316,999	7,311,214	1,089,403	12,433,255	28,150,871	4,342,984
Fixed Income Services	5,215,606	7,311,214	1,089,403	12,433,255	26,049,478	4,177,479
• Financial Treasury Notes	1,641,641	964,063	902,605	8,224,531	11,732,840	476,539
• National Treasury Bonds	899,234	3,978,379	85,550	11,981	4,975,144	116,495
• Mortgage Notes	566,726	579,477	6,890	11,196	1,164,289	1,128,170
• Federal Treasury Notes	960,643	475,677	3,502	2,003,673	3,443,495	385,852
• Certificate of bank deposit	62,405	64,085	9,904	58,729	195,123	71,718
• Debentures	134,975	21,640	10,449	743,584	910,648	176,997
• Central Bank Note	614,826	1,096,972	29,566	310,520	2,051,884	872,943
• Fixed Rate Notes	8,201	49,673	16,108	47,495	121,477	76,953
• Euronotes	5,525	3,803	-	11,131	20,459	106,898
• Brazilian Foreign Debt Notes	221,911	40,195	20,109	745,573	1,027,788	716,362
• State and Municipal government securities	11,056	-	-	28,555	39,611	6,690
• Other	88,463	37,250	4,720	236,287	366,720	41,862
Equity securities	2,101,393	-	-	-	2,101,393	165,505
• Shares of listed companies (Technical Reserves)	1,468,995	-	-	-	1,468,995	-
• Shares and quotas (Other)	632,398	-	-	-	632,398	165,505
Subject to Commitments	2,884,583	5,387,405	167,340	1,319,126	9,758,454	6,218,376
Repurchase and sale agreements	2,483,151	1,909,734	104,777	588,031	5,085,693	3,032,152
• Financial Treasury Notes	12,927	937	272	370,453	384,589	50,601
• National Treasury Bonds	566,195	63,307	-	-	629,502	367,078
• Federal Treasury Notes	134,652	879,789	-	-	1,014,441	879,789
• Debentures	-	23,219	-	154,148	177,367	177,367
• Central Bank Note	1,768,721	929,844	104,505	63,430	2,866,500	1,544,023
• Brazilian Foreign debt Notes	656	12,638	-	-	13,294	13,294
Collateral Provided	220,465	342,914	25,220	215,678	804,277	467,845
• Financial Treasury Notes	15,429	2,288	8,610	68,462	94,789	88,407
• National Treasury Bonds	19,423	17,436	-	-	36,859	17,301
• Federal Treasury Notes	2,705	23,403	264	80,489	106,861	-
• Central Bank Note	182,908	299,787	16,346	66,727	565,768	362,137
Brazilian Central Bank	121,191	2,973,208	16,746	390,245	3,501,390	2,541,115
• Financial Treasury Notes	56	10,907	-	7,468	18,431	-
• National Treasury Notes	-	1,088,176	16,746	-	1,104,922	750,012
• Federal Treasury Bonds	3,141	804,683	-	71,845	879,669	635,421
• Central Bank Note	117,994	1,069,442	-	310,932	1,498,368	1,155,682
Privatization currencies	-	1,619	-	16,143	17,762	15,399
Financial derivative Instruments	59,776	159,930	20,597	109,029	349,332	161,865
Total at June, 2002	10,201,582	12,698,619	1,256,743	13,752,381	37,909,325	10,561,360
%	26.9	33.5	3.3	36.3	100.0	
Total at June, 2001	20,304,475	2,560,921	2,116,558	10,521,542	35,503,496	11,233,374
%	57.2	7.2	6.0	29.6	100.0	

The above amounts are less of allowance for mark-to-market classified as "held to maturity", in total of R$ 549,731 thousand.

Investment fund applications: stated based on the paper comprising their portfolios. The date of maturity was considered for the purpose of distribution, regardless of accounting classification.

Notes to the Financial Statements

h) Criteria used to determine market value:

The market value of securities and investments is determined based on the market price practiced on the balance sheet date. In the event no market prices are available, amounts are estimated based on the prices quoted by dealers, on price definition models, quotation models or quotations for instruments with similar characteristics.

9. EXCESS PROVISION MARKET RISK OSCILATION

In thousands of reais

	Securities (1)	Investment (2)	Exchange Variation (3)	Total
Balance at December 31, 2001	438,000	67,000	-	505,000
Amount recorded/written off	111,731	(12,746)	197,589	296,574
Balance at June 30, 2002	549,731	54,254	197,589	801,574

(1) Note 8f.
(2) Note 4.
(3) Note 14d.

10. CREDIT OPERATIONS

a) Total portofolio composition and days to maturity:

In thousands of reais

	Consolidated Bradesco - Normal Course									
	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	More than 360 days	Total at June 30, 2002(A)	%	Total at June 30, 2001(A)	%
Discount and Trade Receivables and Other Loans	6,695,711	3,403,087	2,859,794	2,810,237	2,187,953	3,289,409	21,246,191	41.5	17,875,853	41.9
Financings	1,231,124	960,077	1,087,031	2,099,823	2,904,850	6,754,393	15,037,298	29.3	12,904,344	30.2
Rural and Agribusiness Loans	121,351	124,089	194,162	451,750	373,313	1,987,728	3,252,393	6.3	2,908,410	6.8
Subtotal	8,048,186	4,487,253	4,140,987	5,361,810	5,466,116	12,031,530	39,535,882	77.1	33,688,607	78.9
Leasing Operations (1)	226,287	86,566	83,874	249,633	351,727	636,846	1,634,933	3.2	1,740,952	4.1
Advances on Foreign Exchange Contracts (2)	1,840,787	1,014,474	773,392	1,464,323	1,211,358	-	6,304,334	12.3	4,345,085	10.2
Subtotal	10,115,260	5,588,293	4,998,253	7,075,766	7,029,201	12,668,376	47,475,149	92.6	39,774,644	93.2
Other Receivables (3)	120,577	39,322	36,492	68,593	103,721	113,343	482,048	0.9	442,754	1.0
Total Credit Operations	10,235,837	5,627,615	5,034,745	7,144,359	7,132,922	12,781,719	47,957,197	93.5	40,217,398	94.2
Sureties and Guarantees (4)	2,285,104	71,394	49,643	84,710	279,275	578,053	3,348,179	6.5	2,473,618	5.8
Total	12,520,941	5,699,009	5,084,388	7,229,069	7,412,197	13,359,772	51,305,376	100.0	42,691,016	100.0

In thousands of reais

	Consolidated Bradesco - Normal Course								
	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 720 days	Total at June 30, 2002 (B)	%	Total at June, 30 2001 (B)	%
Discount of Trade Receivables and Other Loans	365,137	191,082	258,173	348,609	465,437	1,628,438	75.9	1,218,181	72.8
Financings	111,253	51,420	26,201	45,472	54,745	289,091	13.5	205,909	12.3
Rural and Agribusiness Loans	3,823	12,183	1,272	5,571	15,068	37,917	1.8	95,433	5.7
Subtotal	480,213	254,685	285,646	399,652	535,250	1,955,446	91.2	1,519,523	90.8
Leasing Operations (1)	18,435	7,790	4,833	9,136	10,566	50,760	2.4	51,922	3.1
Advances on Foreign Exchange Contracts (2)	27,805	4,223	638	392	1,499	34,557	1.6	58,235	3.5
Subtotal	526,453	266,698	291,117	409,180	547,315	2,040,763	95.2	1,629,680	97.4
Other Receivables (3)	2,819	1,507	1,346	4,037	8,295	18,004	0.8	16,628	1.0
Total Credit Operations	529,272	268,205	292,463	413,217	555,610	2,058,767	96.0	1,646,308	98.4
Sureties and Guarantees (4)	68,055	3,393	738	1,270	12,489	85,945	4.0	26,359	1.6
Total	597,327	271,598	293,201	414,487	568,099	2,144,712	100.0	1,672,667	100.0

Notes to the Financial Statements

CONSOLIDATED BRADESCO

Abnormal Course - Installments Falling Due

In thousands of reais

	Up to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total at June 30, 2002(C)	%	Total at June 30, 2001(C)	%	Total at June 30, 2002 (A+B+C)	%	Total at June 30, 2001 (A+B+C)	%
Discount of Trade Receivables and Other Loans	119,153	98,685	81,673	189,087	240,395	324,495	1,053,488	41.2	740,360	37.3	23,928,117	42.7	19,834,394	42.8
Financings	76,026	70,196	66,597	186,728	303,669	586,542	1,289,758	50.4	1,018,371	51.3	16,616,147	29.7	14,128,624	30.5
Rural and Agribusiness Loans	431	655	1,341	1,591	1,502	7,377	12,897	0.5	30,605	1.6	3,303,207	5.9	3,034,448	6.5
Subtotal	195,610	169,536	149,611	377,406	545,566	918,414	2,356,143	92.1	1,789,336	90.2	43,847,471	78.3	36,997,466	79.8
Leasing Operations (1)	14,895	11,337	11,033	34,081	54,972	68,530	194,848	7.6	191,045	9.6	1,880,541	3.4	1,983,919	4.3
Advances on Foreign Exchange Contracts (2)	-	-	-	-	-	-	-	-	-	-	6,338,891	11.3	4,403,320	9.5
Subtotal	210,505	180,873	160,644	411,487	600,538	986,944	2,550,991	99.7	1,980,381	99.8	52,066,903	93.0	43,384,705	93.6
Other Receivables (3)	649	607	1,249	1,106	1,347	3,758	8,716	0.3	3,106	0.2	508,768	0.9	462,488	1.0
Total Credit Operations	211,154	181,480	161,893	412,593	601,885	990,702	2,559,707	100.0	1,983,487	100.0	52,575,671	93.9	43,847,193	94.6
Sureties and Guarantees (4)	-	-	-	-	-	-	-	-	-	-	3,434,124	6.1	2,499,977	5.4
Total	211,154	181,480	161,893	412,593	601,885	990,702	2,559,707	100.0	1,983,487	100.0	56,009,795	100.0	46,347,170	100.0

On an unconsolidated basis, normal course Bradesco credit operations determined on the same basis as presented above total R$ 36,204,515 thousand (June 30, 2001– R$ 32,815,803 thousand), past due installments R$ 1,519,034 thousand (June 30, 2001 - R$ 1,312,028 thousand) and installments falling due R$ 1,454,680 thousand (June 30, 2001 - R$ 1.380.833 thousand).

(1) Leasing operations include operating leases which are presented in the financial statements under leased assets.

(2) Advances on foreign exchange contracts are recorded as a discount to other liabilities.

(3) Other receivables comprise receivables on sureties and guarantees, receivables on purchase of assets, credit instruments receivable, income receivable on foreign exchange contracts and receivables arising from export contracts.

(4) Recorded in memorandum accounts.

b) Credit operations derived from acquisitions

Credit operations derived from the acquisition of the Banks Mercantil de São Paulo, BEA and Cidade as well as Ford Leasing and Banco Ford's portfolio acquired during the first half of 2002, are presented below:

In thousands of reais

	Banco Mercantil de São Paulo S.A. and subsidiaries	Banco BEA S.A (1)	Carteira do Banco Ford	Ford Leasing S.A.	Banco Cidade S.A. and subsidiaries (1)	Total
Credit Operations	3,424,396	185,453	818,476	-	487,468	4,915,793
Leasing Operations	167,117	-	-	113,629	58,138	338,884
Other Receivables	70,249	15,604	-	-	22,229	108,082
Advances on Foreign Exchange Contracts	618,048	-	-	-	-	618,046
Total	4,279,808	201,057	818,476	113,629	567,835	5,980,805
Normal Course	3,848,710	189,244	575,649	69,799	539,815	5,223,217
Abnormal Course	431,098	11,813	242,827	43,830	28,020	757,588

(1) may 5, 2002.

Notes to the Financial Statements

c) Credit Operation Portfolio Distributed by Risk Level:

In thousands of reais

CONSOLIDATED BRADESCO

RISK LEVEL CREDIT OPERATIONS	AA	A	B	C	D	E	F	G	H	Total in 2002	%	Total in 2001	%
Discount of Trade Receivables and Other Loans	7,137,010	8,945,162	2,329,948	2,527,690	781,383	258,275	238,422	224,387	1,485,840	23,928,117	45.5	19,834,394	45.2
Financings	4,367,961	7,124,643	1,610,476	2,606,326	263,102	97,523	82,463	68,056	395,597	16,616,147	31.6	14,128,624	32.2
Rural and Agribusiness Loans	362,194	667,742	200,211	1,595,154	135,187	46,575	34,814	216,068	45,262	3,303,207	6.3	3,034,448	7.0
Subtotal	11,867,165	16,737,547	4,140,635	6,729,170	1,179,672	402,373	355,699	508,511	1,926,699	43,847,471	83.4	36,997,466	84.4
Leasing Operations	80,525	667,212	280,367	631,696	47,435	53,810	21,236	14,368	83,892	1,880,541	3.6	1,983,919	4.5
Advances on Foreign Exchange Contracts	4,479,808	851,428	564,753	384,164	44,126	573	722	259	13,058	6,338,891	12.0	4,403,320	10.0
Subtotal	16,427,498	18,256,187	4,985,755	7,745,030	1,271,233	456,756	377,657	523,138	2,023,649	52,066,903	99.0	43,384,705	98.9
Other Receivables	249,164	114,297	34,257	81,449	5,611	3,939	2,327	1,371	16,353	508,768	1.0	462,488	1.1
Total Credit Operations	16,676,662	18,370,484	5,020,012	7,826,479	1,276,844	460,695	379,984	524,509	2,040,002	52,575,671	100.0	43,847,193	100.0
%	31.7	35.0	9.5	14.9	2.4	0.9	0.7	1.0	3.9	100.0			
Total in 2001	12,118,902	16,416,245	4,080,900	7,150,784	1,232,247	438,864	280,635	544,403	1,584,213			43,847,193	
%	27.6	37.4	9.3	16.3	2.8	1.1	0.6	1.3	3.6			100.0	

d) Concentration of credit and leasing operations, advances on foreign exchange contracts and other receivables:

In thousands of reais

	CONSOLIDATED BRADESCO		BRADESCO	
	2002	2001	2002	2001
Largest borrower	962,630	509,732	857,954	509,512
Percentage of total credit operation portfolio	1.8%	1.2%	2.3%	1.5%
10 largest borrowers	4,718,273	3,521,702	3,914,170	3,067,795
Percentage of total credit operation portfolio	9.0%	8.0%	10.7%	9.1%
20 largest borrowers	7,231,443	5,548,209	6,037,820	4,890,805
Percentage of total credit operation portfolio	13.8%	12.7%	16.5%	14.5%
50 largest borrowers	11,874,792	9,379,219	9,696,074	8,077,003
Percentage of total credit operation portfolio	22.6%	21.4%	26.5%	24.0%
100 largest borrowers	15,436,433	12,677,370	12,630,734	10,837,039
Percentage of total credit operation portfolio	29.4%	28.9%	34.5%	32.2%

Notes to the Financial Statements

e) Total Portfolio Composition by Activity Sector

In thousands of reais

	CONSOLIDATED BRADESCO				BRADESCO			
	2002	%	2001	%	2002	%	2001	%
PUBLIC SECTOR	215,973	0.4	280,253	0.6	66,236	0.2	158,590	0.5
FEDERAL	215,835	0.4	280,151	0.6	66,098	0.2	158,488	0.5
Petrochemical	215,835	0.4	280,151	0.6	66,098	0.2	158,488	0.5
MUNICIPAL	138	-	102	-	138	-	102	-
Direct Administration	138	-	102	-	138	-	102	-
PRIVATE SECTOR	52,359,698	99.6	43,566,940	99.4	36,590,776	99.8	33,545,789	99.5
INDUSTRY	17,422,862	33.2	13,225,367	30.2	13,789,330	37.6	11,268,242	33.5
Food and Beverage	3,555,948	6.9	2,748,464	6.3	3,042,258	8.3	2,408,136	7.1
Steel, Metallurgical and Mechanical	3,448,280	6.6	2,284,208	5.2	2,704,921	7.4	2,018,324	6.0
Chemical	1,629,635	3.1	1,795,927	4.1	1,278,528	3.5	1,547,613	4.6
Light and Heavy Vehicles	1,148,617	2.2	684,445	1.6	1,021,019	2.8	525,847	1.6
Paper and Pulp	957,104	1.8	745,917	1.7	680,714	1.9	670,798	2.0
Textiles and Clothing	920,150	1.8	644,566	1.5	649,962	1.8	527,372	1.6
Electro-electronics	716,379	1.4	658,461	1.5	547,003	1.5	569,199	1.7
Publishing, Printing and Reproduction	653,263	1.2	590,273	1.3	530,405	1.4	515,300	1.5
Rubber and Plastic Articles	493,145	0.9	370,438	0.8	445,311	1.2	354,025	1.1
Non-metallic Materials	439,096	0.8	348,082	0.8	411,052	1.1	342,427	1.0
Furniture and Wood Products	437,102	0.8	404,560	0.9	342,670	0.9	330,219	1.0
Extraction of Metallic and Non-Metallic Ores	1,165,234	2.2	463,241	1.1	957,258	2.6	440,753	1.3
Oil Refining and Production of Alcohol	331,383	0.6	372,661	0.9	328,107	0.9	364,996	1.1
Leather Articles	264,539	0.5	235,104	0.5	195,493	0.5	174,276	0.5
Automotive Parts and Accessories	242,150	0.5	272,072	0.6	215,219	0.6	266,533	0.8
Other Industries	1,020,837	1.9	606,948	1.4	439,410	1.2	212,424	0.6
COMMERCE	7,822,629	14.9	6,929,870	15.8	4,924,847	13.5	4,651,974	13.8
Specialty Store Products	1,359,817	2.6	1,349,929	3.1	1,160,668	3.2	1,162,398	3.5
Food, Beverage and Tobacco Products	875,697	1.7	1,065,148	2.4	517,067	1.4	520,799	1.5
General Merchandise Wholesalers	410,249	0.8	421,522	1.0	536,827	1.5	326,429	1.0
Vehicles	809,727	1.5	500,516	1.1	295,561	0.8	322,751	1.0
Non-Specialized Retailers	436,209	0.8	401,773	0.9	371,345	1.0	387,510	1.1
Repairs, Parts and Accessories for Vehicles	290,752	0.6	558,169	1.3	285,887	0.8	553,219	1.6
Clothing and Footwear	370,050	0.7	238,291	0.5	248,939	0.7	175,720	0.5
Repair, Parts and Accessories for Vehicles	311,065	0.6	244,836	0.6	264,697	0.7	235,938	0.7
Articles for Personal Use and for Use in the Home	366,767	0.7	241,375	0.6	248,105	0.7	231,603	0.7
Fuel	258,826	0.5	201,729	0.4	189,578	0.5	193,035	0.6
Commercial Intermediary	179,682	0.3	206,520	0.5	166,793	0.5	201,452	0.6
Agricultural Products	215,498	0.4	184,926	0.4	190,927	0.5	122,360	0.4
Other Commerce	1,938,290	3.7	1,315,136	3.0	448,453	1.2	218,760	0.6
FINANCIAL INTERMEDIATION	474,487	0.9	476,194	1.1	1,309,815	3.6	831,279	2.5
SERVICES	11,425,113	21.7	9,936,536	22.7	7,238,734	19.7	6,943,556	20.5
Telecommunications	1,824,106	3.4	1,833,190	4.2	1,818,639	5.0	1,814,848	5.4
Transports and Storage	1,633,419	3.1	1,769,391	4.0	788,165	2.1	1,066,689	3.1
Civil Construction	1,302,576	2.5	1,309,016	3.0	1,167,955	3.2	1,257,283	3.7
Real Estate Activities, Rents and Corporate Services	1,048,576	2.0	938,571	2.1	764,975	2.1	636,558	1.9
Holdings, Legal, Accounting and Business Advisory Services	1,187,299	2.3	637,698	1.5	992,946	2.7	501,800	1.5
Production and Distribution of Electric Power, Gas and Water	866,719	1.6	671,872	1.6	866,305	2.3	671,773	2.0
Social Services, Education, Health, Defense and Social Security	663,208	1.3	396,485	0.9	255,328	0.7	233,994	0.7
Clubs, Leisure, Cultural and Sports Activities	317,790	0.6	260,873	0.6	145,488	0.4	157,218	0.4
Hotel and Catering	245,616	0.5	213,562	0.5	208,424	0.6	194,836	0.6
Other Services	2,335,804	4.4	1,905,878	4.3	230,509	0.6	408,557	1.2
AGRICULTURE, LIVESTOCK RAISING, FISHING, FOREST DEVELOPMENT AND MANAGEMENT	959,515	1.8	715,388	1.6	700,377	1.9	637,657	1.9
INDIVIDUALS	14,255,092	27.1	12,283,585	28.0	8,627,673	23.5	9,213,081	27.3
TOTAL	52,575,671	100.0	43,847,193	100.0	36,657,012	100.0	33,704,379	100.0

Notes to the Financial Statements

f) We present below the composition of the credit operation portfolio and of the allowance for loan losses distributed by risk level:

In thousands of reais

	CONSOLIDATED BRADESCO PORTFOLIO BALANCE					
	ABNORMAL COURSE					
RISK LEVEL	PAST DUE	FALLING DUE	NORMAL COURSE	TOTAL	%	% ACCUMULATE
AA	-	-	16,676,662	16,676,662	31.7	31.7
A	-	-	18,370,484	18,370,484	35.0	66.7
B	116,985	474,306	4,428,721	5,020,012	9.5	76.2
C	246,113	692,636	6,887,730	7,826,479	14.9	91.1
D	172,945	344,423	759,476	1,276,844	2.4	93.5
E	129,470	174,954	156,271	460,695	0.9	94.4
F	134,609	136,600	108,775	379,984	0.7	95.1
G	136,768	120,946	266,795	524,509	1.0	96.1
H	1,121,877	615,842	302,283	2,040,002	3.9	100.0
Total at 2002	2,058,767	2,559,707	47,957,197	52,575,671	100.0	
%	3.9	4.9	91.2	100.0		
Total at 2001	1,646,308	1,983,487	40,217,398	43,847,193	100.0	
%	3.8	4.5	91.7	100.0		

In thousands of reais

		CONSOLIDATED BRADESCO PROVISION						
		MINIMUM REQUIREMENT				ADDITIONAL	EXISTING	% (1)
	% MINIMUM REQUIRED PROVISION	SPECIFIC		GENERIC	TOTAL			
RISK LEVEL		PAST DUE	FALLING DUE					
AA	0.0%	-	-	-	-	-	-	-
A	0.5%	-	-	91,808	91,808	2,058	93,866	0.51
B	1.0%	1,170	4,743	44,497	50,410	1,673	52,083	1.03
C	3.0%	7,383	20,779	206,626	234,788	18,520	253,308	3.24
D	10.0%	17,294	34,442	75,945	127,681	114,166	241,847	18.94
E	30.0%	38,841	52,486	46,879	138,206	39,226	177,432	38.51
F	50.0%	67,304	68,300	54,386	189,990	29,167	219,157	57.68
G	70.0%	95,738	84,662	186,755	367,155	83,753	450,908	85.97
H	100.00%	1,121,877	615,842	302,283	2,040,002	-	2,040,002	100.00
Total at 2002		1,349,607	881,254	1,009,179	3,240,040	288,563	3,528,603	6.71
%		38.2	25.0	28.6	91.8	8.2	100.0	
Total at 2001		1,010,254	645,360	1,042,299	2,697,913	97,361	2,795,274	
%		36.1	23.1	37.3	96.5	3.5	100.0	

Notes to the Financial Statements

In thousands of reais

BRADESCO
PORTFOLIO BALANCE

	ABNORMAL COURSE					
RISK LEVEL	PAST DUE	FALLING DUE	NORMAL COURSE	TOTAL	%	% ACCUMULATE
AA	-	-	14,207,252	14,207,252	38.8	38.8
A	-	-	11,038,569	11,038,569	30.1	68.9
B	71,807	185,077	2,599,349	2,856,233	7.8	76.7
C	172,198	319,885	4,836,951	5,329,034	14.5	91.2
D	132,763	210,880	430,162	773,805	2.1	93.3
E	105,588	127,324	95,095	328,007	0.9	94.2
F	112,499	99,534	74,636	286,669	0.8	95.0
G	112,011	86,956	236,094	435,061	1.2	96.2
H	812,168	425,024	165,190	1,402,382	3.8	100.0
Total at June 30, 2002	1,519,034	1,454,680	33,683,298	36,657,012	100.0	
%	4.1	4.0	91.9	100.0		
Total at June 30, 2001	1,312,028	1,380,833	31,011,518	33,704,379		
%	3.9	4.1	92.0	100.0		

In thousands of reais

BRADESCO
PROVISION

		MINIMUM REQUIREMENT				ADDITIONAL	EXISTING	% (1)
	% MINIMUM REQUIRED PROVISION	SPECIFIC		GENERIC	TOTAL			
RISK LEVEL		PAST DUE	FALLING DUE					
AA	0.0%	-	-	-	-	-	-	-
A	0.5%	-	-	55,149	55,149	2,059	57,208	0.52
B	1.0%	718	1,851	25,988	28,557	1,673	30,230	1.06
C	3.0%	5,166	9,597	145,102	159,865	16,044	175,909	3.30
D	10.0%	13,276	21,088	43,014	77,378	67,269	144,647	18.69
E	30.0%	31,677	38,197	28,527	98,401	27,787	126,188	38.47
F	50.0%	56,249	49,767	37,317	143,333	23,320	166,653	58.13
G	70.0%	78,407	60,869	165,264	304,540	72,703	377,243	86.71
H	100.00%	812,168	425,024	165,190	1,402,382	-	1,402,382	100.00
Total at June 30, 2002		997,661	606,393	665,551	2,269,605	210,855	2,480,460	6.77
%		40.2	24.5	26.8	91.5	8.5	100.0	
Total at June 30, 2001		783,111	484,994	724,988	1,993,093	52,943	2,046,036	
%		38.3	23.7	35.4	97.4	2.6	100.0	

(1) Existing provision: portfolio by risk level.

Notes to the Financial Statements

g) Movement of Allowance for Loan Losses:

	Six-month periods ended June 30 - In thousands of reais	
	CONSOLIDATED BRADESCO	BRADESCO
At December 31, 2000	**2,507,203**	**1,798,602**
Amount Recorded	907,305	780,655
Amount Written Off	(619,234)	(533,221)
At June 30, 2001	**2,795,274**	**2,046,036**
Specific Provision (2)	1,655,614	1,268,105
Generic Provision (3)	1,042,299	724,988
Additional Provision (4)	97,361	52,943
At December 31, 2001	**2,941,297**	**2,249,451**
Amount Recorded	1,343,505	1,058,497
Amount Written Off	(990,288)	(827,488)
Balance derived from acquired institutions (1)	234,089	-
At June 30, 2002	**3,528,603**	**2,480,460**
Specific Provision (2)	2,230,861	1,604,054
Generic Provision (3)	1,009,179	665,551
Additional Provision (4)	288,563	210,855

(1) *Including Banco Mercantil de São Paulo S.A. - R$ 195,110 thousand, Banco BEA S.A. – R$ 6,696 thousand, Banco Cidade S.A. – R$ 16,600 thousand and Ford Leasing S.A. – R$ 15,683 thousand.*

(2) For operations with installments overdue by more than 14 days.

(3) Recorded based on the customer/transaction classification and accordingly not included in the preceding item.

(4) The additional provision is recorded based on management's experience and expected collection of the credit portfolio, for determination of the total allowance deemed sufficient to cover specific and general portfolio risks, related to the provision calculated based on risk level ratings and the corresponding minimum provision requirements established by CMN Resolution 2682. The additional provision per customer was classified in the above table based on the corresponding risk levels.

h) The total renegotiated and recovered operations are presented below:

	Six-month periods ended June 30 - In thousands of reais	
	CONSOLIDATED BRADESCO	BRADESCO
	2002	2002
Total operations renegotiated in the six-month period	1,067,761	859,634
Amount recovered and written-off for the six-month period	(921,158)	(815,014)
Total operations renegotiated in the six-month period, net	**146,603**	**44,620**
Total recoveries in the six-month period	**136,773**	**101,479**

Notes to the Financial Statements

11. FOREIGN EXCHANGE PORTOFOLIO

a) Balance sheet accounts

In thousands of reais

	CONSOLIDATED BRADESCO		BRADESCO	
	2002	2001	2002	2001
ASSETS -OTHER RECEIVABLES				
Exchange purchases pending settlement	9,793,718	5,712,680	8,574,914	5,311,573
Foreign exchange acceptances and term documents in foreign currencies	56,188	12,284	53,049	9,803
Exchange sale receivables	2,999,433	1,243,096	2,950,790	1,231,491
(-) Advances in local currency received	(302,513)	(180,834)	(190,791)	(149,752)
Income receivable on advances granted	114,870	104,024	94,191	88,619
Other	-	6,980	-	-
Total	12,661,696	6,898,230	11,482,153	6,491,734
LIABILITIES - OTHER LIABILITIES				
Exchange sales pending settlement	3,137,975	1,244,092	3,088,180	1,233,067
Exchange purchase payables	8,762,438	5,344,325	7,694,850	4,978,355
(-) Advances on foreign exchange contracts	(6,338,891)	(4,403,320)	(5,260,225)	(3,995,232)
Other	4,156	7,022	3,250	5,805
Total	5,565,678	2,192,119	5,526,055	2,221,995
MEMORANDUM ACCOUNTS				
Open import credits	138,067	161,537	109,893	120,711

b) Foreign exchange transactions

The composition of Foreign Exchange Transactions and certain adjustments to ensure a more appropriate presentation of the effective results are presented below showing the net global result of this segment:

Six-month periods ended June 30 - In thousands of reais

	CONSOLIDATED BRADESCO	
	2002	2001
Income on exchange transactions	3,348,053	1,910,942
Expenses for exchange transactions	(1,741,753)	(906,229)
Foreign Exchange Transactions	1,606,300	1,004,713
Adjustments:		
- Income on export financing (1)	3,387	9,812
- Income on foreign currency financing (1)	369,489	260,819
- Income on foreign investments	24,371	25,866
- Expenses for securities issued abroad	(3,849)	(10,919)
- Expenses for payables to foreign bankers (2)	(1,800,866)	(1,124,859)
Total adjustments	(1,407,468)	(839,281)
-Adjusted Foreign Exchange Transactions	198,832	165,432

(1) Income on export financing and foreign currency financing classified in income from credit operations.

(2) Expenses for payables to foreign bankers relating to funds for financing advances on foreign exchange contracts and import financing, classified in expenses for borrowings and onlendings.

12. OTHER RECEIVABLES

a) Income receivable includes dividends, interest attributed to own capital and bonuses receivable in the amount of R$ 7,522 thousand (June 30, 2001 - R$ 135 thousand) on a consolidated basis and R$ 606,927 thousand (June 30, 2001 - R$ 667,776 thousand) in Bradesco.

b) Sundry

In thousands of reais

	CURRENT AND LONG-TERM			
	CONSOLIDATED BRADESCO		BRADESCO	
	2002	2001	2002	2001
Deposits in guarantee	1,381,050	1,151,673	529,533	556,784
Deferred tax assets (Note 29c)	3,908,372	3,051,132	2,032,853	1,728,533
Sundry receivables	847,694	721,764	1,058,971	583,337
Social contribution available for offset	973,646	978,751	500,850	503,672
Payments to be reimbursed	377,267	532,957	241,376	439,797
Credit instruments receivable	179,723	214,293	3,274	3,696
Prepaid taxes	915,772	690,515	424,401	378,295
Receivables on purchase of assets	240,670	274,935	102,120	184,447
Other	89,860	72,538	49,353	43,743
Total	8,914,054	7,688,558	4,942,731	4,422,304

Notes to the Financial Statements

13. PREPAID EXPENSES

These comprise mainly expenses for the contract to provide banking services at post office network branches called "Banco Postal".

14. INVESTMENTS

a) Equity accounting was recorded in income under Equity in the earnings of subsidiary and associated companies and totals R$ 23,104 thousand (2001 – R$ (1,301) thousand) on a consolidated basis, and R$ 925,990 thousand in Bradesco (2001 – R$ 926,084 thousand).

b) Presented as follows:

Company	Capital	Adjusted net equity	Number of shares/quotas held (in thousands)			Percentage ownership	Adjusted net income/ (loss)	Book value (un-consolidated)	Equity in earnings (loss) (22)	
			Commom	Preferred	Quotas			June 30,2002	June 30,2002	June 30,2001
I - CONSOLIDATED SUBSIDIARIES										
A) Financial Area									800,425	515,710
BCN and Subsidiaries	650,000	1,391,686	41,604,654	20,456,646		100.000%	162,763	1,575,800	189,589	153,720
Banco BCN S.A. (1) (2)									(12,905)	(17,421)
Banco das Nações S.A. (2)									3,527	4,038
Banco de Crédito Real de Minas Gerais S.A. (2)									68,473	83,223
Continental Banco (2)									23,799	19,404
BCN Cons., Adm. de Bens, Serv. e Publ. Ltda. (2)									3,401	3,209
BCN Leasing – Arrendamento Mercantil S.A. (2)									26,204	17,605
Foreign Branch – Exchange Gain/Loss (2)									66,915	33,063
Other Subsidiaries									10,175	10,599
Banco Mercantil and Subsidiaries	897,595	737,098	2,764,959	2,127,767		79.726%	27,063	-	75,272	-
Banco Mercantil de São Paulo S.A. (2) (3)									(66,824)	-
Banco Finasa de Investimento S.A. (2) (3)									4,491	-
Banco Mercantil de São Paulo International (2) (3)									4,849	-
Candelária Empreendimentos e Participações Ltda. (2) (3)									6,376	-
Foreign Branch – Exchange Gain/Loss (2) (3)									119,572	-
Other Subsidiaries									6,808	-
Other Financial Companies									535,564	361,990
Banco Baneb S.A. (1) (2)	1,473,950	1,512,378	50,992,121	77,363,101		99.970%	49,010	1,599,853	48,945	62,133
Banco BEA S.A. (1) (2) (4) (5)	177,899	140,912	5,824,106	4,123,560		88.683%	27,967	188,125	24,802	-
Banco Boavista Interatlântico S.A. and Subsidiaries (1) (2)	4,401,915	4,475,791	1,649,135			100.000%	182,844	4,851,871	172,912	66,413
Banco Bradesco Argentina S.A. (1) (2)	21,924	40,773	29,999			99.999%	18,680	40,772	18,680	(735)
Banco Bradesco Luxembourg S.A. (1) (2) (6)	80,639	108,449	28			99.999%	(168)	110,477	(168)	-
BCR – Banco de Crédito Real S.A. (7)									-	2,810
Boavista S.A. D.T.V.M. (1) (2) (8)	1,293,552	1,309,253	297,949			100.000%	37,470	1,309,253	(4,267)	-
Bradesco Leasing S.A. Arrendamento Mercantil (1) (2)	160,000	325,424	680			100.000%	24,408	382,740	24,408	20,953
Bradesco S.A. Corretora de Títulos e Valores Mobiliários (1) (2)	33,200	76,752	375,999			99.999%	4,302	76,751	4,267	6,379
Bradesco Securities Inc. (1) (2)	5,689	3,227	1			100.000%	(740)	3,227	(740)	(631)
BRAM – Bradesco Asset Management Ltda. and its subsidiaries (1) (2) (9)	41,489	39,320			39,271	99.999%	7,336	39,319	7,336	387
Cia. Brasileira de Meios de Pagamento – VISANET (10)									23,101	22,457
Foreign Branchs / Subsidiaries - Exchange Gain/Loss (2)									216,288	181,824

Notes to the Financial Statements

Company	Capital	Adjusted stockholders' equity	Number of shares/quotas held (in thousands)			Percentage ownership	Adjusted net income/ (loss)	Book value (un-consolidated)	Equity in earnings (loss) (22)	
			Common	Preferred.	Quotas			June 30,2002	June 30,2002	June 30,2001
B) Insurance and Pension Plan Area	1,155,000	2,062,713	625			99.660%	343,956	2,055,701	283,689	293,871
Bradesco Seguros S.A. (1) (2)									(2,060)	83,774
Atlântica Bradesco Seguros S.A. (11)									-	4,311
BCN Seguradora S.A. (12)									-	(1,033)
Bradesco Capitalização S.A. (2)									66,505	57,839
Bradesco Saúde S.A. (2)									39,070	1,601
Bradesco Vida e Previdência S.A. (2) (13)									198,795	137,107
Novo Hamburgo Cia. de Seguros Gerais (14)									-	(44)
União Novo Hamburgo Seguros S.A. (2) (15)									(1,769)	1,087
Foreign Subsidiaries – Exchange Gain/Loss (2)									(20,392)	5,202
Other Subsidiaries									3,540	4,027
C) Other Areas									16,361	117,804
União de Comércio e Participações Ltda. (1) (2)	343,018	390,671			3,430	99.999%	22,478	390,667	(4,266)	17,560
ABS Empreend. Imobiliários, Participações e Serviços S.A. (2)									21,040	24,670
BUS Holding S.A. (10) (16)									1,352	1,836
Latasa S.A. (10) (17)									19,291	43,753
Nova Paiol Participações S.A. (2) (18)									2,646	-
Other Subsidiaries								107,809	(23.702)	29,985
TOTAL CONSOLIDATED SUBSIDIARIES									1,100,475	927,385
II - UNCONSOLIDATED SUBSIDIARIES										
IRB Brasil Resseguros S.A. (10)									21,889	-
Tigre S.A. – Tubos e Conexões (10) (19)									5,450	5,159
UGB Participações S.A. (20)									(2,655)	(5,291)
Other Associated Companies									(1,580)	(1,169)
TOTAL UNCONSOLIDATED SUBSIDIARIES									23,104	(1,301)
SUB-TOTAL									1,123,579	926,084
PROVISION FOR EXCHANGE VARIATION (21)									(197,589)	-
TOTAL GERAL								12,732,365	925,990	926,084

(1) Direct subsidiary; (2) Information at June 30, 2002; (3) Acquired in March 2002 ; (4) Acquired in January 2002; (5) New name of Banco do Estado do Amazonas S.A. – BEA; (6) Acquired in April 2002; (7) Merged into Banco Baneb S.A., in March 2001; (8) Company became a subsidiary of Banco Bradesco in the 2nd half of 2002; (9) Formed in the 1st half of 2001; (10) Information at May 31, 2002; (11) Atlântica Bradesco Seguros S.A. merged into Bradesco Seguros S.A., in June 2001; (12) BCN Seguradora S.A. was merged into Bradesco Seguros S.A., in November 2001; (13) New name of Bradesco Previdência e Seguros S.A.; (14) Novo Hamburgo Cia. de Seguros Gerais was merged into Cia. União de Seguros Gerais, in October 2001; (15) New name of Cia. União de Seguros Gerais; (16) Proportionally consolidated as from March 2002, pursuant to CMN Resolution 2723 and CVM Instruction 247; (17) New name of Latasa – Latas de Aluminio S.A.; (18) Acquired in July 2001; (19) New name of Tigre Participações S.A.; (20) Information at April 30, 2002; (21) The provision for exchange variation was recorded in the corresponding subsidiaries with investments abroad; (22) Equity accounting adjustments include results determined by the companies and equity variations in the investments not derived from results, as well as adjustments arising from the equalization of accounting principles, where applicable.

c) Goodwill on the acquisition of investments, based on future profitability, mainly results from the acquisitions of BCN – R$ 184,114 thousand (2001 – R$ 218,104 thousand), Credireal – R$ 67,341 thousand (2001 – R$ 79,769 thousand), Baneb – R$ 87,930 thousand (2001 – R$ 100,491 thousand), Boavista – R$ 376,080 thousand (2001 – R$ 421,212 thousand), BEA – R$ 63,160 thousand Mercantil de São Paulo – R$ 717,356 thousand and Banco Cidade – R$ 193,200 thousand , respectively, and goodwill derived from the increase in percentage ownership of Bradesco Leasing S.A. Arrendamento Mercantil in the amount of R$ 57,317 thousand (2001– R$ 64,517 thousand). In the 1st. six-month period of 2002, amortization of goodwill totaled R$ 97,630 thousand (2001– R$ 75,421) . Remaining goodwill will be amortized over a period from 5 to 10 years, counted from the date of the acquisition of the investment.
No deferred tax assets were recorded on the amortization of goodwill above.

Notes to the Financial Statements

d) Investments in the consolidated financial statements:

In thousands of reais

ASSOCIATED COMPANIES (total percentage ownership)	2002	2001
• IRB - Brasil Resseguros S.A. - (16.12%)	172,273	118,703
• Tigre S.A. - Tubos e Conexões - (17.81%)	101,830	92,744
• CP Cimento e Participações S.A. - (12.48%)	48,578	48,578
• Marlim Participações S.A. - (11.84%)	25,787	31,738
• NovaMarlim Participações S.A. - (17.17%) (1)	22,100	-
• American Bank Note Ltda. - (22.50%) (2)	16,449	16,449
• BUS Holding S.A. (3)	-	337,156
• Other Associated Companies	90,244	37,009
Total in Associated Companies	**477,261**	**682,377**
• Other Investments	370,829	333,339
• Fiscal Incentives	287,736	246,452
• Provision for:		
- Fiscal Incentives	(233,994)	(203,082)
- Other Investments	(86,282)	(210,217)
- Exchange Variance (4)	(197,589)	-
Total Consolidated Investments	**617,961**	**848,869**

(1) Investment acquired in December 2001;
(2) New name of American Bank Note Company Gráfica e Serviços Ltda.;
(3) Proportionally consolidated as from March 2002, pursuant to CMN Resolution 2723 and CVM Instruction 247; and
(4) As a result of the volatile markets, an excess provision for market risk fluctuation was recorded based on a dollar rate of US$ 1: R$ 2.70, and presented as a discount to permanent assets for improved presentation purposes.

e) We present below the movement of the investments in foreign subsidiary and associated companies for the period from January 1 to June 30, 2002, which were fully eliminated upon consolidation of the financial statements.

In thousands of reais

Investments	Balance at December 31, 2001	Balance of Acquired Institutions	Exchange Variation	Equity Accounting	Market Value Adjustment	Balance at June 30, 2002
Bradesco – New York	305,862	-	69,071	6,571	-	381,504
Bradesco – Grand Cayman	700,094	-	158,098	63,694	(13,943)	907,943
Bradesco Securities INC	3,236	-	730	(740)	-	3,226
BCN – Grand Cayman	249,627	-	56,373	31,126	-	337,126
Cidade Capital Market	-	82,636	10,543	(384)	-	92,795
Boavista – (Nassau, Grand Cayman e Banking)	73,305	-	16,553	14,674	-	104,532
Bradesco Argentina S.A.	70,145	-	(48,053)	18,680	-	40,772
Bradesco Argentina Seguros S.A.	30,174	-	(20,392)	1,506	-	11,288
Mercantil – New York	-	34,238	7,668	(796)	-	41,110
Mercantil – Grand Cayman	-	220,555	91,862	(8,174)	-	304,243
Mercantil – Londres	-	43,517	10,584	(241)	-	53,860
Finasa Holding	-	178,770	39,865	4,944	-	223,579
Bradesco Luxembourg S.A.	-	88,608	19,889	(168)	-	108,329
Subtotal	**1,432,443**	**648,324**	**412,791**	**130,692**	**(13,943)**	**2,610,307**
Provision for Exchange Variation	-	-	(197,589)	-	-	(197,589)
Provision for Securities held up to maturity	-	-	-	(390,068)	-	(390,068)
Total	**1,432,443**	**648,324**	**215,202**	**(259,376)**	**(13,943)**	**2,022,650**

Notes to the Financial Statements

15. Property and Equipment in Use

These are stated at cost plus restatements through December 31, 1995. Depreciation is calculated on the straight-line method at annual rates which take into consideration the economic useful lives of the assets. We present below the composition of property and equipment at June 30, 2002

In thousands of reais

	CONSOLIDATED BRADESCO				BRADESCO		
	%Rate	Cost	Depreciation	Residual Value	Cost	Depreciation	Residual Value
Land and Building in Use:							
- Buildings	4%	1,242,697	(623,244)	619,453	427,930	(242,568)	185,362
- Lands	-	660,491	-	660,491	153,432	-	153,432
Installations, Furniture and equipment in use	10%	1,945,297	(1,004,588)	940,709	1,064,763	(538,812)	525,951
Security and Communications Systems	10%	145,656	(64,481)	81,175	114,130	(50,706)	63,424
Data Processing Systems	20 to 50%	1,152,994	(927,704)	225,290	970,265	(797,043)	173,222
Transport Systems	20%	15,775	(8,517)	7,258	9,293	(4,885)	4,408
Other	-	62,357	-	62,357	2,306	-	2,306
Total	-	5,225,267	(2,628,534)	2,596,733	2,742,119	(1,634,014)	1,108,105

Land and buildings in use of the Bradesco Organization present an unrecorded increment of R$ 1,335,961 thousand based on appraisal reports prepared by independent experts, in the first six-month period of 2002.

The ratio of fixed assets to consolidated reference stockholders' equity is 46.57% on a consolidated basis and 56.14% on a consolidated financial basis, within the maximum 60% limit.

16. Liabilities for Deposits, Deposits received under Security Repurchase Agreements, Funds from Acceptance and Issuance of Securities, Borrowings and Onlendings

a) Deposits, deposits received under security repurchase agreements, funds from acceptance and issuance of securities, borrowings and onlendings:

In thousands of reais

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	From 1 to 3 years	More than 3 years	Total Consolidated	Total Bradesco
• Demand Visits	10,005,046	-	-	-	-	-	-	10,005,046	8,770,599
• Savings Deposits	18,901,203	-	-	-	-	-	-	18,901,203	17,666,453
• Interbank Deposits	133,236	2,213	1,005	1,888	11,783	1,383	-	151,508	784,070
• Time Deposits	2,506,254	1,410,090	1,084,061	3,078,652	4,133,908	9,226,455	351,179	21,790,599	15,822,956
• Deposits Received Under Security Repurchase Agreements	8,197,050	2,343	997	382,837	105,424	5,747	721	8,695,119	7,880,485
• Funds From Acceptance and issuance of Securities (1)	1,130,306	523,474	75,365	2,143,695	442,116	599,754	208,742	5,123,452	3,151,797
• Borrowings and Onlendings Foreign	2,208,475	758,386	642,765	2,294,294	3,026,409	880,859	11,038	9,822,226	8,489,087
• Borrowings and Onlendings Local(2)	391,925	107,996	127,935	431,186	748,926	2,357,856	2,314,175	6,479,999	4,509,117
Total in 2002	43,473,495	2,804,502	1,932,128	8,332,552	8,468,566	13,072,054	2,885,855	80,969,152	67,074,564
%	53.7	3.4	2.4	10.3	10.5	16.1	3.6	100.0	
Total in 2001	40,206,349	1,535,575	1,254,498	5,699,132	8,803,040	8,818,065	1,964,772	68,281,431	58,849,314
%	58.9	2.2	1.9	8.3	12.9	12.9	2.9	100.0	

b) Securities issued abroad (1)

In thousands of reais

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	From 1 to 3 years	More than 3 years	Total Consolidated	Total Bradesco
• Brazil Bonds	353,416	-	-	-	-	-	-	353,416	-
• Commercial Papers	8,045	430,123	24,548	34,690	997	18,521	-	516,924	426,660
• El Bonds	73,896	-	-	-	-	-	-	73,896	-
• Eurobonds	440,576	-	-	1,279,620	-	319,443	-	2,039,639	1,917,679
• Euronotes	16,229	-	-	-	-	-	-	16,229	16,229
• Fixed Rate Euro Notes	6,487	110	-	471,211	5	90,073	154,796	722,682	-
• MTN Program Issues	-	-	-	-	266,179	-	-	266;179	266,179
• Other	37,039	59,631	-	42,666	45,272	35,508	-	220,116	220,116
Total in 2002	935,688	489,864	24,548	1,828,187	312,453	463,545	154,796	4,209,081	2,846,863
%	22.2	11.7	0.6	43.4	7.4	11.0	3.7	100.0	
Total in 2001	1,164,659	2,924	-	226,178	1,206,913	987,765	268,167	3,856,606	3,305,680
%	30.2	0.1	-	5.9	31.3	25.6	6.9	100.0	

Notes to the Financial Statements

(1) These consist of funds obtained from banks abroad and official institutions from the issuance of notes in the international market (Eurobonds) and under National Monetary Council (CMN) Resolution 2770/2000 for onlending to local customers, repayable through 2004, with interest payable semiannually at LIBOR or prime rate, plus a spread and for financing exchange operations for customers, through purchase and sale of foreign currencies, discounts of export bills, pre-financing of exports and financing of imports, mainly on a short-term basis.

(2) These mainly comprise funds obtained from official institutions for onlending to local customers, repayable through 2021.

17. OTHER LIABILITIES - Sundry

In thousands of reais

	CURRENT AND LONG-TERM			
	CONSOLIDATED BRADESCO		BRADESCO	
	2002	2001	2002	2001
Provision for accrued liabilities	965,818	838,160	438,762	364,377
Provision for contingent liabilities (Civil and Labor) (Note 18)	844,870	770,349	472,065	472,386
Sundry Creditors (1)	1,317,606	1,100,584	542,480	474,692
Loans for Acquisition of Assets and Rights	206,402	232,853	25,297	27,283
Payables Under Official Operating Agreements	118,903	93,393	103,054	72,168
Other	171,467	167,427	138,672	137,885
Total	3,625,066	3,202,766	1,720,330	1,548,791

(1) Sundry creditors in Consolidated Bradesco mainly refer to payables for goods and services in the amount of R$ 548,438 thousand (2001 - R$ 441,948 thousand)

18. CONTINGENT LIABILITIES

The Bradesco Organization is disputing the legality of certain taxes and contributions, for which provisions have been recorded in full, notwithstanding the likelihood of a successful medium and long-term outcome based on the opinion of their legal advisors. The Organization is also a defendant in a number of legal suits (labor and civil) for which Management deems that a possible unfavorable sentence will have no significant effect on the financial position or results of operations. The provisions recorded, segregated by legal sphere are as follows:

In thousands of reais

	CONSOLIDATED BRADESCO		BRADESCO	
	2002	2001	2002	2001
Labor suits	562,904	439,179	307,156	247,695
Civil Suits	281,966	331,170	164,909	224,691
Subtotal	844,870	770,349	472,065	472,386
Tax Suits	2,448,054	2,144,594	912,547	888,943
Total	3,292,924	2,914,943	1,384,612	1,361,329

19. SUBORDINATED DEBT

Pursuant to the definitions in BACEN Resolution 2837/2001, subordinated debt was issued with the following characteristics:

In thousands of reais

					CONSOLIDATED
Paper	Issued in	Amount of Operation	Due Date	Remuneration	Book Value at June 30, 2002
Subordinated Debt	December/2001	353,700	2011	U.S. Government Securities + 5.5% p.a.	421,623
Subordinated Debentures	December/2001	600,000	2008	CDI + 0.75% p.a.	626,403
CDB Subordinated	March/2002	549,000	2012	100% of ID Overnight rate	552,161
Subordinated debt	April/2002	315,186	2012	4.05% p.a. (1)	389,394
Total		1,817,886			1,989,581

(1) This rate increases to 10.15% p.a., when swap cost.

Notes to the Financial Statements

20. STOCKHOLDERS' EQUITY

Fully subscribed and paid-up capital comprises nominative-registered shares, with no par value, as follows:

			2002
	Outstanding Shares	Treasury Stock	Total
Common Stock	728,613,690,385	526,900,000	729,140,590,385
Preferred Stock	708,537,611,452	--	708,537,611,452
Total	1,437,151,301,837	526,900,000	1,437,678,201,837

			2001
	Outstanding Shares	Tresury Stock	Total
Common Stock	732,488,290,385	830,900,000	733,319,190,385
Preferred Stock	711,268,311,452	848,700,000	712,117,011,452
Total	1,443,756,601,837	1,679,600,000	1,445,436,201,837

Non-voting preferred shares are entitled to all rights and benefits attributed to common shares and in conformity with the Bank's statutes have priority to repayment of capital and 10% additional interest attributed to own capital and/or dividends, in accordance with the provisions of Item 1, Article 17 of Law 6404/76, as amended by Law 9457/97.

In conformity with the Bank's statutes, stockholders are entitled to interest attributed to own capital and/or dividends which total at least 30% of net income for the year, adjusted in accordance with Brazilian corporate legislation.

Interest attributed to own capital is calculated based on stockholders' equity accounts and limited to the variation of the long-term interest rate (TJLP), subject to the existence of profits computed prior to their deduction or of retained earnings and revenue reserves in amounts that are equivalent to or in excess of twice its amount.

It is Banco Bradesco S.A.'s policy to distribute during the year all the interest attributed to own capital, determined in conformity with the above criteria and to compute this interest to the minimum compulsory dividend, net of withholding tax (IRRF).

Interest attributed to own capital – 1st six-month period/2002

					In thousands of reais
Details	Per thousand shares (Gross)		Amount paid/accrued (Gross)	IRRF (15%)	Amount paid/accrued (net)
	Common	Preferred			
Monthly	0.070590	0.077649	106,449	15,967	90,482
Intermediary (1)	0.070590	0.077649	106,451	15,968	90,483
Accrued	0.068533	0.075386	103,349	15,502	87,847
Total	0.209713	0.230684	316,249	47,437	268,812

(1) Declared on June 28, 2002 and paid on July 29, 2002.

At the Extraordinary Meeting of the Board of Directors held on April 1, 2002, approval was given for the acquisition of up to 25 billion shares, of which 10 billion are common and 15 billion are preferred and which were to remain in treasury for subsequent sale or cancellation, with no capital decrease. At June 30, 2002, 526,900,000 common shares in the amount of R$ 5,850 thousand remained in treasury. The minimum, average weighted and maximum costs per thousand of these shares are respectively R$ 9.18168, R$ 11.10308 and R$ 12.25290 and the market value of these shares on June 28, 2002 is R$ 9.13 per thousand common shares.

Notes to the Financial Statements

21. TRANSACTIONS AND BALANCES WITH RELATED PARTIES (DIRECT AND INDIRECT)

The main transactions with subsidiary and associated companies were carried out at average market terms and prices at the time of the transactions and are summarized below:

	Six-month period ended June 30 - In thousands of reais			
	2002		2001	
	Assets (liabilities)	Income (expenses)	Assets (liabilities)	Income (expenses)
Interest attributed to own capital and dividends (a)				
União de Comércio e Participações Ltda.	-	-	312,900	-
Bradesco Seguros S.A.	504,294	-	293,964	-
Banco BCN S.A.	45,491	-	40,734	-
Banco Boavista Interatlântico S.A.	31,202	-	-	-
Other subsidiary and associated companies	25,940	-	20,179	-
Exchange purchase pending settlement (b)				
Banco BCN S.A.	99,429	1,225	80,834	877
Banco Mercantil de São Paulo S.A.	57,766	-	-	-
Pre-export operations (c)				
Banco BCN S.A. - Abroad	298,985	2,349	45,884	3,670
Banco Boavista Interatlântico S.A. - Abroad	596,692	14,686	417,353	3,943
Banco Mercantil de São Paulo S.A.	48,292	233	-	-
Other subsidiary and associated companies	-	17	11,545	337
Exchange purchase payables (d)				
Banco BCN S.A.	(99,219)	(842)	(80,520)	(292)
Banco Mercantil de São Paulo S.A.	(57,928)	-	-	-
Demand deposits				
Bradesco Leasing S.A. Arrendamento Mercantil	(2,921)	-	(829)	-
Banco BCN S.A. - Abroad	(14,402)	-	(20,102)	-
Banco Mercantil de São Paulo S.A. - Abroad	(2,988)	-	-	-
Bradesco Vida e Previdência S.A.	(30,860)	-	(9,363)	-
CPM S.A.	(2,238)	-	(2,238)	-
Other subsidiary and associated companies	(6,280)	-	(1,210)	-
Time deposits				
Banco BCN S.A. - Abroad	(539,642)	(21,561)	(465,922)	(20,274)
Banco Boavista Interatlântico S.A. - Abroad	(432,983)	(2,961)	(281,005)	(3,875)
Bradesco Seguros S.A.	(24,204)	(2,321)	(15,348)	(419)
Bradesco Argentina de Seguros S.A.	(27,493)	(452)	(25,670)	(115)
Banco Mercantil de São Paulo S.A. - Abroad	(106,381)	-	-	-
Cidade Capital Markets Limited	(118,926)	(137)	-	-
Boavista Banking Limited	(56,348)	(211)	-	-
Other subsidiary and associated companies	(15,861)	(2,206)	(3,879)	(107)
Saving account deposits				
BUS Holding S.A.	(390)	(19)	(345,825)	(2,184)
Deposits Received Under Security repurchase agreements/ Interbank Deposits (e)				
Deposits received Under Security repurchased agrements				
Banco Baneb S.A.	-	-	(38,000)	(518)
Banco Boavista Interatlântico S.A.	-	-	(50,790)	(4,753)
Bradesco Leasing S.A. Arrendamento Mercantil	(656,140)	(54,332)	-	-
Other subsidiary and associated companies	-	(23,447)	-	(216)
Interbank deposits				
Banco BCN S.A.	1,161,031	104,089	1,516,119	80,266
Bradesco Leasing S.A. Arrendamento Mercantil	-	-	158,972	12,571
Banco de Crédito Real de Minas Gerais S.A.	-	-	49,768	34,995
Banco Mercantil de São Paulo S.A.	925,665	32,109	-	-
Banco Baneb S.A.	-	-	865,939	58,597
Continental Banco S.A.	2,633,539	212,062	-	-
Pontenza Leasing Arrendamento Mercantil S.A.	138,588	1,788	-	-
Other subsidiary and associated companies	-	19	10,280	6,750

Notes to the Financial Statements

In thousands of reais

	2002		2001	
	Assets (liabilities)	Income (expenses)	Assets (liabilities)	Income (expenses)
Deposits Received Under Security Repurchase Agreements/Open Market Investments (f)				
Deposits Received Under Security Repurchase Agreements				
Bradesco S.A. – CTVM	(42,119)	(3,898)	(34,317)	(1,138)
Banco BEA S.A.	(16,608)	(499)	-	-
Continental Banco S.A.	(46,020)	(1,697)	-	(55)
Cia. Brasileira de Meios de Pagamento – VISANET	-	(192)	(14,845)	(778)
Banco Mercantil de São Paulo S.A.	-	(10,524)	-	-
Other subsidiary and associated companies	(1,400)	(7,081)	(5,487)	(964)
Open Market				
Banco BCN S.A.	979,242	125,722	3,341,886	144,822
Banco Baneb S.A.	82,354	7,630	525,348	44,005
Banco BEA S.A.	243,270	12,033	-	-
BES Investimento do Brasil S.A. – Banco de Investimento	59,902	-	-	-
Banco Boavista Interatlântico S.A.	4,517	219	29,057	59,040
Banco das Nações S.A.	-	5,597	87,700	4,688
Other subsidiary and associated companies	10,322	1,737	1,434	25
Negociation and Intermediation of Securities (Swap) (g)				
Banco BCN S.A.	(5,811)	(5,784)	83,623	61,436
Bradesco Leasing S.A. Arrendamento Mercantil	(3,051)	(3,191)	425	(979)
Banco Mercantil de São Paulo S.A.	(4,543)	8,908	-	-
Other subsidiary and associated companies	1,085	638	-	-
Borrowings and onlendings - Foreign (h)				
Banco BCN S.A.	(323,098)	(4,517)	(92,735)	(1,651)
Banco Bradesco Luxembourg S.A.	(28,543)	(73)	-	-
Banco Boavista Interatlântico S.A.	-	(8)	(45,148)	(605)
Banco Mercantil de São Paulo S.A.	(14,796)	(51)	-	-
Other subsidiary and associated companies	(7,054)	(66)	(4,067)	(47)
Reimbursement of costs (i)				
Bradesco Leasing S.A. Arrendamento Mercantil	70	572	4,539	4,687
Services Rendered (j)				
Scopus Tecnologia S.A.	(1,755)	(35,838)	(326)	(24,633)
CPM S.A.	(293)	(19,839)	(77)	(31,772)
Other subsidiary and associated companies	(9)	69	-	129
Branch Rents				
ABS-Empreend. Imob., Partic. e Serviços S.A.	-	(25,586)	-	(25,600)
Bradesco Vida e Previdência S.A.	-	(4,144)	-	(2,536)
Bradesco Seguros S.A.	-	(2,604)	-	(3,350)
Banco de Crédito Real de Minas Gerais S.A.	-	(1,732)	-	(1,792)
Other subsidiary and associated companies	-	(2,430)	-	(2,205)
Securities (k)				
Banco BCN S.A.	81,390	20,766	462,406	18,785
Banco Boavista Interatlântico S.A.	5,651	-	2,028	525
Banco Mercantil de São Paulo S.A.	1,449	-	-	-
Securities Issues Abroad				
Banco Mercantil de São Paulo S.A.	(2,332)	(78)	-	-
Interbank onlendings (l)				
Banco Baneb S.A.	-	-	(61,266)	(2,222)
Banco BCN S.A.	-	-	(18,014)	(14)
Banco BEA S.A.	(72,415)	(1,108)	-	-
Accrued liabilities (m)				
Banco Boavista Interatlântico S.A.	453,259	-	-	-
Healthcare plans				
Bradesco Seguros S.A.	-	(59,280)	-	(52,212)
Private Pension Plans				
Bradesco Vida e Previdência S.A.	-	(48,497)	-	(42,635)

a) Interest attributed to own capital/dividends

Interest attributed to own capital/dividends declared by the companies.

b) Exchange purchases pending settlement

Foreign exchange portfolio transactions in the interbank market for prompt settlement.

Notes to the Financial Statements

c) Pre-export operations
Foreign credit lines for export financing in Brazil, subject to exchange variations and interest at rates practiced in the international market.

d) Exchange purchase payables
These payables are recorded as a counter-entry to exchange purchases pending settlement.

e) Deposits received under security repurchase agreements
Short-term interbank investments - Interbank deposits of related companies at CDI rate (Certificate of Interbank Deposit)

f) Deposits received under security repurchase agreements/Open market investments
Repurchase and/or resale commitments pending settlement, guaranteed by government securities at over-night rates.

g) Financial derivative instruments
Differences receivable and payable on swaps.

h) Borrowings and onlendings
Foreign currency loans for financing of exports subject to exchange variations and bearing interest at international market rates.

i) Reimbursement of costs
Costs reimbursed by Bradesco Leasing S.A. Arrendamento Mercantil to Banco Bradesco S.A. on account of the use of its Branch network facilities for contracting lease operations.

j) Services rendered
Contract with Scopus Tecnologia S.A. for IT equipment maintenance services and the contract with CPM S.A. for data processing systems maintenance services.

k) Securities
Investments in securities issued abroad, fixed rate euronotes and eurobonds subject to exchange variations and carrying interest at rates used for securities placed in the international market.

l) Interbank onlendings
Payables on interbank onlendings - funds from rural loans bearing interest and charges corresponding to normal rates practiced for this type of transaction.

m) Other liabilities
Sale of securities.

22. FINANCIAL INSTRUMENTS

a) Risk and Risk Management
The main risks related to financial instruments, arising from the business carried out by the Bank and its subsidiaries are as follows: credit risk; market risk; liquidity risk; and capital risk. The process used to manage these risks involves the Organization's diverse levels and embraces a range of different policies and strategies. The risk management policies are generally conservative and seek to limit absolute loss to a minimum.

Credit Risk

Credit risk is the risk arising from the possibility of loss due to the non-receipt of amounts contracted with borrowers and their related creditors. Credit risk management requires a strictly disciplined control over all analyses and transactions carried out, safeguarding process integrity and independence. Bradesco's credit policy is designed to ensure maximum security, quality and liquidity in the investment of assets and speedy profitable business, minimizing risks inherent to this type of operation and directing the establishment of the Organization's operating limits and the granting of credit. The Credit Department and Committees located at the Bank's Headquarters are critical to policy implementation since they are responsible for gearing and managing this core strategic activity. Operations are diversified, non-selective and focused on Consumer and Corporate customers with sound payment capacity and proven creditworthiness. Care is taken to ensure that related guarantees are sufficient to cover the risks assumed, considering the purpose and terms of the credit granted. Designed to ensure that the credit process is secure and operates with maximum efficiency, as well as to facilitate the analysis and generation of reports, Bradesco has developed specific computerized systems supporting its credit decisions which are permanently reviewed and improved . Operations involving less significant amounts are subject to specialized automated credit scoring systems, maximizing the speed and security of approvals process based on strict protection standards. All decisions are based on parameters which rule good credit granting analysis and comply with the approval limits defined by the Bank's Credit Policy.

Market Risk

Market risk is related to the possibility of the loss of income from fluctuating rates caused by the unhedged terms, currencies and indices of the Institution's asset and liability portfolio. This risk is monitored on a strict basis by the financial market to avoid losses for institutions. At Bradesco,

Notes to the Financial Statements

market risks are managed through methodologies and models which are consistent with local and international market reality, ensuring that the Organization's strategic decisions are implemented with speed and a high level of reliability. The Organization adopts a conservative policy regarding market risk exposure and VaR (Value at Risk) limits are defined by Senior Management, and compliance is monitored daily by an area which is independent from portfolio management. The methodology used to determine VaR has a reliability level of 97.5%. The fluctuations and correlations used by the models are calculated on statistical bases and future prospects are calculated based on economic studies. The methodology applied and current statistical models are validated daily using backtesting techniques.

		In thousands of reais
Risk Factors	**2002**	**2001**
Prefixed	4,881	3,511
Exchange coupon	48,259	53,016
Foreign currency	8,422	63,457
Floating rate	14	-
Correlated effect	(15,809)	(49,870)
VAR (Value at Risk)	45,767	70,114

In addition, a daily Gap Analysis is performed to measures the effect of the movement in the internal interest rate and foreign exchange coupon curves (interest spread paid above the foreign exchange variation) on the portfolio.
Complementing the market risk monitoring, control and management structure and in accordance with Central Bank regulations, a daily verification is made of the values at risk for the fixed and foreign exchange positions of the Organization's entire portfolio and of minimum capital requirements.

Liquidity Risk
Liquidity risk management is designed to control the different unhedged liquidation terms of the Bank's rights and obligations. Knowledge and monitoring of this risk is critical since its enables the Organization to settle transactions on a timely and secure basis. At Bradesco, liquidity risk management involves a series of controls, mainly, the establishment of technical limits and an ongoing assessment of the positions assumed.

Capital Risk
The Organization's capital is managed to optimize the risk-return ratio, minimizing losses through the implementation of well-defined business strategies and maximizing efficiency in the combination of factors which impact the Capital Adequacy Ratio (Basle).

		In thousands of reais
	CONSOLIDATED BRADESCO	
Calculation Basis - Capital Adequacy Ratio (Basle)	**Financial (1)**	**Economic-Financial (2)**
Adjusted Stockholders' Equity	11,594,480	11,513,979
Total Weighted Risk	79,142,955	88,862,524
Weighted Asset	76,539,758	86,242,253
Weighted Memorandum Accounts	2,603,197	2,620,271
Capital Adequacy Ratio in 2002	14.65	12.96

(1) Consolidated financial statements, including investments in financial companies only.
(2) Consolidated financial statements, including investments in financial, insurance, private pension plan, savings bond, non-financial and proportionally consolidated companies.

b) Market Value

The book value, net of provisions for mark-to-market, of the main financial instruments and their corresponding market value at June 30, 2002 are summarized as follows:

			In thousands of reais
		CONSOLIDATED BRADESCO	
	Book Value	**Market Value**	**Potential Gain (loss)**
Assets:			
Securities (1)	37,909,325	38,030,686	121,361
Credit and leasing operations	42,239,696	42,095,632	(144,064)
Investments (2)	617,962	732,095	114,133
Liabilities:			
Time deposits	21,790,599	21,783,277	7,322
Funds from acceptance and issuance of securities	5,123,452	5,099,469	23,983
Borrowings and onlendings	16,302,225	16,307,049	(4,824)
Treasury Stocks	(5,850)	(4,811)	(1,039)
Total	-	-	116,872

(1) Book values are net of the provision recorded for securities held to maturity.
(2) Not including increment in investments in subsidiary and associated companies.

Notes to the Financial Statements

Determination of market value of financial instruments:

• Securities and Investments: based on the average quotation prevailing in the corresponding markets at the balance sheet date. In the event no market prices are available, amounts are estimated based on the prices quoted by dealers, price definition models, quotation models or quotations for instruments with similar characteristics.

• Prefixed credit operations: determined by discounting estimated cash flows, using interest rates which are equivalent to interest rates applied by the Bank for new contracts with similar features practiced on the balance sheet date.

• Time deposits, funds for issuance of securities and borrowings and onlendings: calculated by discounting the difference between the cash flows under the contract terms and the rates practiced on the balance sheet date.

c) Derivatives

Bradesco carries out transactions involving financial derivates instruments, which are recorded in balance sheet or memorandum accounts, for its own account and for customers. The financial derivative instruments are used by the Bank to hedge its asset and liability positions against the effect of exchange variations.

The derivatives generally represent future commitments for exchanging currencies or indexes, or purchasing and selling other financial instruments according to the terms and dates set forth in the contracts. Under the option contracts, the purchaser is entitled, but not obliged, to purchase or sell a financial instrument at a specific strike price in the future.

The amounts of the instruments recorded in balance sheet and memorandum accounts at June 30, 2002 are summarized below:

In thousands of reais

	CONSOLIDATED BRADESCO		*BRADESCO*	
	Overall amount	Net amount	Overall amount	Net amount
Future contracts	14,672,529	-	6,370,265	-
Purchase commitments:	4,623,138	-	2,654,499	-
- Interbank market	925,933	-	609,210	-
- Foreign currency	3,697,205	-	2,045,289	-
Sale commitments:	10,049,391	5,426,253	3,715,766	1,061,267
- Interbank market	3,439,690	2,513,757	633,796	24,586
- Foreign currency	6,609,701	2,912,496	3,081,970	1,036,681
Options contracts	15,625	-	-	-
Sale commitments:	15,625	15,625	-	-
- Other	15,625	15,625	-	-
Forward contracts	840,805	-	425,805	-
Purchase commitments:	490,917	141,029	160,917	46,029
- Interbank market	330,000	95,000	-	-
- foreign currency	160,917	46,029	160,917	46,029
Sale commitments:	349,888	-	264,888	150,000
- Interbank market	235,000	-	150,000	150,000
- Foreign currency	114,888	-	114,888	-
Swap contracts				
Asset position:	10,978,384	-	6,987,975	-
- Interbank market	6,390,232	3,368,897	4,708,699	3,429,142
- Prefixed	1,122,420	-	805,621	440,508
- Foreign currency	1,437,920	-	770,161	-
- Reference rate (TR)	603,995	-	267,007	-
- Selic	1,233,597	1,233,597	318,824	318,824
- Other	190,220	120,081	117,663	51,656
Liability position:	11,181,220	-	7,139,996	-
- Interbank market	3,021,335	-	1,279,557	-
- Prefixed	1,245,923	123,503	365,113	-
- Foreign currency	5,968,067	4,530,147	4,579,319	3,809,158
- Reference rate (TR)	875,756	271,761	850,000	582,993
- Other	70,139	-	66,007	-

Derivatives include operations falling due in D+1, to be settled in currency at June 28, 2002 price levels.

Amounts relating to swap contracts are recorded in negotiation and intermediation of securities and outstanding amounts receivable, classified under other receivables total R$ 340,673 thousand, BRADESCO - R$ 161,865 thousand, and amounts payable, fully recorded as a provision under other liabilities. Financial derivatives instruments, amount to R$ 543,509 thousand, BRADESCO - R$ 313,886 thousand.

Notes to the Financial Statements

• Futures, option, forward and swap contracts fall due as follows:

Six-month period ended June 30 - In thousands of reais

	CONSOLIDATED BRADESCO					
	Up to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total 2002	Total 2001
Future Contracts	7,295,475	2,512,680	1,603,471	3,260,903	14,672,529	12,253,957
Option Contracts	245	268	14,509	603	15,625	43,436
Forward Contracts	124,325	58,362	587,696	70,422	840,805	3,540,000
Swap Contracts	3,118,917	3,239,264	1,743,959	2,535,571	10,637,711	13,812,253

In thousands of reais

	BRADESCO					
	Up to 90 days	91 to 180, days	181 to 360 days	More than 360 days	Total 2002	Total 2001
Future Contracts	3,737,929	503,330	780,711	1,348,295	6,370,265	8,707,321
Option Contracts	-	-	-	-	-	20,500
Forward Contracts	29,325	58,362	292,696	45,422	425,805	1,660,000
Swap Contracts	2,414,519	2,017,931	905,472	1,488,188	6,826,110	9,899,809

• We present below the type of margin given as collateral for financial derivative instruments, comprising mainly future contracts and the corresponding amounts:

Six-month period ended June 30 - In thousands of reais

	CONSOLIDATED BRADESCO	BRADESCO
Government Securities:		
Central Bank Notes	557,504	362,137
National Treasury Notes	106,861	-
National Treasury Bond	18,872	-
Financial Treasury Bond	632	-
Total	683,869	362,137

• We present below the amounts of net revenue and expense recorded in income for the period ended June 30, 2002:

Six-month period ended June 30 - In thousands of reais

	CONSOLIDATED BRADESCO		BRADESCO	
	2002	2001	2002	2001
	(168,057)	(532,034)	(171,089)	(222,810)
Future Contracts	1,068	-	1,096	-
Option Contracts	(8,982)	31,827	(13,438)	-
Foward Contracts	(611,902)	(371,824)	(392,512)	(229,853)
Swap Contracts	(787,874)	(872,031)	(575,943)	(452,663)
Total				

• We present below the overall amounts of the financial derivative instruments, separated by place of trading:

Six-month period ended June 30 - In thousands of reais

	CONSOLIDATED BRADESCO		BRADESCO	
	2002	2001	2002	2001
CETIP (Counter)	10,809,363	13,812,253	6,997,761	9,899,809
BM&F (Floor)	15,357,307	15,837,393	6,624,418	10,387,821
Total	26,166,670	29,649,646	13,622,179	20,287,630

Notes to the Financial Statements

23. COMMISSIONS AND FEES

Six-month period ended June 30 - In thousands of reais

	CONSOLIDATED BRADESCO		BRADESCO	
	2002	2001	2002	2001
Checking Accounts	402,415	405,049	376,046	374,571
Collections	264,747	268,282	229,015	236,446
Asset Management Services	253,853	285,332	190,465	268,969
Credit Card	295,040	250,147	136,915	127,591
Credit Operations	183,729	159,986	169,479	144,630
Interbank Charge	121,059	109,043	102,935	101,436
Receipt of Taxes	76,842	71,442	68,357	63,625
Others	188,532	210,168	52,634	49,457
Total	1,786,217	1,759,449	1,325,846	1,366,725

24. ADMINISTRATIVE EXPENSES

Six-month period ended June 30 - In thousands of reais

	CONSOLIDATED BRADESCO		BRADESCO	
	2002	2001	2002	2001
Third-Party Services	316,701	239,037	200,470	157,168
Communications	251,515	177,616	177,318	117,245
Depreciation and Amortization	197,839	195,315	125,253	116,661
Financial System Services	157,903	154,274	136,355	141,426
Transport	141,708	133,430	109,702	96,444
Data Processing	111,878	105,711	73,607	74,122
Advertising and Publicity	140,495	94,292	68,998	45,929
Rents	87,140	79,282	82,739	72,088
Maintenance and Repairs	104,476	101,931	109,350	98,639
Materials	68,984	68,810	47,141	43,980
Other	275,782	299,680	162,704	185,300
Total	1,854,421	1,649,378	1,293,637	1,149,002

25. OTHER OPERATING INCOME

Six-month period ended June 30 - In thousands of reais

	CONSOLIDATED BRADESCO		BRADESCO	
	2002	2001	2002	2001
Other Financial Revenue	298,291	166,871	78,566	75,295
Reversal of Other Operating Provisions	81,845	21,085	78,171	13,877
Income Derived from Recoveries of Charges and Expenses	57,296	77,357	33,621	40,232
Income on Sale of Goods	58,482	11,374	-	-
Other	139,442	268,726	28,245	60,844
Total	635,356	545,413	218,603	190,248

26. OTHER OPERATING EXPENSES

Six-month period ended June 30 - In thousands of reais

	CONSOLIDATED BRADESCO		BRADESCO	
	2002	2001	2002	2001
Other Financial Expenses	483,325	328,682	63,054	47,710
Expenses from Sundry Losses	143,444	111,943	141,577	111,579
Amortization of Goodwill	97,630	75,421	65,189	52,661
Cost of Services	147,630	70,592	-	-
Expenses for other Operating Provisions	29,800	38,282	29,800	38,282
Other	202,100	223,684	48,804	139,519
Total	1,103,929	848,604	348,424	389,751

Notes to the Financial Statements

27. NON-OPERATING INCOME

	Six-month period ended June 30 - In thousands of reais			
	CONSOLIDATED BRADESCO		BRADESCO	
	2002	2001	2002	2001
Non-operating provisions recorded/reversed	(9,570)	(26,776)	(19,699)	(11,703)
Profit/loss on sale of assets and investments	(9,432)	40,631	(26,209)	(13,208)
Income from rents	–	3,129	3,036	2,985
Other	9,576	(17,090)	4,287	3,917
Total	(9,426)	(106)	(38,585)	(18,009)

28. EMPLOYEE BENEFITS

In compliance with the requirements of CVM Deliberation 371, we present the following information on employee benefits:

Banco Bradesco and its subsidiaries do not maintain:
- Dismissal benefits
- Stock option plans
- Long-term benefits
- Post-employment benefits, except the private pension plans, described below:

Banco Bradesco and its subsidiaries maintain supplementary retirement pension plans for their employees and directors, of the defined benefits and defined contribution types (PGBL), managed by Bradesco Vida e Previdência S.A., and by Boavista Prev – Fundo de Pensão Multipatrocinado (for former employees of Boavista) as well as by Fundação Baneb de Seguridade Social – BASES (for former employees of Banco Baneb) and by Caixa de Previdência dos Funcionários do Banco BEA S.A. - CABEA (for former employees of BEA) which are fully covered by technical reserves.

The subsidiary companies Banco Baneb S.A. and subsidiaries and Banco BEA S.A. are sponsors of a supplementary defined benefits pension plan, through Fundação Baneb de Seguridade Social – BASES (for former Baneb employees) and Caixa de Previdência dos Funcionários do Banco BEA S.A. - CABEA (for former employees of BEA), the amounts of which are not significant.

The funds guaranteeing the private pension plans are invested in compliance with applicable legislation (government securities and corporate bonds, listed company stock and real estate).

Expenses with contributions made during the period totaled R$ 65,849 thousand at June 30, 2002 (2001 - R$ 65,114 thousand).

29. INCOME TAX AND SOCIAL CONTRIBUTION

a) Calculation of income tax and social contribution charges:

	Six-month period ended June 30 - In thousands of reais			
	CONSOLIDATED BRADESCO		BRADESCO	
	2002	2001	2002	2001
Income before income tax and social contribution	1,209,953	1,321,896	813,053	1,003,859
Composite income tax and social contribution at the statutory rates of 25% and 9%, respectively	(411,384)	(449,445)	(276,438)	(341,312)
Effect of additions and exclusions on tax calculation:				
Equity in the earnings of subsidiary and associated companies	148,203	74,389	382,018	314,868
Employee profit sharing	21,669	26,303	15,372	19,006
Non-deductible expenses, net of non-taxable income	(85,112)	(6,480)	(65,851)	(33,485)
Interest attributed to own capital (paid and accrued)	107,525	127,642	107,525	127,642
Interest attributed to own capital (received)	–	(2,651)	–	–
Other amounts	(15,220)	24,801	(26,229)	7,423
Income tax and social contribution benefit (expense) for the period	(234,319)	(205,441)	136,397	94,142

Notes to the Financial Statements

b) Statement of income tax and social contribution benefit (expense):

	Six-month period ended June 30 - In thousands of reais			
	CONSOLIDATED BRADESCO		BRADESCO	
	2002	2001	2002	2001
Deferred tax assets				
Amount recorded/realized in the period on temporary additions	290,123	185,706	227,361	123,000
Amount recorded/offset on opening balances:				
Negative basis of social contribution	(5,609)	(6,176)	-	-
Tax loss	(39,262)	(43,291)	-	-
Recorded in the year:				
Negative basis of social contribution	14,525	3,013	-	-
Tax loss	38,002	8,025	-	-
Subtotal	297,779	147,277	227,361	123,000
Current taxes				
Income tax and social contribution payable	(532,098)	(352,718)	(90,964)	(28,858)
Subtotal	(532,098)	(352,718)	(90,964)	(28,858)
Provision for income tax and social contribution for the period	(234,319)	(205,441)	136,397	94,142

c) Statement of deferred income tax and social contribution assets:

	In thousands of reais			
	CONSOLIDATED BRADESCO		BRADESCO	
	2002	2001	2002	2001
Allowance for loan losses	1,837,998	1,409,807	1,290,122	1,023,292
Provision for civil contingencies	79,196	87,724	53,465	65,781
Provivion for tax contingencies	450,399	406,337	245,165	240,921
Provision for labor claims	184,603	142,868	104,433	84,216
Allowance for mark-to-market on securities and investments	173,475	367,105	49,565	192,507
Provision for loss on non-operating assets	75,440	57,540	46,574	40,945
Mark-to-market adjustment of trading securities	132,173	-	58,430	-
Mark-to-market adjustment of securities available for sale	167,469	-	51,004	-
Other	284,976	151,388	134,095	80,871
Total deferred tax assets on temporary differences	3,385,729	2,622,769	2,032,853	1,728,533
Tax losses and negative basis of social contribution	522,643	428,363	-	-
Total deferred tax assets (Note 12b)	3,908,372	3,051,132	2,032,853	1,728,533
- Percentage of deferred tax assets on stockholders' equity	37.5%	32.8%	20.1%	18.9%
- Percentage of deferred tax assets on total assets	3.1%	3.0%	2.2%	2.2%

We present below the expected realization of deferred tax assets:

	CONSOLIDATED BRADESCO			BRADESCO		
	1st year	2nd year	3rd year	1st year	2nd year	3rd year
Temporary differences	48.6%	39.8%	11.6%	47.9%	42.5%	9.6%
Tax loss and negative basis of social contribution	38.1%	38.0%	23.9%	-	-	-

Deferred tax assets were recorded considering Bradesco's historic profitability and are classified in current assets and long-term receivables based on expected realization.

At June 30, 2002, the deferred tax assets of Banco Mercantil de São Paulo, Banco Cidade (Note 3f) and Ford Leasing, the opening balances of which totaled R$ 509,393 thousand, comprising substantially temporary differences of R$ 296,086 thousand and tax loss and negative basis of social contribution of R$ 213,307 thousand. Deferred tax assets of other institutions acquired during the first six-month period, in the amount of R$ 202,642 thousand, were not recorded.

30. RECLASSIFICATION FOR COMPARISON PURPOSES

In order to facilitate comparison of the financial statements, certain June 2001 account balances were reclassified in line with the accounting procedures/classification used in June 2002.

Notes to the Financial Statements

In thousands of reais

	CONSOLIDATED BRADESCO			BRADESCO		
	Prior Disclosure	Reclassifications	Reclassified	Prior Disclosure	Reclassifications	Reclassified
ASSETS						
Current Assets and Long-Term Receivables						
Securities – Own Portfolio (1)	16,993,679	1,132,073	18,125,752	-	-	-
Securities – Allowance for Mark-to-Market (1)	(310,815)	(170,475)	(481,290)	-	-	-
Financial Derivative Instruments – Securities(5)	-	324,284	324,284	-	325,640	325,640
Other receivables - negociation and intermediation (5)	2,051,888	(324,284)	1,727,604	1,609,350	(325,640)	1,283,710
Permanent Assets						
Investments in Subsidiary and Associated Companies – Local (1)	563,674	118,703	682,377	-	-	-
Other Investments (1)	1,830,567	(1,250,776)	579,791	-	-	-
Provisions for Losses (1)	(583,774)	170,475	(413,299)	-	-	-
Other Leased Assets (2)	2,540,972	263,354	2,804,326	1,625,723	263,354	1,889,077
Accumulated Depreciation (2)	(2,099,849)	(154,026)	(2,253,875)	(1,371,939)	(154,026)	(1,525,965)
Organization and Expansion Costs (2)	1,085,543	(263,354)	822,189	768,996	(263,354)	505,642
Accumulated Amortization (2)	(598,187)	154,026	(444,161)	(412,454)	154,026	(258,428)
TOTAL ASSETS	101,862,898	-	101,862,898	78,257,300	-	78,257,300
LIABILITIES						
Current and Long-term Liabilities						
Financial Derivative Instruments (5)	-	525,502	525,502	-	387,886	387,886
Other Liabilities – Negociation and Intermediation (5)	2,418,552	(525,502)	1,893,050	523,122	(387,886)	135,236
TOTAL LIABILITIES	101,862,898	-	101,862,898	78,257,300	-	78,257,300

In thousands of reais

	CONSOLIDATED BRADESCO			BRADESCO		
	Prior Disclosure	Reclassifications	Reclassified	Prior Disclosure	Reclassifications	Reclassified
INCOME FROM LENDING AND TRADING ACTIVITIES	10,782,567	52,709	10,835,276	6,218,054	52,351	6,270,405
Credit Operations (3)	6,023,639	52,709	6,076,348	3,848,721	52,351	3,901,072
Securities (5)	3,404,315	433,416	3,837,731	1,396,201	229,853	1,626,054
Financial Derivative Instruments (5)	-	(433,416)	(433,416)	-	(229,853)	(229,853)
EXPENSES	7,231,166	-	7,231,166	4,852,325	-	4,852,325
INCOME FROM FINANCIAL INTERMEDIATION	3,551,401	52,709	3,604,110	1,365,729	52,351	1,418,080
OTHER OPERATING INCOME (EXPENSES)	(2,229,399)	(52,709)	(2,282,108)	(343,861)	(52,351)	(396,212)
Other Administrative Expenses (4)	(1,720,871)	71,493	(1,649,378)	(1,201,663)	52,661	(1,149,002)
Other Operating Expenses (3) (4)	(724,402)	(124,202)	(848,604)	(284,739)	(105,012)	(389,751)
NET INCOME	1,042,102	-	1,042,102	1,042,102	-	1,042,102

(1) Transfer of shares guaranteeing technical reserves of the insurance, savings bond and private pension plan companies and corresponding provision for loss on investments from permanent assets to current assets.
(2) Transfer of expenses for leasehold improvements and their corresponding accumulated amortization from deferred charges to property and equipment in use.
(3) Reclassification of expenses for discounts granted in the renegotiation of credit operations to other operating expenses pursuant to BACEN Circular Letter 2988, of December 4, 2001.
(4) Reclassification of expense for amortization of goodwill from other administrative expenses and from non-operating income to other operating expenses.
(5) The financial derivative instruments were reclassified however the accounting classification policies were maintained for the prior period.

Notes to the Financial Statements

31. STATEMENT OF CASH FLOW

As additional information to these financial statements, we present below the statement of cash flows prepared based on the indirect method. The information is presented in conformity with the definitions set forth in the Chart of Accounts for National Financial System Institutions (COSIF).

	Six-month period ended June 30 - In thousands of reais			
	CONSOLIDATED BRADESCO		BRADESCO	
	2002	2001	2002	2001
OPERATING ACTIVITIES				
NET INCOME FOR THE PERIOD	904,238	1,042,102	904,238	1,042,102
ADJUSTMENTS FOR RECONCILE NET INCOME TO CASH FLOWS FORM OPERATING ACTIVITIES:				
Allowance for Loan Losses	1,343,505	907,305	1,058,497	780,655
Provision for/Reversal of Losses on Short-Term Interbank Investments, Securities, and Investments and Mark-to-Market adjustments of Trading Securities	303,327	146,955	117,639	177,103
Variation in technical reserves for insurance, private pension plans and premium bonds	1,169,772	1,390,009	-	-
Depreciation and amortization	319,626	267,541	190,442	169,322
Results of Investments Accounted for by the Equity Method	(23,104)	1,301	(925,990)	(926,084)
Other	(3,771)	(9,360)	107,954	159,895
CHANGES IN ASSETS AND LIABILITIES:				
(Increase) Decrease in Short-Term Interbank Investments	(1,543,990)	646,861	(2,514,711)	(4,163,422)
(Increase) Decrease in Securities and financial derivatives instruments	2,057,913	(2,233,973)	4,412,015	(415,537)
(Increase) Decrease in Interbank Accounts	(752,747)	(737,027)	(587,053)	565,686
(Increase) in Interdepartmental Accounts	(68,254)	(517,950)	(57,947)	(483,340)
(Increase) in Credit Operations	(5,958,618)	(4,477,505)	(549,448)	(3,911,099)
(Increase) Decrease in Leasing Operations	(165,444)	66,463	-	-
(Increase) in Insurance Premiums Receivable	(39,854)	(235,247)	-	-
(Increase) in Other Receivables	(6,911,398)	(1,542,955)	(5,949,382)	(2,449,054)
(Increase) in Other Assets	(192,774)	(28,317)	(66,754)	(15,548)
Amounts Written Off Against the Allowance for Loan Losses	(756,199)	(619,234)	(827,488)	(533,221)
(Decrease) Increase in Technical Reserves for Insurance, Savings Bonds and Private Pension Plans	188,361	10,224	-	-
Increase in Other Liabilities	4,956,263	1,018,821	4,669,403	540,469
(Decrease) Increase in Deferred Income	2,887	(18,311)	(629)	156
NET CASH FROM (USED IN) OPERATING ACTIVITIES	(5,170,261)	(4,922,297)	(19,214)	(9,461,917)
INVESTING ACTIVITIES				
(Increase) Decrease in Compulsory Deposits - Brazilian Central Bank	(837,954)	1,045,804	(519,678)	974,455
Sale of Non-Operating Assets	50,175	67,513	38,472	27,934
Sale of Investments	362,316	100,711	70,254	1,950,384
Mark-to-Market Adjustment – Securities and Derivatives	-	-	110,180	-
Sale of Property and Equipment in Use	86,473	52,946	34,909	9,627
Sale of Leased Assets	1,505	441	-	-
Decrease in Deferred Charges	2,812	8,951	131	333
Acquisition of Non-Operating Assets	(123,801)	(107,480)	(63,676)	(54,579)
Acquisition of Investments	(419,978)	(74,242)	(1,864,553)	(2,959,714)
Acquisition of Property and Equipment in Use	(715,777)	(217,358)	(163,747)	(83,786)
Acquisition of Leased Assets	(15)	(1,058)	-	-
Deferred Charges	(1,373,367)	(129,540)	(57,095)	(67,624)
Interest Attributed to Own Capital/Dividends Received	17,486	7,796	646,557	46,327
NET CASH FROM (USED IN) INVESTING ACTIVITIES	(2,950,125)	754,484	(1,768,246)	(156,643)
FINANCING ACTIVITIES				
Increase in Deposits	9,764,377	399,762	5,511,298	868,438
Increase (Decrease) in Deposits Received from Security Repurchase Agreements	(5,362,208)	570,442	(5,568,980)	5,360,174
Increase (Decrease) in Funds from Issurance of Securities	322,042	544,471	(730,439)	566,856
Increase in Borrowings and Onlendings	2,268,155	2,410,239	1,546,119	2,547,844
Increase in Financial Derivative Instruments	552,073	-	313,886	-
Capital Increase	-	400,500	-	400,500
Share Premium	-	7,435	-	7,435
Interest Attributed to Own Capital and Dividends Paid and/or Accrued	(316,249)	(375,417)	(316,249)	(375,417)
Acquisition of Own Share	(38,759)	(18,774)	(38,759)	(18,774)
Prior year mark-to-market adjustment:				
- Trading securities	21,146	-	21,146	-
- Securities available for sale	197,103	-	197,103	-
Mark-to-Market Adjustment - Securities Available for Sale	(416,866)	-	(416,866)	-
Variation in Minority Interest	175,116	57,433	-	-
NET CASH FROM (USED IN) FINANCING ACTIVITIES	7,165,930	3,996,091	518,259	9,357,056
DECREASE IN FUNDS AVAILABLE, NET	(954,456)	(171,722)	(1,269,201)	(261,504)
CHANGES IN FUNDS AVAILABLE, NET — At the Beginning of the Period	3,085,787	1,341,653	2,450,945	1,109,647
CHANGES IN FUNDS AVAILABLE, NET — At the End of the Period	2,131,331	1,169,931	1,181,744	848,143
CHANGES IN FUNDS AVAILABLE, NET — Decrease in Funds Avaible, Net	(954,456)	(171,722)	(1,269,201)	(261,504)

Notes to the Financial Statements

32. OTHER INFORMATION

a) The net assets of the investment funds managed by the Bradesco Organization at June 30, 2002 totaled R$ 44,232,498 thousand (2001 - R$ 39,985,111 thousand) on a consolidated basis and R$ 42,252,335 thousand (2001 - R$ 39,661,053 thousand) in BRADESCO.

b) On October 15, 2001, Banco Bradesco S.A. received authorization from the Brazilian Central Bank to purchase the total capital stock of Banque Banespa International S.A., headquartered in Luxembourg. This transaction was ratified by the authorities of that country on March 15, 2002.

c) Banco Bradesco S.A., together with Banco do Brasil S.A., Banco ABN AMRO REAL S.A. and Visa, signed a statement of principles for the purpose of creating a company focusing on the segment relating to Social Benefit Vouchers, with emphasis on food, meals and transport, and Third-Party Resource Management Vouchers, with emphasis on fuel and highway tolls, with payment via plastic magnetic-strip or chip-embedded card. The constitution of the company is subject to the preparation of the final agreements, and their approval by the management bodies of the related companies and other regulatory authorities, as well as the formalization of other registrations and authorizations required by law.

d) On June 7, 2002, Banco Bradesco S.A. acquired the share control of Banco Cidade S.A., through its subsidiary Banco BCN S.A. As a result of this transaction, the total capital stock of Banco Cidade S.A. was purchased for an amount of R$ 385.4 million, of which R$ 111.4 million will be subscribed by the sellers in subordinated debt to be issued by the Bradesco Organization. The operation includes the subsidiaries Bancocidade - Administradora de Cartões e Serviços Ltda., Bancocidade - Corretora de Valores Mobiliários e de Câmbio Ltda., Bancocidade - Distribuidora de Títulos e Valores Mobiliários Ltda., Bancocidade - Leasing Arrendamento Mercantil S.A., Cidade Capital Markets Limited and the companies Cidade Asset Management Ltda. and Cidade Seguros administradora e Corretora S/C Ltda. Bancocidade S.A. was merged into Banco BCN S.A. on June 21, 2002.

e) On July 5, 2002, Bradesco (through its subsidiary Bradesco Seguros) concluded the sale of its stockholding in Prudential-Bradesco Seguros S.A. to Prudential International Insurance Holdings Ltd. Through this transaction Bradesco sold its ownership interest comprising 58,026 shares of the total capital stock of Prudential-Bradesco Seguros.

Cidade de Deus, Osasco, SP, August 2, 2002

Board of Directors

Chairman
Lázaro de Mello Brandão

Vice Chairman
Antônio Bornia

Members
Dorival Antônio Bianchi
Mário da Silveira Teixeira Júnior
Márcio Artur Laurelli Cypriano
João Aguiar Alvarez
Denise Aguiar Alvarez Valente

Board of Executive

Executive Officers

President
Márcio Artur Laurelli Cypriano

Executive Vice President
Décio Tenerello
Laércio Albino Cezar
Arnaldo Alves Vieira
Luiz Carlos Trabuco Cappi
Sérgio Socha
Julio de Siqueira Carvalho de Araujo
Milton Almicar Silva Vargas

Managing Directors
Armando Trivelato Filho
Carlos Alberto Rodrigues Guilherme
José Alcides Munhoz
José Guilherme Lembi de Faria
Luiz Pasteur Vasconcellos Machado
Milton Matsumoto
Ozias Costa
Cristiano Queiroz Belfort
Sérgio de Oliveira
Odair Afonso Rebelato
Aurélio Conrado Boni
Domingos Figueiredo de Abreu

Department Directors
Adineu Santesso
Airton Celso Exel Andreolli
Alfredo Antônio Lima de Menezes
André Rodrigues Cano
Antônio Carlos Del Cielo
Candido Leonelli
Carlos Laurindo Barbosa
Carlos Roberto Parenti
Denise Pauli Pavarina de Moura
Douglas Tevis Francisco
Hélio Machado dos Reis
Jair Delgado Scalco
João Batistela Biazon
João Cariello de Moraes Filho
José Carlos Perri
José Luiz Rodrigues Bueno
Karl Heinz Kern
Kazuhiro Yano
Luiz Alves dos Santos
Luiz Carlos Angelotti
Luiz Fernando Ceruli
Luiz Fernando Peres
Marcos Bader
Mário Luiz Lancellotti
Milton Clemente Juvenal
Nilton Pelegrino Nogueira
Osvaldo Corrêa Fonseca
Ricardo Dias
Roberto Elias Abud Squeff
Romulo Nagib Lasmar
Sérgio Alexandre Figueiredo Clemente
Sergio Sztajn
Toshifumi Murata

Regional Directors
Ademar Monteiro de Moraes
Airton Martello
Alexandre da Silva Glüher
Altair Antônio de Souza
Aurélio Guido Pagani
Claudio Fernando Manzato
Edson Pereira dos Santos
Elias Rodrigues Malheiro
Idevalter Borba
João Ceschi Sobrinho
José Antônio Salmazi
Josué Augusto Pancini
Laércio Carlos de Araújo Filho
Luiz Carlos de Carvalho
Maria Eliza Sganserla
Paulo de Tarso Monzani
Paulo Ricardo da Silva Barra
Raimundo Nonato Ribeiro
Renaud Roberto Teixeira
Roberto José Barbarini
Sebastião Carlos Pereira da Silva
Siladelfo Rodrigues Guerra

Departamento de Contadoria Geral
Moacir Nachbar Junior
Accountant - CRC 1SP198208/O-5

Report of the Audit Commitee

The undersigned members of the Audit Committee of Banco Bradesco S.A., having performed a detailed review of the Directors' Report and the Financial Statements for the first six-month period of 2002, in comparison with the accounting records and documents presented by the Board of Executive Officers and of the technical study addressing the feasibility of the generation of taxable income, brought to present values, for the purpose of realizing deferred tax assets over a maximum period of ten years, as referred to in Article 2 of CVM Instruction 371, of June 27, 2002, as well as a thoroughgoing study and investigation of all the administrative acts and events relating to the aforementioned period, hereby declare said documents to be perfectly regular and to convey the true position of the Company, recommending the approval thereof by the Board of Directors of the Bank.

Cidade de Deus, Osasco, SP, August 2, 2002.

Ricardo Abecassis E. Santo Silva
Sócrates Fonseca Guimarães
Oswaldo de Moura Silveira

If you require any further information please contact:

The Board of Directors

Luiz Carlos Trabuco Cappi
Executive Vice-President and Investor Relations Director

Phone:#55 11 3681-4011
FAX: #55 11 3684-4630
E-mail: 4000.trabuco@bradesco.com.br

General Secretariat - Investor Relations

Jean Philippe Leroy
Investor Relations Technical Director

Cidade de Deus - Prédio Novo - 4th floor
CEP 06029-900 - Osasco - SP
Phone: #55 11 3684-9229 and #55 11 3684-9231
FAX: #55 11 3684-4570 and #55 11 3684-4630
E-mail: 4260.jean@bradesco.com.br

www.bradesco.com.br

Bradesco

Independent Auditors' Report

To
The Administrative Council and Stockholders
Banco Bradesco S.A.
Osasco - SP

We have examined the balance sheet of Banco Bradesco S.A. and the consolidated balance sheet of Banco Bradesco S.A. and its subsidiaries as of June 30, 2002 and the related statements of income, changes in stockholders' equity and changes in financial position for the semester then ended, which are the responsibility of its management. Our responsibility is to express an opinion on these financial statements.

Our examinations were conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Bank and its subsidiaries; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by management of the Bank and its subsidiaries, as well as the presentation of the financial statements taken as a whole.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Banco Bradesco S.A. and the consolidated financial position of Banco Bradesco S.A. and its subsidiaries as of June 30, 2002, and the results of its operations, changes in its stockholders' equity and changes in its financial position for the semester then ended, in conformity with accounting practices derived from the Brazilian Corporation Law and the Brazilian Central Bank rules with regards to the following paragraph.

As mentioned in Note 8 to the financial statements, the Bank adopted, in this semester, the new criteria for recording and evaluation of the securities and derivative financial instruments, determined by the Brazilian Central Bank.

The financial statements of Banco Bradesco S.A. and the consolidated financial statement of Banco Bradesco S.A. and its subsidiaries, related to the semester then ended June 30, 2001, presented for comparison purposes, were examined by us and based on our exams and on the reports of other independent auditors related to the subsidiaries described in Note 3e (item 4), we issued our report dated June 27, 2001, without exception.

August 2, 2002

KPMG

KPMG Auditores Independentes
CRC 2SP014428/O-6

José Marcelo Bessan	Alberto Spilborghs Neto
Accountant	Accountant
CRC 1SP129705/O-0	CRC1SP167455/O-0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO BRADESCO S.A.

Date: August 5, 2002.

By:____________________________
Name: **Luiz Carlos Trabuco Cappi**
Title: **Vice-President**